Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206463

&

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

Each of the boards of directors of Centene Corporation and Health Net, Inc. has unanimously approved a merger, combining Centene and Health Net and bringing together two complementary managed care organizations with a history of operating excellence to create a stronger, larger and more geographically diverse organization that will be well positioned to create greater value for all of our stockholders.

Centene and Health Net entered into an agreement and plan of merger on July 2, 2015. Subject to stockholder approvals and the satisfaction (or waiver to the extent legally permissible) of certain other closing conditions, Centene and Health Net will combine their businesses through the merger of Health Net with a newly formed, direct wholly owned subsidiary of Centene, with Health Net thereupon becoming a direct wholly owned subsidiary of Centene as the surviving corporation, in a transaction which is referred to as the merger. In addition, as more fully described herein, immediately following the completion of the merger and contingent upon Health Net’s receipt before the effective time of the merger of an opinion from Morgan, Lewis & Bockius LLP, its outside legal counsel, that the mergers will constitute a reorganization under Section 368(a) of Internal Revenue Code of 1986, as amended, which is referred to as the Code, Health Net, as the surviving corporation in the merger, will merge with and into another direct wholly owned Centene subsidiary, with the latter subsidiary surviving, in a transaction which is referred to as the subsequent merger. The merger and the subsequent merger are referred to collectively as the mergers or the transaction in this joint proxy statement/prospectus.

If the merger is completed, Health Net stockholders (other than (i) Centene, Health Net, Chopin Merger Sub I, Inc., a direct wholly owned subsidiary of Centene, which is referred to as Merger Sub I, and Chopin Merger Sub II, Inc., a direct wholly owned subsidiary of Centene, which is referred to as Merger Sub II, (ii) holders of Health Net stock options, restricted stock units or performance share awards (with respect to such underlying shares only) and (iii) any stockholders holding shares of Health Net common stock with respect to which appraisal rights are properly demanded and not withdrawn under the General Corporation Law of the State of Delaware) will receive $28.25 in cash and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of Health Net common stock, which ratio is referred to as the exchange ratio, and which cash and stock consideration combined are referred to as the merger consideration. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. No fractional shares of Centene common stock will be issued in the merger. Instead of receiving any fractional shares, each holder of Health Net common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (x) the amount of the fractional share interest in a share of Centene common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (y) an amount equal to the volume weighted average price per share of Centene common stock on the New York Stock Exchange, which is referred to as the NYSE, on each of the ten consecutive trading days ending with the third complete trading day immediately prior to the closing date, weighted by the total volume of trading in Centene common stock on each such trading day. Centene stockholders will continue to own their existing shares of common stock of Centene, the form of which will not be changed by the transaction.

Upon completion of the merger, former Health Net stockholders will own approximately 29% of the then outstanding Centene common stock, based on the number of shares and stock-based awards of Centene and Health Net outstanding as of September 17, 2015. The value of the merger consideration to be received in exchange for each share of Health Net common stock will fluctuate with the market value of Centene common stock until the merger is completed.

The merger and the subsequent merger, if both are consummated, are intended to constitute a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. If the subsequent merger is consummated, in general no gain or loss will be recognized by U.S. holders of Health Net common stock upon the exchange of Health Net common stock for Centene common stock except that U.S. holders will recognize gain (but not loss) to the extent such U.S. holders receive cash (including the cash portion of the merger consideration and any cash received in lieu of a fractional share). If the subsequent merger is not consummated, U.S. holders of Health Net common stock would recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the Centene common stock received in the merger and any cash received and (ii) such U.S. holder’s adjusted tax basis in the Health Net common stock surrendered in exchange therefor. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. You will not know at the time of your respective vote whether the subsequent merger will take place, and therefore you will not know the precise tax treatment of the merger or mergers when you vote.

Based on Centene’s closing stock price on September 18, 2015, the most recent practicable date for which such information was available, the merger consideration represented approximately $67.03 in value per share of Health Net common stock, which represents a premium of approximately 3.0% over Health Net’s closing stock price on July 1, 2015, the last trading day before the public announcement of the transaction described herein. The value of the merger consideration to be received in exchange for each share of Health Net common stock will fluctuate with the market value of Centene common stock until the merger is complete. The common stock of each of Centene and Health Net is listed on the New York Stock Exchange under the symbol “CNC” and “HNT,” respectively. We urge you to obtain current market quotations for the shares of common stock of Centene and Health Net.

Each of Health Net and Centene is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the mergers, the share issuance, and the other business to be considered by stockholders at each of the special meetings is contained in this joint proxy statement/prospectus. Any stockholder entitled to attend and vote at the Health Net or Centene special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Health Net or Centene common stock. We urge you to read this joint proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 44.

Your vote is very important regardless of the number of shares of Centene common stock or Health Net common stock that you own. The merger cannot be completed without approval of (i) the Share Issuance proposal (as defined below) by the affirmative vote of holders of a majority of the votes cast by the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting that are entitled to vote on the proposal and (ii) the Merger proposal (as defined below) by the affirmative vote of holders of a majority of the shares of Health Net common stock outstanding and entitled to vote on the record date.

Whether or not you plan to attend your company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The Centene board of directors unanimously recommends that Centene stockholders vote “FOR” the proposal to approve the issuance of Centene common stock in the merger, which is necessary to complete the merger.

The Health Net board of directors unanimously recommends that Health Net stockholders vote “FOR” the proposal to adopt the merger agreement, which is necessary to complete the merger.

Michael F. Neidorff	Jay M. Gellert
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
Centene	Health Net

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the subsequent merger or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 21, 2015, and is first being mailed to stockholders of Centene and Health Net on or about September 22, 2015.

2

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON, OCTOBER 23, 2015

To the Stockholders of Centene:

A special meeting of stockholders of Centene Corporation will be held at Centene Plaza, 7700 Forsyth Boulevard, St. Louis, Missouri 63105, on October 23, 2015 at 12:00 p.m., Central Time, for the following purposes:

1. To approve the issuance of Centene common stock, par value $0.001 per share, pursuant to the Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, Chopin Merger Sub I, Inc., Chopin Merger Sub II, Inc. and Health Net, Inc., as the same may be amended from time to time, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice (the “Share Issuance” proposal).

2. To approve any proposal to adjourn the Centene special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance proposal (the “Centene Adjournment” proposal).

3. To approve an amendment to Centene’s certificate of incorporation, as amended, to increase the number of authorized shares of Centene common stock from 200 million to 400 million, the full text of which is attached as Annex H to the joint proxy statement/prospectus accompanying this notice (the “Charter Amendment” proposal).

Approval of the Share Issuance proposal is required to complete the merger. Approval of the Charter Amendment proposal is not required to complete the merger.

Centene will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof by or at the direction of the board of directors.

The accompanying joint proxy statement/prospectus further describes the matters to be considered at the Centene special meeting.

The Centene board of directors has set September 22, 2015 as the record date for the Centene special meeting. Only holders of record of Centene common stock at the close of business on September 22, 2015 will be entitled to notice of and to vote at the Centene special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Centene special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Centene common stock.

Your vote is very important regardless of the number of shares of Centene common stock that you own. The merger cannot be completed without approval of the Share Issuance proposal by the affirmative vote of holders of a majority of the votes cast by the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting that are entitled to vote on the proposal. To ensure your representation at the Centene special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Centene special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Centene special meeting.

The Centene board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and unanimously recommends that you vote “FOR” the Share Issuance proposal, “FOR” the Centene Adjournment proposal and “FOR” the Charter Amendment proposal.

By Order of the Centene Board of Directors,

Keith H. Williamson

Executive Vice President, General Counsel and Secretary

September 21, 2015

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS CONCERNING THE MERGER, ABOUT THE PROPOSALS IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR ABOUT VOTING YOUR SHARES, PLEASE CALL EITHER:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10024

Phone: (877) 825-8772

Banks & Brokers: (212) 750-5833

or

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Phone: (800) 662-5200

Banks & Brokers: (203) 658-9400

Email: Centene@morrowco.com

2

Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

to be held on October 23, 2015

To the Stockholders of Health Net, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Health Net, Inc., a Delaware corporation (referred to as “Health Net”), which will be held at 21281 Burbank Boulevard, Woodland Hills, California 91367, on October 23, 2015, at 10:00 a.m., Pacific time, for the following purposes:

•	to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene Corporation, Chopin Merger Sub I, Inc., Chopin Merger Sub II, Inc. and Health Net, as amended from time to time (the “merger agreement”), which is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 54 and 134, respectively, and a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, which is referred to as the Merger proposal;

•	to vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise related to the proposed transactions, which is referred to as the Merger-Related Compensation proposal; and

•	to vote on a proposal to approve the adjournment of the Health Net special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger proposal, which is referred to as the Health Net Adjournment proposal.

Health Net will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the Health Net board of directors. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Health Net special meeting.

The Health Net board of directors has fixed the close of business on September 22, 2015 as the record date for the Health Net special meeting. Only Health Net stockholders of record at that time are entitled to receive notice of, and to vote at, the Health Net special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for inspection by any Health Net stockholder for any purpose germane to the special meeting during ordinary business hours for the 10 days preceding the Health Net special meeting at Health Net’s offices at 21650 Oxnard Street, Woodland Hills, CA 91367. The eligible Health Net stockholder list will also be available at the Health Net special meeting for examination by any stockholder of record present at such meeting.

Completion of the merger is conditioned on adoption of the merger agreement by the Health Net stockholders, which requires the approval of a majority of the issued and outstanding shares of Health Net common stock entitled to vote at the Health Net special meeting.

The Health Net board of directors has unanimously approved the merger and the merger agreement, declared the merger agreement advisable and in the best interest of Health Net and its stockholders, and unanimously recommends that Health Net stockholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise relates to the proposed transactions and “FOR” the proposal to approve the adjournment of the Health Net special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies.

Your vote is very important regardless of the number of shares of Health Net common stock that you own. Whether or not you expect to attend the Health Net special meeting in person, to ensure your representation at the Health Net special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) visiting the Internet site listed on the Health Net proxy card, (ii) calling the toll-free number listed on the Health Net proxy card or (iii) submitting your Health Net proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Health Net stock who is present at the Health Net special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Health Net special meeting in the manner described in the accompanying document. If your shares are held in the name of a broker, bank or other nominee, or through the Health Net 401(k) Plan please follow the instructions on the voting instruction card furnished by the broker, bank or other nominee, or your plan administrator.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Health Net special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Health Net common stock, please contact Health Net’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Phone: (212) 929-5500

Email: proxy@mackenziepartners.com

Website: www.mackenziepartners.com

By Order of the Health Net Board of Directors,

Kathleen A. Waters

Senior Vice President, General Counsel and Secretary

Woodland Hills, California

September 21, 2015

2

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Centene and Health Net from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 220.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Innisfree M&A Incorporated or Morrow & Co., LLC, Centene’s proxy solicitors, or MacKenzie Partners, Inc., Health Net’s proxy solicitor, at the following addresses and telephone numbers:

For Centene Stockholders:	For Health Net Stockholders:
Innisfree M&A Incorporated	MacKenzie Partners, Inc.
501 Madison Avenue, 20th Floor	105 Madison Avenue
New York, New York 10022	New York, New York 10016
(877) 825-8772 (toll-free)	Phone: (212) 929-5500
(212) 750-5833 (collect)	Email: proxy@mackenziepartners.com

or	Website: www.mackenziepartners.com

Morrow & Co., LLC
470 West Ave,
Stamford, CT 06902
(800) 662-5200 (toll-free)
(203) 658-9400 (collect)

To receive timely delivery of the documents in advance of the special meetings, you should make your request no later than October 8, 2015, which is 10 business days before the special meetings.

You may also obtain any of the documents incorporated by reference into this joint proxy statement/prospectus without charge through the Securities and Exchange Commission, which is referred to as the SEC, website at www.sec.gov. In addition, you may obtain copies of documents filed by Centene with the SEC by accessing Centene’s website at www.centene.com under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain copies of documents filed by Health Net with the SEC by accessing Health Net’s website at www.healthnet.com under the tab “Investor Relations” and then under the heading “Financial Information.”

We are not incorporating the contents of the websites of the SEC, Centene, Health Net or any other entity into this joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

3

i

Annex A: Agreement and Plan of Merger

Annex B: Voting Agreement between Health Net and Michael F. Neidorff

Annex C: Voting Agreement between Centene and Jay M. Gellert

Annex D: Opinion of Allen & Company LLC

Annex E: Opinion of Evercore Group L.L.C.

Annex F: Opinion of J.P. Morgan Securities LLC

Annex G: Section 262 of the Delaware General Corporation Law

Annex H: Form of Certificate of Amendment of the Centene Certificate of Incorporation

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the mergers and each of the Centene and Health Net special meetings. They may not include all the information that is important to stockholders of Centene and Health Net. Stockholders should carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q: What are the mergers?

A: Centene Corporation, which is referred to as Centene, and Health Net, Inc., which is referred to as Health Net, have entered into an Agreement and Plan of Merger, dated as of July 2, 2015, which (as amended from time to time) is referred to as the merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed business combination of Centene and Health Net. Under the merger agreement, subject to satisfaction (or waiver to the extent legally permissible) of the conditions to the merger set forth in the merger agreement and described hereinafter, Chopin Merger Sub I, Inc., a direct wholly owned subsidiary of Centene, which is referred to as Merger Sub I, will merge with and into Health Net, with Health Net continuing as the surviving corporation and a direct wholly owned subsidiary of Centene, in a transaction which is referred to as the merger. Pursuant to the merger agreement, immediately following the completion of the merger and contingent upon Health Net’s receipt before the effective time of the merger of an opinion from Morgan, Lewis & Bockius LLP, which is referred to as Morgan Lewis, its outside legal counsel, that the mergers will constitute a reorganization under Section 368(a) of the Code, Health Net, as the surviving corporation in the merger, will merge with and into Chopin Merger Sub II, Inc., another direct wholly owned subsidiary of Centene, which is referred to as Merger Sub II, with Merger Sub II continuing as the surviving corporation and a direct wholly owned subsidiary of Centene, in a transaction which is referred to as the subsequent merger, and together with the merger is referred to as the mergers or the transaction.

Q: Why am I receiving these materials?

A: Centene and Health Net are sending these materials to their respective stockholders to help them decide how to vote their shares of Centene or Health Net common stock, as the case may be, with respect to the merger and other matters to be considered at their respective special meetings.

The merger cannot be completed unless Centene stockholders approve the issuance of Centene common stock in the merger and Health Net stockholders adopt the merger agreement. Each of Centene and Health Net is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about these special meetings, the mergers and the other business to be considered by stockholders at each of the special meetings is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes both a joint proxy statement of Centene and Health Net and a prospectus of Centene. It is a joint proxy statement because each of the boards of directors of Centene and Health Net are soliciting proxies from their respective stockholders. It is a prospectus because Centene will issue shares of its common stock in exchange for outstanding shares of Health Net common stock in the merger.

Q: What will Health Net stockholders receive in the merger?

A: In the merger, Health Net stockholders (other than (i) Centene, Health Net, Merger Sub I, Merger Sub II or any of their respective subsidiaries, (ii) holders of Health Net stock options, restricted stock units or performance share awards (with respect to such underlying shares only) and (iii) any stockholders holding shares of Health Net common stock with respect to which appraisal rights are properly demanded and not withdrawn under the General Corporation Law of the State of Delaware, which is referred to as the DGCL) will receive $28.25 in cash and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of

Health Net common stock, which is referred to as the exchange ratio, and which cash and stock consideration combined are referred to as the merger consideration. This exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. No fractional shares of Centene common stock will be issued in the merger. Instead of receiving any fractional shares, each holder of Health Net common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (x) the amount of the fractional share interest in a share of Centene common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (y) an amount equal to the volume weighted average price per share of Centene common stock on the New York Stock Exchange, which is referred to as the NYSE, on each of the ten consecutive trading days ending with the third complete trading day immediately prior to the closing date, weighted by the total volume of trading in Centene common stock on each such trading day, which amount in this clause (y) we refer to as the Centene stock value. Centene stockholders will continue to own their existing shares of common stock of Centene, the form of which will not be changed by the transaction.

The merger and the subsequent merger, if both are consummated, are intended to constitute a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. If the subsequent merger is consummated, in general no gain or loss will be recognized by U.S. holders of Health Net common stock upon the exchange of Health Net common stock for Centene common stock except that U.S. holders will recognize gain (but not loss) to the extent such U.S. holders receive cash (including the cash portion of the merger consideration and any cash received in lieu of a fractional share). If the subsequent merger is not consummated, U.S. holders of Health Net common stock would recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the Centene common stock received in the merger and any cash received and (ii) such U.S. holder’s adjusted tax basis in the Health Net common stock surrendered in exchange therefor. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. You will not know at the time of your respective vote whether the subsequent merger will take place, and therefore you will not know the precise tax treatment of the merger or mergers when you vote. See “The Merger—U.S. Federal Income Tax Consequences” beginning on page 130 for additional information.

Q: What will happen to the preferred share purchase rights attached to Health Net common stock?

A: Prior to the completion of the merger, Health Net will terminate the rights agreement by and between Health Net and Wells Fargo Bank, N.A., which is referred to as the Health Net rights agreement. In connection with such termination, all of the rights to purchase Series A Junior Preferred Stock of Health Net will be cancelled without any consideration therefor. Prior to the execution and delivery of the merger agreement, the Health Net rights agreement was amended in an action approved by the board of directors of Health Net, which is referred to as the Health Net Board, such that the restrictions set forth in the Health Net rights agreement would not apply to the mergers, the merger agreement, the Health Net Voting Agreement (as defined below), Centene, Merger Sub I or Merger Sub II.

Q: When do Health Net and Centene expect to complete the transaction?

A: Centene and Health Net are working to complete the transaction as soon as practicable. We currently expect that the transaction will be completed by early 2016. Neither Centene nor Health Net can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control, including federal and state regulatory approvals. See “The Merger Agreement—Conditions to the Merger” beginning on page 156.

Q: What am I being asked to vote on, and why is this approval necessary?

A: Centene stockholders are being asked to vote on the following proposals:

1. to approve the issuance of Centene common stock, par value $0.001 per share, pursuant to the merger agreement, which is referred to as the Share Issuance proposal;

2. to approve any proposal to adjourn the Centene special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance proposal, which is referred to as the Centene Adjournment proposal; and

3. to approve an amendment to Centene’s certificate of incorporation, as amended, to increase the number of authorized shares of Centene common stock from 200 million to 400 million, the full text of which is attached as Annex H to this joint proxy statement/prospectus, which is referred to as the Charter Amendment proposal.

Approval of the Share Issuance proposal by Centene stockholders is required to complete the merger. Approval of the Charter Amendment proposal is not required to complete the merger.

Health Net stockholders are being asked to vote on the following proposals:

1. to adopt the merger agreement, which is referred to as the Merger proposal;

2. to approve, on an advisory basis, the merger-related compensation arrangements of Health Net’s named executive officers, which is referred to as the Merger-Related Compensation proposal; and

3. to approve any proposal to adjourn the Health Net special meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger proposal, which is referred to as the Health Net Adjournment proposal.

Approval of the Merger proposal by Health Net stockholders is required for completion of the merger.

The Share Issuance proposal and the Merger proposal are collectively referred to as the “Merger-Related” proposals.

Q: What vote is required to approve each proposal at the Centene Special Meeting?

A: The Share Issuance proposal: The affirmative vote of holders of a majority of the votes cast by the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Share Issuance proposal, which is referred to as the Centene Stockholder Approval.

The Centene Adjournment proposal: If a quorum is not present, the affirmative vote of holders of a majority of the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Centene Adjournment proposal. If a quorum is present, the affirmative vote of holders of a majority of the votes cast by the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Centene Adjournment proposal.

The Charter Amendment proposal: The affirmative vote of holders of a majority of the shares of Centene common stock outstanding and entitled to vote on the record date for the Centene special meeting is required to approve the Charter Amendment proposal.

Q: Have any Centene stockholders agreed to vote their shares in favor of any of the Centene proposals?

A: Yes. Michael F. Neidorff, President and Chief Executive Officer of Centene, who is referred to herein as the Centene Supporting Stockholder, entered into a voting agreement with Health Net, which is referred to as the Centene Voting Agreement, pursuant to which the Centene Supporting Stockholder agreed, among other things, to (a) appear at each meeting of the stockholders of Centene or otherwise cause all of the shares beneficially owned at such time by the Centene Supporting Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Centene for written consent, if any; and (b) vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all shares beneficially owned at such time by the Centene Supporting Stockholder (i) for the Share Issuance proposal and any actions in furtherance thereof at any meeting of the stockholders of Centene, and at any adjournment or postponement thereof, at which the Share Issuance proposal or the other transactions contemplated by the merger agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of Centene (or in response to a request by Centene for written consent with respect thereto), and (ii) against (A) any takeover proposal in respect of Centene and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement. The Centene Voting Agreement terminates in certain circumstances specified therein. As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, the Centene Supporting Stockholder has the power to vote and is the beneficial owner of approximately 0.8% and 2.9%, respectively, of the issued and outstanding shares of Centene common stock. The percentage of shares of Centene common stock that the Centene Supporting Stockholder has the power to vote or beneficially owns as of the record date is not expected to be meaningfully different from the percentage as of September 14, 2015. For a discussion of the Centene Voting Agreement, see “The Centene Voting Agreement” beginning on page 165.

Q: What vote is required to approve each proposal at the Health Net Special Meeting?

A: The Merger proposal: The affirmative vote of holders of a majority of the shares of Health Net common stock outstanding and entitled to vote on the record date for the Health Net special meeting is required to approve the Merger proposal, which is referred to as the Health Net Stockholder Approval.

The Merger-Related Compensation proposal: The affirmative vote of holders of a majority of the votes cast by stockholders of Health Net entitled to vote thereon, represented (in person or by proxy) at the Health Net special meeting, is required to approve the Merger-Related Compensation proposal. Because the vote on the Merger-Related Compensation proposal is advisory only, it will not be binding on either Health Net or Centene. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related compensation will be payable to Health Net’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Health Net’s stockholders.

The Health Net Adjournment proposal: If a quorum is not present, the affirmative vote of holders of a majority of the votes entitled to be cast by holders of shares of Health Net common stock represented (in person or by proxy) at the Health Net special meeting is required to approve the Health Net Adjournment proposal. If a quorum is present, the affirmative vote of holders of a majority of the votes cast by the shares of Health Net common stock represented (in person or by proxy) at the Health Net special meeting and entitled to vote on the proposal is required to approve the Health Net Adjournment proposal.

Q: Have any Health Net stockholders agreed to vote their shares in favor of any of the Health Net proposals?

A: Yes. Jay M. Gellert, President and Chief Executive Officer of Health Net, who is referred to herein as the Health Net Supporting Stockholder, entered into a voting agreement with Centene, which is referred to as the Health Net Voting Agreement, pursuant to which the Health Net Supporting Stockholder agreed, among other things, to (a) appear at each meeting of the stockholders of Health Net or otherwise cause all of the shares beneficially owned at such time by the Health Net Supporting Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Health Net for written consent, if any; and (b) vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all shares beneficially owned at such time by the Health Net Supporting Stockholder (i) for the adoption of the merger agreement, the merger and other transactions contemplated by the merger agreement, and all agreements in furtherance of the merger and any actions in furtherance thereof at any meeting of the stockholders of Health Net, and at any adjournment or postponement thereof, at which the merger agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of Health Net (or in response to a request by Health Net for written consent with respect thereto), and (ii) against (A) any takeover proposal in respect of Health Net and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement. The Health Net Voting Agreement terminates in certain circumstances specified therein. As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, the Health Net Supporting Stockholder has the power to vote and is the beneficial owner of approximately 1.3% and 2.1%, respectively, of the issued and outstanding shares of Health Net common stock. The percentage of shares of Health Net common stock that the Health Net Supporting Stockholder has the power to vote or beneficially owns as of the record date is not expected to be meaningfully different from the percentage as of September 14, 2015. For a discussion of the Health Net Voting Agreement, see “The Health Net Voting Agreement” beginning on page 168.

Q: What happens if the non-binding advisory proposal to approve compensation that will or may be paid or provided by Health Net to its named executive officers in connection with the merger is not approved?

A: Approval, on an advisory (non-binding basis), of compensation that will or may be paid or provided by Health Net to its named executive officers in connection with the merger is not a condition to completion of the merger. The vote is an advisory vote and is not binding. If the merger is completed, Health Net may pay “compensation in connection with the merger” to its named executive officers even if Health Net stockholders fail to approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Health Net to its named executive officers in connection with the merger.

Q: What constitutes a quorum?

A: The presence at the Centene special meeting, in person or by proxy, of the holders of a majority of the shares of Centene common stock issued and outstanding on the record date for the Centene special meeting and entitled to vote at the meeting will constitute a quorum for the transaction of business at the Centene special meeting. The presence at the Health Net special meeting, in person or by proxy, of the holders of a majority of Health Net votes entitled to be cast by stockholders entitled to vote on the record date for the Health Net special meeting will constitute a quorum for the transaction of business at the Health Net special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at each special meeting. Shares held in “street name” by brokers, banks or other nominees that do not have discretionary authority to vote the shares as to a particular matter and have not received voting instructions from their clients, which are referred to as broker non-votes, will be counted for the purpose of determining the presence of a quorum for the transaction of business at either special meeting to the extent there are any such broker non-votes.

Q: How does the Centene Board recommend that I vote?

A: The board of directors of Centene, which is referred to as the Centene Board, unanimously recommends that holders of Centene common stock vote “FOR” the Share Issuance proposal, “FOR” the Centene Adjournment proposal and “FOR” the Charter Amendment proposal.

Q: How does the Health Net Board recommend that I vote?

A: The Health Net Board unanimously recommends that Health Net stockholders vote “FOR” the Merger proposal and “FOR” the Health Net Adjournment proposal. In addition, the Health Net Board unanimously recommends that holders of Health Net common stock vote “FOR” the Merger-Related Compensation proposal to approve, on an advisory (non-binding) basis, any “golden parachute” compensation arrangement that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise relates to the merger or contemplated by the merger agreement.

Q: Is my vote required to approve the subsequent merger?

A: No. The constituent parties to the subsequent merger have approved the consummation of the subsequent merger. The subsequent merger is contingent upon (i) the consummation of the merger and (ii) Health Net’s receipt before the effective time of the merger of an opinion from Morgan Lewis, Health Net’s outside legal counsel, that the mergers will constitute a reorganization under Section 368(a) of the Code.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your Health Net stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your Health Net stock certificates in exchange for shares of Centene common stock from the exchange agent.

Q: How do I vote?

A: If you are a stockholder of record of Centene as of September 22, 2015, which is referred to as the Centene record date, or a stockholder of Health Net as of September 22, 2015, which is referred to as the Health Net record date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

•	Telephone voting, use the toll-free number shown on your proxy card;

•	Via the Internet, visit the website shown on your proxy card to vote via the Internet; or

•	Mail, complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record, you may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.

Q: When and where are the Centene and Health Net special meetings of stockholders? What must I bring to attend the special meeting?

A: The special meeting of Centene stockholders will be held at Centene Plaza, 7700 Forsyth Boulevard, St. Louis, Missouri 63105 at 12:00 p.m., Central Time, on October 23, 2015. Subject to space availability, all Centene stockholders as of the Centene record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 11:30 a.m., Central Time.

The special meeting of Health Net stockholders will be held at 21281 Burbank Boulevard, Woodland Hills, California 91367 at 10:00 a.m., Pacific Time, on October 23, 2015. Subject to space availability, all Health Net stockholders as of the Health Net record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., Pacific Time.

If you wish to attend your respective company’s special meeting, you must bring photo identification. If you hold your shares through a broker, bank or other nominee, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee or an account statement.

Q: If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A: If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Centene or Health Net or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Under the rules of the NYSE, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Health Net special meeting, the Share Issuance proposal and the Centene Adjournment proposal are such “non-routine” matters and that the Charter Amendment proposal is a “routine” matter. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a Centene stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Share Issuance proposal, which broker non-votes, if any, will have no effect on the vote count for this proposal (assuming a quorum is present);

•	your broker, bank or other nominee may not vote your shares on the Centene Adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for this proposal (regardless of whether a quorum is present); and

•	your broker, bank or other nominee may vote your shares on the Charter Amendment proposal.

If you are a Health Net stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” this proposal;

•	your broker, bank or other nominee may not vote your shares on the Merger-Related Compensation proposal, which broker non-votes, if any, will have no effect on the vote count for this proposal (assuming a quorum is present); and

•	your broker, bank or other nominee may not vote your shares on the Health Net Adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for this proposal if a quorum is present, and will have the same effect as a vote “AGAINST” this proposal if a quorum is not present.

Q: How do I vote my shares of Health Net common stock held through Health Net’s 401(k) Plan?

A: If you hold shares of Health Net common stock through Health Net’s 401(k) Plan, you may vote your shares by telephone, mail or via the Internet as described above. If you vote your shares by telephone or via the Internet, your voting instructions must be received before 11:59 p.m. (Eastern Time) on October 20, 2015 in order for you to instruct the 401(k) Plan trustee how to vote your shares. If you vote your shares by mail, your voting instructions must be received before 6:00 p.m. (Eastern Time) on October 20, 2015 in order for you to instruct the 401(k) Plan trustee how to vote your shares. If you hold shares through the 401(k) Plan and do not timely submit your voting instructions by this deadline, your applicable shares will be voted in the same proportion to the shares held in the 401(k) Plan for which votes were cast.

If you hold shares of Health Net common stock through the 401(k) Plan, you may attend the Health Net special meeting. However, shares held through the 401(k) Plan can only be voted as described above, and cannot be voted in person at the Health Net special meeting.

Q: What if I fail to vote or abstain?

A: For purposes of each of the Centene special meeting and the Health Net special meeting, an abstention occurs when a stockholder attends the applicable special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Centene

Share Issuance proposal: An abstention will have no effect on the vote for the Share Issuance proposal. If a Centene stockholder is not present in person at the Centene special meeting and does not respond by proxy, it will have no effect on the vote count for the Share Issuance proposal (assuming a quorum is present).

Centene Adjournment proposal: If a quorum is not present, an abstention will have the same effect as a vote “AGAINST” the Centene Adjournment proposal. If a quorum is present, an abstention will have no effect on the vote for the Centene Adjournment proposal. If a Centene stockholder is not present in person at the Centene special meeting and does not respond by proxy, it will have no effect on the vote count for the Centene Adjournment proposal (assuming a quorum is present).

Charter Amendment proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal.

Health Net

Merger proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the Merger proposal.

Merger-Related Compensation proposal: An abstention will have no effect on the vote on the Merger-Related Compensation proposal. If a Health Net stockholder is not present in person at the Health Net special meeting and does not respond by proxy, it will have no effect on the vote count for the Merger-Related Compensation proposal (assuming a quorum is present).

Health Net Adjournment proposal: If a quorum is not present, an abstention will have the same effect as a vote cast “AGAINST” the Health Net Adjournment proposal. If a quorum is present, an abstention will have no effect on the Health Net Adjournment proposal. If a Health Net stockholder is not present in person at the Health Net special meeting and does not respond by proxy, it will have no effect on the vote count for the Health Net Adjournment proposal (assuming a quorum is present).

Q: What will happen if I return my proxy or voting instruction card without indicating how to vote?

A: If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Centene common stock represented by your proxy will be voted as recommended by the Centene Board with respect to that proposal or the Health Net common stock represented by your proxy will be voted as recommended by the Health Net Board with respect to that proposal. Unless a Centene stockholder or a Health Net stockholder, as applicable, checks the box on its proxy card to withhold discretionary authority, the applicable proxy holders may use their discretion to vote on other matters relating to the Centene special meeting or Health Net special meeting, as applicable.

Q: What if I hold shares of both Centene common stock and Health Net common stock?

A: If you are a stockholder of both Centene and Health Net, you will receive two separate packages of proxy materials. A vote as a Health Net stockholder will not constitute a vote as a Centene stockholder and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Centene or Health Net, or vote as both a Centene stockholder and as a Health Net stockholder by Internet or telephone.

Q: May I change or revoke my vote after I have delivered my proxy or voting instruction card?

A: Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the Centene or Health Net special meeting as described herein. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Centene or Health Net, as applicable;

•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the Centene or Health Net special meeting, as applicable, and voting in person.

If you choose any of the first three methods, you must take the described action no later than the beginning of the applicable special meeting.

If your shares are held in an account at a broker, bank or other nominee or through the Health Net 401(k) Plan and you have delivered your voting instruction card to your broker, bank or other nominee, you should contact your broker, bank or other nominee, or your plan administrator to change your vote.

Q: What are the U.S. federal income tax consequences of the merger?

A: The merger and the subsequent merger, if both are consummated, are intended to constitute a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Centene’s obligation to complete the subsequent merger that Health Net receive a written opinion of Morgan Lewis, Health Net’s outside legal counsel, to the effect that the mergers will qualify as a reorganization described in Section 368(a) of the Code. If the subsequent merger is consummated, in general no gain or loss will be recognized by U.S. holders of Health Net common stock upon the exchange of Health Net common stock for Centene common stock except that U.S. holders will recognize gain (but not loss) to the extent such U.S. holders receive cash (including the cash portion of the merger consideration and any cash received in lieu of a fractional share). If the subsequent merger is not consummated, U.S. holders of Health Net common stock would recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the Centene common stock received in the merger and any cash received and (ii) such U.S. holder’s adjusted tax basis in the Health Net common stock surrendered in exchange therefor. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. You will not know at the time of your respective vote whether the subsequent merger will take place, and therefore you will not know the precise tax treatment of the merger or mergers when you vote. See “The Merger—U.S. Federal Income Tax Consequences” beginning on page 130 for additional information.

Q: Do I have appraisal rights in connection with the transaction?

A: Under Delaware law, Centene stockholders will not be entitled to exercise any appraisal rights in connection with the merger, the subsequent merger or any other transaction described in this joint proxy statement/prospectus.

Subject to the closing of the merger, record holders of Health Net common stock who do not vote in favor of the adoption of the merger agreement and otherwise comply fully with the requirements and procedures of Section 262 of the DGCL may exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Health Net common stock exclusive of any element of value arising from the accomplishment or expectation of the mergers. The “fair value” could be higher or lower than, or the same as, the merger consideration. A detailed description of the appraisal rights and procedures available to Health Net stockholders is included in “The Merger—Appraisal Rights” beginning on page 125. The full text of Section 262 of the DGCL is attached as Annex G to this joint proxy statement/prospectus.

Q: What will happen to my Health Net stock options and other stock-based awards?

A: Upon completion of the merger:

•	Each outstanding Health Net stock option that you hold will be cancelled in exchange for:

(i) a cash payment of $28.25 for each share of Health Net common stock subject to the option, generally reduced by an amount of cash equal to any applicable withholding taxes; and

(ii) a distribution of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of Health Net common stock subject to the option, generally reduced by a number of shares of Centene common stock with a Centene stock value equal to the aggregate exercise price of the option.

If the amount of cash that would otherwise be provided to you in respect of your Health Net stock options is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to you will be reduced to the extent necessary to cover the shortfall. If the number of shares of Centene common stock that would otherwise be provided to you in respect of your Health Net stock options is not sufficient to cover the option exercise price, then the amount of cash that would otherwise be provided to you will be reduced to the extent necessary to cover the shortfall. Any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

•	Each outstanding Health Net restricted stock unit and performance share award that you hold that either (i) is vested in accordance with its vesting schedule as of the completion of the merger or (ii) becomes vested under its terms solely as a result of the completion of the merger will be cancelled in exchange for a cash payment per share subject to the award of $28.25 and a distribution per share subject to the award of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock.

Any applicable withholding taxes resulting from this treatment of your vested Health Net restricted stock units or performance share awards will be satisfied by reducing the amount of cash that would otherwise be provided to you, but if the amount of that cash is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to you will be reduced to the extent necessary to cover the shortfall. Any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

•

Each outstanding Health Net restricted stock unit and performance share award that is not vested in accordance with its vesting schedule as of the completion of the merger and does not otherwise become vested under its terms solely as a result of the completion of the merger will be converted into an award relating to a number of shares of Centene common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Health Net common stock that were issuable upon the vesting of such award immediately prior to the effective time of the merger, multiplied by (ii) the rollover award exchange ratio, as described hereinafter, but will otherwise remain outstanding subject to the same terms and conditions (including time-based vesting conditions) as applied to the award immediately prior to the completion of the merger. However, any outstanding performance criteria relating to converted Health Net performance share awards will be deemed to have been achieved at the target level. The “rollover award exchange ratio” is equal to the sum of (x) 0.622 and (y) the quotient of (1) $28.25 divided by (2) the Centene stock value.

Q: What happens if I sell my shares of Health Net common stock after the record date but before the Health Net special meeting?

A: The record date for the Health Net special meeting (the close of business on September 22, 2015) is earlier than the date of the Health Net special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Health Net common stock after the record date but before the date of the Health Net special meeting, you will retain your right to vote at the Health Net special meeting. However, you will not have the right to receive the merger consideration to be received by Health Net stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q: What happens if I sell my Centene shares after the record date but before the Centene special meeting?

A: The record date for the Centene special meeting (the close of business on September 22, 2015) is earlier than the date of the Centene special meeting. If you sell or otherwise transfer your Centene common shares after the record date but before the date of the Centene special meeting, you will retain your right to vote at the Centene special meeting.

Q: Whom should I contact if I have any questions about the proxy materials or voting?

A: If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a Centene stockholder, you should contact the proxy solicitation agents for Centene, at:

Innisfree M&A Incorporated (877) 825-8772 Bankers and brokers call collect at (212) 750-5833	Morrow & Co., LLC (800) 662-5200 Bankers and brokers call collect at (203) 658-9400

If you are a Health Net stockholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for Health Net, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Centene and Health Net urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which Centene and Health Net also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 220. Unless stated otherwise, all references in this joint proxy statement/prospectus to Centene are to Centene Corporation, all references to Health Net are to Health Net, Inc. and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene Corporation, Chopin Merger Sub I, Inc., Chopin Merger Sub II, Inc. and Health Net, Inc., a copy of which is attached as Annex A to this joint proxy statement/prospectus.

The Parties

Centene

Centene is a diversified, multi-national health care enterprise that provides programs and services to government sponsored health care programs, focusing on under-insured and uninsured individuals. Centene provides member-focused services through locally based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. Centene also provides education and outreach programs to inform and assist members in accessing quality, appropriate health care services. Centene believes its local approach, including member and provider services, enables it to provide accessible, quality, culturally-sensitive health care coverage to its communities. Centene’s health management, educational and other initiatives are designed to help members best utilize the health care system to ensure they receive appropriate, medically necessary services and effective management of routine, severe and chronic health problems, resulting in better health outcomes. Centene combines its decentralized local approach for care with a centralized infrastructure of support functions such as finance, information systems and claims processing.

Centene operates in two segments: Managed Care and Specialty Services. Centene’s Managed Care segment provides health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, Long Term Care, Foster Care, dual-eligible individuals and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. Beginning in 2014, Centene’s Managed Care segment also provides health plan coverage to individuals covered through federally-facilitated and state-based Health Insurance Marketplaces. Centene’s Specialty Services segment consists of Centene’s specialty companies offering diversified health care services and products to state programs, correctional facilities, health care organizations, employer groups and other commercial organizations, as well as to its own subsidiaries. For the year ended December 31, 2014, Centene’s Managed Care and Specialty Services segments accounted for 89% and 11%, respectively, of Centene’s total external premium and service revenues.

Centene’s managed care membership totaled 4.1 million as of December 31, 2014. For the year ended December 31, 2014, Centene’s premium and service revenues and net earnings from continuing operations attributable to Centene were $15.7 billion and $268 million, respectively, and its total cash flow from operations was $1.2 billion.

On February 2, 2015, the Centene Board declared a two-for-one split of Centene common stock in the form of a 100% stock dividend distributed February 19, 2015 to stockholders of record on February 12, 2015. All share, per share and stock price information presented in this joint proxy statement/prospectus has been adjusted for the two-for-one stock split.

Centene’s initial health plan commenced operations in Wisconsin in 1984. Centene was organized in Wisconsin in 1993 as a holding company for its initial health plan and reincorporated in Delaware in 2001. Centene’s corporate office is located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105, and its telephone number is (314) 725-4477. Centene’s website address is www.centene.com. Information contained on Centene’s website does not constitute part of this joint proxy statement/prospectus. Centene’s stock is publicly traded on the NYSE under the ticker symbol “CNC.”

Health Net

Health Net is a publicly traded managed care organization that delivers managed health care services through health plans and government-sponsored managed care plans. Health Net’s mission is to help people be healthy, secure and comfortable. Health Net provides and administers health benefits to approximately 6.1 million individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid and dual eligible programs as well as programs with the U.S. Department of Defense, which is referred to as the DoD, and U.S. Department of Veterans Affairs, which is referred to as VA. Health Net also offers behavioral health, substance abuse and employee assistance programs, and managed health care products related to prescription drugs.

Health Net’s Western Region Operations segment includes the operations of its commercial, Medicare and Medicaid health plans as well as the operations of its health and life insurance companies and certain operations of its behavioral health and pharmaceutical services subsidiaries, primarily in Arizona, California, Oregon and Washington. As of June 30, 2015, Health Net had approximately 3.2 million risk members in its Western Region Operations segment. For the year ended December 31, 2014, Western Region Operations health plan services premiums revenues were approximately $13.4 billion.

Health Net’s Government Contracts segment includes its government-sponsored managed care contract with the DoD under the TRICARE program in the North Region, its Military and Family Life Counseling, formerly Military and Family Life Consultant, which is referred to as MFLC, contract with DoD and other health care related government contracts, including the Veterans Choice and Patient Centered Community Care program, which is referred to as PC3/Choice, with VA. Under the T-3 contract for the TRICARE North Region, Health Net provides administrative services to approximately 2.8 million Military Health System eligible beneficiaries. For the year ended December 31, 2014, Government Contracts revenues were approximately $604 million.

Health Net was incorporated in 1990. The current operations are the result of the April 1, 1997 merger transaction, which is referred to as the FHS Combination, involving Health Systems International, Inc., which is referred to as HSI, and Foundation Health Corporation. Health Net changed its name to Health Net, Inc. in November 2000. Prior to the FHS Combination, Health Net was the successor to the business conducted by Health Net of California, Inc., now its health maintenance organization, which is referred to as HMO, subsidiary in California, and HMO and preferred provider organization networks operated by QualMed, Inc., which combined with those networks in 1994 to create HSI.

Health Net’s executive offices are located at 21650 Oxnard Street, Woodland Hills, California 91367, its website address is www.healthnet.com, and its phone number is (818) 676-6000. Information contained on Health Net’s website does not constitute part of this joint proxy statement/prospectus. Health Net common stock is listed on the NYSE, trading under the symbol “HNT.”

Merger Sub I

Chopin Merger Sub I, Inc., which is referred to as Merger Sub I, a direct wholly owned subsidiary of Centene, is a Delaware corporation incorporated on June 26, 2015 for the purpose of effecting the merger. Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub I are located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105.

Merger Sub II

Chopin Merger Sub II, Inc., which is referred to as Merger Sub II and, together with Merger Sub I, the Merger Subs, a direct wholly owned subsidiary of Centene, is a Delaware corporation incorporated on June 26, 2015 for the purpose of effecting the subsequent merger, if applicable. Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers. The principal executive offices of Merger Sub II are located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105.

The Transaction

On July 2, 2015, Centene, Health Net, Merger Sub I and Merger Sub II entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub I will merge with and into Health Net, with Health Net continuing as the surviving corporation and a direct wholly owned subsidiary of Centene. In addition, immediately following the completion of the merger and contingent upon Health Net’s receipt before the effective time of the merger of an opinion from Morgan Lewis, Health Net’s outside legal counsel, that the mergers will constitute a reorganization under Section 368(a) of the Code, Health Net as the surviving corporation in the merger will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving corporation and a direct wholly owned subsidiary of Centene.

Consideration to be Received in the Merger by Health Net Stockholders

In the merger, each share of Health Net common stock that is issued and outstanding immediately prior to the effective time of the merger (other than (i) any shares of Health Net common stock owned or held directly or indirectly by Centene, Health Net (including as treasury stock), Merger Sub I or Merger Sub II, which will be cancelled upon completion of the merger, (ii) shares underlying Health Net stock options, restricted stock units or performance share awards and (iii) any shares of Health Net common stock with respect to which appraisal rights are properly demanded and not withdrawn under the DGCL, which are referred to as appraisal shares) will be converted into the right to receive $28.25 in cash and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock, which is referred to as the exchange ratio, and which cash and stock consideration combined are referred to as the merger consideration. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction (including any exercise of rights issued pursuant to the Health Net rights agreement), or any stock dividend declared thereon, with respect to the shares of either Centene common stock or Health Net common stock with a record date prior to completion of the merger. No fractional shares of Centene common stock will be issued in connection with the merger. Instead of receiving any fractional shares, each holder of Health Net common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (x) the amount of the fractional share interest in a share of Centene common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (y) the Centene stock value. Centene stockholders will continue to own their existing shares of Centene common stock, the form of which will not be changed by the transaction.

Treatment of Stock Options and Other Stock-Based Awards

Health Net

Each outstanding Health Net stock option will be cancelled upon completion of the merger in exchange for (i) a cash payment of $28.25 for each share of Health Net common stock subject to the option, generally reduced by an amount of cash equal to any applicable withholding taxes, and (ii) a distribution of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of Health Net common stock subject to the option, generally reduced by a number of shares of Centene common stock with a Centene stock value equal to the aggregate exercise price of the option (such aggregate amount hereinafter referred to as the “Health Net Stock Option Consideration”). If the amount of cash that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. If the number of shares of Centene common stock that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the option exercise price, then the amount of cash that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. Any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

Each outstanding Health Net restricted stock unit and performance share award that either (i) is vested in accordance with its vesting schedule as of the completion of the merger or (ii) becomes vested under its terms solely as a result of the completion of the merger will be cancelled upon the completion of the merger in exchange for a cash payment per share subject to the award of $28.25 and a distribution per share subject to the award of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock.

Any applicable withholding taxes resulting from this treatment of vested Health Net restricted stock units and performance share awards will be satisfied by reducing the amount of cash that would otherwise be provided to the holder of the vested award, but if the amount of that cash is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. However, any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

Each outstanding Health Net restricted stock unit and performance share award that is not vested in accordance with its vesting schedule as of the completion of the merger and does not otherwise become vested under its terms solely as a result of the completion of the merger will be converted into an award relating to a number of shares of Centene common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Health Net common stock that were issuable upon the vesting of such award immediately prior to the effective time of the merger, multiplied by (ii) the rollover award exchange ratio, as described hereinafter, but will otherwise remain outstanding subject to the same terms and conditions (including time-based vesting conditions) as applied to the award immediately prior to the completion of the merger. However, any outstanding performance criteria relating to converted Health Net performance share awards will be deemed to have been achieved at the target level. The “rollover award exchange ratio” is equal to the sum of (x) 0.622 and (y) the quotient of (1) $28.25 divided by (2) the Centene stock value.

For a more complete discussion of the treatment of Health Net stock options, restricted stock units and performance share awards, see “The Merger Agreement—Treatment of Health Net Stock Options and Other Stock-Based Awards” on page 135. For further discussion of the treatment of Health Net stock options, restricted stock units and performance share awards held by directors and executive officers of Health Net, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Health Net in the Merger” beginning on page 107.

Centene

Neither the merger nor the subsequent merger (if it occurs) will affect Centene’s stock options or other stock-based awards. All such awards will remain outstanding subject to the same terms and conditions that are applicable to such stock options or other stock-based awards prior to the mergers.

Centene Board of Directors Following Completion of the Merger

Board of Directors. The merger agreement provides that the parties will take all actions so that immediately following the completion of the merger, the Centene Board will include one director to be designated by the Health Net Board from those directors serving on the Health Net Board as of July 2, 2015, who qualifies as an “independent” director as defined by Section 303A.02 of the NYSE Listed Company Manual and is reasonably acceptable to the Nominating and Corporate Governance Committee of Centene. Other than such additional director, no changes to the Centene Board or Centene senior management are expected in connection with the consummation of the mergers.

For a more complete discussion of the directors and executive officers of the surviving corporation, see “The Merger—Governance of Centene Following Completion of the Merger” beginning on page 106.

Headquarters

Upon completion of the transaction, Centene’s corporate headquarters will remain in St. Louis, Missouri, with operations throughout the country.

Recommendations of the Centene Board of Directors

After careful consideration, the Centene Board unanimously recommends that holders of Centene common stock vote “FOR” the Share Issuance proposal, “FOR” the Centene Adjournment proposal and “FOR” the Charter Amendment proposal.

For a more complete description of the Centene Board’s reasons for the transaction and the recommendations of the Centene Board, see “The Merger—Rationale for the Transaction” and “The Merger—Centene Board of Directors’ Recommendations and Its Reasons for the Transaction” beginning on pages 64 and 65, respectively.

Recommendations of the Health Net Board of Directors

After careful consideration, the Health Net Board unanimously recommends that holders of Health Net common stock vote “FOR” the Merger proposal and “FOR” the Health Net Adjournment proposal.

After careful consideration, the Health Net Board unanimously recommends that holders of Health Net common stock vote “FOR” the Merger-Related Compensation proposal to approve, on an advisory (non-binding) basis, any “golden parachute” compensation arrangement that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise relates to the merger or contemplated by the merger agreement.

For a more complete description of the Health Net Board’s reasons for the transaction and the recommendation of the Health Net Board, see “The Merger—Rationale for the Transaction” and “The Merger—Health Net Board of Directors’ Recommendation and Its Reasons for the Transaction” beginning on pages 64 and 65, respectively.

Opinions of Financial Advisors

Centene’s Financial Advisors

Opinion of Allen & Company LLC

Centene has engaged Allen & Company LLC, referred to as Allen & Company, as a financial advisor to Centene in connection with the proposed merger. On July 1, 2015, at a meeting of the Centene Board held to evaluate the merger, Allen & Company rendered an oral opinion, which was confirmed by delivery of a written opinion dated July 1, 2015, to the Centene Board as to the fairness, from a financial point of view and as of the date of such opinion, to Centene of the merger consideration payable by Centene pursuant to the merger agreement.

The full text of Allen & Company’s written opinion, dated July 1, 2015, which describes the procedures followed, matters considered, assumptions made and qualifications and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are encouraged to read Allen & Company’s opinion carefully and in its entirety. Allen & Company’s opinion was intended for the benefit and use of the Centene Board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view to Centene and did not address any other aspect of the merger. Allen & Company’s opinion did not constitute a recommendation as to the course of action that the Centene Board should pursue in connection with the merger, or otherwise address the merits of the underlying decision by Centene to engage in the merger, including in comparison to other strategies or transactions that might be available to Centene or in which Centene might engage. The opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger or otherwise.

Opinion of Evercore Group L.L.C.

Centene has engaged Evercore Group L.L.C., referred to as Evercore, as a financial advisor to Centene in connection with the proposed merger. On July 1, 2015, at a meeting of the Centene Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, as of July 1, 2015, the merger consideration was fair, from a financial point of view, to Centene.

The full text of the written opinion of Evercore, dated as of July 1, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Centene Board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Centene Board or to any other persons in respect of the merger, including as to how any holder of shares of Centene common stock or Health Net common stock should vote or act in respect of the Centene share issuance or the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Centene, nor does it address the underlying business decision of Centene to engage in the merger.

Health Net’s Financial Advisor

Opinion of J.P. Morgan Securities LLC

In connection with its consideration of the merger, the Health Net Board received on July 1, 2015 from Health Net’s financial advisor, J.P. Morgan Securities LLC, which is referred to as J.P. Morgan, its oral opinion, subsequently confirmed in writing on the same day, that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the merger consideration to be paid to the holders of Health Net common stock in the merger and, if applicable, the subsequent merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of J.P. Morgan, dated July 1, 2015, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached to this joint proxy statement/prospectus as Annex F and is incorporated herein by reference. You should read this opinion and the description beginning on page 89 carefully and in their entirety. J.P. Morgan’s opinion is addressed to the Health Net Board, is directed only to the merger consideration to be paid to the holders of Health Net common stock and does not address any other matter. The opinion does not constitute a recommendation as to how any such stockholder should vote with respect to the merger or any other matter.

For a description of the opinion that the Health Net Board received from J.P. Morgan, see “ The Merger—Opinion of Health Net’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus.

Interests of Directors and Executive Officers in the Mergers

You should be aware that some of the directors and executive officers of Centene and Health Net have interests in the mergers that are different from, or are in addition to, the interests of stockholders generally. These interests include the following:

For Health Net’s Directors and Executive Officers: The accelerated vesting and settlement of certain stock-based compensation awards; the conversion of certain restricted stock units and performance share awards; indemnification and insurance; the appointment of one independent director to be designated by the Health Net Board from those directors serving on the Health Net Board as of July 2, 2015, who qualifies as an “independent” director as defined by Section 303A.02 of the NYSE Listed Company Manual and is reasonably acceptable to the Nominating and Corporate Governance Committee of Centene; the anticipated service in senior positions of certain members of Health Net’s senior management team following the mergers; the treatment of compensation arrangements relating to certain executive officers; the indemnification of Health Net’s directors and officers by Centene; and the interests and obligations of Mr. Jay M. Gellert pursuant to the Health Net Voting Agreement. For a further discussion of the Health Net Voting Agreement, see “The Health Net Voting Agreement” beginning on page 168.

For Centene’s Directors and Executive Officers: Mr. Michael F. Neidorff, currently the Chairman of the Centene Board and Centene’s President and Chief Executive Officer, will continue in those positions immediately following the completion of the mergers; Mr. Neidorff and eight other directors of Centene will continue to serve as directors of Centene immediately following the completion of the mergers; and the interests and obligations of Mr. Michael F. Neidorff pursuant to the Centene Voting Agreement. For a further discussion of the Centene Voting Agreement, see “The Centene Voting Agreement” beginning on page 165.

The Centene Board and the Health Net Board were aware of these additional interests by their respective directors and executive officers and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and in recommending the applicable merger-related proposals.

For a further discussion of the interests of Health Net and Centene directors and executive officers in the mergers, see “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 107.

The Centene Voting Agreement

In connection with entering into the merger agreement, Michael F. Neidorff, the President and Chief Executive Officer of Centene, who is referred to herein as the Centene Supporting Stockholder, entered into a voting agreement with Health Net, which is referred to as the Centene Voting Agreement, pursuant to which the Centene Supporting Stockholder agreed to, among other things, vote his shares of Centene common stock (i) for the Share Issuance proposal and any actions in furtherance thereof at any meeting of the stockholders of Centene, and at any adjournment or postponement thereof, at which the Share Issuance proposal, or the other transactions contemplated by the merger agreement and the other related agreements (or any amended versions thereof), or such other actions, are submitted for the consideration and vote of the stockholders of Centene (or in response to a request by Centene for written consent with respect thereto), and (ii) against (A) any takeover proposal in respect of Centene and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement. Notwithstanding the foregoing agreements each of Health Net and the Centene Supporting Stockholder have agreed that the foregoing obligations will not in any way restrict the Centene Supporting Stockholder from taking any action in his capacity as a director, officer or employee of Centene that is otherwise permitted to be taken pursuant to the merger agreement. The Centene Voting Agreement terminates upon the earliest to occur of: (x) the termination of the merger agreement; (y) an adverse recommendation by the Centene Board: or (z) the receipt of the Centene stockholder approval in respect of the Share Issuance proposal. As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, the Centene Supporting Stockholder has the power to vote and is the beneficial owner of approximately 0.8% and 2.9%, respectively, of the issued and outstanding shares of Centene common stock. The percentage of shares of Centene common stock that the Centene Supporting Stockholder has the power to vote or beneficially owns as of the record date is not expected to be meaningfully different from the percentage as of September 14, 2015.

For a further discussion of the Centene Voting Agreement, see “The Centene Voting Agreement” beginning on page 165.

The Health Net Voting Agreement

In connection with entering into the merger agreement, Jay M. Gellert, the President and Chief Executive Officer of Health Net, who is referred to herein as the Health Net Supporting Stockholder, entered into a voting agreement with Centene, which is referred to as the Health Net Voting Agreement, pursuant to which the Health Net Supporting Stockholder agreed to, among other things, vote his shares of Health Net common stock (i) for the adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, and all agreements in furtherance of the merger and any actions in furtherance thereof at any meeting of the stockholders of Health Net, and at any adjournment or postponement thereof, at which such merger agreement and the other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of Health Net (or in response to a request by Health Net for written consent with respect thereto), and (ii) against (A) any takeover proposal with respect to Health Net and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement. Notwithstanding the foregoing agreements each of Centene and the Health Net Supporting Stockholder have agreed that the foregoing obligations will not in any way restrict the Health Net Supporting Stockholder from making any action in his capacity as a director, officer or employee of Health Net that is otherwise permitted to be taken pursuant to the merger agreement. The Health Net Voting Agreement terminates upon the earliest to occur of: (x) the termination of the merger agreement; (y) an adverse recommendation by the Health Net Board; or (z) the receipt of the Health Net stockholder approval in respect of the Merger proposal. As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, the Health Net Supporting Stockholder has the power to vote and is the beneficial owner of approximately 1.3% and 2.1%, respectively, of the issued and outstanding shares of Health Net common stock. The percentage of shares of Health Net common stock that the Health Net Supporting Stockholder has the power to vote or beneficially owns as of the record date is not expected to be meaningfully different from the percentage as of September 14, 2015.

For a further discussion of the Health Net Voting Agreement, see “The Health Net Voting Agreement” beginning on page 168.

U.S. Federal Income Tax Consequences of the Merger

Centene and Health Net intend for the mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Health Net’s obligation or Centene’s obligation to complete the transactions that the mergers, taken together, be treated as a “reorganization.” The subsequent merger is predicated on Health Net receiving an opinion from Morgan Lewis, with a copy delivered to Centene, to the effect that the mergers will constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

If Morgan Lewis does not deliver such an opinion, then the subsequent merger will not occur, and the initial merger will be a taxable transaction as described under “The Merger—U.S. Federal Income Tax Consequences—Tax Consequences if the Transaction Does Not Qualify as a Reorganization Described in Section 368(a) of the Code.” If the opinion is delivered, it will be based, and the discussion under “The Merger—U.S. Federal Income Tax Consequences—Tax Consequences if the Second Merger Does Occur and the Transaction Qualifies as a Transaction Described in Section 368(a) of the Code” is based, on the facts, representations and warranties contained in representation letters provided by Centene and Health Net to Morgan Lewis, and on customary factual assumptions set forth in Morgan Lewis’ opinion. The opinion of Morgan Lewis, if delivered, will not be binding on the Internal Revenue Service or any court. Health Net and Centene have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions and, as a result, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income Tax Consequences” beginning on page 130.

Accounting Treatment of the Merger

The merger and the subsequent merger, if it occurs, will be accounted for as an acquisition of Health Net by Centene under the acquisition method of accounting in accordance with accounting principles generally accepted in the U.S., which is referred to as GAAP.

Appraisal Rights

Under Delaware law, Centene stockholders will not be entitled to any appraisal rights in connection with the merger, the subsequent merger or any other transactions described in this joint proxy statement/prospectus.

Under Delaware law, if the merger is completed, record holders of Health Net common stock who do not vote in favor of the adoption of the merger agreement and who otherwise properly exercise their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Health Net common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the General Corporation Law of the State of Delaware, which is referred to as the DGCL, are included as Annex G to this proxy statement/prospectus. Health Net stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Health Net stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. For a more detailed description of Health Net stockholder’s appraisal rights, see “The Merger—Appraisal Rights” beginning on page 125.

Regulatory Approvals

HSR Act

The merger is subject to the requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, which prevents Centene and Health Net from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice, which is referred to as the DOJ, and the Federal Trade Commission, which is referred to as the FTC, and the HSR Act waiting period is terminated or expires. On July 17, 2015, Centene and Health Net filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC. On August 11, 2015, early termination of the waiting period under the HSR Act was granted by the FTC and DOJ.

Other Regulatory Approvals

Pursuant to the insurance laws and, in some instances, the health care laws of Arizona, California, Oregon and the Cayman Islands, applicable regulatory authorities must approve of (or provide non-objection, grant of exemption, or, in certain circumstances, alternative resolution, as the case may be, to) Centene’s acquisition of control of Health Net’s health maintenance organization and insurance companies. In addition, various other pre- and post-closing notification filings (which are not conditions to the completion of the merger) will be made pursuant to applicable insurance and health care regulatory laws. For more information about regulatory approvals relating to the merger, including a discussion of circumstances that may constitute Burdensome Conditions (as defined herein), see the sections entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122, “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts” beginning on page 150 and “The Merger Agreement—Conditions to the Merger” beginning on page 156.

Although we expect that all regulatory clearances and approvals will be obtained, we cannot assure you that these clearances and approvals will be timely obtained or obtained under the terms of the merger agreement at all or that the granting of these clearances and approvals will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

For a more complete discussion of regulatory approvals relating to the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122.

Litigation Related to the Merger

In connection with the merger, two purported Health Net stockholders filed two putative class action lawsuits against Health Net, Centene, the Merger Subs and the members of the Health Net Board. The lawsuits, as amended and consolidated, allege, among other things, that the merger consideration is inadequate, that the process culminating in the merger was flawed, that the directors of Health Net breached their fiduciary duties in connection with the merger, and that Centene and the Merger Subs aided and abetted the breaches of fiduciary duty. The amended complaint also alleges that the Form S-4 Registration Statement filed on August 19, 2015 contains material misstatements and omits material information. The consolidated lawsuit seeks to enjoin the merger and other relief. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger.”

Conditions to Completion of the Mergers

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Centene and Health Net receive stockholder approval of the Share Issuance proposal and Merger proposal, respectively, at their respective special meetings and receive all required regulatory approvals. The parties currently expect to complete the transaction by early 2016. However, it is possible that factors outside of each company’s control could require them to complete the transaction at a later time or not to complete it at all.

Conditions to the Obligations of the Parties to Complete the Merger

The obligations of each of Centene, Merger Sub I and Health Net to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) of various conditions, including the following:

•	Centene having obtained the Centene Stockholder Approval, and Health Net having obtained the Health Net Stockholder Approval;

•	the shares of Centene common stock to be issued in the merger or otherwise reserved for issuance in connection therewith having been approved for listing on the NYSE, subject to official notice of issuance;

•	no law or order (whether temporary, preliminary or permanent) will have been promulgated, entered, enforced, enacted or issued or be applicable to the merger or the Centene stock issuance by any governmental entity and continuing in effect that prohibits, prevents or makes illegal the consummation of the merger or the Centene stock issuance;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness and of any proceeding seeking a stop order relating to such registration statement;

•	the waiting period (and any extensions thereof) under the HSR Act applicable to the merger having expired or been terminated; and

•	filings with and consents of any government entity specified in the merger agreement and required for the completion of the merger having been made or obtained. For a discussion of the governmental filings and consents required for the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122.

Conditions to the Obligations of Each of Centene and Merger Sub I to Complete the Merger

In addition, the obligations of each of Centene and Merger Sub I to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•	the representations and warranties of Health Net set forth in the merger agreement with respect to (i) the organization of Health Net, (ii) the capitalization of Health Net and certain voting matters, and (iii) authority, execution and delivery, enforceability, state takeover statutes, the Health Net rights agreement, conflicts with organizational documents, absence of a Health Net material adverse effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that would be reasonably expected to have a Health Net material adverse effect since December 31, 2014 and through July 2, 2015 and brokers being true and correct in all respects (except to the extent that any inaccuracies would be de minimis, in the aggregate, with respect to clause (ii)) as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Health Net set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality or Health Net material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties, individually or in the aggregate, have not had, and would not reasonably be expected to have a Health Net material adverse effect;

•	Health Net having performed or complied with, as applicable, in all material respects, the obligations, agreements and covenants (in each case, other than certain notification obligations) required by the merger agreement to be performed or complied with by Health Net;

•	since the date of the merger agreement, no event, change, effect, development, state of facts, condition, or circumstance having occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Health Net material adverse effect;

•	Centene and the Merger Subs having received a certificate validly executed and signed on behalf of Health Net by its chief executive officer and chief financial officer certifying that the conditions above have been satisfied; and

•	no proceeding by a governmental entity shall be pending seeking to impose a Burdensome Condition, as described hereinafter; no Burdensome Condition shall have been imposed or required in connection with certain filings with or as a condition to the receipt of certain consents from any governmental entity specified in the merger agreement; and none of such filings or consents shall contain any Burdensome Condition. For a discussion of the circumstances that would constitute Burdensome Conditions, see “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts” beginning on page 150.

Conditions to the Obligations of Health Net to Complete the Merger

The obligation of Health Net to complete the merger is subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•	the representations and warranties of Centene and each Merger Sub set forth in the merger agreement with respect to (i) the organization of Centene and the Merger Subs, (ii) the capitalization of Centene and certain voting matters and (iii) authority, execution and delivery, enforceability, state takeover statutes, conflicts with organizational documents, the absence of a Centene material adverse effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that would be reasonably expected to have a Centene material adverse effect since June 29, 2014 and through July 2, 2015 and brokers being true and correct in all respects (except to the extent that any inaccuracies would be de minimis, in the aggregate, with respect to clause (ii)) as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Centene and each Merger Sub set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality or Centene material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties, individually or in the aggregate, have not had, and would not reasonably be expected to have a Centene material adverse effect;

•	Centene and each Merger Sub having performed or complied with, as applicable, in all material respects the obligations, agreements and covenants (in each case, other than certain notification obligations) required by the merger agreement to be performed or complied with by each of them;

•	since the date of the merger agreement, no event, change, effect, development, state of facts, condition, or circumstance having occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Centene material adverse effect; and

•	Health Net having received a certificate validly executed and signed on behalf of Centene by its chief executive officer and chief financial officer certifying that the conditions above have been satisfied.

Conditions to the Obligations of Each of Centene, Merger Sub II and Health Net to Complete the Subsequent Merger

The obligations of each of Centene, Merger Sub II and Health Net (as the surviving corporation in the merger) to complete the subsequent merger is subject to receipt by Health Net on or prior to the effective time of the merger of a written opinion of Morgan Lewis, its outside legal counsel, to the effect that the mergers will qualify as a reorganization under Section 368(a) of the Code.

To the extent legally permissible, the conditions set forth in the merger agreement may be waived by Centene or Health Net, subject to the agreement of the other party in certain circumstances. For a more complete discussion of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 156.

Treatment of Health Net’s Existing Debt; Financing

There is no financing condition to the merger and the merger is not conditioned upon the funding of the Financing, as described herein.

In connection with the merger, the parties intend to terminate Health Net’s existing revolving credit facility. In addition, Health Net agreed to use its reasonable best efforts to cooperate with Centene to conduct a consent solicitation with respect to Health Net’s 6.375% Senior Notes due 2017, which are referred to as the 2017 Notes, to obtain from the requisite holders thereof an agreement to amend the defined term “Change of Control” in the 2017 Notes to provide that the merger will not constitute a “Change of Control.” Health Net commenced such consent solicitation on August 3, 2015 and received the requisite consents on August 12, 2015. Following the receipt of the requisite consents, the amendments became effective on August 14, 2015. We refer to such consent solicitation as the Consent Solicitation.

Centene has agreed to pay or reimburse Health Net for financing the Consent Solicitation. Centene has obtained a commitment letter from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Barclays Bank PLC, Citibank, N.A., Citigroup Global Markets Inc., SunTrust Bank, SunTrust Robinson Humphrey, Inc., Fifth Third Bank, Regions Bank, Regions Capital Markets, a Division of Regions Bank, U.S. Bank, National Association, U.S. Bancorp Investments, Inc., Morgan Stanley Senior Funding, Inc. and The PrivateBank and Trust Company, which is referred to as the Financing Commitment, to fund up to $1 billion under a new revolving credit facility and $2.67 billion under a senior bridge facility to consummate the merger. We refer to the financing contemplated by the commitment letters as the Financing.

The Financing is subject to customary conditions and will be unsecured. The Financing Commitments will terminate on the date that is the earlier of (a) consummation of the merger, (b) the termination of the merger agreement and (c) one business day after the “Outside Date,” which is July 2, 2016.

For further information regarding the Financing, see “The Merger—Treatment of Health Net’s Existing Debt; Financing” beginning on page 124 and “The Merger Agreement—Covenants and Agreements—Financing” on page 153.

Timing of the Transaction

The transaction is expected to be completed by early 2016. However, it is possible that factors outside of each company’s control could require them to complete the merger at a later time or not to complete the merger or the subsequent merger at all.

No Solicitation

In the merger agreement, each of Centene and Health Net has agreed not to, nor permit any of its subsidiaries, nor authorize or permit any of the officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal;

•	enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any takeover proposal (other than an acceptable confidentiality agreement, which is described hereinafter, entered into in accordance with the merger agreement); or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any takeover proposal.

The merger agreement includes customary exceptions such that, prior to obtaining stockholder approval, the parties may engage in negotiations regarding and, subject to complying with certain specified procedures and, in certain circumstances, a payment of a termination fee as described below, the applicable party’s board of directors may change its recommendation of the transaction (i) in light of, or terminate the merger agreement to enter into an agreement for, an unsolicited takeover proposal that is determined to be a “superior proposal,” or (ii) in light of an intervening event, in each case, to the extent necessary to do so to comply with applicable fiduciary duties. For a discussion of the limitations on solicitation of acquisition proposals from third parties and the ability of each company’s board of directors to change its recommendation for the transaction, see “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 149.

Termination of the Merger Agreement; Termination Fees

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of Centene and Health Net.

•	by either Centene or Health Net:

•	if any governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the merger and such order has become final and non-appealable;

•	if the merger has not been completed by July 2, 2016; provided, however, that this termination will not be available to any party that has breached its obligations in any material respect under the merger agreement in any manner that will have proximately caused or resulted in the failure of the merger to have been completed by such date;

•	if the Centene Stockholder Approval has not been obtained upon a vote taken at the duly convened Centene special meeting or at any adjournment or postponement of such meeting; or

•	if the Health Net Stockholder Approval has not been obtained upon a vote taken at the duly convened Health Net special meeting or at any adjournment or postponement of such meeting.

•	by Health Net:

•	prior to the Centene stockholder vote, in the event that (i) the Centene Board effects an adverse recommendation change, as described in more detail in “The Merger Agreement—Covenants and Agreements—Adverse Recommendation Change and Termination” beginning on page 147, (ii) the Centene Board or any committee thereof fails to include the Centene recommendation “FOR” the Share Issuance proposal in this joint proxy statement/prospectus, (iii) following the disclosure or announcement of a takeover proposal with respect to Centene (other than a tender or exchange offer described in clause (iv) below), the Centene Board fails to reaffirm publicly the Centene recommendation “FOR” the Share Issuance proposal within five business days after Health Net requests in writing that such recommendation be reaffirmed publicly, (iv) a tender offer or exchange offer is commenced that would, if completed, constitute a takeover proposal with respect to Centene and the Centene Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within 10 business days of the commencement of such tender offer or exchange offer, or (v) the Centene Board publicly announces an intention to take any of the foregoing actions, which termination right pursuant to this bullet point we refer to as Health Net’s Centene Board Action Termination Right;

•	prior to the Centene Stockholder Approval vote, if Centene is in willful breach of its no solicitation obligations;

•	if Centene materially breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Centene’s representations and warranties or Centene’s compliance with its covenants and agreements and (ii) is incapable of being cured by Centene by July 2, 2016, or, if capable of being cured, has not been cured by Centene within 30 calendar days following receipt of written notice of such breach or failure to perform from Health Net (or, if earlier, July 2, 2016), which termination right pursuant to this bullet point we refer to as Health Net’s Centene Breach Termination Right; or

•	prior to obtaining the Health Net Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described under “The Merger Agreement—Covenants and Agreements—Adverse Recommendation Change and Termination.”

•	by Centene:

•

prior to the Health Net stockholder vote, in the event that (i) the Health Net Board effects an adverse recommendation change, as described in more detail in “The Merger Agreement—Covenants and Agreements—Adverse Recommendation Change and Termination” beginning on page 147, (ii) the Health Net Board or any committee thereof fails to include the Health Net recommendation “FOR” the Merger proposal, (iii) following the disclosure or announcement of a takeover proposal with respect to Health Net (other than a tender or exchange offer described in clause (iv) below), the Health Net Board fails to reaffirm publicly the Health Net recommendation “FOR” the Merger proposal within five business days after Centene requests in writing that such recommendation under such circumstances be reaffirmed publicly, (iv) a tender offer or exchange offer is commenced that would, if completed, constitute a takeover proposal with respect to Health Net and the Health Net Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within 10 business days of the commencement of such tender offer or exchange offer, or (v) the Health Net Board publicly announces an intention to take any of the foregoing actions; which termination right pursuant to this bullet point we refer to as Centene’s Health Net Board Action Termination Right;

•	prior to the Health Net Stockholder Approval, if Health Net is in willful breach of its no solicitation obligations;

•	if Health Net materially breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Health Net’s representations and warranties or Health Net’s compliance with its covenants and agreements and (ii) is incapable of being cured by Health Net by July 2, 2016, or, if capable of being cured, has not been cured by Health Net within 30 calendar days following receipt of written notice of such breach or failure to perform from Centene (or, if earlier, July 2, 2016), which termination right pursuant to this bullet point we refer to as Centene’s Health Net Breach Termination Right; or

•	prior to obtaining the Centene Stockholder Approval in accordance with, and subject to the terms and conditions of, the provisions described under “The Merger Agreement—Covenants and Agreements—Adverse Recommendation Change and Termination.”

If the merger agreement is terminated as described above, the merger agreement will be void and have no effect, and there shall not be any liability or obligation on the part of any party, except that:

•	no termination will affect the obligations of the parties contained in the confidentiality agreements entered into by Centene and Health Net in connection with entering into the merger agreement;

•	no termination will relieve any party from liability for any fraud, willful breach of a representation or warranty or willful breach of any covenant or other agreement contained in the merger agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, provided that if a termination fee is paid following termination for either party’s willful breach of its no solicitation obligations as described below, such termination fee shall be the sole and exclusive remedy in connection with any such willful breach; and

•	certain other provisions of the merger agreement, including (i) provisions with respect to the ability of Health Net and Centene to pursue damages against the other party for fraud or willful breach of the merger agreement and (ii) provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive the termination of the merger agreement.

The merger agreement provides for termination fees in connection with a termination of the merger agreement under the following circumstances:

•	in the event Health Net terminates the merger agreement pursuant to clause (i) of Health Net’s Centene Board Action Termination Right in the event that the Centene Board effects an adverse recommendation change in response to a Centene intervening event (as described hereinafter), Centene will pay to Health Net a fee in the amount of $402 million on the second business day following the date of such termination.

•	in the event Health Net terminates the merger agreement (a) pursuant to clauses (ii), (iii) or (iv) of Health Net’s Centene Board Action Termination Right, (b) pursuant to clause (i) of Health Net’s Centene Board Action Termination Right in the event that the Centene Board effects an adverse recommendation change in connection with a Superior Proposal or (c) due to Centene’s willful breach of its no solicitation obligations, Centene will pay to Health Net a fee in the amount of:

•	$302 million on the second business day following the date of such termination, if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs on or prior to 5:30 p.m., New York time, on August 17, 2015; or

•	$367 million on the second business day following the date of such termination if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs after 5:30 p.m., New York time, on August 17, 2015.

•	in the event Centene terminates the merger agreement prior to obtaining the Centene Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above under “Covenants and Agreements—Adverse Recommendation Change and Termination,” Centene will pay to Health Net $302 million if such termination occurs on or prior to 5:30 p.m., New York time, on August 17, 2015 or $367 million if such termination occurs after 5:30 p.m., New York time, on August 17, 2015, in either case concurrently with, and as a condition to the effectiveness of, the termination.

•	in the event Centene terminates the merger agreement pursuant to clause (i) of Centene’s Health Net Board Action Termination Right in the event that the Health Net Board effects an adverse recommendation change in response to a Health Net intervening event (as described hereinafter), Health Net will pay to Centene a fee in the amount of $251 million on the second business day following the date of such termination.

•	in the event Centene terminates the merger agreement (a) pursuant to clauses (ii), (iii) or (iv) of Centene’s Health Net Board Action Termination Right, (b) pursuant to clause (i) of Centene’s Health Net Board Action Termination Right in the event that the Health Net Board effects an adverse recommendation change in connection with a Superior Proposal or (c) due to Health Net’s willful breach of its no solicitation obligations, Health Net will pay to Centene a fee in the amount of:

•	$188 million on the second business day following the date of such termination, if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs on or prior to 5:30 p.m., New York time, on August 17, 2015; or

•	$229 million on the second business day following the date of such termination if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs after 5:30 p.m., New York time, on August 17, 2015.

•	in the event Health Net terminates the merger agreement prior to obtaining the Health Net Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above, Health Net will pay to Centene $188 million if such termination occurs on or prior to 5:30 p.m., New York time, on August 17, 2015 or $229 million if such termination occurs after 5:30 p.m., New York time, on August 17, 2015, in either case concurrently with, and as a condition to the effectiveness of, the termination.

We refer to each of the foregoing fees as the “termination fees.” In no event shall Centene or Health Net be required to pay a termination fee if such party has already paid a termination fee, and no termination fee shall be payable more than once.

In addition to the termination fees described above, the merger agreement provides for other fees to be paid in connection with the termination of the merger agreement under the following circumstances:

•	in the event that the merger agreement is terminated by Centene or Health Net due to a failure to obtain the Centene Stockholder Approval at the Centene special meeting, or any adjournment or postponement thereof, Centene will pay to Health Net a fee in the amount of $101 million either (i) concurrently with such termination (in the case of termination by Centene) or (ii) on the second business day following the date of such termination (in the case of termination by Health Net); and

•	in the event that the merger agreement is terminated by Centene or Health Net due to a failure to obtain the Health Net Stockholder Approval at the Health Net special meeting, or any adjournment or postponement thereof, Health Net will pay to Centene a fee in the amount of $63 million either (i) concurrently with such termination (in the case of termination by Health Net) or (ii) on the second business day following the date of such termination (in the case of termination by Centene);

We refer to each of the foregoing fees as “no-vote fees.” In no event shall a no-vote fee be payable more than once.

The merger agreement further provides that Centene will pay Health Net a fee under the following circumstances:

•	After the date of the merger agreement, if:

•	a takeover proposal with respect to Centene is publicly disclosed, announced or otherwise made public by any person (other than Health Net or its affiliates), which is referred to as the Centene takeover proposal (and which substitutes “50%” for “15%” in the definition of takeover proposal);

•	the merger agreement is terminated by (i) either Centene or Health Net due to a failure to obtain the Centene Stockholder Approval at the Centene special meeting or (ii) by Health Net pursuant to Health Net’s Centene Breach Termination Right, if the breach giving rise to Health Net’s Centene Breach Termination Right rose to the level of a willful breach, and at the time of such termination the Centene takeover proposal has not been withdrawn and remains outstanding; and

•	within nine months after any such termination referred to in the preceding bullet point, Centene enters into any definitive agreement providing for any transaction contemplated by any Centene takeover proposal (regardless of when made and whether or not the same Centene takeover proposal initially referenced, which transaction is thereafter completed (regardless of when)) or completes any transaction contemplated by any Centene takeover proposal (regardless of when made and whether or not the same Centene takeover proposal initially referenced, which transaction is thereafter completed (regardless of when));

•	then Centene will pay to Health Net $367 million, less the amount, if any, of the Centene no-vote fee previously paid by Centene to Health Net, concurrently with the occurrence of the completion of any Centene takeover proposal referred to in the preceding bullet point.

The merger agreement further provides that Health Net will pay Centene a fee under the following circumstances:

•	After the date of the merger agreement, if:

•	a takeover proposal with respect to Health Net is publicly disclosed, announced or otherwise made public by any person (other than Centene or its affiliates), which is referred to as the Health Net takeover proposal (and which substitutes “50%” for “15%” in the definition of takeover proposal);

•	the merger agreement is terminated by (i) either Centene or Health Net due to a failure to obtain the Health Net Stockholder Approval at the Health Net special meeting or (ii) by Centene pursuant to Centene’s Health Net Breach Termination Right, if the breach giving rise to Centene’s Health Net Breach Termination Right rose to the level of a willful breach, and at the time of such termination the Health Net takeover proposal has not been withdrawn and remains outstanding; and

•	within nine months after any such termination referred to in the preceding bullet point, Health Net enters into any definitive agreement providing for any transaction contemplated by any Health Net takeover proposal (regardless of when made and whether or not the same Health Net takeover proposal initially referenced, which transaction is thereafter completed (regardless of when)) or completed any transaction contemplated by any Health Net takeover proposal (regardless of when made and whether or not the same Health Net takeover proposal initially referenced, which transaction is thereafter completed (regardless of when));

•	then Health Net will pay to Centene $229 million, less the amount, if any, of the Health Net no-vote fee previously paid by Health Net to Centene, concurrently with the occurrence of the completion of any Health Net takeover proposal referred to in the preceding bullet point.

The merger agreement further provides that Centene will pay Health Net a fee in the amount of $250 million within two business days following the date of a termination of the merger agreement under the following circumstances:

•	the merger agreement is terminated by Health Net or Centene due to (i) a governmental entity of competent jurisdiction having issued an order permanently restraining, enjoining or otherwise prohibiting the merger and such order has become final and non-appealable (solely to the extent the order giving rise to such termination right relates to applicable U.S. federal antitrust laws) or (ii) the failure of the merger to be consummated by July 2, 2016; and

•	at the time of such termination, (i) the condition that the waiting period (and any extensions thereof) under the HSR Act applicable to the merger shall have expired or been terminated shall not have been satisfied and (ii) all of the other conditions to Centene’s obligation to complete the merger (other than (A) the condition that no law or order (whether temporary, preliminary or permanent) will have been promulgated, entered, enforced, enacted or issued or be applicable to the merger or the Centene stock issuance by any governmental entity and continuing in effect that prohibits, prevents or makes illegal the consummation of the merger or the Centene stock issuance, but solely to the extent the order giving rise to the failure of such condition relates to applicable U.S. federal antitrust laws and (B) the condition that there shall not be pending any proceeding by a governmental entity seeking to impose a Burdensome Condition, but solely to the extent the proceeding giving rise to the failure of such condition was brought under applicable U.S. federal antitrust laws) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the closing are capable of being satisfied if the closing were to occur on the date of such termination).

For a more detailed discussion of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination” beginning on page 158 and “The Merger Agreement—Effect of Termination; Termination Fees and Other Fees” beginning on page 160.

Matters to be Considered at the Special Meetings

Centene

At the Centene special meeting, Centene stockholders will be asked to consider and vote upon:

•	the Share Issuance proposal;

•	the Centene Adjournment proposal; and

•	the Charter Amendment proposal.

Stockholder approval of the Share Issuance proposal is required to complete the merger. Approval of the Charter Amendment proposal is not required to complete the merger.

The affirmative vote of holders of a majority of the votes cast by the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Share Issuance proposal.

If a quorum is not present, the affirmative vote of holders of a majority of the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Centene Adjournment proposal. If a quorum is present, the affirmative vote of holders of a majority of the votes cast at the meeting on the proposal is required to approve the Centene Adjournment proposal.

The affirmative vote of holders of a majority of the shares of Centene common stock outstanding and entitled to vote on the record date for the Centene special meeting is required to approve the Charter Amendment proposal.

The Centene Board unanimously recommends that Centene stockholders vote “FOR” all of the proposals set forth above, as more fully described under “Centene Proposals” beginning on page 178.

Health Net

At the Health Net special meeting, Health Net stockholders will be asked to consider and vote upon:

•	the Merger proposal;

•	the Merger-Related Compensation proposal; and

•	the Health Net Adjournment proposal.

Approval of the Merger proposal is required for completion of the merger.

The affirmative vote of holders of a majority of the shares of Health Net common stock outstanding and entitled to vote on the record date for the Health Net special meeting is required to approve the Merger proposal.

The affirmative vote of holders of a majority of the votes cast by shares of Health Net common stock represented (in person or by proxy) at the Health Net special meeting and entitled to vote on such proposal is required to approve the Merger-Related Compensation proposal.

If a quorum is not present, the affirmative vote of holders of a majority of the votes entitled to be cast by holders of shares of Health Net common stock represented (in person or by proxy) at the Health Net special meeting is required to approve the Health Net Adjournment proposal. If a quorum is present, the affirmative vote of holders of a majority of the votes cast by the shares of Health Net common stock represented (in person or by proxy) at the Health Net special meeting and entitled to vote on the proposal is required to approve the Health Net Adjournment proposal.

The Health Net Board unanimously recommends that Health Net stockholders vote “FOR” all of the proposals set forth above, as more fully described under “Health Net Special Meeting” beginning on page 181.

Voting by Centene and Health Net Directors and Executive Officers

As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, directors and executive officers of Centene and their affiliates owned and were entitled to vote 2,436,926 shares of Centene common stock, representing approximately 2.0% of the total voting power of the shares of Centene common stock outstanding on that date. The number and percentage of shares of Centene common stock owned by directors and executive officers of Centene and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 14, 2015. It is currently expected that Centene’s directors and executive officers will vote their shares of Centene common stock in favor of each of the proposals to be considered at the Centene special meeting, although none of them have entered into any agreements obligating them to do so other than the Centene Supporting Stockholder.

As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, directors and executive officers of Health Net and their affiliates owned and were entitled to vote 1,479,114 and beneficially owned 2,790,137 shares, respectively, of Health Net common stock, representing approximately 1.9% of the total voting power and approximately 3.6% of the total issued and outstanding shares, respectively, of Health Net common stock outstanding on that date. The number and percentage of shares of Health Net common stock owned by directors and executive officers of Health Net and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 14, 2015. It is currently expected that Health Net’s directors and executive officers will vote their shares of Health Net common stock in favor of each of the proposals to be considered at the Health Net special meeting, although none of them have entered into any agreements obligating them to do so other than the Health Net Supporting Stockholder.

In addition, (i) the Centene Supporting Stockholder entered into the Centene Voting Agreement with Health Net pursuant to which, among other things, such stockholder agreed to vote in favor of the Centene share issuance and to vote against any takeover proposals in respect of Centene and (ii) the Health Net Supporting Stockholder entered into the Health Net Voting Agreement with Centene pursuant to which, among other things, such stockholder agreed to vote in favor of the adoption of the merger agreement and the transactions contemplated thereby and to vote against any takeover proposals in respect of Health Net.

Risk Factors

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 44.

SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the transaction.

The Centene annual historical information is derived from the audited consolidated financial statements of Centene as of and for each of the years in the five-year period ended December 31, 2014. The assets, liabilities and results of operations of Kentucky Spirit Health Plan and University Health Plans have been classified as discontinued operations for all periods presented.

The Health Net annual historical information is derived from the audited consolidated financial statements of Health Net as of and for each of the years in the five-year period ended December 31, 2014. On April 1, 2012, Health Net completed the sale of the business operations of its Medicare PDP business, which is referred to as the PDP Business, to Pennsylvania Life Insurance Company, a subsidiary of CVS Caremark Corporation. As such, the selected historical financial information included below of Health Net includes the results of the PDP Business for the period from January 1, 2010 through March 31, 2012, and does not include the results of the PDP Business for the period from April 1, 2012 through December 31, 2014.

The data as of and for the six months ended June 30, 2015 and 2014 has been derived from the unaudited interim financial statements of both Centene and Health Net and, in the opinion of each company’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period.

The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in the Centene and Health Net annual reports on Form 10-K for the year ended December 31, 2014 and quarterly reports on Form 10-Q for the period ended June 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed with the SEC. See “Where You Can Find More Information” beginning on page 220 of this joint proxy statement/prospectus for information on where you can obtain copies of this information. The historical results included below and elsewhere in this joint proxy statement/prospectus are not necessarily indicative of the future performance of Centene, Health Net or the combined company.

Centene Corporation

	As of and for the
(in millions, except share data)	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Statement of operations data:
Premium and service revenues (1)	$9,945	$7,093	$15,667	$10,526	$7,682	$5,052	$4,284
Earnings from continuing operations, net of income tax expense	153	80	261	162	76	117	94
Discontinued operations, net of income tax expense (benefit)	(1)	1	3	4	(87)	(9)	4

Net earnings (loss)	152	81	264	166	(11)	108	98
(Earnings) loss attributable to noncontrolling interests	(1)	1	7	(1)	13	3	(3)

Net earnings attributable to Centene Corporation	$151	$82	$271	$165	$2	$111	$95

Net earnings (loss) per common share attributable to Centene Corporation:
Basic:
Continuing operations	$1.28	$0.70	$2.30	$1.49	$0.86	$1.20	$0.93
Discontinued operations	(0.01)	0.01	0.03	0.03	(0.84)	(0.09)	0.04

Basic earnings per common share	$1.27	$0.71	$2.33	$1.52	$0.02	$1.11	$0.97

Diluted:
Continuing operations	$1.24	$0.68	$2.23	$1.43	$0.83	$1.15	$0.90
Discontinued operations	(0.01)	0.01	0.02	0.04	(0.81)	(0.09)	0.04

Diluted earnings per common share	$1.23	$0.69	$2.25	$1.47	$0.02	$1.06	$0.94

Consolidated Balance Sheet Data:
Cash and cash equivalents (1)	$1,967	$1,200	$1,546	$974	$746	$494	$434
Investments and restricted deposits (1)	1,782	1,203	1,557	941	727	653	640
Total assets	7,022	4,683	5,838	3,529	2,774	2,190	1,944
Medical claims liability (1)	2,092	1,394	1,723	1,112	815	519	457
Long term debt (1)	1,139	885	888	666	535	348	328
Total stockholders’ equity	1,940	1,486	1,743	1,243	954	936	797

(1)	From Continuing Operations

Health Net, Inc.

	As of and for the
(in millions, except share data)	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Revenues:
Health plan services premiums	$7,724	$6,143	$13,361	$10,377	$10,459	$9,879	$9,492
Government contracts	296	298	604	572	689	1,417	3,344
Net Income	$88	$150	$146	$170	$122	$72	$204
Income Summary (1):
Net Income Per Share—Basic (1):
Income from continuing operations	$1.15	$1.87	$1.83	$2.14	$0.31	$0.69	$1.75
Income of discontinued operation, net of tax (2)	—	—	—	—	1.18	0.12	0.33

Net income	$1.15	$1.87	$1.83	$2.14	$1.49	$0.81	$2.08

Net Income Per Share—Diluted (1):
Income from continuing operations	$1.13	$1.85	$1.80	$2.12	$0.31	$0.68	$1.73
Income of discontinued operation, net of tax (2)	—	—	—	—	1.16	0.12	0.33

Net income	$1.13	$1.85	$1.80	$2.12	$1.47	$0.80	$2.06

Consolidated Balance Sheet Data:
Cash and cash equivalents and investments available for sale	$3,135	$2,273	$2,665	$2,060	$2,153	$1,790	$2,022
Total assets	5,860	4,777	5,396	3,929	3,934	3,608	4,132
Loans payable—Long term	210	100	100	100	100	113	—
Senior notes payable	400	399	400	399	399	399	399
Total stockholders’ equity (3)	1,712	1,822	1,709	1,629	1,557	1,443	1,694

(1)

The six months ended June 30, 2015 was impacted by $73.7 million pretax expenses primarily related to the Cognizant Transaction. The six months ended June 30, 2014 reflects a tax benefit of $72.6 million, net of adjustments to reserve for uncertain tax benefits, created by a loss on the stock of one of our subsidiaries. For 2014, includes an $88.5 million pretax asset impairment primarily related to Health Net’s assets held for sale in connection with the Cognizant Transaction and $96.8 million of pretax expenses primarily related to the Cognizant Transaction. Health Net’s operating results for the year ended December 31, 2014 were also impacted by fees imposed under the Patient Protection and Affordable Care Act, which we refer to as the ACA, including $141.4 million in amortization of deferred costs of health insurer fee and $97.6 million in other ACA fees. For 2013, Health Net had approximately $56 million in favorable reserve developments related to prior years. These reserve developments related to prior years when considered together with the provision for adverse deviation recorded as of December 31, 2013, did not have a material impact on Health Net’s operating results or financial condition. In addition, Health Net’s operating results for the year ended December 31, 2013 were impacted by $12.0 million in pretax costs primarily related to Health Net’s continuing efforts to address scale issues. For 2012, includes a gain on sale of discontinued operation in the amount of $114.8 million after-tax. Health Net’s operating results for the year ended December 31, 2012 were impacted by approximately $35 million of adverse development related to prior years recorded as part of Health Net’s health care cost. In addition, Health Net’s operating results for the year ended December 31, 2012 were impacted by pretax costs of $35.6 million related to Health Net’s G&A cost reduction efforts, a $5.0 million expense related to the early termination of a medical management contract and $1.3 million in litigation-related expenses net of an insurance reimbursement. For 2011, includes a $181 million pretax expense related to a litigation judgment in the first quarter. In addition, Health Net’s operating results for the year ended December 31, 2011 were impacted by a $40.8 million favorable adjustment to loss on sale of Health Net’s Northeast health plan subsidiaries that were sold on December 11, 2009 and a $6.8 million benefit from litigation reserve adjustments, partially offset by pretax costs of $25.2 million related to Health Net’s G&A cost reduction efforts. For 2010, includes pretax charges of $61.2 million related to Health Net’s operations strategy and other cost management initiatives, and $9.0 million in early debt extinguishment and related interest rate swap termination costs, partially reduced by a $46.5 million benefit from litigation reserve adjustments and a $42.0 million adjustment to loss on sale of Northeast health plan subsidiaries.
(2)	Includes the operating results of Health Net’s PDP Business that was sold on April 1, 2012.
(3)	No cash dividends were declared in any of the periods presented.

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The transaction will be accounted for under the acquisition method of accounting, which means the assets and liabilities of Health Net will be recorded, as of the completion of the transaction, at their respective fair values and added to those of Centene. For a more detailed description of the acquisition method of accounting, see “The Merger—Accounting Treatment” on page 122 of this joint proxy statement/prospectus.

We have presented below selected unaudited pro forma combined consolidated financial information, which is referred to as Selected Pro Forma Financial Information, that reflects the acquisition method of accounting and gives effect to the transaction, in the case of the statement of operations information, as though the transaction had occurred as of January 1, 2014 and, in the case of the balance sheet information, as though the transaction had occurred as of June 30, 2015.

The unaudited pro forma combined consolidated financial information, which is referred to as Unaudited Pro Forma Financial Information, has been prepared giving effect to the payment of the merger consideration in exchange for each share of Health Net common stock outstanding as of the close of business on September 14, 2015, the most recent practicable date for which such information was available. The number of shares of Health Net common stock outstanding as of the record date is not expected to be meaningfully different from the number as of September 14, 2015.

The Unaudited Pro Forma Financial Information would have been different had the companies actually been combined as of January 1, 2014 or June 30, 2015. For example, the Selected Pro Forma Financial Information does not reflect cost savings that may result from the transaction. The combined pro forma financial information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Centene’s management; however, it is not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or of the future consolidated results of operations or of the financial position of the combined company. The following Selected Pro Forma Financial Information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes beginning on page 188 of this joint proxy statement/prospectus.

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
	(in millions, except share data)
Combined Consolidated Statement of Operations Information:
Total Revenues	$18,657	$30,525
Earnings from operations	401	488
Net earnings attributable to common stockholders	137	240

Net earnings per common share:
Basic	$0.82	$1.45
Diluted	$0.79	$1.41
Weighted average shares outstanding
Basic	167,996,171	165,447,666
Diluted	172,709,431	170,297,711

As of June 30, 2015
(in millions)
Combined Consolidated Balance Sheet Information
Cash and cash equivalents	$2,841
Investments and restricted deposits	4,161
Goodwill and Intangible assets, net	5,689
Total assets	17,117
Medical claims liability	3,850
Long term debt	4,131
Total stockholders’ equity	4,870

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION

The following table sets forth selected historical per share information of Centene and Health Net and unaudited pro forma combined consolidated per share information reflecting the transaction between Centene and Health Net, under the acquisition method of accounting, and the issuance of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock in exchange for each share of Health Net common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of Centene and Health Net and related notes contained in the Centene and Health Net annual reports on Form 10-K for the year ended December 31, 2014 and the quarterly reports on Form 10-Q for the period ended June 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus. The unaudited Centene pro forma combined consolidated per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes beginning on page 188 of this joint proxy statement/prospectus. The historical per share information is derived from audited financial statements of Centene and Health Net as of and for the year ended December 31, 2014 and the unaudited financial statements for the six months ended June 30, 2015.

The unaudited pro forma combined consolidated per share information would have been different had the companies actually been combined as of the beginning of the periods presented. For example, the unaudited pro forma combined consolidated per share information does not reflect cost savings that may result from the transaction. The unaudited pro forma combined consolidated per share information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Centene’s management; however, it is not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or of the future consolidated results of operations or of the financial position of the combined company.

	As of/For the Six Months Ended June 30, 2015	As of/For the Year Ended December 31, 2014
Centene Historical per Common Share Data:
Net income-basic	$1.27	$2.33
Net income-diluted	1.23	2.25
Book value (1)	16.29	14.72

Health Net Historical per Common Share Data:
Net income-basic	$1.15	$1.83
Net income-diluted	1.13	1.80
Book value (1)	22.15	21.89

Unaudited Pro Forma Combined per Centene Common Share Data:
Net income-basic	$0.82	$1.45
Net income-diluted	0.79	1.41
Book value (1)	28.96	N/A

Unaudited Pro Forma Combined per Health Net Equivalent Share Data:
Net income-basic (2)	$0.51	$0.90
Net income-diluted (2)	0.49	0.88
Book value (1)(2)	18.01	N/A

(1)	Amount is calculated by dividing shareholders’ equity by common shares or shares of common stock, as applicable, outstanding. Pro forma book value per share as of December 31, 2014, is not meaningful as the estimated pro forma adjustments were calculated as of June 30, 2015.
(2)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the merger (0.622 of a Centene common share for each share of Health Net common stock).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of Centene common stock and Health Net common stock, both of which trade on the NYSE under the symbols “CNC” and “HNT,” respectively.

	Centene Common Stock		Health Net Common Stock
	High	Low	High	Low
2013:
First Calendar Quarter	$24.28	$20.29	$29.57	$24.16
Second Calendar Quarter	26.37	21.07	33.30	26.69
Third Calendar Quarter	32.52	26.01	33.90	29.11
Fourth Calendar Quarter	33.92	27.06	33.52	25.40

2014:
First Calendar Quarter	$33.18	$28.44	$35.70	$29.23
Second Calendar Quarter	38.84	27.56	42.33	30.39
Third Calendar Quarter	41.99	35.49	47.95	40.84
Fourth Calendar Quarter	54.24	37.53	55.19	42.61

2015:
First Calendar Quarter	$71.66	$51.73	$61.55	$50.79
Second Calendar Quarter	82.18	61.85	65.33	52.40
Third Calendar Quarter (through September 18, 2015)	83.00	57.57	76.67	61.96

On February 2, 2015, the Centene Board declared a two-for-one split of Centene common stock in the form of a 100% stock dividend distributed February 19, 2015 to stockholders of record on February 12, 2015. All share and per share information presented in this filing has been adjusted for the two-for-one stock split.

On July 1, 2015, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Centene common stock was $80.90 and the closing sale price per share of Health Net common stock was $65.06, in each case on the NYSE. On September 18, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the closing sale price per share of Centene common stock was $62.35 and the closing sale price per share of Health Net common stock was $65.16, in each case on the NYSE. The table below sets forth the equivalent market value per share of Health Net common stock on July 1, 2015 and September 18, 2015, as determined by multiplying the closing prices of shares of Centene common stock on those dates by the exchange ratio of 0.622 and adding the cash portion of the merger consideration of $28.25 per share, without interest. Although the exchange ratio is fixed, the market prices of Centene common stock and Health Net common stock will fluctuate before the special meetings and before the merger is completed. The market value of the merger consideration ultimately received by Health Net stockholders will depend on the closing price of Centene common stock on the day such stockholders receive their shares of Centene common stock pursuant to the merger agreement.

	Centene Common Stock	Health Net Common Stock	Implied Per Share Value of Merger Consideration
July 1, 2015	$80.90	$65.06	$78.57
September 18, 2015	$62.35	$65.16	$67.03

The market prices of Centene common stock and Health Net common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/

prospectus to the date of the Health Net special meeting and the date the merger is completed and thereafter. No assurance can be given concerning the market prices of Centene common stock or Health Net common stock before completion of the merger or Centene common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Centene common stock (and therefore the value of the merger consideration) when received by Health Net stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Health Net stockholders are advised to obtain current market quotations for Centene common stock and Health Net common stock in deciding whether to vote for adoption of the merger agreement.

Dividends

Centene has never declared any cash dividends on its capital stock and currently anticipates retaining any future earnings for the development, operation, and expansion of its business. Health Net has not paid any dividends on its common stock during fiscal years 2013, 2014 and year-to-date fiscal 2015 and has no present intention of paying any dividends on its common stock. However, the board of directors of each of Centene and Health Net retains its right to review the dividend policy periodically subject to, among other things, the limitations set forth in the merger agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the merger. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the following:

•	The expected closing date of the transaction;

•	The possibility that the estimated synergies (as described hereinafter) and value creation from the merger will not be realized, or will not be realized within the expected time period;

•	The risk that the businesses will not be integrated successfully;

•	Disruption from the merger making it more difficult to maintain business and operational relationships;

•	The risk that unexpected costs will be incurred;

•	Changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the ACA and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters;

•	The possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of Centene’s stockholders and Health Net’s stockholders;

•	The risk that financing for the transaction may not be available on favorable terms;

•	Risks and uncertainties discussed in the reports that Centene and Health Net have filed with the SEC; and

•	Risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 44.

These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Centene’s and Health Net’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this joint proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. Neither Centene nor Health Net assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including, among others, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 42, you should carefully consider the following risk factors before deciding whether to vote for the proposal to adopt the merger agreement, in the case of Health Net stockholders, or for the proposal to approve the issuance of the shares of Centene common stock forming part of the merger consideration, in the case of Centene stockholders. In addition, you should read and consider the risks associated with each of the businesses of Health Net and Centene because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the respective Annual Reports of Centene and Health Net on Form 10-K for the fiscal year ended December 31, 2014, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 220.

Risks Related to the Merger

The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on Centene and Health Net.

The completion of the merger is subject to a number of conditions, including, among others, the approval by the Centene stockholders of the issuance of the shares of its common stock forming part of the merger consideration, the approval by Health Net stockholders of the adoption of the merger agreement and the receipt of certain other regulatory approvals, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger,” beginning on page 156, for a more detailed discussion. Also, either Centene or Health Net may terminate the merger agreement if the merger has not been consummated by July 2, 2016, except that this right to terminate the merger agreement will not be available to any party whose failure to perform any obligation under the merger agreement has been the cause of or the primary factor that resulted in the failure of the merger to be consummated on or before that date.

If the merger is not completed, Centene’s and Health Net’s respective ongoing businesses may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Centene and Health Net will be subject to a number of risks, including the following:

•	the market price of Centene common stock or Health Net common stock could decline;

•	Centene or Health Net could owe substantial termination fees to the other party under certain circumstances;

•	if the merger agreement is terminated and the Centene Board or the Health Net Board seeks another business combination, Centene stockholders and Health Net stockholders cannot be certain that Centene or Health Net will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•	time and resources committed by Centene’s and Health Net’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•	Centene or Health Net may experience negative reactions from the financial markets or from their respective customers or employees; and

•	Centene and Health Net will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, Centene or Health Net could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Centene or Health Net to perform their respective obligations under the Merger Agreement. The materialization of any of these risks could adversely impact Centene and Health Net’s respective ongoing businesses.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger.

The merger agreement contains provisions that limit each party’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of either Centene or Health Net from making a favorable alternative transaction proposal and, in specified circumstances, could require either party to pay substantial termination fees to the other party.

The merger agreement contains certain provisions that restrict each of Centene’s and Health Net’s ability to initiate, solicit, knowingly encourage or, subject to certain exceptions, engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative transaction. Further, even if the Centene Board withdraws or qualifies its recommendation with respect to the issuance of the shares of Centene common stock forming part of the merger consideration or if the Health Net Board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, Centene or Health Net, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their special meeting of stockholders. In addition, the other party generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the board of directors of the company that has received a third-party alternative transaction proposal may withdraw or qualify its recommendation with respect to the merger-related proposal.

In some circumstances, upon termination of the merger agreement, a party will be required to pay a termination fee of between $63 million and $402 million to the other party. See the sections entitled “Summary—No Solicitation” beginning on page 25, “The Merger Agreement—Termination; —Effect of Termination; —Termination Fees and Other Fees” beginning on page 158.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Centene or Health Net or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the per share cash or market value proposed to be received or realized in the merger. In particular, a termination fee, if applicable, may be substantial, and could result in a potential third-party acquiror or merger partner proposing to pay a lower price to the Centene stockholders or Health Net stockholders than it might otherwise have proposed to pay absent such a fee.

If the merger agreement is terminated and either Centene or Health Net determines to seek another business combination, Centene or Health Net, as applicable, may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on Health Net, Centene or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been obtained, in each case, under applicable law, including pursuant to the insurance laws and, in some instances, state health care laws. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. Under the merger agreement, Centene and Health Net have agreed to use their reasonable best efforts to obtain such approvals, consents and clearances and therefore may be required to comply with conditions or limitations imposed by governmental authorities, except that neither party may be required to agree to any term, limitation, condition, restriction or requirement that, individually or in the aggregate, would have or would reasonably be expected to have a material and adverse effect on the financial condition, business, revenue or EBITDA of Centene or Health Net, in each case, as currently conducted, or a requirement that would or would reasonably be expected to restrict or prohibit any lines or types of business in which Centene or Health Net shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Centene or Health Net.

In addition, regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the merger, and such conditions, terms, obligations or restrictions may delay completion of the merger or impose additional material costs on or materially limit the revenues of the combined company following the completion of the merger. There can be no assurance that regulators will choose not to impose such conditions, terms, obligations or restrictions, and, if imposed, such conditions, terms, obligations or restrictions may delay or lead to the abandonment of the merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Centene’s or Health Net’s stock price. As a result, the merger consideration payable to Health Net’s stockholders may be subject to change if Centene’s stock price fluctuates.

Upon completion of the merger, each share of Health Net common stock will be converted into the right to receive $28.25 in cash and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock. This exchange ratio will not be adjusted for changes in the market price of either Centene common stock or Health Net common stock between the date the merger agreement was signed and completion of the merger. Due to the fixed exchange ratio, fluctuations in the price of Centene common stock will drive corresponding changes in the value of the merger consideration payable to each Health Net stockholder. As a result, changes in the price of Centene common stock prior to the completion of the merger will affect the value of Centene common stock that Health Net common stockholders will receive on the closing date.

The price of Centene common stock has fluctuated during the period between the date the merger agreement was executed and the date of this joint proxy statement/prospectus, and may continue to change through the date of each of Centene and Health Net’s stockholder meetings and the date the merger is completed. For example, based on the range of closing prices of Centene common stock during the period from July 1, 2015, the last full trading day before the public announcement of the merger, through September 18, 2015, the latest practicable trading date before the date of this joint proxy statement/prospectus, the exchange ratio represented a value of the stock portion of the merger consideration ranging from a high of $51.63 to a low of $35.81 for each share of Health Net common stock. The actual market value of the Centene common stock received by holders of Health Net common stockholders upon completion of the merger may be outside this range.

These variations could result from changes in the business, operations or prospects of Centene or Health Net prior to or following the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Centene or Health Net. At the time of the special stockholders meetings, Health Net stockholders will not know with certainty the value of the shares of Centene common stock that they will receive upon completion of the merger.

Members of the management and board of directors of Health Net and Centene have interests in the merger that are different from, or in addition to, those of other stockholders.

In considering whether to approve and adopt the transactions contemplated by the merger agreement, Health Net and Centene stockholders should recognize that members of management and the Health Net and Centene Board have interests in the merger that differ from, or are in addition to, their interests as stockholders of Health Net or Centene.

The executive officers and directors of Health Net have arrangements with Health Net that provide for severance, accelerated vesting of certain rights and other benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances following the completion of the merger. Executive officers and directors of Health Net also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger. One independent director to be designated by the Health Net Board from those directors serving on the Health Net Board as of July 2, 2015, who qualifies as an “independent” director as defined by Section 303A.02 of the NYSE Listed Company Manual and is reasonably acceptable to the Nominating and Corporate Governance Committee of Centene, will be appointed to the Centene Board as of immediately following the closing. The Health Net Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Health Net stockholders vote “FOR” the Merger proposal, the Merger-Related Compensation proposal and the Health Net Adjournment proposal.

With respect to Centene, these interests include that all nine members of the Centene Board, including Mr. Neidorff, will remain on the Centene Board, and Mr. Neidorff, the Chairman of the Centene Board and Centene’s President and Chief Executive Officer, will remain as the Chairman of the Centene Board and Centene’s President and Chief Executive Officer. The executive officers of Centene will remain the executive officers of the combined company. The Centene Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Centene stockholders vote “FOR” the Share Issuance proposal, the Centene Adjournment proposal and the Charter Amendment proposal.

These interests are further described in “The Merger—Interests of Directors and Executive Officers of Centene in the Merger” beginning on page 107 and “The Merger—Interests of Directors and Executive Officers of Health Net in the Merger.”

If the mergers do not qualify as a reorganization under Section 368(a) of the Code, the stockholders of Health Net may be required to pay substantial U.S. federal income taxes.

Centene and Health Net intend for the mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Health Net’s obligation or Centene’s obligation to complete the transactions that the mergers, taken together, be treated as a “reorganization.” If the subsequent merger is not completed or if the IRS or a court determines that the mergers should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, in either event, a holder of Health Net common stock would recognize taxable gain or loss upon the exchange of Health Net common stock for Centene common stock pursuant to the merger. See “The Merger—U.S. Federal Income Tax Consequences” beginning on page 130.

Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom Centene or Health Net has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Centene or Health

Net, as the case may be, as a result of the merger, which could negatively affect Centene’s or Health Net’s respective revenues, earnings and cash flows, as well as the market price of Centene common stock or Health Net common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Centene or Health Net is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s businesses and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company.

Centene and Health Net are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of Centene and Health Net to retain key management personnel and other key employees. Prior to completion of the merger, current and prospective employees of Centene and Health Net may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of Centene and Health Net to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Centene and Health Net to the same extent that Centene and Health Net have previously been able to attract or retain their own employees.

Litigation filed against Health Net, Centene, the Merger Subs and the members of the Health Net Board could prevent or delay the consummation of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, two purported Health Net stockholders have filed two putative stockholder class action lawsuits against Health Net, Centene, the Merger Subs and the members of the Health Net Board. The lawsuits, as amended and consolidated, allege, among other things, that the merger consideration is inadequate, that the process culminating in the merger was flawed, that the directors of Health Net breached their fiduciary duties in connection with the merger, and that Centene and the Merger Subs aided and abetted the breaches of fiduciary duty. The amended complaint also alleges that the Form S-4 Registration Statement filed on August 19, 2015 contains material misstatements and omits material information. The consolidated lawsuit seeks to enjoin the merger and other relief. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, the lawsuits could prevent or delay completion of the merger and result in substantial costs to Centene and Health Net, including any costs associated with indemnification. Additional lawsuits may be filed against Centene, Health Net or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See “The Merger—Litigation Related to the Merger” beginning on page 129 for more information about the lawsuits that have been filed related to the merger.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. Further, the combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that Centene will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 188 for more information.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Health Net is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Health Net is a party. If Centene and Health Net are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Centene and Health Net are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Health Net or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

The Centene common shares to be received by Health Net stockholders upon completion of the merger will have different rights from shares of Health Net common stock.

Upon completion of the merger, Health Net stockholders will no longer be stockholders of Health Net but will instead become stockholders of Centene and their rights as Centene stockholders will be governed by the terms of Centene’s certificate of incorporation, as amended, and Centene’s by-laws. The terms of Centene’s certificate of incorporation, as amended, and by-laws are in some respects materially different than the terms of Health Net’s certificate of incorporation and bylaws, which currently govern the rights of Health Net stockholders. See “Comparison of Rights of Stockholders of Centene and Health Net” beginning on page 207 of this joint proxy statement/prospectus for a discussion of the different rights associated with shares of Health Net common stock and shares of Centene common stock.

Risks Relating to the Combined Company after Completion of the Merger

The combined company may be unable to successfully integrate the businesses of Centene and Health Net and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the combined company’s ability to successfully combine the businesses of Centene and Health Net, which currently operate as independent public companies, and realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the combination. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected and the value of its common stock may be harmed. Additionally, rating agencies may take negative actions against the combined company.

The merger involves the integration of Health Net’s business with Centene’s existing business, which is a complex, costly and time-consuming process. Centene and Health Net have not previously completed a transaction comparable in size or scope to the proposed merger. The integration of the two companies may result in material challenges, including, without limitation:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the merger;

•	managing a larger combined company;

•	maintaining employee morale and retaining key management and other employees;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	retaining existing business and operational relationships and attracting new business and operational relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems;

•	unanticipated changes in federal or state laws or regulations, including the ACA and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder; and

•	unforeseen expenses or delays associated with the merger.

Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially affect the combined company’s financial position, results of operations and cash flows.

Centene and Health Net are currently permitted to conduct only limited planning for the integration of the two companies following the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized.

Centene stockholders and Health Net stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of the combined company than they now have on the policies of Centene and Health Net, respectively.

Centene stockholders presently have the right to vote in the election of the Centene Board and on other matters affecting Centene. Health Net stockholders presently have the right to vote in the election of the Health Net Board and on other matters affecting Health Net. Immediately after the merger is completed, it is expected that current Centene stockholders will own approximately 71% of the combined company’s common stock outstanding and current Health Net stockholders will own approximately 29% of the combined company’s common stock outstanding, respectively.

As a result, current Centene stockholders and current Health Net stockholders will have less influence on the policies of the combined company than they now have on the policies of Centene and Health Net, respectively.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either Centene’s or Health Net’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two discrete companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

The combined company is expected to incur substantial expenses related to the completion of the merger and the integration of Centene and Health Net.

The combined company is expected to incur substantial expenses in connection with the completion of the merger and the integration of Centene and Health Net. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. In addition, the businesses of Centene and Health Net will continue to maintain a presence in St. Louis, Missouri and Woodland Hills, California, respectively. The substantial majority of these costs will be non-recurring expenses related to the merger (including financing of the merger), facilities and systems consolidation costs. The combined company may incur additional costs to maintain employee morale and to retain key employees. Centene and Health Net will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the merger, rating agencies may take negative actions with regard to the combined company’s credit ratings, which may increase the combined company’s costs in connection with the financing of the merger. These incremental transaction and merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.

The combined company will be significantly more leveraged than Centene is currently.

Upon completion of the merger, the combined company expects to incur approximately $2,382 million in additional indebtedness. The combined company will have consolidated indebtedness of approximately $4,136 million, which is greater than the current indebtedness of Centene prior to the merger. The increased indebtedness and higher debt-to-equity ratio of the combined company in comparison to that of Centene on a historical basis will have the effect, among other things, of reducing the flexibility of Centene to respond to changing business and economic conditions and increasing borrowing costs. For more information on the financial impact of the combined company’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 188.

The financing arrangements that the combined company will enter into in connection with the merger may, under certain circumstances, contain restrictions and limitations that could significantly impact the combined company’s ability to operate its business.

Centene is incurring significant new indebtedness in connection with the merger. Centene and Health Net expect that the agreements governing the indebtedness that the combined company will incur in connection with the merger will contain covenants that, among other things, may, under certain circumstances, place limitations on the dollar amounts paid or other actions relating to:

•	payments in respect of, or redemptions or acquisitions of, debt or equity issued by the combined company or its subsidiaries, including the payment of dividends on Centene common stock;

•	incurring additional indebtedness;

•	incurring guarantee obligations;

•	paying dividends;

•	creating liens on assets;

•	entering into sale and leaseback transactions;

•	making investments, loans or advances;

•	entering into hedging transactions;

•	engaging in mergers, consolidations or sales of all or substantially all of their respective assets; and

•	engaging in certain transactions with affiliates.

In addition, the combined company will be required to maintain a minimum amount of excess availability as set forth in these agreements.

The combined company’s ability to maintain minimum excess availability in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond the combined company’s control. The ability to comply with this covenant in future periods will also depend on the combined company’s ability to successfully implement its overall business strategy and realize contemplated merger synergies.

Various risks, uncertainties and events beyond the combined company’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, the combined company might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on the combined company’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.

Centene has obtained commitment letters from potential lenders. However, the definitive loan documents have not been finalized.

The market price of the combined company’s common stock may be affected by factors different from those affecting the price of Centene or Health Net common stock.

Upon completion of the merger, holders of Centene common stock and Health Net common stock will be holders of common stock of Centene. As the businesses of Centene and Health Net are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting Centene and Health Net as independent stand-alone companies. The combined company will face additional risks and uncertainties that Centene or Health Net may currently not be exposed to as independent companies.

The market price of Centene’s common stock may decline as a result of the merger.

The market price of Centene common stock may decline as a result of the merger if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Centene’s and Health Net’s businesses are not realized, or if the transaction costs related to the merger are greater than expected, or if the financing related to the transaction is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

Other Risk Factors of Centene and Health Net

Centene’s and Health Net’s businesses are and will be subject to the risks described above. In addition, Centene and Health Net are, and will continue to be subject to the risks described in Centene’s and Health Net’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 220 for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE MERGER

The following is a discussion of the transaction and the material terms of the merger agreement between Centene and Health Net. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

Background of the Merger

The Health Net Board regularly reviews and assesses Health Net’s performance, risks, opportunities and strategy at board meetings. Additionally, the Health Net Board and management team regularly review and evaluate the possibility of pursuing various strategic alternatives and relationships as part of Health Net’s ongoing efforts to strengthen its businesses and maximize value for its stockholders, taking into account economic, regulatory, competitive and other conditions.

In September 2013, the Health Net Board directed Health Net’s management to engage financial advisors to assist with the identification of potential strategic partners and the consideration of a potential business combination. Health Net engaged financial advisors, including J.P. Morgan in connection with the foregoing strategic review process.

As part of this strategic process, Health Net had preliminary discussions with several entities and engaged in negotiations with two potential strategic partners (“Strategic Party A”) and (“Strategic Party B”). In early 2014, Strategic Party A offered to acquire Health Net. Despite several months of negotiations and price rounds, the highest price offered by Strategic Party A did not constitute a significant premium over the then current trading price of Health Net common stock. Strategic Party B submitted a preliminary non-binding indication of interest, but declined to submit an offer to acquire Health Net. The Health Net Board was actively involved in monitoring and participating in decisions regarding the negotiation process. Negotiations with Strategic Party A continued into mid-2014, focused primarily on pricing terms and the ability to procure the necessary antitrust clearance and state regulatory approvals required to complete a transaction. In July 2014, Strategic Party A decided to end discussions regarding a possible transaction with Health Net, noting significant concerns with state regulatory approval requirements. At this juncture, the Health Net Board directed management to cease active efforts towards a possible business combination.

The Health Net Board also directed management to renew its efforts to negotiate a possible outsourcing transaction with Cognizant Healthcare Services, LLC, which we refer to as “Cognizant”. On November 2, 2014, Health Net entered into an agreement with Cognizant, which was amended and restated on November 21, 2014. We refer to such agreement, as amended and restated, as the “Cognizant Agreement”. The Cognizant Agreement provided Health Net with the right to terminate the agreement until no later than ten (10) days after all regulatory approvals necessary to implement the Cognizant Agreement were obtained, which we refer to as a Pre-Commencement Termination Right. Health Net had the right to terminate the Cognizant Agreement after the Pre-Commencement Termination Right expired, but with a significant financial penalty.

In November 2014, Mr. Neidorff contacted Mr. Gellert to set up a meeting to discuss the business environment and their respective businesses. On or about November 25, 2014, Messrs. Neidorff and Gellert met in Los Angeles and spoke generally about market conditions and the complementary aspects of their respective businesses. They agreed to meet again to discuss whether there was a way for the two companies to work together. Mr. Gellert informed the members of the Health Net Board of these discussions and the directors agreed that Mr. Gellert should continue to communicate with Mr. Neidorff about potential avenues for the two companies to work together.

On March 2, 2015, Mr. Neidorff and other representatives of Centene met with Mr. Gellert and other representatives of Health Net in St. Louis. The parties discussed the future of their respective businesses and the managed care industry and the expected impact of the ACA on each company as well as their respective philosophical business approaches. The parties did not discuss a potential transaction at this meeting. Mr. Neidorff concluded the meeting by stating that he wanted to maintain an open dialogue. Mr. Gellert and Mr. Neidorff informed their respective boards of directors of the content of these discussions.

In April 2015, Mr. Gellert was invited to meet with another potential strategic partner (“Strategic Party C” and, together with Strategic Party A and Strategic Party B, the “Strategic Parties”). On April 24, 2015, Mr. Gellert met with executives of Strategic Party C and discussed potential opportunities, including whether there were any viable structures for a potential business combination between the two parties. The parties identified significant hurdles to closing a potential transaction, including regulatory and antitrust approvals. Mr. Gellert informed the Health Net Board of these discussions.

Between the meeting in St. Louis on March 2, 2015 and the end of May, 2015, Mr. Neidorff contacted Mr. Gellert by telephone several times to discuss, among other things, market conditions and their businesses generally. On or about May 28, 2015, Mr. Neidorff’s assistant contacted Mr. Gellert’s assistant to schedule a meeting between the parties at a time when Mr. Neidorff intended to be on the west coast in early June 2015.

On June 8, 2015, Mr. Neidorff and other representatives of Centene, including representatives of Evercore and Allen & Company, met with Mr. Gellert and representatives of J.P. Morgan in Long Beach, California. At that meeting, Mr. Neidorff informed Mr. Gellert that Centene was interested in pursuing a potential business combination with Health Net. The parties discussed potential opportunities with respect to a combined entity as well as potential synergies. Mr. Gellert informed the Health Net Board of these discussions and scheduled a telephonic board meeting. Mr. Neidorff informed the Centene Board of the meeting.

On June 13, 2015, the Health Net Board met telephonically. At this meeting, Mr. Gellert provided background on Centene’s business and details of his June 8 conversation with Mr. Neidorff. He informed the Health Net Board that Centene expressed interest in beginning due diligence during the week of June 15 and that Centene was interested in evaluating a potential transaction on an expedited basis in light of the upcoming expected implementation of the Cognizant Agreement and public speculation regarding consolidation activity in the health insurance industry. The Health Net Board authorized commencement of discussions and due diligence and agreed to discuss a potential transaction in greater detail on a call early during the week of June 15.

On Monday, June 15, 2015, Health Net and Centene exchanged parallel drafts of non-disclosure agreements. Between June 15 and June 16, 2015, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), as counsel to Centene, and Morgan Lewis, as counsel to Health Net, negotiated the terms of the non-disclosure agreements. On Tuesday, June 16, 2015, the parties executed such agreements and commenced due diligence.

On Tuesday, June 16, 2015, the Health Net Board met telephonically. Mr. Gellert briefed the Health Net Board on recent developments in the health insurance industry, including announcements of, and public speculation regarding, acquisition activity in the sector. He noted that Centene had engaged McKinsey & Company to assist with identifying synergies, Evercore and Allen & Company as financial advisors, and Skadden as legal counsel. Mr. Gellert also informed the Health Net Board that Centene had indicated that it would consider proposing a business combination involving a significant stock component at a premium to Health Net’s then current stock price consistent with market practice, which Centene described as between 15% to 24%, depending on its diligence evaluation. Mr. Gellert advised the Health Net Board that, in his view, Centene’s investment of time and resources indicated its interest was genuine and that the potential value to Health Net stockholders justified an investment of Health Net’s resources and engagement of external advisors, especially in light of the Health Net Board’s prior interest in pursuing a strategic transaction and the potential long -term stand-alone challenges, such as, among others, the difficulty of expanding in other markets, previously identified by the Health Net Board. The Health Net Board agreed and approved the engagement of J.P. Morgan, as well as Morgan Lewis as legal counsel for the transaction, Morris, Nichols, Arsht & Tunnell LLP as Delaware legal counsel for the transaction, and Crowell & Moring LLP and Sidley Austin LLP as special legal counsel for the transaction.

Representatives of J.P. Morgan advised the Health Net Board that, in light of Centene’s current market capitalization, they expected that any proposal would have a significant stock component. Representatives of J.P. Morgan also discussed the financing that Centene would likely have to arrange to consummate the transaction. Representatives of J.P. Morgan also advised that Centene’s interest appeared to be credible and bona fide. Representatives of J.P. Morgan also indicated, based on conversations with representatives of Centene’s financial advisors, that Centene was eager to reach an agreement by the end of June, prior to the pending implementation of the Cognizant Agreement, which might preclude Centene’s desired combined company strategy.

Mr. Gellert further advised the Health Net Board of the proposed timing for a potential transaction, noting that Centene had stated that it would not pursue a business combination once Health Net had initiated the implementation of the Cognizant Agreement. The Health Net Board then discussed the possibility of a transaction with other potential strategic partners, including the Strategic Parties. However, in light of the current trend toward consolidation in the industry and the potential regulatory and antitrust concerns associated with many potential transaction partners, the Health Net Board concluded that other potential transaction partners were not viable candidates for a business combination. During this meeting, it was also observed that, with the extensive transaction activity in the health care industry, maintaining confidentiality of the potential transaction would be a priority.

The Health Net Board further discussed Centene’s likely strategy in managing the combined business, including potential synergies, as well as the potential impact of the upcoming Supreme Court decision in King vs. Burwell. Mr. Gellert noted that, like Health Net, Centene was a low cost leader with a clear strategy and that Centene management would likely want to retain many of Health Net’s employees, who have executed that same strategy in California. He explained his view that Centene’s and Health Net’s complementary strategies, together with the combination of resources, provided a compelling business rationale for the potential transaction. The Health Net Board agreed that discussions should move forward for the potential transaction.

On Tuesday, June 16, 2015, the Centene Board met telephonically. Representatives of Skadden discussed various process considerations for the Centene Board in evaluating a possible transaction with Health Net and the directors’ duties under Delaware law regarding a potential transaction with Health Net.

Mr. Neidorff reviewed other strategic alternatives the Centene Board had considered in the past and could consider in the future. Mr. Neidorff discussed the strategic and financial rationale for a transaction with Health Net and reasons for believing a transaction with Health Net would be beneficial for Centene’s stockholders. Mr. Neidorff provided background on the discussions with Health Net regarding a potential transaction, including a summary of meetings and communications to date with Mr. Gellert.

Mr. Neidorff noted that in-person business diligence meetings had commenced at Health Net’s corporate headquarters that day, with Centene’s management and representatives from Centene’s financial advisors, Evercore and Allen & Company, and McKinsey in attendance. Mr. Neidorff also reviewed the analyses of potential synergies that had been conducted to date, with McKinsey’s assistance.

Evercore and Allen & Company then provided a business and financial overview of Health Net and an overview of the potential pro forma financial impact of the proposed transaction on Centene based on Wall Street research analysts’ consensus estimates for Health Net. Centene’s financial advisors also discussed preliminary views as to the potential market reaction to the proposed transaction.

From Tuesday, June 16, 2015 through Friday, June 19, 2015, representatives of Centene and various third-party advisors participated in due diligence meetings in Woodland Hills, California. Concurrently, Centene’s independent registered public accounting firm, KPMG, LLP (“KPMG”) reviewed Health Net’s audit work papers from its independent registered public accounting firm, Deloitte & Touche, LLP (“Deloitte”).

On Sunday, June 21, 2015, Morgan Lewis sent an initial draft of certain portions of the merger agreement, including Health Net’s representations and warranties, to Skadden.

On Monday, June 22, 2015, the Health Net Board met telephonically. Management reported that, based upon conversations to date, there existed a reasonable basis to conclude that it was possible that the parties could reach agreement on an acceptable transaction. Management also noted Centene’s stated deadline of July 1, 2015 to execute the merger agreement in order to avoid potential leaks of the potential transaction and to address certain considerations relating to the Cognizant Agreement. The Health Net Board recognized that timing was a key driver for the deal process.

The Health Net Board discussed the Cognizant Agreement, including employee transition matters and penalties associated with a termination of the Cognizant Agreement. The Health Net Board concluded that it would be important to secure Cognizant’s agreement that Health Net could renew efforts to implement a version of the Cognizant Agreement if Health Net were unable to consummate the potential transaction with Centene.

Kathleen A. Waters, Health Net’s Senior Vice President, General Counsel and Secretary, updated the Health Net Board on the progress of each party’s due diligence, as well as “clean room” procedures agreed to by the parties to protect certain sensitive information.

Representatives of J.P. Morgan advised the Health Net Board regarding the financing that Centene would likely have to arrange to consummate the transaction and the fact that a significant portion of the merger consideration was expected to be in Centene common stock. Representatives of J.P. Morgan also presented materials previously provided to the Health Net Board in detail and answered questions from members of the Health Net Board who had reviewed the materials in advance of the meeting. Morgan Lewis advised on various financing, regulatory and stockholder vote matters, each of which was a contributing factor to the certainty of closing any business combination. The Health Net Board discussed that Centene would need to obtain stockholder approval of the issuance of shares of Centene common stock in the transaction. The Health Net Board discussed with the representatives of J.P. Morgan the considerations associated with the use of price collars in transactions involving a significant stock component, including the fact that most similar transactions do not contain price collars and the recognition that a price collar could be misconstrued as an indication that Health Net was not confident in the prospects of the combined company. The Health Net Board also discussed the various proposed termination fees and the context in which they would be payable by each party and determined to seek a meaningful termination fee by Centene to mitigate against any potential uncertainty, including failure to obtain the approval of Centene’s stockholders.

Ms. Waters and Morgan Lewis also reviewed the regulatory approvals required for a potential transaction, and compared the anticipated approval process for the potential transaction with Centene to the anticipated approval process in the previously considered transaction with Strategic Party A.

The Health Net Board directed management to continue pursuing a potential transaction, with a focus on deal certainty and price. Management was further directed to contact Cognizant at an appropriate time, and to proceed on diligence and negotiation with Centene of definitive agreements in light of Centene’s proposed transaction timing.

On Tuesday, June 23, 2015, the Centene Board met in person at Centene’s headquarters. During the meeting, the Centene Board discussed a number of aspects which it believed were relevant to the Board’s consideration of the potential transaction with Health Net including, among other things, an assessment of each company’s strengths in terms of culture, technology and relationships with state governments. The Centene Board also discussed Centene’s resources for undertaking a potential transaction with Health Net. During the course of the meeting, representatives of Skadden described certain considerations that the Centene Board should focus on in evaluating a potential transaction with Health Net, including the directors’ duties under Delaware law with regard to a potential transaction with Health Net.

Mr. Neidorff then updated the Centene Board on his discussions with Mr. Gellert and on discussions between Centene’s and Health Net’s respective financial advisors regarding a possible transaction. He also reviewed with the Centene Board his preliminary discussions with the chief executive officers of other companies regarding a potential transaction, as had been reviewed previously with the Centene Board. Mr. Neidorff noted that such discussions had concluded at a preliminary stage and were no longer continuing.

The Centene Board then reviewed the key tasks completed on the potential transaction with Health Net during the week ended June 21 and discussed the ongoing due diligence process and findings then to date regarding synergies and financial, operational and legal matters concerning different aspects of Health Net’s various businesses. The Centene Board then discussed the review conducted of Health Net’s projections, the work performed by McKinsey, and a detailed analysis of Health Net’s technology and IT and the current and pending contracts with Cognizant. The Centene Board further discussed, among other things, Health Net’s government contracts business, Health Net’s management and regional leadership, Health Net’s projections, regulatory considerations concerning a potential transaction, and the potential impact on Health Net’s business and operations of the pending decision of the U.S. Supreme Court in King v. Burwell regarding the ACA.

Centene’s financial advisors then discussed with the Centene Board a business and financial overview of Health Net and the potential pro forma financial impact of the proposed transaction on Centene based on Centene management’s preliminary synergy estimates and, in the case of Health Net, the adjusted Health Net case, as well as a preliminary overview of implied transaction metrics at various illustrative purchase prices. Centene’s financial advisors also discussed an overview of the proposed consideration, consisting of a mix of stock and cash, and potential financing plans for the proposed transaction.

Representatives of Skadden then reviewed the regulatory approvals required for a potential transaction and the terms of the draft merger agreement with the Centene Board.

On Tuesday, June 23, 2015, and Wednesday, June 24, 2015, Health Net participated in due diligence meetings in Centene’s corporate offices. During this period, Messrs. Neidorff and Gellert continued to discuss potential synergies of the transaction. Mr. Neidorff also expressed Centene’s interest in retaining key Health Net personnel, but no specific terms regarding such retention were discussed. Concurrently, Deloitte reviewed Centene’s audit work papers from KPMG.

On Tuesday, June 23, 2015, Centene’s financial advisors, at the direction of Centene, relayed to Health Net’s financial advisor Centene’s proposed mix of consideration, consisting of $28.25 in cash and shares of Centene common stock, at a fixed exchange ratio, valued in the aggregate, as of such date, at $73.00 per share (an approximately 13% premium over Health Net’s closing stock price on June 23, 2015). Following this discussion, representatives of J.P. Morgan and Mr. Gellert communicated to Centene’s financial advisors that the Health Net Board would likely view Centene’s proposed consideration as inadequate and would likely be unwilling to engage in further discussions at that valuation in the proposed timeframe contemplated by Centene for a potential transaction.

On Wednesday, June 24, 2015, Skadden distributed an initial draft of the merger agreement to Morgan Lewis.

The parties continued their due diligence with conference calls and the exchange of documents from Wednesday, June 24, 2015 through July 1, 2015.

Between June 24, 2015 and July 1, 2015, Centene’s and Health Net’s legal counsel negotiated certain provisions of the merger agreement, including, among others, representations and warranties, covenants relating to regulatory approvals and various termination provisions, as well as related ancillary agreements, such as voting agreements.

On Thursday, June 25, 2015, Centene’s financial advisors, at the direction of Centene, relayed to Health Net’s financial advisors Centene’s revised proposed mix of consideration, consisting of $28.25 in cash and shares of Centene common stock, at a fixed exchange ratio, valued in the aggregate, as of such date, at $75.50 per share (an approximately 16% premium over Health Net’s closing stock price on June 25, 2015).

On Monday, June 29, 2015, the Health Net Board met in person in Los Angeles. Mr. Gellert provided the Health Net Board with an update on negotiations since the last meeting, including negotiations regarding price and contractual terms, as well as the progress of the due diligence process and timing considerations proposed by Centene and his view that the failure to meet the proposed timeframe would significantly diminish the chances of entering into a transaction with Centene.

Mr. Gellert explained that, while he did not believe that Health Net needed to effect a strategic transaction at that time, a business combination with Centene would be consistent with a number of the longer term strategic considerations previously discussed by the Health Net Board, many of which had been underlying Health Net’s strategic review process during the prior year. Mr. Gellert advised the Health Net Board of his view that the proposed business combination presented as few obstacles to completion as could be reasonably expected from a regulatory and antitrust perspective and that this transaction presented significant opportunities and appeared to be in the best interest of Health Net’s stockholders. He also noted that based on a recent discussion with the Chief Executive Officer of Strategic Party A, there appeared to be no viable path to overcome the regulatory issues that caused that prior strategic review process to conclude without completion of a transaction.

The Health Net Board then discussed options for approaching Cognizant and potential synergies associated with a business combination with Centene.

Management and representatives of J.P. Morgan also presented management’s forecasts of Health Net’s business on a stand-alone basis and a discussion was held regarding the associated potential upside and risks. Representatives of J.P. Morgan advised that the business combination with Centene appeared to represent, based on the information provided to J.P. Morgan by Centene and Health Net and publicly available financial information, an attractive alternative financially to the current stand-alone prospects. The Health Net Board concluded that, in light of the positive forecast on a stand-alone basis, which may be negatively impacted by entering into a strategic transaction that fails to close, and the potential loss of certain existing stand-alone strategic opportunities if Health Net pursued the Centene transaction, certainty of completion of the transaction remained a key focus.

The Health Net Board further discussed the regulatory and Centene stockholder approval risks that were discussed at the previous meeting.

Mr. Gellert expressed his view that the two companies were strategically aligned, that the proposed merger consideration would afford a good premium to Health Net stockholders and that the proposed transaction would provide a significant growth opportunity for the combined company. He advised that the business combination was expected to permit migration of Health Net’s model to Centene’s existing geographical footprint, a strategic goal which he believed would be difficult and expensive to achieve on a stand-alone basis.

Representatives of J.P. Morgan also discussed recent publicly announced transactions and public speculation regarding potential transactions in the sector and the potential impact on the proposed transaction with Centene. Although such recent acquisition activity could make Centene a potential acquisition target for a third-party, the Health Net Board discussed that any such alternative transactions could potentially be confronted with significant regulatory and antitrust obstacles. Representatives of J.P. Morgan also presented materials previously provided to the Health Net Board in detail and answered questions from members of the Health Net Board who had reviewed the materials in advance of the meeting.

The Health Net Board also discussed the potential tax consequences of the proposed business combination, and the potential combined company board composition and management, including the importance of retaining key Health Net personnel to the operations of the combined company. Messrs. Gellert and Health Net’s Chief Financial and Operating Officer, James Woys, advised the Health Net Board that, while discussions with Centene had not included specific employment terms, they were each willing to remain with the combined company for a transition period to help ensure a successful combination.

Mr. Woys provided the Health Net Board with detailed information regarding Centene and its business, including the results of the financial diligence review performed by management and Deloitte. Management advised the Health Net Board that the diligence results were satisfactory, and management indicated it was comfortable with Centene’s estimates for fiscal 2015 and 2016.

Morgan Lewis discussed a memorandum previously provided to the Health Net Board with respect to its fiduciary duties in the context of the transaction process. In connection with these discussions, the Health Net Board noted that the merger agreement would provide for a post-signing market check and discussed the likelihood that any potential suitors for Health Net would surface during the first 45 days following the announcement of the execution of the merger agreement and that such suitors would likely not be deterred by the termination fee payable by Health Net to enter into an alternative transaction and that any such potential suitors would likely have sufficient cash on hand to consummate any such alternative transaction.

The Health Net Board discussed the proposed timing of the transaction. Mr. Gellert noted that, in his belief, the Health Net Board and management had had sufficient time to understand Centene’s business and its projections for fiscal years 2015 and 2016. The Health Net Board agreed.

The Health Net Board further discussed material open items in the draft merger agreement, including provisions relating to the Cognizant Agreement, potential termination fees and non-solicitation provisions. The Health Net Board agreed that management should continue to seek the best price possible, but that an agreement within the current range would be acceptable when combined with other key terms.

On Monday, June 29, 2015, Skadden distributed to Morgan Lewis initial drafts of the voting agreements and the exhibits to the merger agreement.

On Monday, June 29, 2015, Health Net, through representatives of J.P. Morgan, requested that Centene increase its offer to aggregate cash and stock consideration valued at $80.00 per share (an approximately 25% premium over Health Net’s closing stock price on June 29, 2015) and presented proposals on key open issues concerning (i) certain termination fees in the event of a failure to complete the transaction under various circumstances; (ii) protection in the event of an inability to obtain antitrust approvals; (iii) financing commitments; and (iv) the Cognizant Agreement. Health Net also requested three board seats on the Centene Board.

Later in the day on Monday, June 29, 2015, Centene responded through its financial advisors, at Centene’s request, with an offer of aggregate cash and stock consideration valued, as of such date, at $78.25 per share (an approximately 23% premium over Health Net’s closing stock price on June 29, 2015) and one board seat on the Centene Board. In addition, Centene’s financial advisors discussed generally with Health Net’s financial advisor other key open issues. At Centene’s request, the financial advisors also discussed Centene’s contemplated financing for the transaction and confirmed, on Centene’s behalf, that there would be no financing contingency and that debt commitment letters would be delivered by Centene at the time of the execution of the merger agreement.

On Tuesday, June 30, 2015, the Health Net Board met twice telephonically, the first time in the morning. The Health Net Board discussed possible deal protections in the event the transaction were to be terminated as a result of the failure to obtain antitrust or other regulatory approvals.

Mr. Woys and Ms. Waters reported to the Health Net Board on their discussions with Cognizant and explained that Health Net was working towards an agreement that would extend the Pre-Commencement Termination Right until after the close of a potential transaction with Centene in consideration for extending other business relationships with Cognizant and potentially implementing select portions of the Cognizant Agreement.

Morgan Lewis reported to the Health Net Board on the negotiations with Centene on material terms of the merger agreement. They advised that the parties had reached tentative agreement on the termination fees payable by each of Centene and Health Net in certain circumstances, including that, in order to facilitate a post-signing market check, a lower termination fee would be payable by Health Net if Health Net were to terminate the transaction to enter into another transaction during the first 45 days post-signing. They also advised that the parties agreed that each company’s chief executive officer would enter into a voting agreement and explained that the voting agreement with Mr. Neidorff would likely mitigate the risk that Centene’s stockholders would not approve the Share Issuance proposal. Morgan Lewis also reported that negotiations were continuing with respect to certain antitrust and regulatory provisions.

After the board meeting, Health Net, through its financial advisors, requested that Centene offer aggregate cash and stock consideration valued at $79.00 per share (an approximately 23% premium over Health Net’s closing stock price on June 30, 2015). In addition, Health Net requested (i) two board seats; (ii) an additional day to consider the transaction such that the execution of a definitive agreement would occur on July 2, 2015; and (iii) additional protection with respect to antitrust and other regulatory approval requirements.

Later on Tuesday, June 30, 2015, Morgan Lewis distributed a revised draft of the merger agreement and comments to related exhibits. Also later that day, Centene, through its financial advisors, responded with a proposed aggregate price of $78.45 per share (an approximately 22% premium over Health Net’s closing stock price on June 30, 2015) and one seat on the Centene Board, and agreed to extend the negotiations by an additional day. The parties continued to negotiate the termination provisions for antitrust and other regulatory reasons.

In the evening of June 30, 2015, the Health Net Board reconvened. Mr. Gellert provided the Health Net Board with an update on the status of negotiations with Centene. Members of the Health Net Board discussed expected synergies, the need for existing management to remain engaged through a transition period, employee retention concerns and possible antitrust considerations. Mr. Gellert and Morgan Lewis advised the Health Net Board that Centene had agreed to extend the timing for execution of the merger agreement from July 1 to July 2, but would be unlikely to agree to the same transaction terms beyond such date.

The Health Net Board discussed the overall process and noted its prior discussions regarding the need to consider strategic alternatives in the near term and further noted the difficulty of pursuing other acceptable alternatives without taking on greater regulatory and antitrust risk. The Health Net Board concluded that, given the potential desire to engage in a strategic transaction in the near term, as well as the state of the market, if acceptable terms could be reached, including with respect to regulatory and antitrust matters, it would be in the best interests of Health Net’s stockholders for this opportunity to be presented for their approval.

On Tuesday, June 30, 2015, the Centene Board had an in-person meeting in St. Louis, Missouri. During the course of the meeting, representatives of Skadden reviewed various process considerations for the Centene Board in evaluating a possible transaction with Health Net and reviewed various federal antitrust and state regulatory considerations.

Mr. Neidorff provided an update on the potential transaction with Health Net and discussions with Health Net, including a summary of meetings and communications with Mr. Gellert and other discussions between the two companies and their respective representatives. In addition, Mr. Neidorff and representatives of Skadden discussed the status of negotiations with Health Net on certain material terms of the potential transaction, including with respect to Centene’s obligations to obtain requisite regulatory approvals, the circumstances and amount of potential termination fees and the status of the contemplated financing plans related to the potential transaction. The Centene Board also reviewed the strategic rationale for the potential transaction.

Members of Centene’s management then discussed strategic considerations in proceeding with the potential transaction and reviewed the status of Centene’s due diligence review. Centene’s management further discussed PricewaterhouseCoopers’ review of Health Net’s public financial statements, tax papers and quality of earnings analysis, as well as IT and HR related matters. The Centene Board and Centene’s management, together with Centene’s advisors, continued to discuss potential synergies arising from the potential transaction and the likelihood of Centene achieving such synergies.

The Centene Board then reviewed the terms of the contemplated financing for the potential transaction and the terms of the current draft of Centene’s commitment letter.

Mr. Neidorff noted that a request had been made by Health Net to add current members of the Health Net Board to the Centene Board following completion of a potential transaction with Health Net and that Centene had proposed one board seat to Health Net as part of the negotiations. The directors discussed the possibility of expanding the existing Centene Board. Following this discussion, representatives of Skadden reviewed with the Centene Board the fiduciary duties of the directors under Delaware law.

Representatives of Skadden then reviewed written materials describing the merger agreement. Among other things, Skadden discussed the potential tax-free treatment of the equity portion of the consideration payable to Health Net stockholders; the fact that Health Net stockholders would be entitled to appraisal rights in connection with the potential transaction; the contemplated treatment of existing Health Net equity awards; the conditions to closing; the nature of and obligations regarding financing; deal protection provisions, including, among others, limitations included in the merger agreement on the ability (subject to certain exceptions) of each of Centene and Health Net to solicit competing acquisition proposals or change its recommendation to their respective stockholders with respect to the potential transaction, the circumstances under which the merger agreement may be terminated by either party and the related termination fee amounts; and the obligations of each party to obtain required regulatory approvals; and the proposed voting agreements from the chief executive officer of each party.

Centene’s financial advisors then reviewed with the Centene Board financial aspects of the potential transaction, including, without limitation, a summary of financial terms of the potential transaction and implied equity and enterprise values for Health Net based on the proposed purchase price, as well as implied purchase price multiples and premiums. During the course of these discussions, Centene’s financial advisors also summarized Centene’s and Health Net’s historical relative stock price performance, provided an overview of selected companies and selected precedent transactions in the managed care industry, implied premiums paid in selected transactions and the discounted cash flows of Health Net and Centene based on the adjusted Health Net case and the Centene management forecast, respectively. The Centene Board additionally discussed with Centene’s management and its financial advisors potential synergies related to the potential transaction. After further discussion, the Centene Board instructed Centene’s management to continue negotiations of the proposed price and other terms of a transaction with Health Net.

On Wednesday, July 1, 2015, the Health Net Board met telephonically two times.

The first meeting occurred in the morning. Mr. Gellert reported that an agreement in principle with Cognizant had been reached consistent with the terms that were previously directed by the Health Net Board.

Morgan Lewis provided an update regarding the status of negotiations with Centene, including key transaction terms relating to termination, regulatory approval risk and non-solicitation, advising that such items had been resolved consistent with prior discussions with the Health Net Board.

The Health Net Board extensively discussed the antitrust review process and related provisions in the merger agreement. Morgan Lewis gave a detailed presentation on the timeline of antitrust review and discussed its view regarding antitrust concerns. Morgan Lewis then engaged in a detailed discussion of certain deal protections in the merger agreement. Mr. Gellert and Morgan Lewis also advised that other potential strategic partners for either party could likely present greater antitrust issues.

Mr. Gellert reported to the Health Net Board management’s high degree of confidence in the expected synergies that could be achieved by the combined company. He also indicated that Centene was interested in retaining key Health Net personnel, and confirmed his and Mr. Woys’ willingness to remain with the combined company for a transition period, although no specific or definitive employment terms had been discussed.

The Health Net Board discussed Centene’s proposed timing for a deal announcement. Mr. Gellert and Morgan Lewis confirmed that Centene had made it clear that its offer would be withdrawn if the merger agreement was not executed prior to July 3, 2015, and the Health Net Board discussed Centene’s position in light of other rumored transactions in the market.

Representatives of J.P. Morgan expressed J.P. Morgan’s view that the premium represented by the implied value of the $78.45 per share merger consideration based on Centene’s closing stock price on July 1, 2015 over Health Net’s closing stock price on July 1, 2015 was slightly more than 20%, which was in line with other recent similar transactions. Representatives of J.P. Morgan also presented materials previously provided to the Health Net Board in detail and answered questions from members of the Health Net Board who had reviewed the materials in advance of the meeting.

Negotiations continued during the day of July 1, 2015, with the parties focused on open key terms. Centene, through its financial advisors, proposed a final mix of cash and stock consideration that, based on the trading price of Centene’s common stock as of such date, was valued in the aggregate at $78.57 per share (an approximately 21% premium over Health Net’s closing stock price on July 1, 2015).

During the evening of Wednesday, July 1, 2015, the Centene Board met via teleconference. At the invitation of Mr. Neidorff, representatives of Skadden provided a further review of the fiduciary duties of the Centene Board.

Representatives of Skadden then updated the Centene Board on negotiations with Health Net and reviewed the terms of the draft merger agreement, a copy of which previously had been provided to the Centene Board along with a summary of the material terms of the merger agreement, noting changes from the previously distributed merger agreement summary. Among other terms, they discussed the proposed price, termination fee payable by Centene in the event of a failure to receive antitrust clearance, deal protection measures, including the termination fees payable by or to Centene in the event of a competing transaction or a change in the recommendation of either the Centene Board or the Health Net Board with respect to the transactions contemplated by the merger agreement, Health Net’s request for the designation of a director to the Centene Board and the retention plan for Health Net employees, and certain other deal-related items. In addition, representatives of Skadden reviewed the financing commitment terms set forth in a draft commitment letter with Wells Fargo previously provided to the Centene Board and responded to questions.

Representatives of Evercore then reviewed Evercore’s financial analysis presented at the meeting on the previous day and described Evercore’s internal procedures for authorizing the fairness opinion and discussed in detail the provisions of, and bases for, the opinion. Evercore then reviewed with the Centene Board its financial analyses of the merger consideration and rendered an oral opinion, which was confirmed by delivery of a written opinion dated July 1, 2015, to the Centene Board to the effect that, as of that date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the merger consideration payable by Centene pursuant to the merger agreement was fair, from a financial point of view, to Centene.

Also at this meeting, Allen & Company reviewed with the Centene Board its financial analysis of the merger consideration and rendered an oral opinion, which was confirmed by delivery of a written opinion dated July 1, 2015, to the Centene Board to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration payable by Centene pursuant to the merger agreement was fair, from a financial point of view, to Centene.

The Centene Board and its advisors engaged in an extended discussion of the transaction with Health Net and the merger agreement, considering a number of factors, including the comparative likelihood of consummation of the potential transaction, the agreement in principle between Cognizant and Health Net regarding revised terms of the Cognizant Agreement, the opportunities presented by the potential transaction, the recent and historical market prices for Health Net common stock and Centene common stock and the fact that the stock portion of the merger consideration would be subject to a fixed exchange ratio, the Centene Board’s belief that the potential transaction presented significant synergy opportunities and the current environment in the managed healthcare industry. A lengthy discussion followed regarding the merger, the merger agreement, and the transactions contemplated thereby, including the proposed financing of the potential transaction. The Centene Board then reviewed the resolutions authorizing the execution of the merger agreement. After carefully considering the merger agreement and the resolutions, it was the consensus of the Centene Board that the merger was in the best interests of Centene’s stockholders and unanimously voted to approve and adopt the resolutions authorizing the transaction and related matters.

The Health Net Board reconvened in the evening of July 1, 2015.

Representatives of J.P. Morgan made a presentation to the Health Net Board regarding the proposed consideration to be received in the transaction by Health Net’s stockholders, including a discussion of the synergies identified by Centene and the implied premium of the proposed merger consideration over the current trading price of Health Net common stock.

Ms. Waters reported that terms with Cognizant also had been finalized. Ms. Waters and Morgan Lewis reported on the final negotiations with Centene, including that, in accordance with the Health Net Board’s directive to mitigate antitrust and regulatory risks. Centene had agreed to an antitrust termination fee of $250 million in the event that antitrust approval was not obtained by the termination date for a potential transaction. Morgan Lewis confirmed to the Health Net Board that all of the other key terms upon which the Health Net Board had been focused had been resolved in accordance with the Health Net Board’s direction. Morgan Lewis also reported that Centene had agreed to nominate one independent Health Net director to the Centene Board. The Health Net Board agreed that the individual to be so nominated could be identified at a later date.

The Health Net Board then reviewed the resolutions authorizing the execution of the merger agreement and J.P. Morgan delivered its opinion that the merger consideration to be paid to the holders of Health Net common stock in the merger, and if applicable the subsequent merger, was fair, from a financial point of view, to such stockholders. After carefully considering the merger agreement and the resolutions, the Health Net Board unanimously voted to approve the resolutions authorizing the transaction.

On July 2, 2015, each of Health Net, Centene and the Merger Subs executed and delivered the merger agreement and the chief executive officers of each company also executed and delivered the voting agreements. On the morning of July 2, 2015, prior to market open, Health Net and Centene issued a joint press release announcing the proposed transaction.

Rationale for the Transaction

In the course of their discussions regarding a potential business combination, both Centene and Health Net recognized there were substantial potential strategic and financial benefits of the proposed transaction. This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the transaction and the other reasons that each party’s board of directors approved the merger agreement and determined to recommend that their company’s respective stockholders vote in favor of the transaction. For a discussion of various factors that could prevent or limit the parties from realizing some or all of these benefits, see “Risk Factors” beginning on page 44.

Each of Health Net and Centene believes the transaction will enhance stockholder value through, among other things, enabling Centene and Health Net to capitalize on the following strategic advantages and opportunities:

•

Strengthen Existing Businesses: The addition of Health Net’s complementary business is expected to build on Centene’s robust Medicaid business by bolstering Centene’s presence in the California Medicaid program (“Medi-Cal”), which is the country’s largest. The combined company expects to have approximately six million Medicaid members, making it one of the largest Medicaid managed care organizations in the country. The transaction will also strengthen Centene’s presence with dual eligibles by providing access to dual eligibles who participate in Los Angeles and San Diego counties’ dual eligible demonstration programs, as well as other dual eligibles in California who have enrolled in Health Net’s Medicare Advantage plans or receive Medi-Cal managed care benefits from Health Net.

•	Increased Product Diversity Provides Ability to Create a More Comprehensive Portfolio: Centene and Health Net also believe the transaction would extend Centene’s offerings in both government and government funded programs, including Medicare Advantage, the subsidized health insurance exchanges under the ACA, the DOD’s TRICARE and MFLC programs and VA’s PC3/Choice programs. The combined company is expected to be positioned to provide its members access to more solutions, with opportunities for integrated specialty services across the entire enterprise. In particular, both companies have demonstrated success focusing on the subsidized portion of the health insurance marketplace, including Medicaid, Medicare Advantage and the ACA exchanges, but in different geographies. As a result, Centene believes there are opportunities to scale Health Net’s programs that reach underserved communities and extend its business lines for this constituency. The companies believe that focusing on these government programs will allow the combined company to use its innovative local provider networks to deliver high quality, affordable and culturally sensitive health care across the combined company’s expanded business.

•	Establish a Leadership Position in the Ongoing Evolution of the Health Care System: Both companies have been market leaders in responding to the recent changes in the health care system. Together, they enhance that positioning by extending their geographic reach and product range, by merging their capabilities to be a leader in all elements of value-based payments, by focusing on the growing segments in the market and by state-of-the art technology solutions.

•	Significant Synergy Opportunities: The combined company is estimated to achieve approximately $150 million of annual cost synergies by the second year following the closing of the merger with 50% achieved after one year following closing. The synergy estimates provided above are expected from, among others, efficiencies in core G&A and integration of a range of specialty services. Additional synergies may be achieved over time from leveraging capabilities in IT systems and process management. Collectively these synergies are referred to as the estimated synergies.

•	Strong Financial Profile and Significant Earnings Accretion: Combined, Centene and Health Net are estimated to have 2015 pro forma annual premium and service revenues of approximately $37 billion. The transaction is estimated to generate diluted earnings per share accretion for Centene of 10% and adjusted diluted earnings per share accretion (that is, excluding the effect of the amortization of intangibles associated with the transaction and any transaction costs) for Centene of 20% in the first year following closing.

The actual synergies derived from the transaction and costs of integration could be different from the foregoing estimates and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the Centene Board described under “The Merger—Centene Board of Directors’ Recommendations and Its Reasons for the Transaction” beginning on page 65 or by the Health Net Board described under “The Merger—Health Net Board of Directors’ Recommendation and Its Reasons for the Transaction” beginning on page 68 will be realized. See “Risk Factors” beginning on page 44 and “Cautionary Note Regarding Forward-Looking Statements” on page 42.

Centene Board of Directors’ Recommendations and Its Reasons for the Transaction

At a meeting on July 1, 2015, the Centene Board unanimously (i) determined that it is in the best interest of Centene and its stockholders, and declared it advisable, to enter into the merger agreement, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) approved and declared the advisability of the Share Issuance, directed that the Share Issuance proposal be submitted to a vote at a meeting of Centene stockholders and unanimously recommended that Centene stockholders vote “FOR” the Share Issuance proposal.

In evaluating the merger agreement and the transactions contemplated thereby, including the Share Issuance, the Centene Board consulted with Centene’s management and legal and financial advisors and, in reaching its determinations, the Centene Board considered a variety of factors with respect to the transaction and the other transactions contemplated by the merger agreement, including the specific reasons described above under “—Rationale for the Transaction” and the factors listed below.

•	The review of Centene’s and Health Net’s business, strategy, current and projected financial condition, current earnings and earnings prospects, and the current and prospective regulatory environment;

•	The current environment in the managed health care industry, including the trend of consolidation and increased competition, and the likely effect of these factors on Centene in the absence of, the transaction;

•	The prospect of significant competition in the future for partners for strategic business transactions;

•	The opportunities presented by the transaction, including the opportunity to create a leading diversified health care enterprise, serving over 10 million individuals in 23 states, an enhanced presence in the Western United States and the opportunity to allow Centene to offer a more comprehensive and scalable portfolio of innovative solutions focusing on uninsured and under-insured individuals, including participation in Medicare Advantage, programs with the DoD (TRICARE and MFLC) and VA PC3/Choice;

•	The combination of Health Net and Centene would expand the potential product offerings and geographic reach of the combined company with materially improved financial performance and operations in comparison to each company on a stand-alone basis thereby creating a compelling opportunity by leveraging Health Net’s market share over Centene’s geographic scope;

•	The combination of Health Net and Centene would maintain and enhance Health Net’s strong commercial business in California, which could also serve as a model for other states in which similar opportunities can be identified;

•	Centene has strong specialty care management functions that, in combination with Health Net’s provider management capabilities, including capitation and product diversity expertise, would offer strong growth potential;

•	Both Centene and Health Net were leading companies in responding to the ACA and building low cost, high quality solutions for the future and, although they have common business lines and focus on the ACA, there is little overlap in their service areas, allowing for the opportunity to expand the reach of their low cost, high quality solutions by geography and product line;

•	Recent and historical market prices for Health Net common stock and Centene common stock and the fact that the stock portion of the merger consideration is subject to a fixed exchange ratio;

•	The fact that Centene stockholders immediately prior to the merger will own approximately 71% of Centene’s outstanding stock immediately following the transaction;

•	A review of the potential strategic and financial benefits associated with the transaction, including:

•	The addition of incremental scale in the western United States, including through Health Net’s complementary network, which Centene believes will provide it with a stronger presence to compete more effectively in the Medi-Cal market and other Medicaid and Medicare markets, including in Arizona, Oregon and Washington;

•	The earnings accretion that Centene believes will result from the transaction, including the fact that the transaction is expected to be accretive to Centene’s diluted earnings per share in the first year following the closing of the transaction; and

•	Centene’s belief that the transaction presents significant synergy opportunities;

•	Centene’s belief that the addition of Health Net’s Medicare platform to Centene’s Medicaid programs provides an opportunity for additional growth across the combined company’s markets;

•	Greater participation in California’s dual eligible demonstration program given Health Net’s leading share in this market;

•	The fact that Centene’s management team and legal and financial advisors were involved throughout the negotiations and updated the Centene Board which provided additional perspectives on the negotiations;

•	The fact that the issuance of common stock in the transaction will be subject to the approval of Centene’s stockholders and that, in this regard, Centene’s directors and executive officers do not own a significant enough interest in Centene common stock, in the aggregate, to influence substantially the outcome of such stockholder vote;

•	The respective opinions of Allen & Company and Evercore, each dated July 1, 2015, to the Centene Board as to the fairness, from a financial point of view and as of the date of the opinion, to Centene of the merger consideration payable by Centene pursuant to the merger agreement, which opinions were subject to certain procedures followed, matters considered, assumptions made and qualifications and limitations on the review undertaken as more fully described in the sections entitled “Opinions of Centene’s Financial Advisors—Allen & Company” and “Opinions of Centene’s Financial Advisors—Evercore”; and

•	The Centene Board also specifically considered the terms of the merger agreement, including the following:

•	That if Centene were to receive a takeover proposal from a third party that provided superior value to Centene and its stockholders, Centene and its board of directors would be able to consider such superior value and the Centene Board may change its recommendation that Centene stockholders vote in favor of Centene’s issuance of common stock in the merger and/or terminate the merger agreement;

•	Centene’s ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written takeover proposal;

•	The ability of the Centene Board, subject to certain conditions, to change its recommendation supporting the merger in response to an intervening event, if the Centene Board determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties;

•	The customary nature of Centene’s other representations, warranties and covenants in the merger agreement; and

•	The fact that the merger agreement provides for reasonable restrictions on operations of Health Net’s business between the signing of the merger agreement and completion of the merger.

The Centene Board also considered potential risks and other negative factors concerning the transaction in connection with its deliberations of the transaction, including the following:

•	The fact that completion of the transaction, and the lower percentage of the outstanding capital stock of the combined Centene-Health Net business represented by Centene stockholders as a result of the merger, will provide Centene stockholders with less of an opportunity to participate in Centene’s future earnings growth than would be anticipated if Centene were to remain a stand-alone entity and its strategic plan were successfully implemented;

•	Certain risks inherent in Health Net’s business and operations, including those identified in Health Net’s SEC filings;

•	The potential risk of diverting management attention and resources from the operation of Centene’s business, including other strategic opportunities and operational matters, while working toward the completion of the transaction;

•	The potential negative effect of the pendency of the transaction on Centene’s and Health Net’s business and relationships with employees, customers, providers, vendors, governmental entities, including regulators and the communities in which they operate, including the risk that certain key members of senior management might choose not to remain employed with Health Net prior to completion of the transaction;

•	The general risks of market conditions that could affect the price of Centene and Health Net common stock, as well as the other risks and uncertainties discussed in Health Net’s public filings with the SEC;

•	The potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Health Net’s business, operations and workforce with those of Centene;

•	The risk that the transaction may not be completed despite the parties’ efforts or that completion of the merger may be unduly delayed, even if the requisite approval is obtained from each party’s stockholders, including the possibility that conditions to the parties’ obligations to complete the transaction may not be satisfied, and the potential resulting disruptions to Centene’s business;

•	The fact that various regulatory approvals are required to complete the transaction, which present a risk that the applicable governmental authorities may condition their grant of required approvals or consents on the imposition of unfavorable terms or conditions or that such approvals and consents will not be able to be obtained at all;

•	The fact that the closing of the merger is not conditioned on Centene’s ability to find suitable financing for the cash consideration;

•	The fact that if Health Net receives a superior proposal, the Health Net Board can modify or withdraw its recommendation that the Health Net stockholders vote in favor of the merger and/or terminate the merger agreement, if failure to take such action would be inconsistent with the director’s duties under applicable law and after compliance with the applicable requirements set forth in the merger agreement (including payment of a termination fee);

•	The fact that upon termination of the merger agreement under specified circumstances, Centene may be required to pay Health Net a termination fee;

•	The fact that the parties have incurred and will continue to incur significant transaction costs and expenses in connection with the transaction, regardless of whether the transaction is completed;

•	The need to obtain approvals from Centene stockholders and Health Net stockholders in order to complete the transaction;

•	The fact that the provisions of the merger agreement impose certain restrictions on the operations of Centene until completion of the merger;

•	The fact that certain senior executives of Health Net would receive substantial payments in connection with the merger, and that Health Net may also be obligated to make gross-up payments to those executives for the amount of certain taxes resulting from some of these payments; and

•	The Centene Board also considered the type and nature of the risks described under the section entitled “Risk Factors” beginning on page 44, and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 42.

In view of the wide variety of factors considered in connection with its evaluation of the transaction and the complexity of these matters, the Centene Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the different factors it considered in reaching its decision.

The Centene Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Centene Board conducted an overall review of the factors described above, including discussions with Centene’s senior management team and outside legal and financial advisors. In considering the factors described above, individual members of the Centene Board may have given different weight to different factors.

Health Net Board of Directors’ Recommendations and Its Reasons for the Transaction

At a meeting on July 1, 2015, the Health Net Board unanimously (i) determined that it is in the best interest of Health Net and its stockholders, and declared it advisable, to enter into the merger agreement, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) directed that the Merger proposal be submitted to a vote at a meeting of Health Net stockholders and unanimously recommended that Health Net stockholders vote “FOR” the Merger proposal.

In evaluating the merger agreement and the transactions contemplated thereby, the Health Net Board consulted with Health Net’s management and legal and financial advisors and, in reaching its determinations, the Health Net Board considered a variety of factors with respect to the transaction and the other transactions contemplated by the merger agreement, including the specific reasons described above under “—Rationale for the Transaction” and the factors listed below.

•	Centene has national strength in a key growth segment and Health Net has deep strength in the California market with a broad range of business lines including commercial and government business, such that a combination of Health Net and Centene would be well positioned nationally and internationally for growth, margin improvement and technology improvement;

•	The combination of Health Net and Centene would expand the potential product offerings and geographic reach of the combined company with materially improved financial performance and operations in comparison to each company on a stand-alone basis thereby creating a compelling opportunity by leveraging Health Net’s market share over Centene’s geographic scope;

•	The combination of Health Net and Centene would maintain and enhance Health Net’s strong commercial business in California, which could also serve as a model for other states in which similar opportunities can by identified;

•	Centene has strong specialty care management functions that, in combination with Health Net’s provider management capabilities, including capitation and product diversity expertise, would offer strong growth potential;

•	The combination of the Health Net and Centene businesses would bring greater scale to the surviving corporation thus better positioning the surviving corporation to more effectively compete in the evolving managed care organization sector;

•	Both Centene and Health Net are leading companies in responding to the ACA and building low cost, high quality solutions for the future and, although they have common business lines and focus on the ACA, there is little overlap in their service areas, allowing for opportunity to expand the reach of their low cost, high quality solutions by geography and product line;

•	The expectation that the surviving corporation would achieve approximately $150 million in cost savings and synergies from, among other things, reductions in corporate overhead, specialty company integration, reductions in medical costs and technology platform combinations in comparison to the two companies on a stand-alone basis;

•	The expectation that the surviving corporation would have increased resources to invest in future organic and acquisition growth opportunities in comparison to either company on a stand-alone basis;

•	The fact that the merger consideration consists of cash, providing Health Net stockholders with certainty of value and liquidity upon completion of the merger, along with a significant stock component, which would result in Health Net stockholders immediately prior to the transactions holding approximately 29% of the common stock of Centene immediately following completion of the merger, thus providing Health Net stockholders with meaningful participation in the upside potential of a larger, more diversified company; and

•	The oral opinion of J.P. Morgan delivered to the Health Net Board on July 1, 2015, which was subsequently confirmed in writing on the same day, that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the merger consideration to be paid to the holders of Health Net common stock in the merger and, if applicable, the subsequent merger was fair, from a financial point of view, to such stockholders, as more fully described below under the caption “—Opinion of Health Net’s Financial Advisor” beginning on page 89. The full text of the written opinion of J.P. Morgan, dated July 1, 2015, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken in rendering its opinion, is attached as Annex F to this joint proxy statement/prospectus.

•	The Health Net Board’s knowledge of Health Net’s business, operations, financial condition, earnings and prospects and its knowledge of Centene’s business, operations, financial condition, earnings and prospects, taking into account Centene’s publicly-filed information and the results of Health Net’s due diligence review of Centene;

•	The long-term and recent historical trading prices with respect to shares of Health Net common stock and Centene common stock and the amount of the merger consideration;

•	The premium of the merger consideration over the recent trading prices of Health Net common stock;

•	The fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Health Net or Centene common stock between the date of the merger agreement and the date of the completion of the merger and therefore the value of the merger consideration payable to Health Net stockholders will increase in the event that the share price of Centene increases prior to completion of the merger;

•	The expectation that the surviving corporation will benefit from the experienced management teams of Health Net and Centene;

•	The fact that other potential strategic partners were known to be engaged in other transactions based on public information and that a transaction with other such potential strategic partners presented certain significant regulatory challenges;

•	The lengthy sale process previously pursued by Health Net that was not completed because of concerns over the ability to obtain regulatory approval in a timely manner and on satisfactory terms;

•	The commitments by both Health Net and Centene to complete the merger, as set forth in the merger agreement, and the belief of the Health Net Board that the transaction did not present significant apparent regulatory concerns that would impact the ability to complete the merger;

•	The risks and uncertainties associated with maintaining Health Net’s existence as an independent company;

•	The hurdles associated with the potential expansion of Health Net on its own into other geographic areas and the greater opportunity of the combined company for expansion;

•	The possibility that the transaction may qualify as a tax-free reorganization;

•	The Health Net Board’s review of Health Net’s and Centene’s business, strategy, current and projected financial condition, current earnings and earnings prospects, and the current and prospective regulatory environment;

•	The current environment in the managed health care industry, including the trend of consolidation and increased competition, and the likely effect of these factors on Health Net in the absence of the transaction;

•	The fact that the merger will be subject to the approval of Health Net’s stockholders and that, in this regard, Health Net’s directors and executive officers do not own a significant enough interest in Health Net common stock, in the aggregate, to influence substantially the outcome of such stockholder vote; and

•	The fact that Health Net stockholders who do not vote to adopt the merger agreement and approve the merger and who follow certain prescribed procedures are entitled to appraisal rights under Delaware law.

The Health Net Board also specifically considered the terms of the merger agreement, including the following:

•	The lack of a financing contingency to Centene’s obligation to complete the merger;

•	The ability of Health Net to negotiate an amendment to its agreement with Cognizant regarding the outsourcing transaction described under “—Background of the Merger” that allowed Health Net to extend the pre-commencement termination date of such agreement thereby providing Health Net with an opportunity to pursue the Cognizant technology solution should the merger not be completed;

•	The significant termination fees payable by Centene to Health Net if Centene terminates the merger agreement to pursue a competing transaction with a third party or otherwise;

•	That if Health Net were to receive a takeover proposal from a third party that provided superior value to Health Net and its stockholders, Health Net and its board of directors would be able to consider such superior value and the Health Net Board may change its recommendation that Health Net stockholders vote in favor of the Merger proposal and/or terminate the merger agreement;

•	Health Net’s ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written takeover proposal;

•	The ability of the Health Net Board, subject to certain conditions, to change its recommendation supporting the merger in response to an intervening event, if the Health Net Board determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties; and

•	The customary nature of Health Net’s other representations, warranties and covenants in the merger agreement.

The Health Net Board weighed the foregoing against a number of potentially negative factors, including:

•	The fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Health Net or Centene common stock between the date of the merger agreement and the date of the completion of the merger and therefore the value of the merger consideration payable to Health Net stockholders will decrease in the event that the share price of Centene decreases prior to completion of the merger;

•	The possibility that the merger may not qualify as a tax-free reorganization;

•	The restrictions on the conduct of Health Net’s business during the period between the execution of the merger agreement and the completion of the merger;

•	The costs associated with the completion of the merger and the realization of the benefits expected to be obtained in connection with the merger, including management’s time and energy and potential opportunity cost;

•	The suspension of the outsourcing arrangement with Cognizant, including the transition of employees, and the foregoing of other potential opportunities that would be incompatible with completion of the merger;

•	The costs and risks associated with not pursuing the Cognizant arrangement at this time;

•	The challenges in absorbing the effect of any failure to complete the merger, including stockholder and market reactions, as well as the diversion of management’s attention from ongoing business concerns;

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the surviving corporation as more fully described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122;

•	The fact that the merger agreement does not preclude a third party from making an unsolicited proposal for a competing transaction with Centene and that, under certain circumstances more fully described in the sections “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 145 and “The Merger Agreement—Covenants and Agreements—Adverse Recommendation Change and Termination” beginning on page 147, Centene may furnish non-public information to and enter into discussions with such third party regarding the competing transaction and the Centene Board may withdraw or modify its recommendations to Centene stockholders regarding the merger and may terminate the merger agreement to enter into a competing transaction under certain circumstances;

•	The challenges inherent in the combination of two businesses of the size and complexity of Health Net and Centene, especially in light of Centene’s lack of experience in consummating a business combination of this size;

•	The risk of not being able to realize all of the anticipated cost savings and operational synergies between Health Net and Centene and the risk that other anticipated benefits might not be realized; and

•	The risks of the type and nature described under “Risk Factors,” beginning on page 44 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 42.

This discussion of the information and factors considered by the Health Net Board in reaching its conclusions and recommendation includes the principal factors considered by the Health Net Board, but is not intended to be exhaustive and may not include all of the factors considered by the Health Net Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Health Net Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the merger agreement, and to make its recommendation to Health Net stockholders. Rather, the Health Net Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Health Net’s management and Health Net’s advisors, as well as its experience and history. In addition, individual members of the Health Net Board may have assigned different weights to different factors.

Certain of Health Net’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of Health Net’s stockholders generally. The Health Net Board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Health Net stockholders. For a discussion of these interests, see “—Interests of Directors and Executive Officers in the Merger.”

The Health Net Board unanimously determined that the merger agreement and the transaction contemplated by the merger agreement were advisable and in the best interests of Health Net and its stockholders and approved the merger agreement. Accordingly, the Health Net Board unanimously recommends that Health Net stockholders vote “FOR” the proposal to adopt the merger agreement at the Health Net special meeting.

Opinions of Centene’s Financial Advisors

Allen & Company LLC

Centene has engaged Allen & Company as a financial advisor to Centene in connection with the proposed merger. In connection with this engagement, Centene requested that Allen & Company evaluate and render an opinion to the Centene Board regarding the fairness, from a financial point of view, to Centene of the merger consideration payable by Centene pursuant to the merger agreement. On July 1, 2015, at a meeting of the Centene Board held to evaluate the merger, Allen & Company rendered an oral opinion, which was confirmed by delivery of a written opinion dated July 1, 2015, to the Centene Board to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration payable by Centene pursuant to the merger agreement was fair, from a financial point of view, to Centene.

The full text of Allen & Company’s written opinion, dated July 1, 2015, which describes the procedures followed, matters considered, assumptions made and qualifications and limitations on the review undertaken, is attached to this document as Annex D and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are encouraged to read Allen & Company’s opinion carefully and in its entirety. Allen & Company’s opinion was intended for the benefit and use of the Centene Board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view to Centene and does not address any other aspect of the merger. Allen & Company’s opinion did not constitute a recommendation as to the course of action that the Centene Board should pursue in connection with the merger, or otherwise address the merits of the underlying decision by Centene to engage in the merger, including in comparison to other strategies or transactions that might be available to Centene or in which Centene might engage. The opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger or otherwise.

Allen & Company was not requested to, and it did not, recommend the specific consideration payable in the merger or that any given consideration constituted the only appropriate consideration in the merger. The type and amount of consideration payable in the merger were determined through negotiations between Centene and Health Net, and the decision to enter into the merger was solely that of the Centene Board. Allen & Company’s opinion and financial analyses were only one of many factors considered by the Centene Board in its evaluation of the merger and should not be viewed as determinative of the views of the Centene Board or management with respect to the merger or the consideration payable in the merger. Allen & Company’s opinion as expressed in its opinion letter reflected and gave effect to Allen & Company’s general familiarity with Centene as well as information which it received during the course of its engagement, including information provided by the managements of Centene and Health Net in the course of discussions relating to the merger as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of Centene, Health Net or any other entity, nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of Centene, Health Net or any other entity or conducted any analysis concerning the solvency or fair value of Centene, Health Net or any other entity. Allen & Company is not an actuary and its services did not include any actuarial determination or evaluation, any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto or any analysis of the adequacy of reserves for losses or other matters and, accordingly, Allen & Company assumed that each of Centene and Health Net has, and the pro forma combined company will have, adequate reserves for losses and other matters.

In arriving at its opinion, Allen & Company, among other things:

•	reviewed the financial terms and conditions of the merger as reflected in a draft, dated July 1, 2015, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Centene and Health Net, including public filings of Centene and Health Net, and historical market prices and trading volumes for Centene common stock and Health Net common stock;

•	reviewed certain financial information relating to Centene and Health Net, including certain internal financial forecasts, estimates and other financial and operating data of Centene and Health Net provided to or discussed with Allen & Company by the respective managements of Centene and Health Net (as adjusted, in the case of the Health Net forecasts, estimates and other financial and operating data, by the management of Centene);

•	held discussions with the managements of Centene and Health Net relating to the past and current operations and financial condition and prospects of Centene and Health Net;

•	held discussions with the management of Centene as to the strategic rationale for, and potential cost savings expected by the management of Centene to result from, the merger;

•	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that Allen & Company deemed generally relevant in evaluating Centene and Health Net;

•	reviewed certain publicly available financial information relating to selected transactions that Allen & Company deemed generally relevant in evaluating the merger;

•	reviewed the relative contributions of Centene and Health Net to certain financial metrics of the pro forma combined company based on the internal financial forecasts, estimates and other financial and operating data of Centene and Health Net referred to above;

•	reviewed the potential pro forma financial impact of the merger on the estimated earnings per share of Centene based on the internal financial forecasts, estimates and other financial and operating data of Centene and Health Net and the potential cost savings referred to above; and

•	conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for purposes of its opinion.

In rendering its opinion, Allen & Company relied on and assumed, with Centene’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to or discussed with Allen & Company by Centene and Health Net or their respective representatives or otherwise reviewed by Allen & Company. With respect to the financial forecasts, estimates and other financial information and data relating to Centene and the potential cost savings anticipated by the management of Centene to result from the merger that Allen & Company was directed to utilize in its analyses, Allen & Company was advised by the management of Centene and assumed, with Centene’s consent, that such forecasts, estimates and other financial and operating data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of such management as to the future financial and operating performance of Centene, such cost savings and the other matters covered thereby. With respect to the financial forecasts, estimates and other information and data (as adjusted by the management of Centene) relating to Health Net that Allen & Company was directed to utilize in its analyses, Allen & Company was advised by the managements of Health Net and Centene and assumed, with Centene’s consent, that such forecasts, estimates and other financial and operating data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of such managements, as the case may be, as to the future financial and operating performance of Health Net and the other matters covered thereby. Allen & Company assumed no responsibility for and expressed no view or opinion as to any such financial forecasts, estimates and other financial and operating data or the assumptions on which they were based. Allen & Company relied, at Centene’s direction, upon the assessments of the managements of Centene and Health Net as to, among other things, (i) the potential impact on Centene and Health Net of certain market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the managed care and specialty services sectors of the health care industry, including with respect to government subsidized health care programs and reimbursement, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and commercial relationships with hospitals, physicians and other health care providers, (iii) the technology and intellectual property of Centene and Health Net and (iv) the ability to integrate the businesses of Centene and Health Net. Allen & Company assumed, with Centene’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Centene, Health Net or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

Further, Allen & Company’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. As the Centene Board was aware, the credit, financial and stock markets have experienced volatility and Allen & Company expressed no opinion or view as to any potential effects of such volatility on Centene, Health Net or the merger (including the contemplated benefits thereof). It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company’s opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

Allen & Company did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the merger, or any class of such persons or any other party, relative to the merger consideration or otherwise. Allen & Company also did not express any opinion as to the actual value of Centene common stock when issued in the merger or the prices at which Centene common stock (or any other securities of Centene) or Health Net common stock would trade or otherwise be transferable at any time.

In addition, Allen & Company did not express any opinion as to any tax or other consequences that might result from the merger, nor did Allen & Company’s opinion address any legal, regulatory, tax or accounting matters, as to which Allen & Company understood that Centene obtained such advice as it deemed necessary from qualified professionals. Allen & Company assumed, with Centene’s consent, that the merger would be consummated in accordance with its terms and all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that all governmental, regulatory or other consents, approvals, releases and waivers necessary for the consummation of the merger would be obtained without delay, limitation, restriction or condition, including any divestiture or other requirements, that would have an adverse effect on Centene, Health Net or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. Allen & Company also assumed, with Centene’s consent, that, if the subsequent merger occurs, the mergers would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Allen & Company also assumed, with Centene’s consent, that the final executed merger agreement would not differ in any material respect from the draft reviewed by Allen & Company.

Allen & Company’s opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, to Centene of the merger consideration (to the extent expressly specified therein) to be paid by Centene pursuant to the merger agreement. Allen & Company’s opinion did not address any other term, aspect or implication of the merger, including, without limitation, the form or structure of the merger, any consent solicitation undertaken in connection with the merger or any voting or other agreement, arrangement or understanding entered into in connection with the merger or otherwise.

This summary is not a complete description of Allen & Company’s opinion or the financial analyses performed and factors considered by Allen & Company in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Allen & Company arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Allen & Company believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying Allen & Company’s analyses and opinion.

In performing its financial analyses, Allen & Company considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Centene’s and Health Net’s control. No company, business or transaction used in the financial analyses is identical to Centene, Health Net, their respective businesses or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses analyzed.

The assumptions and estimates contained in Allen & Company’s financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Allen & Company’s financial analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses reviewed with the Centene Board in connection with Allen & Company’s opinion dated July 1, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Allen & Company’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Allen & Company’s analyses. For purposes of the financial analyses described below, references to (i) “implied per share merger consideration” means an implied per share value in the amount of $78.57 based on the per share cash consideration of $28.25 utilizing, for the stock consideration, the merger exchange ratio of 0.622x and the closing price of Centene common stock on July 1, 2015 of $80.90 per share and (ii) estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, means EBITDA, including investment income, as adjusted for one-time, non-recurring items and before stock-based compensation (treated as a non-cash expense).

Health Net Financial Analyses

Selected Public Companies Analysis. In performing a selected public companies analysis of Health Net, Allen & Company reviewed publicly available financial and stock market information of the following eight selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the managed care sector of the health care industry, consisting of four diversified managed care companies and four government-focused managed care companies, collectively referred to as the Health Net selected companies:

Diversified	Government-Focused
• UnitedHealth Group Incorporated	• Humana Inc.
• Anthem, Inc.	• Centene
• Aetna Inc.	• WellCare Health Plans, Inc.
• Cigna Corporation	• Molina Healthcare, Inc.

Allen & Company reviewed, among other things, firm values, calculated as fully diluted equity values based on closing stock prices on July 1, 2015 plus total debt and minority interests (as applicable) less unrestricted cash and cash equivalents and unconsolidated assets (as applicable), as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Allen & Company also reviewed fully diluted equity values, based on closing stock prices on July 1, 2015, as a multiple of calendar year 2015 and calendar year 2016 estimated EPS. Estimated financial data of the Health Net selected companies were based on public filings, publicly available research analysts’ consensus estimates and other publicly available information. Estimated financial data of Health Net were based both on publicly available research analysts’ consensus estimates for Health Net and internal forecasts and other estimates of Health Net management as adjusted by the management of Centene. The overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the Health Net selected companies were 9.2x to 14.1x (with a mean of 11.0x and a median of 10.5x) and 6.8x to 12.2x (with a mean of 9.6x and a median of 9.9x), respectively. The overall low to high calendar year 2015 and calendar year 2016 estimated EPS multiples observed for the Health Net selected companies were 16.5x to 29.1x (with a mean of 22.0x and a median of 21.0x) and 15.0x to 25.2x (with a mean of 18.4x and a median of 17.5x), respectively. Allen & Company noted that Health Net’s implied calendar year 2015 and calendar year 2016 estimated EBITDA and calendar year 2015 and calendar year 2016 estimated EPS multiples were (i) 10.1x, 8.3x, 19.7x and 16.5x, respectively, based on publicly available research analysts’ consensus for Health Net, and (ii) 9.0x, 8.0x, 19.4x and 16.1x, respectively, based on internal forecasts and other estimates of Health Net management as adjusted by Centene management. Allen & Company then applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the Health Net selected companies of 9.0x to 11.0x and 8.0x to 10.0x, respectively, and applied a selected range of calendar year 2015 and calendar year 2016 estimated EPS multiples derived from the Health Net selected companies of 18.0x to 22.0x and 16.0x to 20.0x, respectively, to corresponding data of Health Net based on publicly available research analysts’

consensus estimates for Health Net. This analysis indicated the following approximate implied equity value per share reference ranges for Health Net, as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Ranges Based on:				Implied Per Share Merger Consideration
Calendar Year 2015E EBITDA	Calendar Year 2016E EBITDA	Calendar Year 2015E EPS	Calendar Year 2016E EPS
$57.06 - $71.31	$62.31 - $79.65	$59.40 - $72.60	$63.20 - $79.00	$78.57

Selected Precedent Transactions Analysis. In performing a selected precedent transactions analysis of Health Net, Allen & Company reviewed, to the extent publicly available, financial information relating to 10 selected transactions that Allen & Company in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations in the managed care sector of the health care industry, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
• August 20, 2012	• Aetna Inc.	• Coventry Health Care, Inc.
• July 9, 2012	• Wellpoint, Inc.	• AMERIGROUP Corporation
• October 24, 2011	• Cigna Corporation	• HealthSpring Inc.
• March 12, 2007	• UnitedHealth Group Incorporated	• Sierra Health Services, Inc.
• September 27, 2005	• WellPoint, Inc.	• WellChoice, Inc.
• July 6, 2005	• UnitedHealth Group Incorporated	• PacifiCare Health Systems, Inc.
• April 26, 2004	• UnitedHealth Group Incorporated	• Oxford Health Plans, Inc.
• October 27, 2003	• Anthem Inc.	• WellPoint Health Networks Inc.
• October 27, 2003	• UnitedHealth Group Incorporated	• Mid-Atlantic Medical Services, Inc.
• June 3, 2003	• WellPoint Health Networks Inc.	• Cobalt Corporation

Allen & Company reviewed firm values, calculated as the purchase prices paid for the target companies in the selected transactions plus total debt and minority interests (as applicable) less unrestricted cash and cash equivalents and unconsolidated assets (as applicable), as a multiple of such target companies’ latest 12 months EBITDA and one-year forward estimated EBITDA and latest 12 months EPS and one-year forward estimated EPS. Financial data of the selected transactions were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of Health Net were based on internal forecasts and other estimates of Health Net’s management as adjusted by the management of Centene. The overall low to high latest 12 months EBITDA and one-year forward estimated EBITDA multiples observed for the selected transactions were 6.1x to 16.3x (with a mean of 11.2x and a median of 12.1x) and 6.3x to 13.7x (with a mean of 10.2x and median of 10.4x), respectively. The overall low to high latest 12 months EPS and one-year forward estimated EPS multiples observed for the selected transactions were 12.7x to 31.6x (with a mean of 18.6x and a median of 17.2x) and 12.5x to 20.1x (with a mean of 16.2x and median of 16.7x), respectively. Allen & Company then applied a selected range of latest 12 months EBITDA and one-year forward estimated EBITDA multiples of 10.0x to 12.0x and 9.0x to 11.0x, respectively, derived from the selected transactions to the latest 12 months (calendar year 2015) and one-year forward (calendar year 2016) estimated EBITDA of Health Net and applied a selected range of latest 12 months EPS and one-year forward estimated EPS multiples of 22.0x to 26.0x and 18.0x to 22.0x, respectively, derived from the selected transactions to the latest 12 months (calendar year 2015) and one-year forward (calendar year 2016) estimated EPS of Health Net. This analysis indicated the following approximate implied equity value per share reference ranges for Health Net, as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Ranges Based on:				Implied Per Share Merger Consideration
Latest 12 Months EBITDA	One-Year Forward EBITDA	Latest 12 Months EPS	One-Year Forward EPS
$73.54 - $89.66	$74.31 - $92.39	$73.68 - $87.08	$72.58 - $88.71	$78.57

Discounted Cash Flow Analysis. Allen & Company performed a discounted cash flow analysis of Health Net to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Health Net was forecasted to generate during the second half of the fiscal year ending December 31, 2015 through the full fiscal year ending December 31, 2018 based on internal forecasts and other estimates of Health Net’s management as adjusted by the management of Centene. The implied terminal value of Health Net at the end of the forecast period was calculated by applying to Health Net’s estimated unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 3.75% to 4.25%. The cash flows and terminal values were then discounted to present value (as of June 30, 2015) using discount rates ranging from 8.0% to 9.0%. This analysis indicated the following approximate implied equity value per share reference range for Health Net, as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range	Implied Per Share Merger Consideration
$62.52 - $89.94	$78.57

Centene Financial Analyses

Selected Public Companies Analysis. In performing a selected public companies analysis of Centene, Allen & Company reviewed publicly available financial and stock market information of the following eight selected companies that Allen & Company in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the managed care sector of the health care industry, consisting of five diversified managed care companies and three government-focused managed care companies, collectively referred to as the Centene selected companies:

Diversified	Government-Focused

• UnitedHealth Group Incorporated	• Humana Inc.
• Anthem, Inc.	• WellCare Health Plans, Inc.
• Aetna Inc.	• Molina Healthcare, Inc.
• Cigna Corporation
• Health Net

Allen & Company reviewed, among other things, firm values, calculated as fully diluted equity values based on closing stock prices on July 1, 2015 plus total debt and minority interests (as applicable) less unrestricted cash and cash equivalents and unconsolidated assets (as applicable), as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Allen & Company also reviewed fully diluted equity values, based on closing stock prices on July 1, 2015, as a multiple of calendar year 2015 and calendar year 2016 estimated EPS. Estimated financial data of the Centene selected companies were based on public filings, publicly available research analysts’ estimates and other publicly available information. Estimated financial data of Centene were based both on publicly available research analysts’ estimates for Centene and internal forecasts and other estimates of Centene’s management. The overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the Centene selected companies were 9.2x to 12.0x (with a mean of 10.5x and a median of 10.3x) and 6.8x to 11.3x (with a mean of 9.1x and a median of 9.5x), respectively. The overall low to high calendar year 2015 and calendar year 2016 estimated EPS multiples observed for the Centene selected companies were 16.5x to 26.7x (with a mean of 20.9x and a median of 19.7x) and 15.0x to 19.5x (with a mean of 17.3x and a median of 17.2x), respectively. Allen & Company noted that Centene’s implied calendar year 2015 and calendar year 2016 estimated EBITDA and calendar year 2015 and calendar year 2016 estimated EPS multiples were (i) 14.1x, 12.2x, 29.1x and 25.2x, respectively, based on publicly available research analysts’ consensus estimates for Centene, and (ii) 12.5x, 10.3x, 29.2x and 24.9x, respectively, based on internal forecasts and other estimates of Centene’s management. Allen & Company then applied a selected range of calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the Centene selected companies of 11.0x to 13.0x and 9.0x to 11.0x, respectively, and applied a selected range of calendar year 2015 and calendar year 2016 estimated EPS multiples derived from the Centene selected companies of 18.0x to 22.0x and 16.0x to

20.0x, respectively, to corresponding data of Centene based on publicly available research analysts’ consensus estimates for Centene. This analysis indicated the following approximate implied equity value per share reference ranges for Centene, as compared to the per share closing price of Centene common stock on July 1, 2015:

Implied Equity Value Per Share Reference Ranges Based on:				Centene Per Share Closing Price on July 1, 2015
Calendar Year 2015E EBITDA	Calendar Year 2016E EBITDA	Calendar Year 2015E EPS	Calendar Year 2016E EPS
$60.79 - $73.57	$57.37 - $72.24	$50.04 - $61.16	$51.44 - $64.30	$80.90

Discounted Cash Flow Analysis. Allen & Company performed a discounted cash flow analysis of Centene to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Centene was forecasted to generate during the second half of the calendar year ending December 31, 2015 through the full calendar year ending December 31, 2018 based on internal forecasts and other estimates of Centene’s management. The terminal value of Centene at the end of the forecast period was estimated by applying a selected range of perpetuity growth rates of 3.75% to 4.25%. The cash flows and terminal values were then discounted to present value (as of June 30, 2015) using discount rates ranging from 8.0% to 9.0%. This analysis indicated the following approximate implied equity value per share reference range for Centene, as compared to the per share closing price of Centene common stock on July 1, 2015:

Implied Equity Value Per Share Reference Range	Centene Per Share Closing Price on July 1, 2015
$71.82 - $103.74	$80.90

Additional Information. Allen & Company observed certain additional information that was not considered part of Allen & Company’s financial analyses with respect to its opinion but was referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of Health Net common stock and Centene common stock during the 52-week period ended July 1, 2015 (the last trading day prior to public announcement of the merger), which reflected low to high intraday prices during such period for Health Net common stock of approximately $40.84 to $65.33 per share and for Centene common stock of $35.49 to $82.18 per share, respectively;

•	publicly available one-year forward research analysts’ stock price targets for Health Net common stock and Centene common stock, which reflected low to high stock price targets for Health Net of $50.00 to $75.00 per share (with a mean of $64.30 per share and a median of $65.50 per share) and for Centene of $73.00 to $89.00 per share (with a mean of $82.08 per share and a median of $84.00 per share);

•	implied premiums in selected precedent transactions (i) announced or consummated from January 1, 2009 to June 30, 2015 involving North American target companies with pre-transaction market capitalizations of $4.0 billion to $10.0 billion and (ii) announced or consummated from January 1, 2003 to June 30, 2015 involving companies in the managed care sector of the health care industry, which, after applying a selected range of one-trading day premiums of 15% to 30% and 30-trading day premiums of 20% to 30% to the closing prices of Health Net common stock of $65.06 per share on July 1, 2015 and $62.39 per share on June 1, 2015, respectively, indicated approximate implied equity value per share reference ranges for Health Net of $74.82 to $84.58 per share and $74.87 to $81.11 per share, respectively, as compared to the implied per share merger consideration of $78.57 per share;

•	historical exchange ratios of Health Net common stock and Centene common stock over various periods, which indicated an implied exchange ratio for Health Net common stock and Centene common stock on July 1, 2015 of 0.804x, average implied exchange ratios during the one-month, three-month, six-month and one-year periods prior to July 1, 2015 of 0.813x, 0.833x, 0.886x and 0.997x, respectively, and an average implied exchange ratio from July 1, 2013 to July 1, 2015 of 1.029x;

•	relative contributions of Centene and Health Net to the calendar year 2016 and calendar year 2017 estimated revenue, EBITDA and net income, and implied equity and implied enterprise values (based on the merger exchange ratio of 0.622x and the closing price of Centene common stock on July 1, 2015 of $80.90 per share), of the pro forma combined company, which indicated approximate implied exchange ratios based on such contributions of 1.059x and 0.972x (in the case of calendar year 2016 and calendar year 2017 estimated revenue, respectively), 1.069x and 1.038x (in the case of calendar year 2016 and calendar year 2017 estimated EBITDA, respectively), 1.182x and 1.187x (in the case of calendar year 2016 and calendar year 2017 estimated net income, respectively) and 0.804x (in the case of implied equity and enterprise values), as compared to an implied exchange ratio of 0.804x based on the closing prices of Health Net common stock and Centene common stock on July 1, 2015 of $65.06 per share and $80.90 per share, respectively, and 0.971x assuming, for illustrative purposes, 100% stock consideration in the merger; and

•	the potential pro forma financial impact of the merger on Centene’s calendar year 2016 and calendar year 2017 estimated EPS, utilizing internal forecasts and other estimates of Centene management and internal forecasts and other estimates of Health Net management as adjusted by Centene management both before and after taking into account potential cost savings expected by the management of Centene to result from the merger, which indicated, based on the implied per share merger consideration, that the merger could be accretive to Centene’s calendar year 2016 estimated EPS by approximately 11.9% (including potential cost savings) and approximately 5.3% (excluding potential cost savings) and accretive to Centene’s calendar year 2017 estimated EPS by approximately 14.7% (including potential cost savings) and approximately 3.7% (excluding potential cost savings).

Miscellaneous

In connection with Allen & Company’s financial advisory services with respect to the merger, Centene has agreed to pay Allen & Company an aggregate cash fee of $25 million, of which $2.5 million was payable upon delivery of Allen & Company’s opinion to the Centene Board in connection with the merger (regardless of the conclusion expressed in such opinion or successful consummation of the merger) and $22.5 million is contingent upon consummation of the merger. Centene also has agreed to reimburse Allen & Company for its reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Allen & Company in the past has provided, currently is providing and/or in the future may provide investment banking services to Centene unrelated to the merger, for which services Allen & Company has received and/or may receive compensation including, during the two-year period prior to the date of Allen & Company’s opinion, having acted or acting as a financial advisor to Centene in connection with certain potential merger and acquisition transactions and as a co-manager and underwriter in connection with certain senior notes offerings of Centene. Although Allen & Company during the two-year period prior to or as of the date of Allen & Company’s opinion had not provided investment banking services to Health Net for which Allen & Company received compensation, Allen & Company may provide such services to Health Net and/or its affiliates in the future, for which services Allen & Company would expect to receive compensation.

Centene selected Allen & Company to act as its financial advisor in connection with the merger based on Allen & Company’s reputation, experience and familiarity with Centene and its business. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business, Allen & Company as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Centene, Health Net or their respective affiliates. The issuance of Allen & Company’s opinion was approved by Allen & Company’s fairness opinion committee.

Evercore Group L.L.C.

In connection with the merger, Centene retained Evercore to act as a financial advisor to Centene in connection with the proposed merger. On July 1, 2015, at a meeting of the Centene Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, as of July 1, 2015, the merger consideration was fair, from a financial point of view, to Centene.

The full text of the written opinion of Evercore, dated as of July 1, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Centene Board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Centene Board or to any other persons in respect of the merger, including as to how any holder of shares of Centene common stock or Health Net common stock should vote or act in respect of the Centene share issuance or the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Centene, nor does it address the underlying business decision of Centene to engage in the merger.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to each of Centene and Health Net that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed the Centene management forecast, the Health Net management forecast, the adjusted Health Net case and the pro forma combined company forecast (each as described hereinafter);

•	discussed the past and current operations, financial projections and current financial condition of each of Centene and Health Net with their respective managements;

•	reviewed the reported prices and the historical trading activity of each of the Centene common stock and the Health Net common stock;

•	compared the financial performance of each of Centene and Health Net and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the proposed financial terms of the merger with publicly available financial terms of certain transactions that Evercore deemed reasonably comparable to the merger;

•	reviewed the amount and timing of the estimated synergies as well as the transaction expenses and one-time cash costs arising from the proposed transaction, as estimated by the management of Centene;

•	considered the potential pro forma impact of the merger on Centene, based on inputs and analysis provided by Centene management;

•	reviewed a substantially final draft of the merger agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore has not assumed any liability therefor. With respect to the projected financial data relating to Centene and Health Net referred to above, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Centene and Health Net as to the future financial performance of the companies under the assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Centene or Health Net or the assumptions on which they were based. Evercore relied, at Centene’s direction, without independent verification, upon the assessments of the management of Centene as to the estimated synergies.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have a material and adverse effect on Centene or Health Net or the consummation of the merger or materially reduce the benefits to Centene of the merger.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Centene or Health Net, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Centene or Health Net under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to Centene. Evercore did not express any view on, and its opinion did not address, the fairness of the merger to, or any consideration received in connection therewith by, the holders of Centene common stock, Health Net common stock or any other securities, creditors or other constituencies of Centene or Health Net, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Centene or Health Net, or any class of such persons, whether relative to the merger consideration or otherwise.

Evercore assumed that any modification to the structure of the transaction will not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Centene, nor did it address the underlying business decision of Centene to engage in the merger. Evercore’s opinion did not constitute a recommendation to the Centene Board or to any other persons in respect of the merger, including as to how any holder of shares of Centene common stock or Health Net common stock should vote or act in respect of the Centene share issuance or the merger. Evercore expressed no opinion as to the price at which shares of Centene common stock or Health Net common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Centene and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial and other analyses performed by Evercore and reviewed with the Centene Board on July 1, 2015, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before July 1, 2015, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Selected Peer Group Trading Analysis

Evercore reviewed and compared certain financial and operating information relating to Health Net and Centene to corresponding information of two separate groups of selected publicly traded companies in the managed health care industry. Although none of the selected publicly traded companies is directly comparable to Health Net or Centene, the companies were chosen because they have certain characteristics that are similar to those of Health Net and Centene. The two groups of selected companies were as follows:

Diversified Payors	Government-Focused Payors
• UnitedHealth Group Inc.	• Humana Inc.
• Anthem, Inc.	• Molina Healthcare, Inc.
• Aetna Inc.	• WellCare Health Plans, Inc.
• Cigna Corp.

Evercore calculated and analyzed various financial multiples and ratios of Health Net, Centene and the selected companies as follows:

•	Ratios of the applicable closing prices of the companies’ common stock, respectively, to earnings per share, or EPS, which is commonly referred to as a price / earnings multiple, estimated for each of calendar years 2015 and 2016; and

•	Ratios of total enterprise value, or TEV (which represents market capitalization plus the total outstanding debt, preferred stock and minority interest, less cash and cash equivalents balances), to earnings before interest, taxes, depreciation, and amortization, or EBITDA, which is commonly referred to as a TEV / EBITDA multiple, estimated for each of calendar years 2015 and 2016.

The multiples for each of the selected companies were calculated using the closing prices of the selected companies’ common stock on July 1, 2015, and were based on, and derived from, the selected companies’ publicly available filings and financial data provided by FactSet Research Systems Inc. The multiples for Health Net and Centene were calculated using the closing prices of their respective common stock on July 1, 2015, and were based on, and derived from, publicly available information, consensus estimates of the Institutional Brokers Estimate System, or IBES, the Centene management forecast and the adjusted Health Net case for each of Health Net and Centene.

	Health Net		Diversified Payors		Centene		Government- Focused Payors
	IBES	Management	Mean	Median	IBES	Management	Mean	Median
Price / Earnings—2015E	19.5x	19.4x	18.1x	18.2x	29.1x	28.5x	25.1x	25.3x
Price / Earnings—2016E	16.1x	16.1x	16.3x	16.4x	24.8x	24.4x	19.2x	19.7x
TEV / EBITDA—2015E	10.0x	9.0x	11.4x	11.5x	14.2x	12.5x	9.5x	9.4x
TEV / EBITDA—2016E	8.3x	8.0x	10.4x	10.1x	12.1x	10.3x	7.8x	7.2x

Applying representative ranges of multiples derived from the peer group trading analysis, Evercore calculated a range of implied equity values per share of Health Net common stock and Centene common stock with respect to the following metrics based on their respective projected financial results:

•	Price / earnings multiples for each of estimated calendar years 2015 and 2016; and

•	TEV / EBITDA multiples for each of estimated calendar years 2015 and 2016.

Evercore used the resulting per share equity value reference ranges to calculate the implied exchange ratio by dividing the lowest per share equity value for Health Net common stock by the highest per share equity value for Centene common stock for the low end of the exchange ratio range and dividing the highest per share equity value for Health Net common stock by the lowest per share equity value for Centene common stock for the high end of the exchange ratio range, in each case multiplying such low or high end of the exchange ratio range by 64%, the percentage of the merger consideration represented by Centene common stock (as of July 1, 2015).

	Health Net		Centene		Implied Exchange Ratio
	Multiples	$ / Share	Multiples	$ / Share
Price / Earnings—2015E	17.0x - 20.0x	$56.94 - $66.98	22.5x - 29.0x	$62.33 - $80.34	0.454x - 0.688x
Price / Earnings—2016E	15.0x - 18.0x	$60.48 - $72.58	18.0x - 24.5x	$58.48 - $79.60	0.487x - 0.795x
TEV / EBITDA—2015E	10.0x - 12.0x	$73.52 - $89.64	9.0x - 14.0x	$55.76 - $92.03	0.512x - 1.030x
TEV / EBITDA—2016E	8.0x - 10.5x	$65.25 - $87.85	7.5x - 12.0x	$56.24 - $95.71	0.437x - 1.000x

No company utilized in the peer group trading analysis is identical to Health Net or Centene. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Health Net and Centene and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the companies in the two peer groups, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Health Net and Centene, such as the impact of competition on Health Net or Centene and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Health Net, Centene, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer group trading data.

Discounted Cash Flow Analyses

Evercore performed discounted cash flow analyses for each of Health Net and Centene in order to derive implied per share equity reference ranges for Health Net common stock and Centene common stock based on the free cash flows that Health Net and Centene are expected to generate during the calendar years 2015 through 2017 using each of (1) the Centene management forecast, (2) the adjusted Health Net case and (3) IBES consensus estimates, Wall Street research and Evercore estimates for each of Health Net and Centene, which is referred to as the street case.

In its discounted cash flow analyses of Health Net, Evercore utilized a range of perpetuity growth rates of 3.5% to 4.5% to estimate Health Net’s free cash flows after 2017 and discounted all cash flows to present value using a discount rate of 8.5%. In its discounted cash flow analyses of Centene, Evercore utilized a range of perpetuity growth rates of 4.0% to 5.0% to estimate Centene’s free cash flows after 2017 and discounted all cash flows to present value using a discount rate of 8.5%. The perpetuity growth rates and discount rate utilized in these analyses were chosen by Evercore based on its expertise and experience within the managed health care industry and, in the case of the discount rate, an analysis of the weighted average cost of capital of Health Net, Centene and other comparable companies, which was calculated by Evercore as 8.5%.

The analyses described above indicated the per share equity value reference ranges for each of Health Net and Centene indicated below. Based on these per share equity value reference ranges, Evercore calculated implied exchange ratios for each of the Centene management forecast, the adjusted Health Net case and the street case by dividing the lowest per share equity value for Health Net by the highest per share equity value for Centene for the low end of the exchange ratio range and dividing the highest per share equity value for Health Net by the lowest per share equity value for Centene for the high end of the exchange ratio range, in each case multiplying such low or high end of the exchange ratio range by 64%, the percentage of the merger consideration represented by Centene common stock (as of July 1, 2015).

	Low	High
Health Net Implied Per Share Equity Value—Health Net adjusted case	$73.37	$91.95
Health Net Implied Per Share Equity Value—Street Case	$61.52	$76.64
Centene Implied Per Share Equity Value—Centene management forecast	$95.49	$123.52
Centene Implied Per Share Equity Value—Street Case	$74.55	$96.92
Implied Exchange Ratio—Centene management forecast and Health Net adjusted case	0.380x	0.617x
Implied Exchange Ratio—Street Case	0.407x	0.658x

Selected Precedent Transaction Analysis

Evercore performed an analysis of selected precedent transactions to compare multiples paid in other transactions to the multiples implied in the merger. Evercore analyzed 10 merger and acquisition transactions that were announced between 2003 and 2012 involving acquisitions of companies in the managed health care industry. The selected precedent transactions and the multiples related thereto are set forth below:

Date Announced	Acquiror	Target
August 20, 2012	Aetna Inc.	Coventry Health Care, Inc.
July 9, 2012	WellPoint Inc.	AMERIGROUP Corporation
October 24, 2011	Cigna Corporation	HealthSpring, Inc.
March 12, 2007	UnitedHealth Group Inc.	Sierra Health Services Inc.
September 27, 2005	WellPoint Inc.	WellChoice Inc.
July 6, 2005	UnitedHealth Group Inc.	PacifiCare Health Systems
April 26, 2004	UnitedHealth Group Inc.	Oxford Health Plans Inc.
October 27, 2003	UnitedHealth Group Inc.	Mid-Atlantic Medical Services, Inc.
October 27, 2003	Anthem, Inc.	WellPoint Health Networks Inc.
June 3, 2003	WellPoint Health Networks Inc.	Cobalt Corp.

While none of the companies that participated in the selected precedent transactions is directly comparable to Health Net and none of the transactions in the selected precedent transactions analysis is directly comparable to the merger, Evercore selected these transactions because each of the target companies was involved in the managed health care industry and had operating characteristics and products that for purposes of analysis may be considered similar to certain of Health Net’s operating characteristics and products.

For each of the selected transactions, Evercore calculated and compared the following metrics:

•	Ratios of the target’s TEV (based on the implied transaction price) to the target’s last twelve months EBITDA prior to the announcement of the transaction; and

•	LTM price / earnings multiples.

This analysis produced the following low, mean, median, and high values for those metrics:

	Low	Mean	Median	High
TEV / LTM EBITDA	6.0x	11.1x	12.0x	15.9x
LTM Price / Earnings	12.7x	18.6x	17.2x	31.6x

Based on this selected precedent transaction analysis and its professional judgment and experience, Evercore derived a representative TEV / 2015E EBITDA range of 7.0x to 16.0x and a representative 2015E price / earnings range of 13.0x to 32.0x and applied these ranges to Health Net to calculate the following ranges of implied equity values per share of Health Net common stock:

	Low	High
TEV / 2015E EBITDA	$49.34	$121.88
2015E Price / Earnings	$43.54	$107.18

Premiums Paid Analysis

Evercore performed an analysis of selected transactions to compare premiums paid in such transactions to the premium implied in the merger. While none of the companies that participated in the selected transactions is directly comparable to Centene or Health Net and none of the transactions in the selected transactions analysis is directly comparable to the merger, the selected transactions do share certain characteristics as set forth below.

Evercore selected the following 19 worldwide business combinations announced and completed since January 1, 2012, and involving greater than 50% stock consideration and transaction enterprise values in the range of $2.5 billion to $7.5 billion:

Date Announced	Acquiror	Target
May 11, 2015	Noble Energy, Inc.	Rosetta Resources, Inc.
May 6, 2015	Crestwood Equity Partners LP	Crestwood Midstream Partners LP
October 13, 2014	Targa Resources Partners LP	Atlas Pipeline Partners, L.P.
August 10, 2014	Kinder Morgan, Inc.	El Paso Pipeline Partners, L.P.
July 23, 2014	BCE Inc.	Bell Aliant Inc.
June 16, 2014	Level 3 Communications, Inc.	tw telecom inc.
April 7, 2014	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.
April 7, 2014	Sun Pharmaceutical Industries Limited	Ranbaxy Laboratories Ltd.
February 24, 2014	Carphone Warehouse	Dixons Retail
October 16, 2013	Liberty Global plc	Ziggo N.V.
October 10, 2013	Regency Energy Partners LP	PVR Partners, L.P.
February 21, 2013	Linn Co, LLC	Berry Petroleum Company, LLC
January 29, 2013	Kinder Morgan Energy Partners, L.P.	Copano Energy, L.L.C.
January 9, 2013	Atlantia SpA	Gemina SpA
December 5, 2012	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
October 17, 2012	ASML Holding NV	Cymer, Inc.
April 30, 2012	Energy Transfer Partners, L.P.	Sunoco, Inc.
April 18, 2012	SXC Health Solutions Corp.	Catalyst Health Solutions, Inc.
January 16, 2012	Pembina Pipeline Corporation	Provident Energy Ltd.

For each of the selected transactions, Evercore analyzed the premium paid to the target stock price one day, one week and four weeks prior to the announcement of the transaction. This analysis indicated the following implied mean, median, high and low premiums for the selected transactions:

	Implied Premium
	Mean	Median	High	Low
One Day Prior	24.8%	22.9%	51.2%	(0.4)%
One Week Prior	25.9%	25.3%	53.3%	7.8%
Four Weeks Prior	28.7%	24.7%	97.4%	6.9%

Based on this analysis, Evercore used a premium range of 15%-35%, the market closing prices of Health Net common stock and Centene common stock on July 1, 2015, and the 30-day volume-weighted average price, or VWAP, of Health Net common stock and Centene common stock on July 1, 2015, to calculate implied per share equity values for Centene common stock and implied exchange ratios. The implied exchange ratios were calculated by dividing each of the lowest and highest implied per share equity values for Health Net common stock by the actual market closing price or 30-day VWAP, as applicable, for Centene common stock, in each case multiplying such low or high end of the exchange ratio range by 64%, the percentage of the merger consideration represented by Centene common stock (as of July 1, 2015).

	Health Net		Centene	Implied Exchange Ratio
	Premium	Implied $ / Share	Actual $ / Share
Closing Prices as of July 1, 2015	15% - 35%	$74.82 - $87.83	$80.90	0.592x - 0.695x
30-Day VWAP as of July 1, 2015	15% - 35%	$72.11 - $84.65	$76.21	0.606x - 0.711x

Research Analyst Price Targets

Evercore analyzed research analyst estimates of potential future value of shares of Health Net common stock and Centene common stock, or price targets, based on publicly available equity research published with respect to Health Net and Centene. Based on the research analyst price target reference ranges, Evercore calculated the implied exchange ratio by dividing the lowest price target for Health Net common stock by the highest price target for Centene common stock for the low end of the range and dividing the highest price target for Health Net common stock by the lowest price target for Centene common stock for the high end of the range, in each case multiplying such low or high end of the exchange ratio range by 64%, the percentage of the merger consideration represented by Centene common stock (as of July 1, 2015).

As of July 1, 2015, the observed research analyst price targets and resulting implied exchange ratio range for Health Net common stock and Centene common stock calculated as described above were as follows:

	Health Net	Centene
Target Range	$50.00 - $75.00	$73.00 - 89.00
Implied Exchange Ratio Range	0.360x - 0.658x

52-Week High / Low Trading Prices

Evercore reviewed the range of trading prices of shares of Health Net common stock and Centene common stock for the 52 weeks ended on July 1, 2015. Based on such historical share price ranges, Evercore calculated the implied exchange ratio by dividing the lowest trading price for Health Net common stock by the highest trading price for Centene common stock for the low end of the range and dividing the highest trading price for Health Net common stock by the lowest trading price for Centene common stock for the high end of the range, in each case multiplying such low or high end of the exchange ratio range by 64%, the percentage of the merger consideration represented by Centene common stock (as of July 1, 2015).

As of July 1, 2015, the 52-week trading price ranges and resulting implied exchange ratio range for Health Net common stock and Centene common stock calculated as described above were as follows:

	Health Net	Centene
52-Week Trading Range	$40.84 - $65.33	$35.49 - $82.18
Implied Exchange Ratio Range (52-Week Range)	0.318x - 1.179x

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger by the Centene Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Centene common stock or Health Net common stock. No company used in the above analyses as a comparison is directly comparable to Health Net or Centene, and no transaction used is directly comparable to the merger. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Centene, Health Net and their respective advisors. Rounding may result in total sums set forth in this section not equaling 100%.

Evercore prepared these analyses for the purpose of providing an opinion to the Centene Board as to the fairness, from a financial point of view, of the merger consideration to Centene. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Centene, an aggregate fee of $25 million is payable to Evercore for its services as financial advisor to the Centene Board. Of the aggregate fee, $2.5 million is non-contingent and was payable upon the delivery of Evercore’s fairness opinion to the Centene Board, while the remaining $22.5 million will become payable upon consummation of the merger. In addition, Centene has agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses (including reasonable legal fees, expenses and disbursements) incurred in connection with, and to indemnify Evercore for certain liabilities arising out of, its engagement.

During the two-year prior to the delivery of its opinion, no material relationship existed between Evercore and its affiliates and Centene or Health Net pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Centene or Health Net in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Centene, Health Net and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Centene Board engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of Health Net’s Financial Advisor

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated September 9, 2013 in connection with the prior sale process described under “—Background of the Merger” and amended on June 30, 2015, Health Net retained J.P. Morgan as its financial advisor in connection with the mergers. At the meeting of the Health Net Board on July 1, 2015, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day, to the Health Net Board that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the merger consideration to be paid to the holders of Health Net common stock in the merger and, if applicable, the subsequent merger was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan dated July 1, 2015, which sets forth the assumptions made, matters considered, qualifications and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. Stockholders are urged to read J.P. Morgan’s opinion in its entirety. J.P. Morgan’s opinion is addressed to the Health Net Board, addresses only the fairness, from a financial point of view, to the holders of Health Net common stock of the merger consideration to be paid to such holders in the merger and, if applicable, the subsequent merger, and does not constitute a recommendation to any of Health Net’s stockholders as to how such stockholder should vote with respect to the mergers or any other matter. The summary of J.P. Morgan’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated July 1, 2015 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Health Net and Centene and the industries in which they operate;

•	compared the proposed financial terms of the mergers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Health Net and Centene with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Health Net common stock and Centene common stock and certain publicly traded securities of such other companies;

•	reviewed the Health Net management forecast, which included certain internal financial analyses, forecasts and extrapolated forecasts prepared by or at the direction of the management of Health Net relating to its business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers provided to J.P. Morgan by the management of Health Net, which are referred to as Synergies;

•	reviewed the Centene management forecast, which included certain internal financial analyses and forecasts prepared by or at the direction of the management of Centene relating to its business, and reviewed certain extrapolated forecasts prepared by or at the direction of the management of Health Net relating to the business of Centene; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Health Net and Centene with respect to certain aspects of the mergers, and the past and current business operations of Health Net and Centene, the financial condition and future prospects and operations of Health Net and Centene, the effects of the mergers on the financial condition and future prospects of Health Net and Centene, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Health Net and Centene or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Health Net or Centene under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Health Net and Centene to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the mergers and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials provided to it by, representatives of Health Net, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Health Net and Centene in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Health Net with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Health Net or Centene or on the contemplated benefits of the mergers.

The Health Net management forecast furnished to J.P. Morgan by Health Net was prepared by management of Health Net (see “Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor—Financial Projections Related to Health Net” beginning on page 99 of this joint proxy statement/prospectus for more information). The Centene management forecast furnished to J.P. Morgan by Centene was prepared by management of Centene (see “Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor—Financial Projections Related to Centene” beginning on page 104 of this joint proxy statement/prospectus for more information). Neither Health Net nor Centene publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the mergers, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the sections entitled “Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor” beginning on page 102 in this joint proxy statement/prospectus.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Health Net common stock in the merger and, if applicable, the subsequent merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the mergers to the holders of any other class of securities, creditors or other constituencies of Health Net or as to the underlying decision by Health Net to engage in the mergers. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the merger consideration to be paid to the holders of Health Net common stock in the mergers or with respect to the fairness of any such compensation. J.P. Morgan has also expressed no opinion as to the price at which Health Net common stock or Centene common stock will trade at any future time.

Since June 28, 2014, the date on which the original engagement letter of J.P. Morgan with Health Net was terminated by Health Net, J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Health Net or any other alternative transaction.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Analysis of Health Net

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Health Net with similar data for publicly traded companies engaged in businesses which J.P. Morgan judged to be similar in certain respects to Health Net’s business or aspects thereof. The companies selected by J.P. Morgan were as follows:

Commercial Managed Care Organizations

•	UnitedHealth Group Incorporated

•	Anthem, Inc.

•	Aetna Inc.

•	Cigna Corporation

•	Humana Inc.

Government Managed Care Organizations

•	Centene

•	Molina Healthcare, Inc.

•	WellCare Health Plans, Inc.

None of the selected companies reviewed is identical to Health Net and certain of these companies may have characteristics that are materially different from those of Health Net. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Health Net based on business sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Health Net.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data and closing share prices as of July 1, 2015 and, in the case of the companies identified under the heading “Commercial Managed Care Organizations” above, based on financial data and closing share prices as of May 28, 2015. Among other calculations, the information J.P. Morgan calculated for each of the selected companies included:

•	the multiple of firm value, which is referred to as FV (calculated as the market value of equity plus total debt and other adjustments, including minority interests, net of cash and cash equivalents) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) for calendar years 2015 and 2016, which is referred to as FV/EBITDA; and

•	the multiple of stock price of its common equity divided by earnings per share for calendar years 2015 and 2016, which is referred to as P/E.

Results of the analysis were presented for the selected companies, as indicated in the following table:

Trading Multiples
	Low	High	Mean	Median
FV/EBITDA 2015E	9.4x	13.6x	10.7x	10.5x
FV/EBITDA 2016E	7.2x	12.4x	9.5x	9.6x
P/E 2015E	15.7x	28.9x	21.2x	19.7x
P/E 2016E	14.2x	25.5x	17.6x	16.7x

Based on the results of this analysis and J.P. Morgan’s professional judgment, J.P. Morgan selected a multiple reference range of 9.0x-10.0x for FV/EBITDA for calendar year 2015, a multiple reference range of 7.5x-9.0x for FV/EBITDA for calendar year 2016, a multiple reference range of 16.0x-20.0x for P/E for calendar year 2015 and a multiple reference range of 15.0x-17.0x for P/E for calendar year 2016. After applying such ranges to the appropriate metrics for Health Net as set forth in the Health Net Projections (as defined under “Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor—Financial Projections Related to Health Net” beginning on page 99 of this joint proxy statement/prospectus), the analysis indicated the following range of implied equity value per share for Health Net common stock, rounded to the nearest $0.25:

Health Net Implied Equity Value Per Share
	Low	High
FV/EBITDA 2015E	$61.25	$68.75
FV/EBITDA 2016E	$58.00	$70.75
P/E 2015E	$53.00	$66.25
P/E 2016E	$60.75	$68.75

The ranges of implied equity value per share for Health Net common stock were compared to (1) the closing price per share of Health Net common stock of $65.06 on July 1, 2015, the last trading day prior to the announcement of the mergers, and (2) the implied value of the merger consideration of $78.57 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.6220 and the closing price per share of Centene common stock of $80.90 on July 1, 2015).

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar in certain respects to Health Net’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with Health Net’s industry. The transactions considered and the month and year each transaction was announced are as follows:

Announcement Date	Acquiror	Target
June 2015	Anthem, Inc.	Cigna Corporation, which is referred to as the Anthem/Cigna Transaction (1)
August 2012	Aetna Inc.	Coventry Health Care, Inc.
July 2012	WellPoint, Inc.	Amerigroup Corporation
October 2011	Cigna Corporation	HealthSpring, Inc.
November 2007	Cigna Corporation	Great-West Healthcare
March 2007	UnitedHealth Group Incorporated	Sierra Health Services Inc.

(1)	Proposed transaction was publicly announced by Anthem but declined by Cigna as of July 1, 2015, the date as of which J.P. Morgan calculated the Transaction Value to LTM EBITDA multiple.

For each of the selected transactions, J.P. Morgan calculated the multiple of the consideration paid in such transaction (rounded to the nearest $100 million), which is referred to as the Transaction Value, to the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, which is referred to as LTM EBITDA. J.P. Morgan’s analysis resulted in a range of Transaction Value to LTM EBITDA multiples of 5.3x to 17.0x for the selected transactions, a mean Transaction Value to LTM EBITDA multiple of 9.8x for the selected transactions and a median Transaction Value to LTM EBITDA multiple of 8.0x for the selected transactions.

Based on the results of this analysis and J.P. Morgan’s professional judgment, J.P. Morgan selected a multiple reference range of 7.5x-11.5x for Transaction Value to LTM EBITDA for Health Net. After applying such range to the appropriate metrics for Health Net as set forth in the Health Net Projections (see “—Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor—Financial Projections Related to Health Net” beginning on page 99 of this joint proxy statement/prospectus for more information), the analysis indicated the following range of implied equity value per share for Health Net common stock, rounded to the nearest $0.25.

Health Net Implied Equity Value Per Share
	Low	High
Transaction Value / LTM EBITDA	$50.00	$80.25	(1)

(1)	This same analysis, when using the Transaction Value to LTM EBITDA multiple for the Anthem/Cigna Transaction on a standalone basis, results in an implied equity value per share for Health Net common stock of $96.75.

The range of implied equity values per share for Health Net common stock was compared to (1) the closing price per share of Health Net common stock of $65.06 on July 1, 2015, the last trading day prior to the announcement of the mergers, and (2) the implied value of the merger consideration of $78.57 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.6220 and the closing price per share of Centene common stock of $80.90 on July 1, 2015).

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Health Net. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other one-time cash expenses as applicable. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows for Health Net (1) for the calendar years 2016 through 2018 based upon the financial projections provided by the management of Health Net and (2) for the calendar years 2019 through 2025 based upon extrapolations from the financial projections provided by the management of Health Net that were reviewed and approved by the management of Health Net for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values for Health Net at December 31, 2025 by applying a terminal growth rate ranging from 2.0% to 3.0% to the unlevered free cash flows of Health Net for calendar year 2025. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.0% to 9.0%. This discount rate range was based upon J.P. Morgan’s analysis of the capital structures and costs of equity and debt of Health Net and the selected publicly traded companies identified above.

This analysis indicated the following range of implied equity value per share for Health Net common stock, rounded to the nearest $0.25.

Health Net Implied Equity Value Per Share
Low	High
$61.00	$80.50

The range of implied equity values per share for Health Net common stock was compared to (1) the closing price per share of Health Net common stock of $65.06 on July 1, 2015, the last trading day prior to the announcement of the mergers, and (2) the implied value of the merger consideration of $78.57 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.6220 and the closing price per share of Centene common stock of $80.90 on July 1, 2015).

Other Information

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range of Health Net common stock for the 52-week period ending July 1, 2015, which was $40.84 per share to $65.33 per share, and compared that to (1) the closing price per share of Health Net common stock of $65.06 on July 1, 2015, the last trading day prior to the announcement of the mergers, and (2) the implied value of the merger consideration of $78.57 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.6220 and the closing price per share of Centene common stock of $80.90 on July 1, 2015).

Analyst Price Targets

For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for Health Net common stock and noted that the range of such price targets (excluding the high and low estimates) was $58.00 per share to $72.00 per share, and compared that to (1) the closing price per share of Health Net common stock of $65.06 on July 1, 2015, the last trading day prior to the announcement of the mergers, and (2) the implied value of the merger consideration of $78.57 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.6220 and the closing price per share of Centene common stock of $80.90 on July 1, 2015).

Analysis of Centene

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Centene with similar data for publicly traded companies engaged in businesses which J.P. Morgan judged to be similar in certain respects to Centene’s business or aspects thereof. The companies selected by J.P. Morgan were the same companies listed under “—Analysis of Health Net—Public Trading Multiples Analysis” above.

None of the selected companies reviewed is identical to Centene and certain of these companies may have characteristics that are materially different from those of Centene. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Centene based on business sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Centene.

Based on the results of the analysis under “—Analysis of Health Net—Public Trading Multiples Analysis” and J.P. Morgan’s professional judgment, J.P. Morgan selected a multiple reference range of 10.0x-13.75x for

FV/EBITDA for calendar year 2015, a multiple reference range of 9.5x-12.5x for FV/EBITDA for calendar year 2016, a multiple reference range of 26.0x-29.5x for P/E for calendar year 2015 and a multiple reference range of 18.0x-25.5x for P/E for calendar year 2016. After applying such ranges to the appropriate metrics for Centene as set forth in the Centene Projections (as defined under “—Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor—Financial Projections Related to Centene” beginning on page 98 of this joint proxy statement/prospectus), the analysis indicated the following range of implied equity value per share for Centene’s common stock, rounded to the nearest $0.25:

Centene Implied Equity Value Per Share
	Low	High
FV/EBITDA 2015E	$57.25	$82.50
FV/EBITDA 2016E	$67.25	$91.75
P/E 2015E	$72.00	$81.75
P/E 2016E	$58.50	$82.75

The ranges of implied equity value per share for Centene common stock were compared to the closing price per share of Centene common stock of $80.90 on July 1, 2015, the last trading day prior to the announcement of the mergers.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Centene.

J.P. Morgan calculated the present value of unlevered free cash flows for Centene (1) for the calendar years 2016 through 2017 based upon the Centene Projections and (2) for the calendar years 2018 through 2025 based upon extrapolations from the Centene Projections that were reviewed and approved by the management of Health Net for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values for Centene at December 31, 2025 by applying a terminal growth rate ranging from 2.0% to 3.0% to the unlevered free cash flows of Centene for calendar year 2025. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.0% to 9.0%. This discount rate range was based upon J.P. Morgan’s analysis of the capital structures and costs of equity and debt of Centene and the selected publicly traded companies identified above.

This analysis indicated the following range of implied equity value per share for Centene common stock, rounded to the nearest $0.25.

Centene Implied Equity Value Per Share
Low	High
$65.75	$92.00

The range of implied equity values per share for Centene common stock was compared to the closing price per share of Centene common stock of $80.90 on July 1, 2015, the last trading day prior to the announcement of the mergers.

Other Information

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range of Centene common stock for the 52-week period ending July 1, 2015, which was $35.49 per share to $82.18 per share, and compared that to the closing price per share of Centene common stock of $80.90 on July 1, 2015, the last trading day prior to the announcement of the mergers.

Analyst Price Targets

For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for Centene common stock and noted that the range of such price targets was $73.00 per share to $89.00 per share, and compared that to the closing price per share of Centene common stock of $80.90 on July 1, 2015, the last trading day prior to the announcement of the mergers.

Other Analysis

Relative Implied Exchange Ratio Analysis

Based upon the implied equity values per share for Health Net and Centene calculated in the Public Trading Multiples Analysis and Discounted Cash Flow Analysis sections for Health Net and Centene described above, J.P. Morgan calculated a range of implied exchange ratios based on a comparison of a share of Health Net common stock (after an adjustment for the cash consideration portion of the merger consideration of $28.25 per share of Health Net common stock) to a share of Centene common stock, as shown in the table below. For each comparison, J.P. Morgan divided the highest equity value per share for Health Net, after adjusting for $28.25 per share of cash consideration, by the lowest equity value per share for Centene to derive the highest exchange ratio implied by each set of reference ranges. J.P. Morgan also divided the lowest equity value per share for Health Net, after adjusting for $28.25 per share of cash consideration, by the highest equity value per share for Centene to derive the lowest exchange ratio implied by each set of reference ranges. The implied exchange ratios resulting from J.P. Morgan’s analysis were:

Range of Implied Exchange Ratios
	Low	High
Public Trading Multiples Analysis
FV/EBITDA 2015E	0.4016x	0.7104x
FV/EBITDA 2016E	0.3242x	0.6334x
P/E 2015E	0.3021x	0.5265x
P/E 2016E	0.3924x	0.6945x
Discounted Cash Flow Analysis	0.3573x	0.7955x

The implied exchange ratios for Health Net and Centene were compared to (1) the exchange ratio of a share of Health Net common stock for a share of Centene common stock of 0.4550x, based on the respective closing prices per share on July 1, 2015, after adjustment for the cash consideration of $28.25 per share of Health Net common stock and (2) the proposed exchange ratio of a share of Health Net common stock for a share of Centene common stock in the mergers of 0.6220x.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Rounding may result in total sums set forth in this section not equaling 100%.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Health Net, and none of the selected transactions reviewed was identical to the mergers. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Health Net. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the mergers. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect differently the companies compared with Health Net and the transactions compared with the mergers.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Health Net with respect to the mergers on the basis of such experience and its familiarity with Health Net.

For services rendered in connection with the mergers (including the delivery of its opinion), Health Net agreed to pay J.P. Morgan $1 million upon delivery of its opinion. Health Net has agreed to pay J.P. Morgan an additional fee of approximately $20 million, which we refer to as the Base Fee, upon the consummation of the merger. The Base Fee was calculated as of the date of this joint proxy statement/prospectus based on the latest closing share price of Centene on August 13, 2015 (provided that the final actual fee will be based on the latest closing share price of Centene on the date of the consummation of the merger). Also, upon the consummation of the merger, Health Net, at its sole and absolute discretion, may pay J.P. Morgan a discretionary fee ranging from $0 to a maximum of approximately 142% of the Base Fee based on, among other things, Health Net’s evaluation of J.P. Morgan’s performance under the engagement letter. In the event the mergers are not consummated and Health Net receives any payment in connection with the termination, abandonment or failure to occur of the proposed mergers, Health Net will pay J.P. Morgan a fee equal to the lesser of 10% of any such payment (less any of the above fees already paid by Health Net and net of Health Net’s expenses) and $10 million, but in no event will the payment to J.P. Morgan exceed the fee that would have been paid to J.P. Morgan if the transaction had been consummated. In addition, Health Net has agreed to pay or reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the delivery of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Health Net or Centene. As of the date of delivery of J.P. Morgan’s opinion, J.P. Morgan and its affiliates held on a proprietary basis approximately 0.15% of Health Net’s outstanding common stock and approximately 0.05% of Centene’s outstanding common stock. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Health Net or Centene for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Certain Financial Projections

Certain Financial Projections Utilized by the Centene Board of Directors and Centene’s Financial Advisors

Financial Projections Related to Centene

Centene does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Centene Board’s consideration of the merger, Centene’s management prepared or approved certain unaudited financial projections regarding Centene’s future performance for the years 2015 through 2018 on a standalone basis without giving effect to the merger, which is referred to as the Centene management forecast, and provided the Centene management forecast to the Centene Board and to Centene’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions and the years 2015 through 2017 of the Centene management forecast to Health Net and to Health Net’s financial advisor for its use and reliance in connection with its financial analyses and opinion (see the sections described above in this joint proxy statement/prospectus entitled “The Merger—Opinions of Centene’s Financial Advisors” beginning on page 72 of this joint proxy statement/prospectus and “The Merger—Opinion of Health Net’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus).

The summaries of these projections are being included in this joint proxy statement/prospectus to give Centene’s stockholders access to non-public information that was provided to Health Net and Centene’s financial advisors in the course of evaluating the proposed merger, and are not intended to influence your decision whether to vote in favor of the Share Issuance proposal or any other proposal at the Centene special meeting.

Centene uses a variety of financial measures that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. While Centene believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Centene’s competitors and may not be directly comparable to similarly titled measures of Centene’s competitors due to potential differences in the exact method of calculation.

The following table summarizes the Centene management forecast as of June 2015 for the fiscal years 2015 through 2018 (in millions, except Diluted EPS):

	2015	2016	2017	2018
Revenue (1)	$22,443	$26,479	$30,418	$34,160
Adjusted EBITDA (2)	$902	$1,091	$1,303	$1,486
Net Income	$342	$408	$479	$554
Diluted EPS	$2.77	$3.25	$3.75	$4.32

(1)	Revenue excludes investment income.
(2)	Adjusted EBITDA is defined as net earnings from continuing operations attributable to Centene before interest expense, taxes, depreciation and amortization, adjusted to exclude non-cash stock-based compensation expense from continuing operations.

In addition, the following table shows the estimated amount of unlevered free cash flow of Centene calculated by Centene’s financial advisors for purposes of their respective illustrative discounted cash flow analyses, which estimates were derived from the Centene management forecast described under the section entitled “The Merger—Opinions of Centene’s Financial Advisors” beginning on page 72 of this joint proxy statement/prospectus. These calculations were not included in the projections provided to Health Net or J.P. Morgan.

	2015E	2016E	2017E	2018E
Adjusted EBITDA (1)	$902	$1,091	$1,303	$1,486
Depreciation & Amortization	(113)	(127)	(140)	(156)
Stock-Based Compensation	(69)	(83)	(100)	(112)

Taxable EBIT	$720	$880	$1,063	$1,219
Applicable Taxes (2)	(353)	(445)	(553)	(634)

Net Operating Profit After Taxes	$367	$435	$510	$585
Plus: Depreciation & Amortization	113	127	140	156
Plus: Stock-Based Compensation	69	83	100	112
Less: Increase in Working Capital	469	405	417	360
Less: Capital Expenditures	(121)	(143)	(164)	(184)
Less: Statutory Capital Contributions	(668)	(472)	(487)	(432)

Unlevered Free Cash Flow	$229	$436	$516	$596

(1)	Adjusted EBITDA is defined as net earnings from continuing operations attributable to Centene before interest expense, taxes, depreciation and amortization, adjusted to exclude non-cash stock-based compensation expense from continuing operations.
(2)	Tax rate provided by Centene management for the projected period ranged from 49.0% to 52.0%.

Financial Projections Related to Health Net

In connection with the discussions regarding the proposed merger, Health Net provided to Centene certain unaudited financial projections regarding Health Net’s combined Western Region Operations and Government Contracts segments’ forecasted operating results on a standalone basis for fiscal years 2015 through 2017 as described in the section of this joint proxy statement/prospectus entitled “—Certain Financial Projections—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor” beginning on page 102. In order to assist the Centene Board in its evaluation of the merger, Centene management provided the Health Net management forecast (as described hereinafter) to the Centene Board, with certain adjustments as set forth below reflecting, among other differences, adjustments to anticipated revenues, profitability, membership growth rates and general and administrative expenses. In addition, Centene management extrapolated projections for fiscal year 2018 based on the information provided by Health Net management for the 2015-2017 fiscal years. The Health Net unaudited financial projections, as modified by Centene management, are referred to as the adjusted Health Net case. Centene provided the adjusted Health Net case to the Centene Board and to Centene’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions (see the section described above in this joint proxy statement/prospectus entitled “The Merger—Opinions of Centene’s Financial Advisors”). The adjusted Health Net case was not provided to Health Net or J.P. Morgan.

Health Net uses a variety of financial measures that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. While Health Net believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Health Net’s competitors and may not be directly comparable to similarly titled measures of Health Net’s competitors due to potential differences in the exact method of calculation.

The following table summarizes the adjusted Health Net case derived or prepared by Centene management as described above:

	2015	2016	2017	2018
Revenue (1)	$16,372	$17,381	$18,480	$19,650
Adjusted EBITDA (2)	$643	$722	$840	$929
Net Income	$260	$310	$365	$407
Diluted EPS	$3.35	$4.03	$4.75	$5.30

(1)	Revenue excludes investment income.
(2)	Health Net Adjusted EBITDA is defined as net earnings attributable to Health Net before interest expense, taxes, depreciation and amortization, and the Health Net management forecast was adjusted by Centene’s management to exclude non-cash stock-based compensation expense.

In addition, the following table shows the estimated amount of unlevered free cash flow of Health Net calculated by Centene’s financial advisors for purposes of their respective illustrative discounted cash flow analyses, which estimates were derived from the adjusted Health Net case, including revised working capital assumptions following receipt of additional information provided by Health Net’s financial advisors and approved by Centene’s management for use in such illustrative discounted analyses described under the section entitled “The Merger—Opinions of Centene’s Financial Advisors.” These calculations were not included in the projections provided to Health Net or J.P. Morgan.

	2015E	2016E	2017E	2018E
Adjusted EBITDA (1)	$643	$722	$840	$929
Depreciation & Amortization	(17)	(14)	(15)	(16)
Stock-Based Compensation	(29)	(30)	(31)	(32)

Taxable EBIT	$597	$677	$794	$881
Applicable Taxes (2)	(321)	(351)	(413)	(458)

Net Operating Profit After Taxes	$276	$326	$381	$423
Plus: Depreciation & Amortization	17	14	15	16
Plus: Stock-Based Compensation	29	30	31	32
Less: Increase in Working Capital	—	—	—	—
Less: Capital Expenditures	(30)	(20)	(25)	(25)
Less: Statutory Capital Contributions	(236)	(104)	(108)	(117)

Unlevered Free Cash Flow	$57	$247	$294	$328

(1)	Health Net Adjusted EBITDA is defined as net earnings attributable to Health Net before interest expense, taxes, depreciation and amortization, and the Health Net management forecast was adjusted by Centene’s management to exclude non-cash stock-based compensation expense.
(2)	Tax rate provided by Health Net management for the projected period ranged from 51.8% to 53.8%.

Pro Forma Financial Projections Related to the Combined Company

In connection with the discussions regarding the proposed merger, Centene management prepared unaudited financial projections regarding the pro forma financial performance of the combined company on the basis of the adjusted Health Net case and the Centene management forecast, which are referred to as the pro forma combined company forecast. In order to assist the Centene Board in its evaluation of the merger, Centene management provided the pro forma combined company forecast to the Centene Board and Centene’s financial advisors. The pro forma combined company forecast was not provided to Health Net or J.P. Morgan.

The following tables summarizes the pro forma combined company forecast derived or prepared by Centene management as described above:

	Without Synergies
	Fiscal Year Ending December 31,
	2016E	2017E
Centene
Standalone EBIT (1)	$847	$1,020
Pro forma interest expense, net (2)	(83)	(72)
New amortization of financing fees	(9)	(9)
Amortization of debt premium (3)	12	12
Health Net
Standalone EBITA (4)	$607	$718

Combined company synergies (SG&A)	—	—

New amortization of intangibles	(154)	(154)

Pro forma pre-tax income	$1,219	$1,514

Pro forma taxes	(616)	(788)
Pro forma non-controlling interest	(6)	(7)

Net income	$597	$719
162(m)(6) compensation limitation cost	—	(35)

Adjusted net income	$597	$684
Pro forma Centene fully diluted shares outstanding	174.3	175.8

Note:	Assumes merger consideration of $78.57 / share. Also assumes January 1, 2016 transaction closing.
(1)	EBIT is defined as net earnings from continuing operations before interest expense and taxes and excludes investment income.
(2)	Pro forma interest expense, net, includes investment income and existing Centene interest expense.
(3)	Adjustment includes new debt issued plus $400 million of existing Health Net senior notes.
(4)	EBITA is defined as net earnings from continuing operations before interest expense, taxes and amortization, and excludes investment income.

In addition, Centene management prepared forecasts reflecting the pro forma combined company forecast after giving effect to Centene’s views of the estimated synergies, which, for these purposes, assumed estimated cost synergies for each of 2016E and 2017E of approximately $75 million and $150 million, respectively (estimated cost synergies for 2018E were approximately $200 million).

	With Synergies
	Fiscal Year Ending December 31,
	2016E	2017E
Centene
Standalone EBIT (1)	$847	$1,020
Pro forma interest expense, net (2)	(83)	(71)
New amortization of financing fees	(9)	(9)
Amortization of debt premium (3)	12	12
Health Net
Standalone EBITA (4)	$607	$718

Combined company synergies (SG&A)	75	150

New amortization of intangibles	(154)	(154)

Pro forma pre-tax income	$1,294	$1,665

Pro forma taxes	(654)	(866)
Pro forma non-controlling interest	(6)	(7)

Net income	$634	$792
162(m)(6) compensation limitation cost	—	(35)

Adjusted net income	$634	$757
Pro forma Centene fully diluted shares outstanding	174.3	175.8

Note:	Assumes merger consideration of $78.57 / share. Also assumes January 1, 2016 transaction closing.
(1)	EBIT is defined as net earnings from continuing operations before interest expense and taxes and excludes investment income.
(2)	Pro forma interest expense, net, includes investment income and existing Centene interest expense.
(3)	Adjustment includes new debt issued plus $400 million of existing Health Net senior notes.
(4)	EBITA is defined as net earnings from continuing operations before interest expense, taxes and amortization, and excludes investment income.

Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor

Health Net does not, as a matter of course, make projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings releases and other investor materials. Health Net avoids making public projections for extended periods due to, among other reasons, the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the proposed merger, Health Net’s management prepared certain non-public, unaudited financial projections regarding Health Net’s combined Western Region Operations and Government Contracts segments’ anticipated operations were prepared by Health Net’s management for fiscal years 2015 through 2017. Such projections were provided to Health Net’s financial advisor, J.P. Morgan, and to Centene. Health Net also prepared and provided projections for fiscal year 2018 to J.P. Morgan. Such projections for fiscal years 2015 through 2018 are referred to as the Health Net management forecast. The Health Net management forecast was prepared on a standalone basis, including contemplating the implementation of the Cognizant transaction, without giving effect to the mergers and as if the mergers had not been contemplated by Health Net. J.P. Morgan calculated the extrapolations for the calendar years 2019 through 2025 based upon the Health Net management forecast, which extrapolations were reviewed and approved by the management of Health Net. J.P. Morgan also calculated the present value of unlevered free cash flows for Health Net. In addition, the Health Net Board received and reviewed certain non-public, unaudited financial projections regarding Centene’s anticipated future operations for the fiscal years 2015 through 2017, which were prepared by Centene’s management as described in the section of this joint proxy statement/prospectus entitled “–Certain Financial Projections Utilized by the Centene Board of Directors and Centene’s Financial Advisors” beginning on page 98. Health Net’s management reviewed and performed due diligence regarding such projections. Such projections were also provided to J.P. Morgan.

The summaries of these projections are being included in this joint proxy statement/prospectus to give Health Net’s stockholders access to non-public information that was provided to J.P. Morgan and to Centene in the course of evaluating the proposed merger, and are not intended to influence your decision whether to vote for adoption of the merger agreement or any other proposal at the Health Net special meeting.

Financial Projections Related to Health Net

The following table summarizes the combined Western Region and Government Contracts financial projections regarding Health Net’s anticipated future operations that were prepared by Health Net’s management and exclude Corporate/ Other segments that are not managed within reportable segments (in millions, except EPS):

	2015 (1)	Adjusted 2015 (2)	2016	2017	2018
Revenue (3)	$16,673	$16,438	$17,451	$18,576	$19,668
Net Income	$257	$260	$311	$373	$445
EBITDA (4)	$609	$614	$694	$825	$952
EPS—Consolidated	$3.31	$3.35	$4.05	$4.86	$5.79

(1)	These projections for fiscal year 2015 were prepared in April 2015 prior to the first quarter earnings release and, together with the projections for fiscal years 2016, 2017 and 2018, are referred to as the Health Net Projections.
(2)	These projections for fiscal year 2015 include adjustments made in June 2015 to reflect certain changes in management’s expectations primarily due to a change in the timing of redeterminations for the Medicaid and individual exchange business and a delay in membership for the duals demonstration program.
(3)	Revenue includes investment income.
(4)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, including investment income and after stock-based compensation.

The following table summarizes the extrapolations for the calendar years 2019 through 2025 calculated by J.P. Morgan based upon the financial projections provided by the management of Health Net, which extrapolations were reviewed and approved by the management of Health Net (in millions):

	2019	2020	2021	2022	2023	2024	2025
Revenue (1)	$20,907	$22,225	$23,456	$24,577	$25,565	$26,398	$27,058
EBITDA (2)	$983	$1,045	$1,079	$1,124	$1,163	$1,195	$1,218

(1)	Revenue includes investment income.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, including investment income and after stock-based compensation.

The following table presents the present value of unlevered free cash flows for Health Net calculated by J.P. Morgan based upon the financial projections provided by the management of Health Net, which values were reviewed and approved by the management of Health Net (in millions):

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Unlevered Free Cash Flow	$232	$273	$343	$339	$357	$374	$401	$426	$451	$473

Financial Projections Related to Centene

In connection with the discussions regarding the proposed mergers, Centene provided to Health Net and its financial advisor financial projections regarding Centene’s anticipated future operations for the fiscal years 2015 through 2017, which projections were used by J.P. Morgan in connection with its financial analyses. J.P. Morgan calculated the extrapolations for the calendar years 2018 through 2025 based upon the financial projections provided by the management of Centene, which extrapolations were reviewed and approved by the management of Health Net. J.P. Morgan also calculated the present value of unlevered free cash flows for Centene based upon the above described financial projections and extrapolations.

The following table summarizes the financial projections, which are referred to as the Centene Projections, regarding Centene’s anticipated future operations that were prepared by Centene’s management (in millions, except EPS):

	2015	2016	2017
Revenue (1)	$22,477	$26,519	$30,468
Net Income	$342	$408	$479
EBITDA (2)	$837	$1,014	$1,211
EPS—Consolidated	$2.77	$3.25	$3.75

(1)	Revenue includes investment income.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, including investment income and after stock-based compensation.

The following table summarizes the extrapolations for the calendar years 2018 through 2025 calculated by J.P. Morgan based upon the financial projections provided by the management of Centene, which extrapolations were reviewed and approved by the management of Health Net (in millions):

	2018	2019	2020	2021	2022	2023	2024	2025
Revenue (1)	$34,588	$38,739	$42,788	$46,590	$49,991	$52,844	$55,014	$56,389
EBITDA (2)	$1,375	$1,666	$1,883	$2,050	$2,200	$2,325	$2,421	$2,481

(1)	Revenue includes investment income.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, including investment income and after stock-based compensation.

The following table presents the present value of unlevered free cash flows for Centene calculated by J.P. Morgan based upon the financial projections provided by the management of Centene, which values were reviewed and approved by the management of Health Net (in millions):

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Unlevered Free Cash Flow	$60	$123	$181	$328	$445	$548	$659	$774	$890	$1,000

EBITDA is a non-GAAP operating financial measure that Health Net and Centene define as earnings (loss) before interest, tax, depreciation and amortization.

EBITDA is meant to reflect the ongoing operating performance of Health Net’s Western Region and Government Contracts segments and Centene’s business operations; consequently, it excludes the impact of items that could be considered “non-operating” in nature. Because Health Net’s and Centene’s management use these measures to evaluate overall performance, Health Net and Centene believe they provide useful information.

As noted above, Health Net uses a variety of financial measures that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. While Health Net believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Health Net’s competitors and may not be directly comparable to similarly titled measures of Health Net’s competitors due to potential differences in the exact method of calculation.

Important Information About Certain Financial Projections

While the unaudited financial projections summarized above in the sections of this joint proxy statement/prospectus entitled “—Certain Financial Projections Utilized by the Centene Board of Directors and Centene’s Financial Advisors” beginning on page 98 and “—Certain Financial Projections Utilized by the Health Net Board of Directors and Health Net’s Financial Advisor” beginning on page 102 were prepared by the respective managements of Centene and Health Net in good faith and based on information available at the time of preparation, they constitute forward-looking information and no assurance can be made regarding actual future events. The estimates and assumptions underlying the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 44 and “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 42, all of which are difficult to predict and many of which are beyond the control of Centene and Health Net, respectively. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the merger is completed. As a result, the unaudited financial projections cannot necessarily be considered predictive of actual future operating results, and this information should not be relied on as such. Furthermore, rounding may result in total sums set forth in this section not equaling 100%.

The unaudited financial projections were prepared solely for internal use by Centene or Health Net, as the case may be, or their respective financial advisors, and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of Centene’s management and Health Net’s management, the respective forecasts prepared by them were prepared on a reasonable basis based on the information available to Centene’s management and Health Net’s management, respectively, at the time of their preparation. The unaudited financial projections, however, are not facts and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue, or any, reliance on this information. The inclusion of the unaudited financial projections in this joint proxy statement/prospectus is not an admission or representation by Centene or Health Net that such information is material. None of the unaudited financial projections reflect any impact of the merger or the other transactions contemplated by the merger agreement, except as noted herein. As a reminder, actual results may differ materially from those contained in these unaudited financial projections.

The unaudited financial projections summarized in this section were prepared by and are the responsibility of the management of Centene or Health Net, as the case may be. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to the historical financial information of Centene and Health Net, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so. Each of these independent registered public accounting firms disclaims any association with the prospective financial information.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of Centene and Health Net, neither Centene, Health Net nor any of their respective advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of Centene or Health Net compared to the information contained in the financial projections whether in the merger agreement or otherwise. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year.

Summaries of the unaudited financial projections are not included in this joint proxy statement/prospectus in order to induce any Health Net stockholder to vote in favor of the Health Net merger proposal or any of the other proposals to be voted on at the Health Net special meeting or any Centene stockholder to vote in favor of the Centene share issuance proposal or any other proposal to be voted on at the Centene special meeting.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER CENTENE NOR HEALTH NET INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR RESPECTIVE PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing and the uncertainties inherent in the unaudited financial projections summarized in this section, stockholders of Centene and Health Net are cautioned not to place undue, if any, reliance on such unaudited financial projections. Since the date the unaudited financial projections summarized in this section were prepared, each of Centene and Health Net has made publicly available its actual results of operations for the quarter ended June 30, 2015. You should review Centene’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on July 28, 2015 and Health Net’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 4, 2015, to obtain this information. See the section entitled “Where You Can Find More Information” beginning on page 220.

Governance of Centene Following Completion of the Merger

Board of Directors The merger agreement provides that the parties will take all actions so that immediately following the completion of the merger, the Centene Board will include one director to be designated by the Health Net Board from those directors serving on the Health Net Board as of July 2, 2015, who qualifies as an “independent” director as defined by Section 303A.02 of the NYSE Listed Company Manual and is reasonably acceptable to the Nominating and Corporate Governance Committee of Centene. Other than such additional director, no changes to the Centene Board or Centene senior management are expected in connection with the consummation of the mergers.

For discussion of the material interests of directors of Centene and Health Net in the merger that may be in addition to, or different from, their interests as stockholders, see “—Interests of Directors and Executive Officers in the Merger” beginning on page 107.

Headquarters

Upon completion of the merger, Centene’s headquarters will remain in St. Louis, Missouri, with operations throughout the country.

Interests of Directors and Executive Officers in the Merger

Interests of Directors and Executive Officers of Centene in the Merger

In considering the recommendations of the Centene Board with respect to its approval of the merger agreement, Centene stockholders should be aware that Centene’s directors and executive officers have interests in the merger that are different from, or in addition to, those of the Centene stockholders generally. The Centene Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Centene stockholders vote “FOR” the Share Issuance proposal, the Centene Adjournment proposal and the Charter Amendment proposal. See “The Merger—Rationale for the Transaction” and “The Merger—Centene Board of Directors’ Recommendations and Its Reasons for the Transaction.”

These interests include the following:

•	all nine members of the Centene Board, including Mr. Neidorff, will remain on the Centene Board; and

•	Mr. Neidorff, the Chairman of the Centene Board and Centene’s President and Chief Executive Officer, will remain as the Chairman of the Centene Board and Centene’s President and Chief Executive Officer.

None of Centene’s directors or executive officers are party to or participates in any plan, program or arrangement that provides such director or executive officer with any kind of compensation that is based on or otherwise related to the completion of the merger.

The information set forth above in this section is intended to comply with Item 402(t) of Regulation S-K under the Securities Act of 1933, as amended, which is referred to as the Securities Act, as it relates to the disclosure of certain information about compensation for Centene’s named executive officers that is based on or otherwise relates to the completion of the merger.

Interests of Directors and Executive Officers of Health Net in the Merger

In considering the recommendation of the Health Net Board that Health Net stockholders vote “FOR” the Merger proposal, Health Net stockholders should be aware that Health Net’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Health Net stockholders generally. The Health Net Board was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that the Health Net stockholders adopt the merger agreement.

The following discussion sets forth certain of these interests in the merger of each person who has served as a non-executive director or executive officer of Health Net since January 1, 2014. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Accelerated Vesting of Certain Awards and Benefits

Stock Options

As described below under “—The Merger—Treatment of Health Net Stock Options and Other Stock-Based Awards—Stock Options,” each option to acquire shares of Health Net common stock that is outstanding immediately prior to the effective time of the merger, whether or not then vested or exercisable, will be converted into the right to receive the Health Net stock option consideration. All of the stock options held by Health Net’s non-executive directors and executive officers are fully vested in accordance with their terms.

The following table provides information for each of the non-executive directors and executive officers of Health Net, regarding the aggregate number of shares of Health Net common stock underlying outstanding options as of September 14, 2015, the exercise price of such options and the value of the options.

Name	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Value of Outstanding Options (1)	Value of Outstanding Options in Accordance with Merger Agreement (2)
Non-Executive Directors
Mary Anne Citrino	18,959	$22.31	$948,615	$843,770
Theodore F. Craver, Jr.	61,559	$27.25	$2,776,458	$2,430,622
Vicki B. Escarra	13,213	$49.23	$305,530	$225,564
Gale S. Fitzgerald	43,059	$28.24	$1,899,537	$1,657,359
Patrick Foley (3)	61,559	$27.25	$2,776,458	$2,430,622
Roger F. Greaves	61,559	$27.25	$2,776,458	$2,430,622
Douglas M. Mancino	—	$—	$—	$—
George Miller (4)	—	$—	$—	$—
Bruce G. Willison	61,559	$27.25	$2,776,458	$2,430,622
Frederick C. Yeager	7,500	$55.72	$124,724	$79,333
Named Executive Officers
Jay M. Gellert	679,750	$33.38	$26,486,634	$22,540,928
James E. Woys	273,200	$29.70	$11,650,669	$10,085,485
Juanell Hefner	—	$—	$—	$—
Steven J. Sell	—	$—	$—	$—
Steven D. Tough	68,400	$27.08	$3,096,274	$2,707,201
Joseph C. Capezza, CPA (5)	—	$—	$—	$—
Other Executive Officers
Angelee F. Bouchard (6)	—	$—	$—	$—
Patricia T. Clarey (7)	—	$—	$—	$—
Scott D. Law	—	$—	$—	$—
Karin D. Mayhew (8)	—	$—	$—	$—
Andrew R. Ortiz (9)	—	$—	$—	$—
Kathleen A. Waters (10)	—	$—	$—	$—

(1)	As determined in accordance with Instruction 1 to Item 402(t)(2) of Regulation S-K, the value of each stock option is based upon the difference between (i) the per share value of the merger consideration of $72.35, consisting of 0.622 of a share of Centene common stock, based upon the average closing price of Centene common stock over the five trading days beginning on July 6, 2015, the trading day immediately following the public announcement of the merger, and $28.25 of cash per share, minus (ii) the per share exercise price of such stock option.
(2)

As described below under “—The Merger—Treatment of Health Net Stock Options and Other Stock-Based Awards—Stock Options”, non-executive directors and executive officers will receive in respect of each Health Net stock option outstanding immediately prior to the effective time of the merger, an amount of cash equal to the product of (i) the number of shares of Health Net common stock subject to the Health Net stock option and (ii) $28.25, less any applicable withholding taxes, and a number of shares of Centene common stock equal to (i) the product of (x) the number of shares of Health Net common stock subject to the Health Net stock option and (y) 0.622, less (ii) a number of shares of Centene common stock with a Centene stock value that is equal to the aggregate exercise price of the Health Net stock option, provided that, any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement – Merger Consideration Received by Health Net Stockholders.” The value of each stock option is calculated in accordance with such formula, assuming the closing of the merger occurred on September 14, 2015, with the value of (i) Centene common stock equal to the closing price of Centene common stock on

September 14, 2015 and (ii) the Centene stock value equal to the volume weighted average price per share of Centene common stock on the NYSE on each of the ten consecutive trading days ending with the third complete trading day immediately prior to the closing date, weighted by the total volume of trading in Centene common stock on each such trading day, assuming the closing of the merger occurred on September 14, 2015.
(3)	Mr. Foley retired from the Health Net Board immediately prior to Health Net’s Annual Meeting of Stockholders on May 7, 2015 but continues to serve on the board of directors of a subsidiary of Health Net.
(4)	Mr. Miller was designated and appointed to serve as a member of the Health Net Board effective as of March 12, 2015.
(5)	Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement with Health Net as of September 3, 2014 to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”
(6)	Ms. Bouchard stepped down from her role as Senior Vice President, General Counsel and Secretary on March 31, 2015, and ceased serving as an executive officer of Health Net on such date. Ms. Bouchard assumed the role of Special Counsel until May 26, 2015, the effective date of her retirement from Health Net. See “—Potential Severance Payments in Connection with the Merger.”
(7)	Ms. Clarey ceased serving as an executive officer of Health Net on February 21, 2014.
(8)	Effective as of July 1, 2015, Ms. Mayhew stepped down from her role as Senior Vice President, Organization Effectiveness and ceased serving as an executive officer of Health Net on such date. Ms. Mayhew continued serving as an employee until August 15, 2015, the effective date of her retirement, and began serving as a consultant to Health Net on August 16, 2015 pursuant to the terms of a consulting agreement. See “—Potential Severance Payments in Connection with the Merger.”
(9)	Mr. Ortiz was named Senior Vice President, Organization Effectiveness and Chief People Officer of Health Net effective June 29, 2015.
(10)	Ms. Waters became Senior Vice President, General Counsel and Secretary of Health Net on April 27, 2015.

Restricted Stock Units and Performance Share Awards

As described below under “—The Merger—Treatment of Health Net Stock Options and Other Stock-Based Awards—Restricted Stock Units and Performance Share Awards,” the vesting of each unvested time-based restricted stock unit and performance share award granted under a Health Net equity plan whose vesting is accelerated solely as a result of the merger under the terms of a non-discretionary vesting acceleration provision contained in such award as of July 2, 2015 will be accelerated and such award will be cancelled and converted into the right to receive the merger consideration.

Prior to May 7, 2015, Health Net’s time-based restricted stock units granted to non-executive directors provided for “single-trigger” accelerated vesting upon a change in control. In addition, prior to 2014, Health Net’s performance share awards provided for “single-trigger” accelerated vesting upon a change in control. Although the performance criteria for all outstanding performance share awards granted prior to 2014 have previously been satisfied, such awards remain subject to time-vesting conditions. The unvested portions of these “single-trigger” restricted stock units and performance share awards will become vested as of the effective time of the merger. In addition, because all of Health Net’s non-executive directors will cease serving on the Health Net Board as of the effective time of the merger, all unvested time-based restricted stock units granted to Health Net’s non-executive directors on or after May 7, 2015, which contain “double-trigger” vesting provisions, will also become vested as of the effective time of the merger, with the exception of unvested time-based restricted stock units granted on or after May 7, 2015 to one independent director who will be appointed to the Centene Board.

All unvested time-based restricted stock units and performance share awards that are not vested as of the effective time of the merger and do not become vested solely as a result of the merger under the terms of a non-discretionary vesting acceleration provision contained in such award as of July 2, 2015 will be converted into time-based restricted stock units with respect to shares of Centene common stock as described below under “—Conversion of Certain Restricted Stock Units and Performance Share Awards.”

The following table provides information for each of the non-executive directors and executive officers of Health Net as of September 14, 2015, regarding the aggregate number of shares of Health Net common stock underlying outstanding unvested time-based restricted stock units and performance share awards containing “single-trigger” vesting provisions requiring the accelerated vesting of such awards solely as a result of the merger and time-based restricted stock units granted to non-executive directors which contain “double-trigger” vesting provisions, and which, other than with respect to the independent director who will continue on the Centene Board, will also become vested as of the effective time of the merger.

Name	Number of Shares Underlying Unvested Restricted Stock Units	Number of Shares Underlying Unvested Performance Share Awards	Value of Unvested Restricted Stock Units and Performance Share Awards (2)
Non-Executive Directors (1)
Mary Anne Citrino	5,790	—	$418,907
Theodore F. Craver, Jr.	5,790	—	$418,907
Vicki B. Escarra	5,790	—	$418,907
Gale S. Fitzgerald	5,790	—	$418,907
Patrick Foley (3)	3,526	—	$255,106
Roger F. Greaves	5,790	—	$418,907
Douglas M. Mancino	7,075	—	$511,876
George Miller (4)	2,609	—	$188,761
Bruce G. Willison	5,790	—	$418,907
Frederick C. Yeager	5,790	—	$418,907
Named Executive Officers
Jay M. Gellert	—	45,000	$3,255,750
James E. Woys	—	21,250	$1,537,438
Juanell Hefner	—	10,000	$723,500
Steven J. Sell	—	8,750	$633,063
Steven D. Tough	—	10,000	$723,500
Joseph C. Capezza, CPA (5)	—	—	$—
Other Executive Officers
Angelee F. Bouchard (6)	—	—	$—
Patricia T. Clarey (7)	—	3,750	$271,313
Scott D. Law	—	20,416	$1,477,098
Karin D. Mayhew (8)	—	—	$—
Andrew R. Ortiz (9)	—	—	$—
Kathleen A. Waters (10)	—	—	$—

(1)	As described above, the unvested time-based restricted stock units granted on or after May 7, 2015 to the independent director who will be appointed to the Centene Board will not become vested as of the effective time of the merger and will be adjusted and converted into time-based restricted stock units with respect to Centene common stock. See “—Conversion of Certain Restricted Stock Units and Performance Share Awards.” Because that director has not yet been identified, all unvested restricted stock units held by all non-executive directors have been listed in this table.
(2)	The value of each restricted stock unit or performance share award is based upon the per share value of the merger consideration of $72.35, consisting of 0.622 of a share of Centene Common stock, based upon the average closing price of Centene common stock over the five trading days beginning on July 6, 2015, the trading day immediately following the public announcement of the merger, and $28.25 of cash per share.
(3)	Mr. Foley retired from the Health Net Board immediately prior to Health Net’s Annual Meeting of Stockholders on May 7, 2015 but continues to serve on the board of directors of a subsidiary of Health Net.
(4)	Mr. Miller was designated and appointed to serve as a member of the Health Net Board effective as of March 12, 2015.
(5)

Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement with Health

Net as of September 3, 2014 to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”
(6)	Ms. Bouchard stepped down from her role as Senior Vice President, General Counsel and Secretary on March 31, 2015, and ceased serving as an executive officer of Health Net on such date. Ms. Bouchard assumed the role of Special Counsel until May 26, 2015, the effective date of her retirement from Health Net. See “—Potential Severance Payments in Connection with the Merger.”
(7)	Ms. Clarey ceased serving as an executive officer of Health Net on February 21, 2014.
(8)	Effective as of July 1, 2015, Ms. Mayhew stepped down from her role as Senior Vice President, Organization Effectiveness and ceased serving as an executive officer of Health Net on such date. Ms. Mayhew continued serving as an employee until August 15, 2015, the effective date of her retirement, and began serving as a consultant to Health Net on August 16, 2015 pursuant to the terms of a consulting agreement. See “—Potential Severance Payments in Connection with the Merger.”
(9)	Mr. Ortiz was named Senior Vice President, Organization Effectiveness and Chief People Officer of Health Net effective June 29, 2015.
(10)	Ms. Waters became Senior Vice President, General Counsel and Secretary of Health Net on April 27, 2015.

Conversion of Certain Restricted Stock Units and Performance Share Awards

As described below under “—The Merger—Treatment of Health Net Stock Options and Other Stock-Based Awards—Restricted Stock Units and Performance Share Awards,” each restricted stock unit and performance share award that is not vested as of the effective time of the merger and does not become vested solely as a result of the merger under the terms of a non-discretionary vesting acceleration provision contained in such award as of July 2, 2015 will be adjusted and converted into a time-based restricted stock unit with respect to that number of shares of Centene common stock (rounded down to the nearest whole share) equal to the product of the number of shares of Health Net common stock subject to such award multiplied by the rollover award exchange ratio. The rollover award exchange ratio is the sum of (1) 0.622 and (2) the quotient of (x) $28.25 in cash divided by (y) the Centene stock value. Any outstanding performance criteria applicable to such awards shall be deemed to have been satisfied at the target level.

Because the compensation committee of the Health Net Board determined to eliminate “single-trigger” acceleration for performance share awards, beginning with the 2014 performance share awards, performance share awards granted in 2014 and 2015 which remain unvested as of the effective time of the merger will not vest as a result of the merger and will be converted into rollover awards. In addition, all restricted stock units previously granted to executive officers which remain unvested as of the effective time of the merger and restricted stock units granted on or after May 7, 2015 to the independent director of Health Net who will be appointed to the Centene Board which remain unvested as of the effective time of the merger will be converted into rollover awards.

For rollover awards in respect of performance shares, if achievement of the applicable performance criteria has occurred in accordance with the terms of the applicable award prior to the effective time of the merger, then determinations regarding the satisfaction of the performance criteria will be made in accordance with the terms of the award agreement, and if achievement of the applicable performance criteria has not occurred in accordance with the applicable award prior to the effective time of the merger, outstanding performance criteria will be deemed to have been achieved at target. Rollover awards shall otherwise remain subject to the same terms and conditions in effect prior to the merger. The equity awards that will become rollover awards generally provide for accelerated vesting upon the occurrence of both a change in control and involuntary termination of service or employment without Cause (as defined below) or, with respect to awards granted to executive officers, by the executive under the applicable definition of Good Reason (as defined below), in either case within two years of the change in control. However, most performance share awards which will be converted to rollover awards provide for accelerated vesting upon the occurrence of both a change in control and involuntary termination of employment without Cause or by the executive for Good Reason at any time following a change in control. The merger will constitute a “change in control” pursuant to the restricted stock units and performance share awards that will be converted to rollover awards.

Pursuant to the applicable terms of the applicable plans and award agreements, “Cause” generally means: a felony conviction for fraud, misappropriation or embezzlement. However, with respect to certain restricted stock units granted to executive officers, if termination of employment occurs more than 12 months following consummation of the merger, “Cause” generally has the meaning ascribed in any employment agreement to which the executive officer is a party or, in the absence of such agreement, shall include but not be limited to, insubordination, dishonesty, incompetence, moral turpitude, other misconduct of any kind and the refusal to perform duties and responsibilities for any reason other than illness or incapacity. In addition, with respect to most performance share awards, “Cause” has the meaning ascribed in any employment agreement to which the executive officer is a party, or if there is no such definition, the meaning ascribed in Health Net’s severance policy. For each executive, the applicable definition of Good Reason is the definition contained in the employment agreement or severance plan applicable to the executive. See “—Potential Severance Payments in Connection with the Merger.”

The following table provides information for each of the non-executive directors and executive officers of Health Net as of September 14, 2015 regarding (i) the aggregate number of shares of Health Net common stock underlying outstanding performance share awards, assuming the outstanding performance criteria are satisfied at the target level, which shall be converted into rollover awards, (ii) the aggregate number of shares of Health Net common stock underlying outstanding restricted stock units, which shall be converted into rollover awards, and (iii) the value of such rollover awards.

Name	Number of Shares Underlying Unvested Performance Share Awards (2)	Value of Unvested Performance Share Awards (3)	Number of Shares Underlying Unvested Restricted Stock Units (2)	Value of Unvested Restricted Stock Units (3)
Non-Executive Directors (1)
Mary Anne Citrino	—	$—	—	$—
Theodore F. Craver, Jr.	—	$—	—	$—
Vicki B. Escarra	—	$—	—	$—
Gale S. Fitzgerald	—	$—	—	$—
Patrick Foley (4)	—	$—	—	$—
Roger F. Greaves	—	$—	—	$—
Douglas M. Mancino	—	$—	—	$—
George Miller (5)	—	$—	—	$—
Bruce G. Willison	—	$—	—	$—
Frederick C. Yeager	—	$—	—	$—
Named Executive Officers
Jay M. Gellert	178,650	$13,730,210	74,550	$5,729,571
James E. Woys	75,525	$5,804,512	32,257	$2,479,019
Juanell Hefner	56,657	$4,354,394	35,219	$2,706,678
Steven J. Sell	34,000	$2,613,090	14,250	$1,095,121
Steven D. Tough	40,500	$3,112,652	16,832	$1,293,571
Joseph C. Capezza, CPA (6)	—	$—	—	$—
Other Executive Officers
Angelee F. Bouchard (7)	—	$—	—	$—
Patricia T. Clarey (8)	18,475	$1,419,843	7,409	$569,327
Scott D. Law	28,775	$2,211,513	12,508	$961,191
Karin D. Mayhew (9)	—	$—	—	$—
Andrew R. Ortiz (10)	—	$—	10,000	$768,556
Kathleen A. Waters (11)	15,000	$1,152,834	5,000	$384,278

(1)

As described above, the unvested time-based restricted stock units granted on or after May 7, 2015 to the independent director who will be appointed to the Centene Board will not become vested as of the effective time of the merger and will be adjusted and converted into time-based restricted stock units with respect to Centene common stock. Because that director has not yet been identified, all unvested restricted stock units held by all non-executive directors have been listed as becoming vested as of the effective time of the merger in the table under “—Accelerated Vesting of Certain Awards and Benefits—Restricted Stock Units and Performance Share Awards” and have not been listed in this table.
(2)	These performance share awards and restricted stock units provide for accelerated vesting upon the occurrence of both the merger and involuntary termination of employment or service without Cause by the surviving corporation or, with respect to awards granted to executive officers, by the executive under the applicable definition of Good Reason, in either case within two years of the merger (or, pursuant to most performance share awards, at any time following the merger).
(3)	The value of each restricted stock unit or performance share award is based on the number of shares of Centene common stock that will be subject to a rollover award and the average closing price of Centene common stock over the five trading days beginning on July 6, 2015, the trading day immediately following the public announcement of the merger. The number of shares of Centene common stock that will be subject to a rollover award is determined by multiplying the number of shares of Health Net common stock subject to the applicable award by the rollover award exchange ratio, which is the sum of (1) 0.622 and (2) the quotient of (x) $28.25 in cash divided by (y) the Centene stock value, rounded down to the nearest whole share. See “—Conversion of Certain Restricted Stock Units and Performance Share Awards.” Each share subject to a rollover award is then multiplied by the average closing price of Centene common stock over the five trading days beginning on July 6, 2015.
(4)	Mr. Foley retired from the Health Net Board immediately prior to Health Net’s Annual Meeting of Stockholders on May 7, 2015 but continues to serve on the board of directors of a subsidiary of Health Net.
(5)	Mr. Miller was designated and appointed to serve as a member of the Health Net Board effective as of March 12, 2015.
(6)	Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement as of September 3, 2014 with Health Net to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”
(7)	Ms. Bouchard stepped down from her role as Senior Vice President, General Counsel and Secretary on March 31, 2015, and ceased serving as an executive officer of Health Net on such date. Ms. Bouchard assumed the role of Special Counsel until May 26, 2015, the effective date of her retirement from Health Net. See “—Potential Severance Payments in Connection with the Merger.”
(8)	Ms. Clarey ceased serving as an executive officer of Health Net on February 21, 2014.
(9)	Effective as of July 1, 2015, Ms. Mayhew stepped down from her role as Senior Vice President, Organization Effectiveness and ceased serving as an executive officer of Health Net on such date. Ms. Mayhew continued serving as an employee until August 15, 2015, the effective date of her retirement, and began serving as a consultant to Health Net on August 16, 2015 pursuant to the terms of a consulting agreement. See “—Potential Severance Payments in Connection with the Merger.”
(10)	Mr. Ortiz was named Senior Vice President, Organization Effectiveness and Chief People Officer of Health Net effective June 29, 2015.
(11)	Ms. Waters became Senior Vice President, General Counsel and Secretary of Health Net on April 27, 2015.

2015 Annual Bonus Payments

Pursuant to the terms of the merger agreement, Health Net’s 2015 Management Incentive Plan, which is referred to as the MIP, which is a cash incentive plan pursuant to which certain employees, including the executive officers, are eligible to receive bonus payments, will be funded at $35,000,000. If the closing of the merger occurs prior to the time that annual bonuses have been paid under the MIP, then annual bonus payments will be made to each employee on or as soon as practicable after the closing of the merger in an amount determined by Health Net based on each employee’s performance and the terms and conditions of the MIP. The amount of any such payments to be made to Health Net’s executive officers has not yet been determined.

Potential Severance Payments in Connection with the Merger

Health Net has entered into employment agreements with Jay Gellert, James Woys, Juanell Hefner, Steven Sell, Steven Tough, Patricia Clarey, Scott Law, Andrew Ortiz, and Kathleen Waters. Although these agreements provide that an executive’s employment with Health Net may be terminated by either the executive or by Health Net at any time and for any reason, with or without notice, they do provide for certain payments and benefits in the event of the executive’s termination of employment without Cause (as defined below) or for Good Reason (as defined below) in connection with or for a period of time following a change in control. In general, these benefits include lump-sum payments equal to a multiple of base salary and continued employer paid health and welfare benefit coverage for a certain defined term. Generally, the severance and change in control provisions of Health Net’s executive employment agreements are very similar. However, the terms of Mr. Gellert’s employment agreement vary somewhat, and therefore are discussed separately below.

Under the terms of each executive officer’s employment agreement, in order to receive severance benefits, a terminated executive (or his or her beneficiaries or estate, as applicable) must execute a waiver and release of claims substantially in the form prescribed by their agreement.

The merger will constitute a “change in control” under each employment agreement.

The current employment agreements for Mr. Gellert, Mr. Woys, Ms. Clarey, Mr. Ortiz and Ms. Waters became effective on December 3, 2008, December 3, 2008, April 12, 2014, May 8, 2015, and March 18, 2015, respectively. In February 2015, Health Net, Inc. and each of Ms. Hefner, Mr. Law, Mr. Sell and Mr. Tough entered into an amended and restated employment agreement. The terms of each of these amended and restated employment agreements became effective as of October 2014.

Severance Terms of Employment Agreements with Health Net’s Executive Officers (other than Mr. Gellert)

If, at any time within two years after the merger, the surviving corporation terminates the employment of Mr. Woys or Ms. Clarey without Cause or Mr. Woys or Ms. Clarey voluntarily terminates his or her employment for Good Reason (as defined below), he or she will be entitled to receive:

•	a one-time lump sum payment equivalent to 36 months of his or her then-current annual base salary;

•	benefit continuation for the executive and his or her dependents for an initial period of 18 months; and

•	payment of COBRA premiums for an additional 18-month period provided he or she properly elects to continue those benefits under COBRA.

If, at any time within two years after the merger, the surviving corporation terminates the employment of Ms. Hefner, Mr. Law, Mr. Sell, Mr. Ortiz, or Ms. Waters without Cause or Ms. Hefner, Mr. Law, Mr. Sell, Mr. Ortiz, or Ms. Waters voluntarily terminates his or her employment for Good Reason (as defined below), he or she will be entitled to receive:

•	a one-time lump sum payment equivalent to 24 months of his or her then-current annual base salary;

•	benefit continuation for the executive and his or her dependents for an initial period of six months; and

•	payment of COBRA premiums for an additional 18-month period provided he or she properly elects to continue those benefits under COBRA.

If, at any time within two years after the merger, the surviving corporation terminates Mr. Tough’s employment without Cause or Mr. Tough voluntarily terminates his employment for Good Reason (as defined below), he will be entitled to receive:

•	a one-time lump sum payment equivalent to 24 months of his then-current annual base salary; and

•	continued grandfathered lifetime medical, dental and vision health benefits for himself and his dependents.

The change in control severance payments and benefits for Mr. Woys, Ms. Hefner, Mr. Sell, Ms. Clarey, Mr. Law, Mr. Ortiz, and Ms. Waters will be forfeited in the case of a voluntary termination by the executive for Good Reason if the surviving corporation requests in writing, prior to his or her resignation, that he or she continue in its employ for up to 90 days following the change in control, and he or she voluntarily leaves its employ prior to the expiration of the extended period. The agreement with Mr. Tough has a substantially similar provision, except that Mr. Tough would continue to receive the grandfathered lifetime medical, dental and vision health benefits for himself and his dependents.

In the event that Mr. Woys, Ms. Hefner, Mr. Sell, Mr. Tough, Ms. Clarey, Mr. Law, Mr. Ortiz, or Ms. Waters voluntarily terminate their employment at any time (other than for Good Reason within two years after the merger), or the surviving corporation terminates the executive for Cause, the executive would not be eligible to receive any of the severance benefits provided under his or her employment agreement, except that Mr. Tough would continue to receive the grandfathered lifetime medical, dental and vision health benefits for himself and his dependents.

With respect to Mr. Woys, if the severance and change in control payments and benefits provided under his employment agreement or otherwise constitute “parachute payments” under Section 280G of the Code, and if at least $50,000 of such payments are subject to the excise tax imposed by Section 4999 of the Code, he is entitled to receive (i) a payment sufficient to pay those excise taxes and (ii) an additional payment sufficient to pay the taxes arising as a result of that payment (to which we refer to together as a Gross-Up Payment). If the amount of such “parachute payments” subject to excise taxes does not exceed $50,000, no Gross-Up Payment will be paid and the severance payments will be reduced (if necessary, to zero) so that no portion of the severance payments is subject to the imposition of excise taxes.

With respect to Ms. Hefner, Mr. Tough, Mr. Sell, Mr. Law, Mr. Ortiz, or Ms. Waters, to the extent that any severance and change in control payments and benefits provided under his or her employment agreement or otherwise constitute “parachute payments” then such payments and benefits shall be “cut-back” or reduced to the extent necessary such that no portion of the payments and benefits is subject to the imposition of excise taxes, but only if the net amount of such payment and benefits, as so reduced (and after subtracting any additional taxes due on such reduced payments and benefits) is greater than or equal to the net amount of such payments and benefits without such reduction (but after subtracting the net amount of excise taxes and all additional taxes due on such unreduced payments and benefits).

With respect to Mr. Woys, Ms. Hefner, Mr. Tough, Mr. Sell, Ms. Clarey, Mr. Law, Mr. Ortiz, and Ms. Waters, “Good Reason” under the applicable employment agreement generally means (i) a substantial reduction in the scope of the executive’s authority, duties or responsibilities with the surviving corporation, other than in connection with a termination due to disability, normal retirement, for Cause or by the executive voluntarily other than for Good Reason; (ii) a material reduction in compensation (i.e., base salary and/or annual target bonus); (iii) a relocation of more than 50 miles (provided that such proposed relocation results in a materially greater commute for the executive); or (iv) Health Net’s failure to provide for the surviving corporation to assume Health Net’s obligations under the executive’s employment agreement; provided, however, that the executive must provide Health Net or the surviving corporation notice of the existence of the condition described above within 90 days of the initial existence of the condition, upon the notice of which Health Net or the surviving corporation will have 30 days during which it may remedy the condition, and the executive’s date of termination must occur no later than 75 days after the initial occurrence of the event constituting Good Reason.

With respect to Mr. Woys, Ms. Hefner, Mr. Tough, Mr. Sell, Ms. Clarey, Mr. Law, Mr. Ortiz, and Ms. Waters, “Cause” is generally defined under the applicable employment agreement as (i) an act of dishonesty causing harm to the surviving corporation or any of its affiliates; (ii) the material breach of the Code of Conduct or ethics and compliance procedures; (iii) habitual drunkenness or narcotic drug addiction; (iv) conviction of a felony or a misdemeanor involving moral turpitude; (v) willful refusal to perform or gross neglect of duties; (vi) the willful breach of any law that, directly or indirectly, affects the surviving corporation or its affiliates; (vii) a material breach by the executive following a change in control of those duties and responsibilities that do not differ in any material respect from the executive’s duties and responsibilities during the 90-day period immediately prior to such change in control (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on the executive’s part, committed in bad faith or without reasonable belief that such breach is in the surviving corporation’s best interests and which is not remedied in a reasonable period of time after receipt of written notice from the surviving corporation specifying such breach, or (viii) breach of the executive’s obligations under his employment agreement (or under any other policy) to protect the surviving corporation’s proprietary and confidential information.

Severance Terms of Mr. Gellert’s Employment Agreement

If, during a two-year period following the merger, the surviving corporation terminates Mr. Gellert without cause or he voluntarily resigns for Good Reason, as defined below (and gives the surviving corporation at least 14 days’ prior written notice of such resignation and otherwise complies with the timing requirements noted below), he will be entitled to a lump sum payment of $6,000,000, and any stock options which vested prior to his termination will continue to remain exercisable for two years following his date of termination or until the options’ general termination date, whichever is shorter.

If the severance and change in control payments and benefits provided under Mr. Gellert’s agreement or otherwise constitute “parachute payments” under Section 280G of the Code, and at least $50,000 of such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Gellert will receive a Gross-Up Payment. If the amount of such “parachute payments” subject to excise taxes does not exceed $50,000, no Gross-Up Payment will be paid and Mr. Gellert’s severance payments will be reduced (if necessary, to zero) so that no portion of the severance payments is subject to the imposition of excise taxes.

For purposes of Mr. Gellert’s agreement only, the term “Good Reason” means that any of the following occurs, without Mr. Gellert’s consent, within two years following the effective date of the merger, (i) a material reduction in Mr. Gellert’s duties, responsibilities, salary or status; or (ii) his relocation outside California; provided, however, that Mr. Gellert must provide the surviving corporation notice of the existence of the condition described above within 90 days of the initial existence of the condition, upon the notice of which the surviving corporation will have 30 days during which it may remedy the condition.

Change in Control Severance Plan

In connection with entering into the merger agreement, the compensation committee of the Health Net Board adopted the Health Net, Inc. Change in Control Severance Plan (which we refer to as the Change in Control Severance Plan). The Change in Control Severance Plan becomes effective upon the consummation of a change in control. The merger will constitute a “change in control” under the Change in Control Severance Plan.

If an individual who is otherwise eligible to participate in the Change in Control Severance Plan, including an executive officer, has an employment agreement that provides for severance, the individual will only receive payments and benefits under the Change in Control Severance Plan if they are better than those provided under the applicable employment agreement. All executive officers currently employed by Health Net will only receive severance payments and benefits under the Change in Control Severance Plan during the two year period following the merger if the executive officer’s employment terminates and such termination does not constitute an involuntary termination without Cause or resignation for Good Reason pursuant to the terms of the executive officer’s employment agreement but does constitute an involuntary termination without Cause or due to a Reduction in Force or a resignation for Good Reason pursuant to the terms of the Change in Control Severance Plan.

The Change in Control Severance Plan provides that if, after the merger, the surviving corporation terminates an executive officer’s employment without Cause or due to a Reduction in Force (as defined below), or he or she voluntarily terminates employment for Good Reason (as defined below) and the benefits to be provided to the executive officer are better than those provided under the executive officer’s applicable employment agreement, if any, then such executive officer will be entitled to receive:

•	a one-time lump sum payment equivalent to 12 months of his or her then-current annual base salary;

•	payment of COBRA premiums for a 12-month period provided he or she properly elects to continue those benefits under COBRA; and

•	outplacement services and/or career transition services.

In the event that an executive officer voluntarily terminates his or her employment at any time (other than for Good Reason), or the surviving corporation terminates the executive officer for Cause, the executive officer would not be eligible to receive any of the severance benefits provided under the Change in Control Severance Plan.

To the extent that any severance and change in control payments and benefits provided to a participant in the Change in Control Severance Plan, whether under the Change in Control Severance Plan or otherwise, constitute “parachute payments” then such payments and benefits shall be “cut-back” or reduced to the extent necessary such that no portion of the payments and benefits is subject to the imposition of excise taxes, but only if the net amount of such payment and benefits, as so reduced (and after subtracting any additional taxes due on such reduced payments and benefits) is greater than or equal to the net amount of such payments and benefits without such reduction (but after subtracting the net amount of excise taxes and all additional taxes due on such unreduced payments and benefits).

To receive severance payments and benefits under the Change in Control Severance Plan, a terminated executive must execute a waiver and release of claims substantially in the form used by Health Net immediately prior to the merger. For the two year period following the effective time of the merger, no amendment or termination of the Change in Control Severance Plan shall impair any rights or obligations to a participant unless the participant consents to such amendment or termination.

For purposes of the Change in Control Severance Plan, “Good Reason” generally means any of the following which occurs without a participant’s prior written consent: (i) a relocation of a participant’s principal place of employment by more than 50 miles from the participant’s place of work immediately prior to the effective time of the merger, (ii) a material diminution of a participant’s base compensation as in effect immediately prior to the effective time of the merger or (iii) with respect to employees at the level of director or above, a material diminution of responsibilities as in effect immediately prior to the effective time of the merger; provided that, the participant must provide notice of the existence of the condition constituting Good Reason within 90 days of the initial existence of the condition, upon the notice of which the surviving corporation will have 30 days during which it may remedy the condition, and the participant must terminate employment no later than one year after the initial occurrence of the event constituting Good Reason.

For purposes of the Change in Control Severance Plan, “Reduction in Force” means changes in the surviving corporation’s operations that result in elimination of a participant’s position, and “Cause” means, without limitation, and as determined by the surviving corporation in its sole discretion, (i) an act of dishonesty by a participant that causes harm to the surviving corporation; (ii) a knowing disclosure by a participant of confidential information relating to the surviving corporation’s business; (iii) habitual drunkenness or narcotic drug addiction; (iv) conviction of a felony; (v) breach of the surviving corporation’s policies and procedures; (vi) refusal to perform or failure to adequately perform assigned duties; or (vii) a willful breach by a participant of any law that, directly or indirectly, affects the surviving corporation.

Consulting Agreement with Ms. Mayhew

Ms. Mayhew was not eligible to receive severance compensation in connection with her termination of employment. Pursuant to a consulting agreement between Ms. Mayhew and Health Net dated as of August 12, 2015, following Ms. Mayhew’s retirement on August 15, 2015, Ms. Mayhew continues to provide services as a consultant to Health Net. Ms. Mayhew’s consulting services include providing assistance with enterprise transition and integration in connection with the merger, and Ms. Mayhew receives compensation at a rate of $31,250 per month in respect of her consulting services. If Ms. Mayhew successfully continues to provide consulting services through the closing of the merger, Health Net will pay Ms. Mayhew a success fee in an amount in its discretion, of up to $2,500,000. To receive any such success fee, Ms. Mayhew must execute a waiver and release of claims, substantially in the form prescribed by Health Net. Ms. Mayhew’s consulting agreement also provides that Health Net will indemnify Ms. Mayhew in respect of the consulting services to the same extent as such indemnification is provided to executive officers of the Company and only to the extent permitted by law.

Severance Terms of Mr. Capezza’s Employment Agreement

Mr. Capezza’s service as a consultant to Health Net following his service as an executive officer terminated on December 31, 2014. He has already received his severance compensation in connection with his prior termination and is not entitled to further compensation in connection with the merger.

Severance Terms of Ms. Bouchard’s Employment Agreement

Ms. Bouchard was not eligible to receive severance compensation in connection with her termination of employment and is not entitled to further compensation in connection with the merger.

Other Potential Payments

Additional amounts become payable to executive officers upon their termination of employment pursuant to certain Health Net deferred compensation plans and arrangements; however, these amounts become payable without regard to the occurrence of the merger. In addition, certain non-executive directors have deferred receipt of restricted stock units which vested prior to the merger. These vested restricted stock units are payable upon the earlier of a specified date, change in control of Health Net (which includes the merger) and termination of the director’s service. These vested restricted stock units will become distributable upon the closing of the merger.

Except as more fully described above under “—Accelerated Vesting of Certain Awards and Benefits—Stock Options”, “—Accelerated Vesting of Certain Awards and Benefits—Restricted Stock Units and Performance Share Awards”, “—2015 Annual Bonus Payments”, “—Consulting Agreement with Ms. Mayhew” and “ —Other Potential Payments”, no compensation is payable to the executive officers prior to, or upon the effectiveness of, the merger, in the absence of termination of employment.

Quantification of Potential Payments

The severance payments and benefits to each executive officer that are described above are set forth in the table below, assuming the closing of the merger occurred on September 14, 2015, which is the latest practicable date prior to the filing of this proxy statement, and such executive officer’s employment is terminated by the executive officer for Good Reason or by the surviving corporation without Cause (which we refer to as a Qualifying Termination) immediately after the closing of the merger. Payments included in the table set forth below assume that severance payments and benefits are provided under the applicable officer’s employment agreement rather than under the Change in Control Severance Plan.

Payments Upon a Change in Control and a Qualifying Termination

Name	Cash (1)	Perquisites / Benefits (2)	Tax Reimbursement (3)	Total
Jay M. Gellert	$6,000,000	$—	$—	$6,000,000
James E. Woys	$2,363,514	$126,015	$—	$2,489,529
Juanell Hefner	$1,092,701	$11,476	$—	$1,104,177
Steven J. Sell	$1,114,608	$64,496	$—	$1,179,104
Steven D. Tough	$1,153,646	$717,943	$—	$1,871,589
Joseph C. Capezza, CPA (4)	$—	$—	$—	$—
Angelee F. Bouchard (5)	$—	$—	$—	$—
Patricia T. Clarey (6)	$1,341,306	$—	$—	$1,341,306
Scott D. Law	$1,075,372	$13,976	$—	$1,089,348
Karin D. Mayhew (7)	$—	$—	$—	$—
Andrew R. Ortiz (8)	$800,000	$53,518	$—	$853,518
Kathleen A. Waters (9)	$1,090,000	$84,552	$—	$1,174,552

(1)	Amounts shown reflect cash severance payments under the executive officer’s employment agreement.
(2)	Amounts shown include continuation of health benefits and employer-paid COBRA premiums. The amounts associated with health benefits are calculated using 2015 enrollment rates and severance agreement terms.
(3)	Amounts shown reflect grandfathered excise tax gross-up benefits under the executive officer’s employment agreement.
(4)	Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement with Health Net as of September 3, 2014 to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”
(5)	Ms. Bouchard stepped down from her role as Senior Vice President, General Counsel and Secretary on March 31, 2015, and ceased serving as an executive officer of Health Net on such date. Ms. Bouchard assumed the role of Special Counsel until May 26, 2015, the effective date of her retirement from Health Net. See “—Potential Severance Payments in Connection with the Merger.”
(6)	Ms. Clarey ceased serving as an executive officer of Health Net on February 21, 2014.
(7)	Effective as of July 1, 2015, Ms. Mayhew stepped down from her role as Senior Vice President, Organization Effectiveness and ceased serving as an executive officer of Health Net on such date. Ms. Mayhew continued serving as an employee until August 15, 2015, the effective date of her retirement, and began serving as a consultant to Health Net on August 16, 2015 pursuant to the terms of a consulting agreement. Upon the closing of the merger, Ms. Mayhew will cease providing services as a consultant and will be eligible to receive a success fee of up to $2,500,000. See “—Potential Severance Payments in Connection with the Merger.”
(8)	Mr. Ortiz was named Senior Vice President, Organization Effectiveness and Chief People Officer of Health Net effective June 29, 2015.
(9)	Ms. Waters became Senior Vice President, General Counsel and Secretary of Health Net on April 27, 2015.

Share Ownership

As of the close of business on September 22, 2015, the most recent practicable date for which such information was available, Health Net’s current non-executive directors and executive officers beneficially owned in the aggregate 2,790,137 shares of Health Net common stock, or 2,953,857 shares of Health Net common stock giving effect to the receipt of shares thereby upon vesting of outstanding equity awards (which for purposes of awards to non-executive directors was calculated consistent with the discussion set forth under “—Accelerated Vesting of Certain Awards and Benefits—Restricted Stock Units and Performance Share Awards”, including footnote 1 to the table therein), in each case, without reduction for any cashless tax withholding of shares, representing approximately 3.55% (or 3.75% giving effect to such vesting of outstanding equity awards) of outstanding Health Net common stock. The numbers and percentages of Health Net common stock owned by Health Net’s current non-executive directors and executive officers as of the record date are not expected to be meaningfully different from the numbers and percentages as of September 14, 2015. Additional details of the voting interests of certain of Health Net’s non-executive directors and executive officers are described under “Security Ownership of Management” in Health Net’s Proxy Statement on Schedule 14A for its Annual Meeting of Stockholders filed with the SEC on March 26, 2015.

Indemnification and Insurance

The merger agreement provides that, for six years following the merger, Centene and the surviving corporation shall provide current and former non-executive directors and officers of Health Net with exculpation, indemnification and advancement of expenses no less favorable than currently provided by Health Net’s Seventh Amended and Restated Certificate of Incorporation, Eleventh Amended and Restated Bylaws or any agreement to which Health Net is a party. In addition, prior to the merger, Health Net will obtain and fully pay for, and, following the merger, Centene and the surviving corporation shall maintain in effect for not less than six years from the closing of the merger, directors’ and officers’ liability insurance and fiduciary liability insurance policies with benefits not materially more favorable than the existing policies maintained by Health Net for current and former officers and non-executive directors with respect to matters occurring at or prior to the closing of the merger; provided, however, that the surviving corporation shall not be required to pay any premium in excess of 250% of the annual premiums paid by Health Net for the existing policies in effect as of July 2, 2015 and may reduce the coverage provided to the maximum obtainable without paying in excess of such amount.

New Compensation Arrangements with Centene

As described under “—Governance of Centene Following Completion of the Merger,” the Centene Board will include as an independent director one of the current Health Net directors.

Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to Centene or the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Centene or the surviving corporation. As of the date of this joint proxy statement/prospectus, no compensation arrangements between such persons and Centene and/or its affiliates have been established.

Golden Parachute Compensation Table

The following tables set forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers (which we refer to as NEOs) of Health Net (i) that is based on or otherwise becomes payable immediately prior to, or upon the effectiveness of, the merger, assuming the closing of the merger occurred on September 14, 2015, which is the latest practicable date prior to the filing of this proxy statement, and (ii) that becomes payable upon the termination of employment of such NEO if such termination is a Qualifying Termination and occurs immediately after the closing of the merger, which reported amounts include such amounts described in the preceding clause (i) payable in connection with the merger, as well as additional amounts payable in connection with the termination.

The payments described in the table below are made pursuant to the arrangements discussed in “—Potential Severance Payments in Connection with the Merger.”

Payments Upon a Change in Control Without a Qualifying Termination

Name	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Tax Reimbursement (4)	Other	Total
Jay M. Gellert	$—	$29,742,384	$—	$—	$—	$29,742,384
James E. Woys	$—	$13,188,107	$—	$—	$—	$13,188,107
Juanell Hefner	$—	$723,500	$—	$—	$—	$723,500
Steven J. Sell	$—	$633,063	$—	$—	$—	$633,063
Steven D. Tough	$—	$3,819,774	$—	$—	$—	$3,819,774
Joseph C. Capezza, CPA (5)	$—	$—	$—	$—	$—	$—

(1)	Amounts shown reflect cash severance payments under the NEO’s employment agreement, none of which are payable absent a Qualifying Termination.
(2)	Amounts shown reflect the value provided in respect of stock options, restricted stock units and performance share awards, as more fully described above under “—Accelerated Vesting of Certain Awards and Benefits—Stock Options” and “—Accelerated Vesting of Certain Awards and Benefits—Restricted Stock Units and Performance Share Awards.” The amount included for purposes of determining the value of stock options is the value set forth in the column entitled “Value of Outstanding Options” of the table under “—Accelerated Vesting of Certain Awards and Benefits—Stock Options”.
(3)	Amounts shown reflect continuation of health benefits and employer-paid COBRA premiums, none of which are payable absent a Qualifying Termination. The amounts associated with health benefits are calculated using 2015 enrollment rates and severance agreement terms.
(4)	Amounts shown reflect grandfathered excise tax gross-up benefits under the NEO’s employment agreement.
(5)	Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement with Health Net as of September 3, 2014 to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”

Payments included in the table set forth below assume that severance payments and benefits are provided under the NEO’s applicable employment agreement rather than under the Change in Control Severance Plan.

Payments Upon a Change in Control and a Qualifying Termination

Name	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Tax Reimbursement (4)	Other	Total
Jay M. Gellert	$6,000,000	$49,202,165	$—	$—	$—	$55,202,165
James E. Woys	$2,363,514	$21,471,638	$126,015	$—	$—	$23,961,167
Juanell Hefner	$1,092,701	$7,784,572	$11,476	$—	$—	$8,888,749
Steven J. Sell	$1,114,608	$4,341,274	$64,496	$—	$—	$5,520,378
Steven D. Tough	$1,153,646	$8,225,997	$717,943	$—	$—	$10,097,586
Joseph C. Capezza, CPA (5)	$—	$—	$—	$—	$—	$—

(1)	Amounts shown reflect cash severance payments under the NEO’s employment agreement.
(2)	Amounts shown reflect the value provided in respect of stock options, restricted stock units and performance share awards, as more fully described above under “—Accelerated Vesting of Certain Awards and Benefits—Stock Options”, “—Accelerated Vesting of Certain Awards and Benefits—Restricted Stock Units and Performance Share Awards” and “—Conversion of Certain Restricted Stock Units and Performance Share Awards”. The amount included for purposes of determining the value of stock options is the value set forth in the column entitled “Value of Outstanding Options” of the table under “—Accelerated Vesting of Certain Awards and Benefits—Stock Options”.
(3)	Amounts shown include continuation of health benefits and employer-paid COBRA premiums. The amounts associated with health benefits are calculated using 2015 enrollment rates and severance agreement terms.

(4)	Amounts shown reflect grandfathered excise tax gross-up benefits under the NEO’s employment agreement.
(5)	Effective as of September 2, 2014, Mr. Capezza stepped down from his role as Executive Vice President, Chief Financial Officer and Treasurer of Health Net and entered into a consulting agreement with Health Net as of September 3, 2014 to assist with the transition of his responsibilities and duties until December 31, 2014. See “—Potential Severance Payments in Connection with the Merger.”

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Health Net and its subsidiaries’ current and former directors and officers. See “The Merger—Interests of Directors and Executive Officers in the Merger—Indemnification and Insurance” beginning on page 120 for information about these rights.

Accounting Treatment

Centene prepares its financial statements in accordance with GAAP. The transaction will be accounted for by applying the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations, or ASC 805, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the surviving corporation, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the fact that current Centene Board members will represent a majority of the directors of the Centene Board immediately following completion of the transaction, Centene stockholders will own approximately 71% of the stock of the surviving corporation with Health Net stockholders receiving a premium (as of the date preceding the transaction announcement) over the fair market value of their shares on such date, as well as other terms of the transaction, Centene is considered to be the acquirer of Health Net for accounting purposes.

Accordingly, Centene will allocate the purchase price to the fair value of Health Net’s assets and liabilities at the acquisition date. To the extent the net fair value of the assets acquired and liabilities assumed is less than the purchase price, goodwill will be recognized for the difference. Currently, the preliminary purchase price allocation indicates that goodwill will be recognized because the preliminary net fair value of the assets to be acquired and liabilities to be assumed is less than the preliminary purchase price.

All unaudited pro forma condensed combined consolidated financial statements contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the transaction is completed and after completion of an analysis to determine the estimated net fair value of Health Net’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of Health Net as compared to the unaudited pro forma information included in this joint proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the transaction.

Regulatory Approvals Required for the Merger

To complete the merger, Centene and Health Net must obtain approvals or consents from, or make filings with, a number of United States federal, state and foreign antitrust, health care and insurance regulators and other regulatory authorities. We describe below the material United States federal, state and foreign approvals. In addition, either prior to or following the completion of the merger, Centene or Health Net will be required to make change of control notification filings with various state regulators pursuant to applicable insurance and health care laws and regulations. Centene and Health Net are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those we describe below. If additional approvals, consents and filings are required to complete the transaction, Centene and Health Net intend to seek such consents and approvals and make such filings.

Centene and Health Net expect to complete the transaction by early 2016. Although Centene and Health Net believe that they will receive the required consents and approvals described below to complete the transaction, we cannot give any assurance as to the timing of these consents and approvals or as to Centene’s and Health Net’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that we will obtain such consents or approvals on terms and subject to conditions satisfactory to Centene and Health Net. The receipt of the regulatory approvals (as described hereinafter) is a condition to the obligation of each of Centene and Health Net to complete the merger. Additionally, receipt of such regulatory approvals without the imposition of, or any governmental authority seeking to impose, any Burdensome Condition is a condition to the obligation of Centene to complete the merger. For more information about the circumstances which may constitute Burdensome Conditions, see the section entitled “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts” beginning on page 150.

Hart-Scott-Rodino Antitrust Improvements Act

The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until required information has been furnished to the DOJ and the FTC and until certain waiting periods have been terminated, have expired or approval has been obtained. The HSR Act requires Centene and Health Net to observe a 30-day waiting period after the submission of their HSR filings before consummating their transaction, unless the waiting period is terminated early.

On July 17, 2015, each of Centene and Health Net filed a Notification and Report Form under the HSR Act with the DOJ and the FTC, which filings started the initial 30-day waiting period required by the HSR Act. On August 11, 2015, early termination of the waiting period under the HSR Act was granted by the FTC and the DOJ.

Other Regulatory Approvals

The merger requires approval (or non-objection, grant of exemption or, in certain circumstances, alternative resolution, as the case may be) from (i) state insurance regulators in the States of Arizona, California and Oregon for the “change of control” of Health Net’s U.S. domiciled insurance company subsidiaries, (ii) the Department of Managed Health Care of the State of California with respect to the change of control for Health Net’s Knox-Keene licensed health care service plan subsidiaries, (iii) the Health Care Cost Containment System of the State of Arizona with respect to a “change in ownership” for Health Net’s Medicaid Acute Care Health Plan in the State of Arizona, (iv) the Department of Banking and Insurance of the State of New Jersey with respect to the “material modification” to Health Net’s subsidiary licensed as an “organized delivery system” in the State of New Jersey and (v) the Insurance Department of the State of Texas with respect to the change of control of Health Net’s subsidiary licensed as a third party administrator in Texas. In addition, the merger requires receipt of a response letter from the Department of Insurance of the State of Missouri confirming that the merger falls below the threshold requirements for filing a Form E (pre-acquisition notification form regarding the potential competitive impact of a proposed merger) in Missouri, as well as a grant of (public company) exemption from approval requirements for a change of control of Health Net’s Cayman Islands domiciled insurance company subsidiaries from the Cayman Islands Monetary Authority. To obtain these approvals, Centene, or the applicable Health Net subsidiary, as the case may be, has filed acquisition of control and material modification or similar statements, notices or applications, as required by the insurance and health care laws and regulations of each applicable state or jurisdiction. In addition, either prior to or following the completion of the merger, Centene or Health Net will be required to make change of control notification filings with various state regulators pursuant to applicable insurance and health care laws and regulations (none of which such notification filings are conditions to the completion of the merger). Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets or membership or requirements that may be considered a Burdensome Condition under the merger agreement, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by the stockholders of Centene or Health Net and the completion of the merger.

To date, the exemptions from regulators in Missouri and the Cayman Islands referenced above have been obtained.

Treatment of Health Net’s Existing Debt; Financing

There is no financing condition to the merger and the merger is not conditioned upon the funding of the Financing, as described herein.

In connection with the merger, the parties intend to terminate Health Net’s existing revolving credit facility. In addition, Health Net agreed to use its reasonable best efforts to cooperate with Centene to conduct the Consent Solicitation with respect to the 2017 Notes to obtain from the requisite holders thereof an agreement to amend the defined term “Change of Control” in the 2017 Notes to provide that that the merger will not constitute a “Change of Control.” Health Net commenced such consent solicitation on August 3, 2015 and received the requisite consents on August 12, 2015. Following the receipt of the requisite consents, the amendments became effective on August 14, 2015.

Centene has agreed to pay or reimburse Health Net for financing the Consent Solicitation. Centene has obtained a commitment letter from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Barclays Bank PLC, Citibank, N.A., Citigroup Global Markets Inc., SunTrust Bank, SunTrust Robinson Humphrey, Inc., Fifth Third Bank, Regions Bank, Regions Capital Markets, a Division of Regions Bank, U.S. Bank, National Association, U.S. Bancorp Investments, Inc., Morgan Stanley Senior Funding, Inc. and The PrivateBank and Trust Company, which is referred to as the Financing Commitment, to fund up to $1 billion under a new revolving credit facility and $2.67 billion under a senior bridge facility to consummate the merger. The Financing is subject to customary conditions and will be unsecured. The Financing Commitments will terminate on the date that is the earlier of (a) consummation of the merger, (b) the termination of the merger agreement and (c) one business day after the “Outside Date,” which is July 2, 2016.

Treatment of Health Net Stock Options and Other Stock-Based Awards

Stock Options

Upon completion of the merger, each outstanding Health Net stock option will be cancelled in exchange for:

•	A cash payment of $28.25 for each share of Health Net common stock subject to the option, generally reduced by an amount of cash equal to any applicable withholding taxes; and

•	A distribution of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of Health Net common stock subject to the option, generally reduced by a number of shares of Centene common stock with a Centene stock value equal to the aggregate exercise price of the option.

If the amount of cash that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. If the number of shares of Centene common stock that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the option exercise price, then the amount of cash that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. Any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

Restricted Stock Units and Performance Share Awards

Upon completion of the merger:

•	Each outstanding Health Net restricted stock unit and performance share award that either (i) is vested in accordance with its vesting schedule as of the completion of the merger or (ii) becomes vested under its terms solely as a result of the completion of the merger will be cancelled in exchange for a cash payment per share subject to the award of $28.25 and a distribution per share subject to the award of 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock.

Any applicable withholding taxes resulting from this treatment of vested Health Net restricted stock units and performance share awards will be satisfied by reducing the amount of cash that would otherwise be provided to the holder of the vested award, but if the amount of that cash is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. Any fractional shares of Centene common stock will be treated as set forth in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

•	Each outstanding Health Net restricted stock unit and performance share award that is not vested in accordance with its vesting schedule as of the completion of the merger and does not otherwise become vested under its terms solely as a result of the completion of the merger will be converted into an award relating to a number of shares of Centene common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Health Net common stock that were issuable upon the vesting of such award immediately prior to the effective time of the merger, multiplied by (ii) the rollover award exchange ratio, as described hereinafter, but will otherwise remain outstanding subject to the same terms and conditions (including time-based vesting conditions) as applied to the award immediately prior to the completion of the merger. However, any outstanding performance criteria relating to converted Health Net performance share awards will be deemed to have been achieved at the target level. The “rollover award exchange ratio” is equal to the sum of (x) 0.622 and (y) the quotient of (1) $28.25 divided by (2) the Centene stock value.

Appraisal Rights

Centene Stockholders Appraisal Rights

Under Delaware law, Centene stockholders will not be entitled to any appraisal rights in connection with the merger, the subsequent merger or any other transactions described in this joint proxy statement/prospectus.

Health Net Stockholders Appraisal Rights

Record holders of Health Net common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which is referred to as Section 262, holders of shares of Health Net common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the effective time of the merger, which is referred to as the completion of the merger, judicially determined and paid to them in cash by complying with the provisions of Section 262. Health Net is required to send a notice to that effect to each stockholder not less than 20 days prior to the Health Net special meeting. This joint proxy statement/prospectus constitutes that notice to the record holders of Health Net common stock.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex G. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex G. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Stockholders of record who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the adoption of the merger agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Secretary of Health Net before the vote on the adoption of the merger agreement at the Health Net special meeting, (iii) continuously hold the shares of record from the date of making the demand through completion of the merger and (iv) otherwise comply with the requirements of Section 262.

Only a holder of record of Health Net common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Health Net of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Health Net, Inc., 21650 Oxnard Street, Woodland Hills, California 91367, Attention: Kathleen A. Waters, Senior Vice President, General Counsel and Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address. The written demand must reasonably inform Health Net that the stockholder intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Health Net prior to the vote on the Merger proposal at the Health Net special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the adoption of the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of Health Net common stock in favor of adoption of the merger agreement. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement and will cause the stockholder’s right of appraisal to be lost. Therefore, a stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the adoption of the merger agreement or affirmatively register an abstention with respect thereto.

Within 120 days after completion of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. There is no present intent on the part of Health Net as the surviving corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after completion of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Health Net common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for appraisal is duly filed by a Health Net stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Health Net common stock and with whom agreements as to the value of their shares of Health Net common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Health Net common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the date the merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the merger is completed and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of Centene and Health Net reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Health Net common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the merger, any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after completion of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to completion of the merger.

Within 10 days after the effective time of the merger, the surviving corporation must give notice of the date that the merger became effective to each of Health Net’s stockholders who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the merger agreement and who has otherwise complied with Section 262. At any time within 60 days after completion of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and Centene common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the merger consideration as provided for in the merger agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex G to this joint proxy statement/prospectus.

Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

NYSE Listing of Centene Common Stock; Delisting and Deregistration of Health Net Common Stock

Prior to the completion of the merger, Centene has agreed to use its reasonable best efforts to cause the shares of Centene common stock to be issued in the merger to be approved for listing on the NYSE subject to official notice of issuance. The listing of the shares of Centene common stock is also a condition to completion of the merger.

If the merger is completed, Health Net common stock will cease to be listed on the NYSE and Health Net common stock will be deregistered under the Exchange Act.

Litigation Relating to the Merger

In connection with the merger, two purported Health Net stockholders filed two putative class action lawsuits in the Court of Chancery of the State of Delaware seeking to enjoin the merger, and other relief. The lawsuits are captioned Larkin v. Gellert et al., C.A. No. 11349-VCL (Del. Ch.) and Sachs Investment Group v. Health Net, Inc., et al., C.A. No. 11385-VCL (Del. Ch.). The defendants in the lawsuits are Health Net, Centene, the Merger Subs and the members of the Health Net Board. On August 31, 2015, the Court entered an order consolidating the two actions as In re Health Net, Inc. Stockholders Litigation, Consol. C.A. No. 11349-VCL, and appointing lead counsel for the consolidated action. On September 1, 2015, plaintiffs in the consolidated action filed a consolidated amended complaint. The amended complaint alleges, among other things, that the merger consideration is inadequate, that the process culminating in the merger was flawed, that the directors of Health Net breached their fiduciary duties in connection with the merger, and that Centene and the Merger Subs aided and abetted the breaches of fiduciary duty. The amended complaint also alleges that the Form S-4 Registration Statement filed on August 19, 2015 contains material misstatements and omits material information. The defendants have not yet responded to the amended complaint.

U.S. Federal Income Tax Consequences

The following is a general discussion of the principal U.S. federal income tax consequences of the merger and the subsequent merger (collectively, the “mergers”) to U.S. holders (as defined below) of Health Net common stock that exchange their Health Net common stock for Centene common stock and cash in the merger.

This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders of Health Net common stock that hold their Health Net common stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or real estate mortgage investment conduit;

•	a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of shares of Health Net common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of shares of Health Net common stock that received Health Net common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of shares of Health Net common stock that has a functional currency other than the U.S. dollar;

•	a holder of shares of Health Net common stock that holds Health Net common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Health Net common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Health Net common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds shares of Health Net common stock, and any partners in such partnership, should consult their own tax advisors with respect to the tax consequences of the mergers in their specific circumstances.

The tax consequences of the mergers will depend on your specific situation. You should consult your own tax advisor as to the tax consequences of the mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of changes in those laws.

Tax Consequences of the Mergers

Centene and Health Net intend for the mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The completion of the subsequent merger is conditioned on Health Net receiving an opinion from its counsel, Morgan Lewis, with a copy delivered to Centene, to the effect that the mergers, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to either party’s obligation to complete the merger that Health Net receive such opinion or that the mergers, taken together, be treated as a reorganization. If Morgan Lewis does not deliver such opinion, then the subsequent merger will not occur, and the merger will be a taxable transaction as described under “—Tax Consequences if the Subsequent Merger Does Not Occur or the Mergers Do Not Qualify as a Reorganization Described in Section 368(a) of the Code.” If the opinion is delivered, it will be based, and the discussion under “—Tax Consequences if the Subsequent Merger Occurs and the Mergers Qualify as a Reorganization Described in Section 368(a) of the Code” is based, on the facts, representations, warranties and covenants contained in representation letters to be provided by Centene and Health Net to Morgan Lewis, and on customary factual assumptions set forth in Morgan Lewis’ opinion. The opinion of Morgan Lewis, if delivered, will not be binding on the Internal Revenue Service or any court. Health Net and Centene have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the mergers and, as a result, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Tax Consequences if the Subsequent Merger Occurs and the Mergers Qualify as a Reorganization Described in Section 368(a) of the Code

If the opinion of Morgan Lewis is delivered and the subsequent merger occurs, the merger and the subsequent merger, taken together, are intended to qualify as a reorganization described in Section 368(a) of the Code for U.S. federal income tax purposes. Assuming that the merger and the subsequent merger, together, are so treated, the principal U.S. federal income tax consequences of the mergers to U.S. Holders of Health Net common stock will be as follows:

•	A U.S. holder will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount, if any, by which the sum of the cash and the fair market value of the Centene common stock received by such U.S. holder exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s shares of Health Net common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder. Such gain will be capital gain (except for gain treated as a dividend, as discussed below) and will be long-term capital gain if the U.S. holder’s holding period in the Health Net common stock surrendered exceeds one year at the effective time of the merger.

•	The aggregate tax basis of the Centene common stock received by a U.S. holder in the merger (including any fractional share deemed received and exchanged for cash, as discussed below) will be the same as the aggregate adjusted tax basis of such U.S. holder’s Health Net common stock exchanged therefor, decreased by the cash received (but excluding any cash received in lieu of a fractional share of Centene common stock) and increased by the amount of any gain recognized by the holder (but excluding any gain resulting from the deemed receipt and redemption of a fractional share of Centene common stock, as discussed below).

•	A U.S. holder’s holding period in the Centene common stock received (including a fractional share of Centene common stock deemed to be received) will include the holding period of the shares of Health Net common stock exchanged for such Centene common stock.

If a U.S. holder acquired Health Net common stock at different times or at different prices, any gain or loss realized will be determined separately with respect to each block of Health Net common stock, and a loss realized (but not recognized) on the exchange of one block of Health Net common stock cannot be used to offset a gain realized on the exchange of another block of Health Net common stock. Any such holder should consult its own tax advisor regarding the manner in which cash and Centene common stock received pursuant to the merger should be allocated among different blocks of Health Net common stock and with respect to identifying the bases or holding periods of particular Centene common stock received in the merger.

A U.S. holder who receives cash instead of a fractional share of Centene common stock generally will be treated as having received such fractional share, and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of such cash received and the portion of the U.S. holder’s aggregate adjusted tax basis of its Health Net common stock surrendered allocable to the fractional share. Such gain or loss will be capital gain or loss (except for gain treated as a dividend, as discussed below) and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Centene common stock deemed to be received exceeds one year at the effective time of the merger.

Under certain circumstances, cash received by a U.S. holder that is also the beneficial owner of Centene common stock may be treated as a dividend for U.S. federal income tax purposes. In general, the determination of whether any gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage stock ownership of Centene (as calculated for U.S. federal income tax purposes). In general, such treatment generally will not apply to a stockholder in a publicly held corporation, such as Centene, whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. These rules are complex and depend upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules should consult its tax advisor as to the application of these rules to its particular facts.

A U.S. holder may be required to retain records related to such holder’s Health Net common stock and file with its U.S. federal income tax return for the taxable year that includes the mergers a statement setting forth certain facts relating to the mergers.

Tax Consequences if the Subsequent Merger Does Not Occur or the Mergers Do Not Qualify as a Reorganization Described in Section 368(a) of the Code

If the subsequent merger does not occur, or if the merger and the subsequent merger, taken together, do not qualify as a reorganization described in Section 368(a) of the Code for U.S. federal income tax purposes, then a U.S. holder of shares of Health Net common stock that exchanges such shares of Health Net common stock for Centene common stock and cash generally will recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including any cash received in lieu of a fractional share of Centene common stock) and the fair market value of the shares of Centene common stock actually received by such U.S. holder and (ii) such

U.S. holder’s adjusted tax basis in the Health Net common stock exchanged therefor. Gain or loss must be calculated separately for each block of Centene common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss so recognized will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Health Net common stock exceeds one year at the effective time of the merger. A U.S. holder’s aggregate tax basis in the Centene common stock received in the merger will equal the fair market value of such shares of Centene common stock as of the effective time of the merger, and the holding period of such Centene common stock will begin on the date after the merger.

Backup Withholding

If you are a non-corporate holder of Health Net common stock you may be subject, under certain circumstances, to backup withholding (currently at a rate of 28%) on any cash payments you receive in the merger. You generally will not be subject to backup withholding if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the Internal Revenue Service Form W-9 or successor form (or appropriate substitute) included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Centene or the exchange agent, as applicable, that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided you timely furnish the required information to the Internal Revenue Service.

Holders of Health Net common stock are urged to consult their own tax advisors with respect to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of changes in those laws.

Restrictions on Sales of Shares of Centene Common Stock Received in the Merger

All shares of Centene common stock received by Health Net stockholders in the merger will be freely tradable for purposes of the Securities Act and the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, except for shares of Centene common stock received by any Health Net stockholder who becomes an “affiliate” of Centene after completion of the merger (such as Health Net directors or executive officers who become directors or executive officers of Centene after the merger). This joint proxy statement/prospectus does not cover resales of shares of Centene common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The rights and obligations of Centene, Health Net, and the Merger Subs, are governed by the express terms and conditions of the merger agreement and not by this summary or any of the other information contained in this joint proxy statement/prospectus. You are urged to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement, the Centene Voting Agreement and the Health Net Voting Agreement contain representations, warranties and covenants by each of the parties to the respective agreements, which were made only for purposes of the respective agreement, as of specified dates. The representations, warranties and covenants in each respective agreement were made solely for the benefit of the parties to such agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Centene, Merger Sub I, Merger Sub II, Health Net or any of their respective subsidiaries or affiliates. Investors are not entitled to rely on the representations and warranties, which are only for the benefit of the parties to the respective agreements. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of each such agreement, which subsequent information may or may not be fully reflected in Centene’s or Health Net’s public disclosures. Each such agreement should not be read alone, but should instead be read in conjunction with the other information regarding the respective agreement, the mergers, Centene, Health Net and their respective affiliates and businesses, which is contained in or incorporated by reference into this joint proxy statement/prospectus, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Centene and Health Net have made or will make with the SEC.

Structure of the Merger

The merger agreement provides, upon the terms and subject to the conditions thereof, for two mergers involving Health Net. First, Merger Sub I will merge with and into Health Net, with Health Net surviving the merger as the surviving corporation and as a direct wholly owned subsidiary of Centene. Immediately following the completion of the merger, and contingent upon Health Net’s receipt before the effective time of the merger of an opinion from Morgan Lewis, its outside legal counsel, that the mergers will constitute a “reorganization” under Section 368(a) of the Code, Health Net, as the surviving corporation, will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as the surviving corporation, and will be named “Health Net, Inc.” As used herein, “surviving corporation” means Health Net following the merger or Merger Sub II following the subsequent merger.

Merger Consideration Received by Health Net Stockholders

At the effective time of the merger, each outstanding share of Health Net common stock (other than (i) shares of Health Net that are owned, directly or indirectly, by Centene, Health Net (including as treasury stock), Merger Sub I or Merger Sub II that will be cancelled upon completion of the merger, (ii) shares underlying Health Net stock options, restricted stock units or performance share awards and (iii) shares with respect to which appraisal rights are properly exercised and not withdrawn, which we collectively refer to as the “Health Net excluded shares”), will be converted into the following, which is referred to as the merger consideration:

•	the right to receive $28.25 in cash, without interest, and

•	0.622 of a validly issued, fully paid and non-assessable share of Centene common stock, provided, that Health Net stockholders will not receive any fractional shares of Centene common stock and will instead receive cash in lieu of any such fractional shares in an amount, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of fractional share interest in Centene common stock to which the holder would otherwise be entitled and (B) the Centene stock value.

Treatment of Health Net Stock Options and Other Stock-Based Awards

Health Net Stock Options

Each Health Net stock option that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested or exercisable, will be cancelled at the effective time of the merger and automatically converted into the right to promptly receive the following:

•	an amount of cash equal to the product of (i) the number of shares of Health Net common stock subject to the Health Net stock option and (ii) $28.25, less any applicable withholding taxes, and

•	a number of shares of Centene common stock equal to (i) the product of (x) the number of shares of Health Net common stock subject to the Health Net stock option and (y) 0.622, less (ii) a number of shares of Centene common stock with a Centene stock value that is equal to the aggregate exercise price of the Health Net stock option, which is referred to as the option exercise price.

If the amount of cash that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. If the number of shares of Centene common stock that would otherwise be provided to a holder of Health Net stock options is not sufficient to cover the option exercise price, then the amount of cash that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. Any resulting fractional shares of Centene common stock will be treated as set forth above in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

Health Net Restricted Stock Units and Performance Share Awards

Each time-based Health Net restricted stock unit granted under a Health Net stock plan, which is referred to as a “restricted stock unit,” and each performance share award granted under a Health Net stock plan, which is referred to as a “performance share award,” that is outstanding immediately prior to the effective time of the merger and either (i) is vested as of immediately prior to the effective time of the merger in accordance with the vesting schedule as in effect on the date of the merger agreement or (ii) becomes vested solely as a result of the consummation of the merger as a result of a non-discretionary vesting acceleration provision contained therein as of the date of the merger agreement, in each case which is referred to as a “vested award,” will be cancelled at the effective time of the merger and automatically converted into the right to receive the merger consideration. Any applicable withholding taxes resulting from this treatment will be satisfied by reducing the amount of cash that would otherwise be provided to the holder of the vested award, but if the amount of that cash is not sufficient to cover the applicable withholding taxes, then the number of shares of Centene common stock that would otherwise be provided to the holder will be reduced to the extent necessary to cover the shortfall. Any resulting fractional shares of Centene common stock will be treated as set forth above in “The Merger Agreement—Merger Consideration Received by Health Net Stockholders.”

As of the effective time of the merger, each restricted stock unit and performance share award that does not qualify as a vested award, which is referred to as “rollover award,” will continue to have, and be subject to, the same terms and conditions (including the vesting schedule) as were applicable to the corresponding rollover award immediately prior to the effective time of the merger, except that (i) each rollover award will relate to that number of shares of Centene common stock (rounded down to the nearest whole share) equal to the product of

(x) the number of shares of Health Net common stock that were issuable upon the vesting of such rollover award immediately prior to the effective time of the merger, multiplied by (y) the rollover award exchange ratio, as described hereinafter, and (ii) the number of shares of Health Net common stock subject to any grant of rollover awards that are performance share awards for which the achievement of the outstanding performance criteria has not occurred in accordance with the terms thereof prior to the effective time of the merger shall be equal to the number of such shares that would be issued upon achievement of the outstanding performance metrics at the target level (and such rollover award will not be subject to any performance metrics). The “rollover award exchange ratio” is the sum of (1) 0.622 and (2) the quotient of (x) $28.25 divided by (y) the Centene stock value.

Closing

Unless another date, time or place is agreed to in writing by Centene and Health Net, the closing of the merger and, if applicable, the second merger, will occur on the later of (i) the third business day after satisfaction (or waiver to the extent legally permissible) of the closing conditions set forth in the merger agreement (except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction or waiver of such conditions) and (ii) the earlier of (a) the date during the marketing period (described below under “—Marketing Period”) to be specified by Centene on no less than two business days’ notice to Health Net and (b) the first business day following the final day of the marketing period.

Marketing Period

The “marketing period” referred to above is the first period of 15 consecutive business days after the date of the merger agreement throughout which (i) Centene has received certain required financial information from Health Net related to financing the merger, which is referred to as the required information, and (ii) the conditions to Centene’s obligation to complete the merger (other than the condition to receive the Centene Stockholder Approval and the Health Net Stockholder Approval) have been satisfied (except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction (or waiver to the extent legally permissible) of such conditions) and nothing has occurred and no condition or state of facts exists that would cause any of the conditions to Centene’s obligation to complete the merger to fail to be satisfied assuming the closing were to be scheduled for any time during such 15 business day period. If the financial statements included in the required information on the first day of such 15 business day period would not be sufficiently current at any point during such period to permit (A) a registration statement filed by Health Net using such financial statements to be declared effective by the SEC on the last day of such 15 business day period and (B) Health Net’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures) on the last day of such 15 consecutive business day period, then a new 15 consecutive business day period will commence upon Centene receiving updated required information that would be sufficiently current to permit such actions on the last day of such 15 business day period. For purposes of the merger agreement, documents with the required information complying with clauses (A) and (B) above are “compliant documents.”

Additionally, the marketing period will be deemed not to have commenced if (i) before the end of the 15 consecutive business day period, Health Net’s independent auditors withdraw its audit opinion with regard to any of the financial statements included in the required information, in which case the marketing period will be deemed not to have commenced unless and until a new unqualified audit opinion with regard to such required information is issued either by such auditors or another “big four” accounting firm or other independent public accounting firm reasonably acceptable to Centene, (ii) Health Net shall have publicly announced any intention to restate any material financial information included in the required information or that any such restatement is under consideration or may be a possibility, in which case the marketing period will be deemed not to have commenced unless and until such restatement has been completed and Health Net’s filings with the SEC have been amended or Health Net has determined that no restatement shall be required under GAAP or (iii) Health Net is late in filing any material report with the SEC required under the Exchange Act, in which case the marketing period shall be deemed not to have commenced at the earliest until such delinquency is cured. Further, (A) if the

15 consecutive business day period has not ended on or before August 21, 2015, it shall not commence before September 8, 2015, (B) such period shall not be required to be consecutive to the extent it would include any date from November 26, 2015 through and including November 29, 2015, (which dates will not count for purposes of the 15 business day period), (C) if such period has not ended on or before December 22, 2015, it shall not commence before January 4, 2016 and (D) in no event shall the marketing period extend beyond July 2, 2016.

Notwithstanding the foregoing, (i) the marketing period will end on any earlier date on which proceeds of financing in connection with the merger are obtained and are sufficient to complete the merger and (ii) whether or not commenced, if the final day of the marketing period would otherwise be later than June 29, 2016, then the final day of the Marketing Period shall be deemed to be June 29, 2016.

Effective Time

The merger will become effective at the time the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such other time agreed upon by Centene and Health Net and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion and Exchange of Health Net Common Stock

The conversion of shares of Health Net common stock, other than the Health Net excluded shares, into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Centene’s exchange agent will mail a letter of transmittal to each holder of record of a certificate (representing shares of Health Net common stock) whose shares of Health Net common stock were converted into the right to receive the merger consideration. The letter of transmittal will specify that delivery will be effected and that risk of loss and title to such certificates will pass, only upon delivery of such certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for surrendering such certificates in exchange for the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of Centene common stock. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. Health Net stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, shares of Health Net common stock will no longer be outstanding and will cease to exist, until surrendered, and each certificate that previously represented shares of Health Net common stock will represent only the right to receive the merger consideration as described above and subject to the terms and conditions set forth in the merger agreement.

Until holders of certificates previously representing Health Net common stock have surrendered their certificates to the exchange agent for exchange, such holders will not receive dividends or distributions on the shares of Centene common stock into which those shares have been converted with a record date after the effective time of the merger. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on shares of Centene common stock they receive as merger consideration with a record date after the effective time of the merger and a payment date on or prior to the date of such delivery, without interest.

Any holder of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration that such holder is entitled to receive pursuant to the merger agreement. In lieu thereof, each holder of record of book entry shares whose shares of Health Net common stock will be converted into the right to receive the merger consideration shall automatically, upon the effective time of the merger, be entitled to receive, and Centene shall cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the merger, the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of Centene common stock. The book entry shares of Health Net common stock held by such holder will be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any book entry shares.

Subject to applicable law, when holders of book entry shares exchange such shares for Centene common stock, they will receive any dividends or other distributions on such shares of Centene common stock with a record date after the effective time of the merger but prior to delivery of such Centene common stock by the exchange agent and a payment date on or prior to the date of such delivery, without interest.

Health Net stockholders will not receive any fractional shares of Centene common stock pursuant to the merger. Instead of receiving any fractional shares, each holder of Health Net common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Centene common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (ii) the Centene stock value.

Centene, Health Net, Merger Sub I, Merger Sub II or the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any person under the merger agreement any amounts required to be deducted and withheld under the Code, or under any provision of state, local or foreign tax law.

All shares of Centene common stock issued pursuant to the merger agreement will be issued in book entry form unless a physical certificate is requested.

Designation of Director

Centene and Health Net have agreed to take all actions necessary to provide that as of immediately following the closing, the Centene Board will have appointed one individual who was a member of the Health Net Board as of July 2, 2015 and who, as of July 2, 2015, qualified as an “independent director” under the NYSE rules. Such individual will be designated by Health Net and will be reasonably acceptable to the Nominating and Corporate Governance Committee of the Centene Board to serve on the Centene Board.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions that do not result in, and would not reasonably be expected to have, a “material adverse effect”). See the definition of “material adverse effect” beginning on page 139 of this joint proxy statement/prospectus. The representations and warranties in the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capitalization and ownership of subsidiaries;

•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•	the unanimous approval and recommendation by such party’s board of directors of the merger agreement and the transactions contemplated by the merger agreement and the inapplicability of anti-takeover laws;

•	required consents and approvals from governmental entities;

•	the absence of any conflicts or violations of organizational documents and other agreements or laws;

•	SEC documents and financial statements;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	absence of certain undisclosed liabilities;

•	conduct of its businesses in the ordinary course and the absence of a material adverse effect;

•	accuracy of information supplied or to be supplied in connection with this joint proxy statement/prospectus;

•	absence of certain legal proceedings, investigations and governmental orders;

•	compliance with applicable laws and governmental orders and corruption laws, filings with regulatory authorities, and compliance with insurance agreements and receipt of necessary approvals;

•	possession of and compliance with required permits necessary for the conduct of such party’s business;

•	employee benefit plan and ERISA matters;

•	employment and labor matters;

•	environmental matters;

•	real property;

•	tax matters;

•	material contracts;

•	intellectual property;

•	health care regulatory matters, including compliance with applicable health care or insurance laws, compliance programs, governmental fines or sanctions, participation and compliance under certain governmental programs, including Medicare and Medicaid, corporate integrity agreements or similar agreements and governmental examination reports, regulated subsidiaries, and policies and premium rates;

•	related party transactions;

•	insurance policies;

•	brokers and transaction-related fees and expenses; and

•	opinions from financial advisors.

For Health Net, the merger agreement contains additional representations and warranties to the effect that the Health Net Board has taken all necessary actions to render the Health Net rights agreement inapplicable to the merger agreement and the transactions contemplated by the merger agreement.

Centene and the Merger Subs have also made certain representations and warranties relating to financing, the validity of the commitment letter and the sufficiency of the funds to be provided under the commitment letter.

Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Centene or Health Net, means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the referenced party to complete the transactions contemplated by the merger agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of the referenced party and its subsidiaries, taken as a whole, except that, for purposes of the definition of “material adverse effect,” none of the following, and no event, change, effect, development, state of facts, condition, circumstance or occurrence resulting from the following shall be taken into account, either alone or in combination, in determining whether a material adverse effect has occurred:

•	any changes in general United States or global economic conditions, except to the extent, and only to the extent, that such changes have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on other companies operating in the industries in which such party and its subsidiaries operate;

•	any changes in the general conditions of the health care, health insurance or managed care industry or any other industry in which such party or any of its subsidiaries operate, except to the extent, and only to the extent, that such changes have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on other companies operating in the industries in which such party and its subsidiaries operate;

•	any decline in the market price or trading volume of the common stock of such party, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of material adverse effect may be deemed to constitute, or taken into account in determining whether there has been, a material adverse effect or whether a material adverse effect would be reasonably expected to occur);

•	any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, except to the extent, and only to the extent, that such changes have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes have on other companies operating in the industries in which such party and its subsidiaries operate;

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of material adverse effect may be deemed to constitute, or taken into account in determining whether there has been, a material adverse effect or whether a material adverse effect would be reasonably expected to occur);

•	the execution and delivery of the merger agreement or the public announcement of the merger agreement, the mergers or any other transaction contemplated by the merger agreement, the taking of any action required or expressly contemplated by the merger agreement, or the failure to take any action expressly prohibited by the merger agreement (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of the merger agreement or the consummation of the transactions contemplated thereby);

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of or by any governmental entity after the date of the merger agreement, except to the extent, and only to the extent, that such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has on other companies operating in the industries in which such party and its subsidiaries operate

•	any change in applicable law or GAAP (or authoritative interpretations thereof), except to the extent, and only to the extent, that such change has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such change has on other companies operating in the industries in which such party and its subsidiaries operate;

•	any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, except to the extent, and only to the extent, that such changes or events have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such changes or events have on other companies operating in the industries in which such party and its subsidiaries operate;

•	any taking of any action at the written request of or with the written consent of the other party;

•	any reduction in the credit rating of a such party or its subsidiaries (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of material adverse effect may be deemed to constitute, or taken into account in determining whether there has been, a material adverse effect or whether a material adverse effect would be reasonably expected to occur);

•	any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions, except to the extent, and only to the extent, that such events have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such events have on other companies operating in the industries in which such party and its subsidiaries operate; or

•	any litigation or legal proceedings arising from allegations of a breach of fiduciary duty or violation of applicable law relating to the merger agreement or the mergers.

The representations and warranties of each of the parties to the merger agreement will expire upon the effective time of the merger.

Covenants and Agreements

Conduct of Business

Each of Centene and Health Net has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between the date of the merger agreement and the effective time of the merger. In general, each of Centene and Health Net has agreed that it will and will cause its subsidiaries to:

•	conduct its business in all material respects in the ordinary course of business consistent with past practice; and

•	to the extent consistent with the prior bullet, use commercially reasonable efforts to (i) preserve intact in all material respects its business organization, (ii) maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its executive officers and key employees on commercially reasonable terms and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and other persons having material business relationships with it and with governmental entities having jurisdiction over its business and operation.

Conduct of Business of Health Net

In addition, without limiting the generality of the foregoing covenants described above, Health Net has agreed that, prior to the completion of the merger or the termination of the merger agreement, unless Centene gives its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed except with respect to certain stock issuances and encumbrances, payment of dividends and incurrence of indebtedness) or as otherwise expressly contemplated or permitted by the merger agreement or as required by law or any governmental entity, it will not and will cause its subsidiaries not to:

•	in the case of Health Net, amend its charter or bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) and, in the case of any subsidiary of Health Net,

amend in any material respect its charter or bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•	issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other lien of (i) any shares of Health Net capital stock or any other securities of Health Net or its subsidiaries, or any rights, warrants, options, calls, restricted stock units, stock appreciation rights, commitments or any other agreements of any character to purchase or acquire any Health Net capital stock or other securities of Health Net or its subsidiaries, or (ii) any other securities in respect of, in lieu of, or in substitution for, any shares of Health Net capital stock or other securities of Health Net or its subsidiaries outstanding on the date of the merger agreement, in each case other than the issuance of shares of Health Net common stock pursuant to the exercise of Health Net stock options and the vesting or distribution of restricted stock units or performance share awards that were outstanding as of the date of the merger agreement or pursuant to the exercise of Health Net stock options and the vesting or distribution of restricted stock units or performance share awards granted after the date of the merger agreement under the Health Net stock plans in accordance with the merger agreement, in either case in accordance with their terms on the date of the merger agreement (or on the date of grant, if later);

•	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Health Net capital stock or other securities of Health Net or its subsidiaries (other than (i) to the extent required or permitted pursuant to the Health Net benefit plans or (ii) pursuant to the Health Net rights agreement), or split, combine, subdivide, consolidate or reclassify any shares of Health Net capital stock;

•	declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of Health Net capital stock or other securities of Health Net or its subsidiaries or otherwise make any payments to its or their stockholders or other equity holders in their capacity as such, other than dividends and distributions by a direct or indirect wholly owned Health Net subsidiary to Health Net or to another direct or indirect wholly owned Health Net subsidiary;

•	other than borrowings under Health Net’s credit facilities and other lines of credit in existence as of the date of the merger agreement, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any person other than a wholly owned Health Net subsidiary, make any loans, advances or capital contributions to, or investments in, any other person other than a wholly owned Health Net subsidiary or issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities of Health Net or its subsidiaries, enter into any “keep well” or contract to maintain any financial statement condition of another person or enter into any arrangement (including any capital lease) having the economic effect of the foregoing; provided that no indebtedness incurred by Health Net or its subsidiaries shall have any voting rights;

•	redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than (i) as required in accordance with its terms or expressly required by the merger agreement or (ii) in the ordinary course of business consistent with past practice;

•	sell, transfer, lease, license, mortgage, pledge, encumber, allow to lapse, incur any lien on (other than a permitted lien), or otherwise dispose of, or agree to do any of the foregoing with respect to any of its material properties, assets, licenses, operations, rights, product lines, businesses or interests therein (including intellectual property) except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to contracts in force on the date of the merger agreement, (iii) such dispositions of assets no longer used in the ordinary course of business consistent with past practice of Health Net’s or the applicable subsidiary’s business as conducted on the date of the merger agreement or (iv) such dispositions among Health Net and its subsidiaries;

•

other than (i) in the ordinary course of business consistent with past practice or (ii) pursuant to capital expenditures otherwise permitted by the merger agreement covenants, make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other person (other than such transactions among Health Net and its subsidiaries) with a value or purchase price in excess of $1 million, in the aggregate, when taken with all other such ordinary course acquisitions or investments, or that would have any reasonable possibility of preventing or delaying the closing beyond July 2, 2016 or increasing the likelihood of a failure to satisfy the conditions that no order prohibiting the merger has been issued by a governmental entity and continues to be in effect, or that the applicable antitrust waiting periods have expired or have been terminated and the applicable governmental filings and consents have been made or obtained;

•	make or authorize any payment of, accrual or commitment for, capital expenditures in excess of (i) $50 million in the aggregate with respect to the 2015 fiscal year, except those previously budgeted or (ii) $8 million per month with respect to each month of the 2016 fiscal year;

•	other than in the ordinary course of business consistent with past practice, enter into, materially modify or terminate (except expirations in accordance with its terms) any contract that is or would be a material contract, or waive, release or assign any material rights or claims under such contract;

•	enter into, modify, amend, renew or terminate any contract or waive, release or assign any material rights or claims thereunder which would reasonably be expected to prevent or materially delay or impair the ability of Health Net and its subsidiaries to complete the mergers and the other transactions contemplated by the merger agreement, impair in any material respect the ability of Health Net and its subsidiaries to conduct their business in the ordinary course consistent with past practice or adversely affect in a material respect the expected benefits of the mergers;

•	enter into any contracts containing non-compete or exclusivity provisions that would materially restrict or limit, in any respect, the operations of Health Net and its subsidiaries, or upon completion of the mergers, Centene or its subsidiaries (other than any contract with a governmental entity that, by its terms, limits the geographical areas in which Health Net or its subsidiaries may offer their services);

•	except as otherwise required pursuant to the terms of any Health Net compensation or benefit plan or applicable law, (i) increase the compensation or benefits provided to any current or former director, officer, employee or consultant; (ii) grant any director, officer, employee or consultant any increase in severance or termination pay; (iii) exercise any discretion to accelerate the vesting of or lapsing of restrictions with respect to, grant any new awards under, or amend any outstanding award under any Health Net stock plan; (iv) establish, adopt, enter into, terminate or amend any Health Net compensation or benefit plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Health Net compensation or benefit plan if it were in existence as of the date of the merger agreement, in either case, except for any such action that is in the ordinary course of business consistent with past practice and would not result in a material increase in the cost to Health Net and its subsidiaries, taken as a whole; (v) promote certain identified management employees or promote any employee to certain management positions; (vi) hire any employee whose annual compensation is reasonably expected to be in excess of $100,000, except that Health Net will be permitted to hire up to 30 employees during 2015 and up to 20 employees during 2016, in each case, whose annual compensation is reasonably expected to be in excess of $100,000 and less than $250,000; (vii) terminate certain identified management employees, other than for cause in the ordinary course of business consistent with past practice; or (viii) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Health Net compensation or benefit plan;

•	adopt, enter into, modify, amend or terminate any collective bargaining agreement or similar agreement;

•	engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any material liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan;

•	except for certain security holder litigation subject to the provisions of the merger agreement, settle, or offer or propose to settle any litigation or other legal proceeding or dispute (i) where the amount paid in settlement or compromise is more than $5,000,000 individually or $10,000,000 in the aggregate greater than the amount expressly accrued for such matter in Health Net’s financial statements for the year ended December 31, 2014, other than any settlements or waiver of rights in the ordinary course of business consistent with past practice in connection with disputes relating to the processing and paying of claims to providers or (ii) which would include any material non-monetary relief that would materially restrict the operations of the business of Health Net or its subsidiaries after the closing date;

•	except as required by GAAP, applicable law or governmental entity, make any material change in financial accounting methods, principles or practices used by Health Net or any of its subsidiaries;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Health Net or any of its subsidiaries;

•	except as required by applicable law, (i) make or change any material tax election, (ii) file any material amended tax return, (iii) change any material tax accounting method, (iv) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, in excess of the amount of accrued reserves in Health Net’s financial statements with respect to such matter, (v) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, (vi) surrender any material claim for a refund of taxes, or (vii) file any tax return that is inconsistent with past practice; or

•	agree, resolve or commit to take any of the foregoing summarized actions.

Conduct of Business of Centene

In addition, without limiting the generality of the foregoing covenants described above, Centene has also agreed that, prior to the completion of the merger or the termination of the merger agreement, unless Health Net gives its prior written consent (with such consent not to be unreasonably withheld, conditioned or delayed except with respect to amendment of organizational documents, certain stock issuances, or payment of dividends) or as otherwise expressly contemplated or permitted by the merger agreement or as required by law or any governmental entity, it will not and will cause its subsidiaries not to:

•	amend the certificates of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of Centene in a manner that (i) would be materially adverse to Health Net or its stockholders or (ii) would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the merger or the other transactions contemplated by the merger agreement;

•	issue, sell or authorize the issuance or sale of Centene capital stock for a purchase price that is below its then fair market value;

•	issue, enter into a subscription agreement with respect to, or otherwise commit to be issued, Centene capital stock such that the number of authorized shares of Centene common stock that have not been issued, subscribed for, or otherwise committed to be issued is less than the number of shares of Centene common stock to be issued pursuant to the merger agreement (assuming no appraisal shares);

•	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Centene capital stock or other securities of Centene (other than pursuant to Centene benefit plans or stock repurchase plans disclosed in Centene’s SEC documents), or split, combine, subdivide, consolidate or reclassify any shares of Centene capital stock;

•

declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of Centene capital stock, other than (i) dividends and distributions by a direct or indirect wholly owned Centene subsidiary to Centene or to another direct or indirect wholly owned Centene subsidiary, (ii) dividends and distributions of a Centene subsidiary required by the terms of any contracts existing on the date of the merger agreement (provided that Centene shall not exercise any right to cause an amendment to any such contract) and (iii) dividend equivalents that accrue pursuant to the terms of Centene equity or equity-related awards;

•	other than in the ordinary course of business consistent with past practice, make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital (other than such transactions among Centene and its subsidiaries) that would have any reasonable possibility of preventing or delaying the closing beyond July 2, 2016 or increasing the likelihood of a failure to satisfy the conditions that no order prohibiting the merger has been issued by a governmental entity and continues to be in effect, or that the applicable antitrust waiting periods have expired or have been terminated and the applicable governmental filings and consents have been made or obtained;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Centene;

•	enter into any contract that would reasonably be expected to prevent or materially delay or impair the ability of Centene and its subsidiaries to complete the merger and other transactions contemplated by the merger agreement;

•	agree, resolve or commit to take any of the foregoing summarized actions.

Stockholder Meetings and Duty to Recommend

The merger agreement requires each of Centene and Health Net to, as soon as practicable following effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, duly set a record date for, call, give notice of, convene and hold a meeting of its respective stockholders for the purpose of seeking stockholder approval of (i) the merger agreement, in the case of Health Net, and (ii) the issuance of Centene common stock in connection with the merger, in the case of Centene. If the applicable party’s board has not made an adverse recommendation change, such party will recommend that its stockholders approve the proposal to adopt the merger agreement, in the case of Health Net, and approve the proposal for the issuance of Centene common stock to Health Net stockholders in connection with the merger, in the case of Centene; include such recommendation in this joint proxy statement/prospectus; and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of the merger agreement, in the case of Health Net, and in favor of the issuance of Centene common stock in connection with the merger, in the case of Centene, and (ii) take all other action necessary or advisable to secure stockholder approval. Except as expressly permitted under the no-solicitation provisions described below, neither the Centene Board nor the Health Net Board, nor any committees thereof, may make an adverse recommendation change.

No Solicitation

Each of Centene and Health Net has agreed to immediately cease any discussions or negotiations with any parties that may have been ongoing with respect to a takeover proposal, as described hereinafter, to seek to have returned to it any information and materials that have been provided in any such discussions or negotiations and to immediately terminate all physical and electronic dataroom access previously granted to any such party or its representatives.

Until the earlier of the effective time of the merger or the date of termination of the merger agreement, each of Centene and Health Net has agreed not to, nor permit any of its subsidiaries to, nor authorize or permit any of its officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal;

•	enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any takeover proposal (other than an acceptable confidentiality agreement, which is described hereinafter, entered into in accordance with the merger agreement); or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any takeover proposal.

However, if, prior to the Health Net stockholder vote (in the case of Health Net) or the Centene stockholder vote (in the case of Centene), following the receipt of a superior proposal, as described hereinafter, or a takeover proposal that the Health Net Board or Centene Board, as applicable, determines in good faith is reasonably expected to lead to a superior proposal and that in either case was unsolicited and made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement, the Health Net Board or Centene Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take such action with respect to such takeover proposal would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable law, Health Net or Centene, as applicable, may, in response to such takeover proposal, and subject to compliance with the notification requirements with respect to any takeover proposal described below:

•	furnish information with respect to Centene or Health Net, as applicable, to the party making such takeover proposal pursuant to a confidentiality agreement, which is referred to as an “acceptable confidentiality agreement,” that contains confidentiality and standstill provisions not less favorable to Centene or Health Net, as the case may be, than those contained in the confidentiality agreements entered into by Centene and Health Net, each dated June 16, 2015, which are referred to as the “confidentiality agreements,” provided that (i) such confidentiality agreement shall permit the provision of all information to Centene or Health Net, as applicable, that is contemplated or required by the merger agreement to be provided to Centene or Health Net, as applicable, and (ii) such confidentiality agreement shall include a standstill provision, except that (a) such standstill need not prohibit the person making such takeover proposal from making a takeover proposal to the Health Net Board or Centene Board, as applicable, in a confidential manner and (b) such confidentiality agreement need not include a standstill provision to the extent that the person making such takeover proposal has commenced a tender offer or exchange offer incorporating a takeover proposal; and

•	engage in discussions or negotiations with such party regarding such takeover proposal.

In addition, following the receipt of a takeover proposal, the Centene Board or Health Net Board, as applicable, may contact the person or group who has made such takeover proposal solely for the purpose of seeking clarification of the terms and conditions thereof and Centene or Health Net, as applicable, shall promptly provide a summary of such clarifications to the other party to the merger agreement.

For purposes of the merger agreement, “takeover proposal” means any inquiry, proposal or offer from any person (other than Centene, Health Net and their respective subsidiaries or affiliates) relating to:

•	any direct or indirect acquisition or purchase of 15% or more of the consolidated assets (including equity interests in subsidiaries) of Centene or Health Net, or 15% or more of any class of equity securities of Centene or Health Net;

•	any tender offer or exchange offer that if completed would result in any person beneficially owning 15% or more of any class of equity securities of Centene or Health Net; and

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Centene or Health Net or any of their respective subsidiaries pursuant to which such person (or its stockholders) would own 15% or more of the consolidated assets of Centene or Health Net, or 15% or more of any class of equity securities of Centene or Health Net or of any resulting parent company of Centene or Health Net.

For purposes of the merger agreement, “superior proposal” means a bona fide written takeover proposal from any person (other than Centene, Health Net and their respective subsidiaries or affiliates) for:

•	a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in subsidiaries) of Centene or Health Net, as applicable, or 50% or more of any class of equity securities or voting power of Centene or Health Net;

•	any tender offer or exchange offer that if completed would result in any person beneficially owning 50% or more of any class of equity securities or voting power of Centene or Health Net; or

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Centene or Health Net or any of their subsidiaries pursuant to which such person (or its stockholders) would own 50% or more of the consolidated assets of Centene or Health Net or 50% or more of any class of equity securities of Centene or Health Net or of any resulting parent company of Centene or Health Net.

Each of the preceding three bullet points is only a “superior proposal” if (i) the Centene Board or Health Net Board, as applicable, determines in good faith it is reasonably capable of being completed on the terms set forth in such proposal, taking into account all financial, legal, regulatory and other aspects thereof that the Centene Board or Health Net Board, as applicable, deems relevant, (ii) the third party has demonstrated that, if a cash transaction (whether in whole or in part), the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the Centene Board or Health Net Board, as applicable, in its good faith judgment (after consultation with Centene’s or Health Net’s, as applicable, financial advisors and outside legal counsel) and (iii) the Centene Board or Health Net Board, as applicable, has determined in its good faith judgment that such takeover proposal would, if completed, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by the merger agreement.

Prior to the termination of the merger agreement, except in connection with a concurrent termination of the merger agreement in the circumstances described below in the event of an adverse recommendation change, but subject to the concurrent payment of the applicable termination fee, (i) neither Health Net nor Centene shall take any action to exempt any person from the restrictions on “business combinations” or any similar provision contained in any applicable takeover law or the charter, bylaws or other organizational documents of Health Net or Centene, as applicable, or otherwise cause such restrictions not to apply, and (ii) Health Net shall not (a) terminate (or permit the termination of (except in accordance with its terms and not related to a takeover proposal)), waive or amend the Health Net rights agreement, (b) redeem any rights under the Health Net rights agreement or (c) take any action with respect to, or make any determination under, the Health Net rights agreement that would interfere with Centene consummating the mergers and the other transactions contemplated by the merger agreement, in each case without the prior written consent of Centene.

Adverse Recommendation Change and Termination

Subject to the no-solicitation obligations described above, the takeover proposal notice obligations described below in this section and the obligations described in this paragraph, prior to receipt of the Centene Stockholder Approval, the Centene Board may or, prior to receipt of the Health Net Stockholder Approval, the Health Net Board may (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in Centene’s case, the Centene recommendation “FOR” the Share Issuance proposal, and in Health Net’s case, the Health Net recommendation “FOR” the Merger proposal; (ii) take any other action or make any other statement in connection with the Centene or Health Net special meeting, as applicable, inconsistent with the Centene recommendation “FOR” the Share Issuance proposal or the Health Net recommendation “FOR” the Merger proposal, as applicable, (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any takeover proposal (we collectively refer to clauses (i)-(iii) as an “adverse recommendation change”) or (iv) provided that any applicable termination fee shall have been paid by the applicable party, terminate the merger agreement to enter into a definitive agreement regarding a superior proposal, in each case if (and only if):

•	a written takeover proposal that was not solicited in violation of the merger agreement is made to Centene or Health Net, as applicable, by a third party and such takeover proposal is not withdrawn or a Health Net intervening event or a Centene intervening event, as applicable, has occurred;

•	in the case of a takeover proposal, the Centene Board or Health Net Board, as applicable, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such takeover proposal constitutes a superior proposal;

•	the Centene Board or Health Net Board, as applicable, determines in good faith, after consultation with its outside legal counsel, that the failure to make an adverse recommendation change in response to such superior proposal, Health Net intervening event or Centene intervening event, as applicable, would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable law;

•	the applicable party’s board of directors considering the adverse recommendation change or termination provides the other party at least five business days’ prior written notice of its intention to take such action, which notice will include (x) in the case of an adverse recommendation change or termination in response to a takeover proposal, certain information with respect to such superior proposal as summarized below, as well as a copy of such takeover proposal, or (y) in the case of an adverse recommendation change in response to a Health Net intervening event or Centene intervening event, as applicable, a summary of the material facts, circumstances and other information with respect thereto, together with reasonable documentary support or written analysis conducted by or on behalf of such board;

•	during the five business days following such written notice (or such shorter period as specified below), if requested by the other party, the board considering the adverse recommendation change or termination and its representatives have negotiated in good faith with the other party (to the extent the other party requested to negotiate) regarding any revisions to the terms of the transactions contemplated by the merger agreement that are proposed by the other party in response to such superior proposal, Health Net intervening event or Centene intervening event, as applicable; and

•	at the end of the five business day period described in the preceding bullet point, the Centene Board or Health Net Board, as applicable, determines in good faith, after consultation with its (x) outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of the merger agreement proposed in writing by the other party), that in the case of an adverse recommendation change or termination in response to a takeover proposal, the takeover proposal continues to be a superior proposal and (y) outside legal counsel, that the failure to make an adverse recommendation change in response to such superior proposal, Health Net intervening event or Centene intervening event, as applicable, would be inconsistent with the exercise by such board of its fiduciary duties to its stockholders under applicable law.

Any material amendment or modification to any superior proposal will be deemed to be a new takeover proposal for purposes of the no-solicitation obligations summarized in this section; provided, however, that the notice period and the period during which the board considering the adverse recommendation change or termination and its representatives are required to negotiate in good faith with the other party regarding any revisions to the terms of the merger agreement and other transactions contemplated thereby proposed by the other party in response to such new takeover proposal pursuant to the previous bullet point will expire on the later to occur of (i) two business days after the board considering the adverse recommendation change provides written notice of such new takeover proposal to the other party and (ii) the end of the original five business day period described above.

Nothing in the previous two paragraphs will permit a party to the merger agreement or its board to enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any takeover proposal or superior proposal (other than an acceptable confidentiality agreement) prior to termination of the merger agreement.

For purposes of the merger agreement, “Health Net intervening event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of Health Net and its subsidiaries, taken as a whole or (ii) the Health Net stockholders (including the benefits of the mergers to the Health Net stockholders) in either case that (x) is material, (y) does not involve or relate to a takeover proposal or the existence thereof and (z) was not known or reasonably foreseeable to the Health Net Board as of the date of the merger agreement and which becomes known prior to receipt of the Health Net Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including the Centene common stock) of Centene or any of its subsidiaries shall constitute a “Health Net intervening event” unless such fact, circumstance, effect, change, event or development has had or would reasonably be expected to have a Centene material adverse effect.

For purposes of the merger agreement, “Centene intervening event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of Centene and its subsidiaries, taken as a whole or (ii) the Centene stockholders (including the benefits of the mergers to Centene) in either case that (x) is material, (y) does not involve or relate to a takeover proposal or the existence thereof and (z) was not known or reasonably foreseeable to the Centene Board as of the date of the merger agreement and which becomes known prior to receipt of the Centene Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including the Health Net common stock) of Health Net or any of its subsidiaries shall constitute a “Centene intervening event” unless such fact, circumstance, effect, change, event or development has had or would reasonably be expected to have a Health Net material adverse effect.

Required Vote Notwithstanding Adverse Recommendation Change

Unless the merger agreement is terminated under the terms set forth in “—Termination,” the Centene Board and Health Net Board, as applicable, shall submit, in the case of the Health Net Board, the merger agreement or, in the case of the Centene Board, the issuance of Centene common stock in connection with the merger, to their respective stockholders even if the Centene Board and the Health Net Board, as applicable, shall have effected an adverse recommendation change, and the Centene Board and the Health Net Board, as applicable, may not submit to the vote of their stockholders any takeover proposal other than the merger agreement.

No-Solicitation Notice and Disclosure

Additionally, each of Centene and Health Net has agreed to promptly, and in any event no later than 24 hours after receiving any takeover proposal, advise the other party orally and in writing of any request for information in connection with a takeover proposal or of any takeover proposal, the material terms and conditions of such request or takeover proposal and the identity of the person making such request or takeover proposal, and provide copies of any materials, documents or agreements provided to Centene or Health Net in connection with the takeover proposal (including the most current drafts of any acquisition agreements and financing commitments related thereto). The party receiving any such takeover proposal will keep the other party promptly advised of all changes to the material terms of such takeover proposal. Each of Centene and Health Net will, within 48 hours of the time it is provided to any third parties, provide to the other party any non-public information concerning Centene or Health Net and their subsidiaries that Centene or Health Net provides (including through its representatives) to any third party in connection with any takeover proposal that was not previously provided to the other party.

Subject to Centene’s and Health Net’s obligations with respect to their merger recommendations, as summarized in the section immediately above, and to their obligations with respect to publicity related to the transactions contemplated by the merger agreement, nothing in the merger agreement prohibits the Centene Board or the Health Net Board, as applicable, from (i) taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to their stockholders if the Centene Board or Health Net Board, as applicable, determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable law.

Reasonable Best Efforts

Each of Centene and Health Net has agreed to, and has agreed to cause its subsidiaries to, use reasonable best efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable to comply with all legal requirements which may be imposed on such party or its subsidiaries with respect to the mergers and, subject to the conditions to the merger, to complete the transactions contemplated by the merger agreement, (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by the merger agreement or seeking material damages and (iii) obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity, including the Federal Trade Commission, the Antitrust Division of the DOJ, and those federal and state departments of health, state insurance departments and other governmental entities with jurisdiction under applicable health care or insurance laws, and any other third party that is required to be obtained by Centene or Health Net or any of their respective subsidiaries in connection with the mergers and the other transactions contemplated by the merger agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

Notwithstanding the parties’ obligations summarized in this section, Centene and Health Net have also agreed that neither Centene nor Health Net, in each case, on behalf of itself or any of its subsidiaries, will be required to propose, commit to, agree to or effect any action (or refrain from taking any action) or be subject to any term, limitation, condition, restriction or requirement that, individually or in the aggregate:

•	would have or would reasonably be expected to have a material and adverse effect on the financial condition, business, revenue or EBITDA of Centene and its subsidiaries or of Health Net and its subsidiaries, in each case, as currently conducted, provided that with respect to this bullet, for purposes of determining whether any action, term, limitation, condition, restriction or requirement would have or would reasonably be expected to have a material adverse effect on Centene and its subsidiaries, Centene and its subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) Health Net and its subsidiaries, taken as a whole;

•	would or would reasonably be expected to restrict or prohibit any lines or types of business in which Centene and its subsidiaries or Health Net and its subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Centene and its subsidiaries, taken as a whole, or on Health Net and its subsidiaries, taken as a whole, provided that with respect to this bullet, for purposes of determining whether any action, term, limitation, condition, restriction or requirement would have or would reasonably be expected to restrict or prohibit any lines or types of business in which Centene and its subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Centene and its subsidiaries, taken as a whole, Centene and its subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) Health Net and its subsidiaries, taken as a whole; or

•	would or would be reasonably expected to materially impair the benefits reasonably expected to be derived by Centene from the mergers and the other transactions contemplated by the merger agreement; provided that for purposes of this bullet, such reasonably expected benefits shall be deemed to be the size of Health Net and its subsidiaries, taken as a whole.

We refer to each of the foregoing bullets, individually or in the aggregate, as a “Burdensome Condition.” Notwithstanding any other provision in the merger agreement, in no event shall Centene or its subsidiaries be required to agree to, nor shall Health Net take or permit any of its subsidiaries to take (unless in each case Centene directs Health Net to do so; provided, that, any action or agreement of Health Net shall be conditioned upon consummation of the merger), any action that would result in a Burdensome Condition.

Centene and Health Net agreed to make all registrations, declarations, notices, reports, submissions or other filings with all governmental entities that may be or may become reasonably necessary, proper or advisable under the merger agreement and applicable law to consummate and make effective the mergers and the other transactions contemplated by the merger agreement. In particular, among other things, the parties agreed that:

•	not later than August 16, 2015, Centene shall file, or cause to be filed, “Form A Statements” or similar change of control applications, with the insurance commissioners or departments of health or other governmental entities in each jurisdiction where required by applicable law seeking approval of Centene’s acquisition of control of each of the applicable regulated subsidiaries of Health Net which results from the mergers;

•	not later than August 16, 2015, Centene shall file, or cause to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable laws with respect to the mergers and the other transactions contemplated hereby;

•	not later than July 17, 2015 (unless Centene and Health Net otherwise agree), Health Net and Centene shall each make an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission or the DOJ with respect to the mergers and the other transactions contemplated hereby;

•	Health Net and Centene shall each make any other registrations, declarations, notices, reports, submissions or other filings that may be required under any other applicable laws relating to antitrust or by any governmental entity having antitrust jurisdiction under applicable law;

•	not later than 60 days prior to the closing of the merger, Health Net and Centene shall file any required notices to the Centers for Medicare and Medicaid Services, which is referred to as CMS, with a separate notice to the CMS Central and/or Regional Office Medicare Advantage and/or Part D plan manager if applicable; and

•	Health Net and Centene shall each promptly and in compliance with the timeframe prescribed by applicable laws make any other registrations, declarations, notices, reports, submissions or other filings that may be required under any applicable laws or by any governmental entity with jurisdiction over enforcement of any such applicable law.

Each of Centene and Health Net has agreed to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any of the foregoing and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with its obligations to use reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity necessary to cause the expiration or termination of any applicable waiting periods, including under the HSR Act (including any extensions thereof), as soon as practicable. Each of Centene and Health Net has agreed to use its reasonable best efforts to (i) take all action reasonably necessary to ensure that no state corporate takeover statute or similar law is or becomes applicable to any of the transactions contemplated by the merger agreement and (ii) if any state corporate takeover statute or similar law becomes applicable to any of such transactions, take all reasonable action to enable the mergers and the other transactions contemplated by the merger agreement to be completed as promptly as practicable on the terms contemplated by the merger agreement and otherwise minimize the effect of such law on such transactions.

Pursuant to the merger agreement, Centene and Health Net were required to file a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ by July 17, 2015 (10 business days after the date of the merger agreement), which the parties filed on July 17, 2015. On August 11, 2015, early termination of the waiting period under the HSR Act was granted by the FTC and the DOJ.

Additionally, each of Centene and Health Net has agreed to use its reasonable best efforts to (i) cooperate with each other in connection with any registrations, declarations, notices, reports, submissions or other filings with a governmental entity or referenced above, including pursuant to health care or insurance laws or other applicable laws, in connection with the mergers and the other transactions contemplated by the merger agreement and in connection with such filing with or any response to questions from a governmental entity with respect thereto or any investigation or other inquiry by or before a governmental entity relating to such transactions, including any governmental inquiry, investigation or proceeding initiated by a private party and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, any governmental entity in connection therewith, including the FTC, the DOJ or any other governmental entity, including those federal and state departments of health, state insurance departments and other governmental entities with jurisdiction under applicable health care or insurance laws, and of any communication received or given by a private party in connection with any governmental inquiry, investigation or proceeding, in each case regarding any of such transactions.

Subject to applicable laws relating to the exchange of information, Centene and Health Net will consult and cooperate with each other in connection with any registration, declaration, notice, report, submission or other filing, analysis, appearance, presentation, memorandum, brief, argument, responses to questions from a governmental entity, opinion or proposal made or submitted in connection with any such registration, declaration, notice, report, submission or other filing, request, inquiry, investigation, response to questions from a governmental entity, action or other legal proceeding relating to the mergers or the other transactions contemplated by the merger agreement. In addition, except as may be prohibited by a governmental entity or by law, in connection with any such request, inquiry, investigation, action or other legal proceeding, Centene and Health Net shall permit each other’s authorized representatives to (i) to participate at or in each substantive meeting, conference or telephone call with a representative of a governmental entity relating to such registration, declaration, notice, report, submission or other filing, request, inquiry, investigation, response action or other legal proceeding, (ii) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any governmental entity in connection with any such request, inquiry, investigation, action or other legal proceeding and (iii) review prior to filing or submission any registration, declaration, notice, report, submission or other filing, pleading and responses to inquiries from governmental entities submitted as required by the provisions summarized in this section.

Each of Centene and Health Net agreed to reasonably cooperate with each other with respect to devising and implementing the strategy for obtaining any necessary clearances or approvals of any governmental entity, including those federal and state departments of health, state insurance departments and other governmental entities with jurisdiction under applicable health care or insurance laws; provided, that, in the event of a disagreement between Centene and Health Net with respect to such strategy, Centene shall have the right to direct such matters with any governmental entity consistent with its obligations in the merger agreement, subject to compliance with those strategies that have been agreed between Centene and Health Net.

Employee Benefits Matters

For a period of one year immediately following the effective time of the merger (or if shorter, during the period of employment), Centene will, or will cause the surviving corporation and its subsidiaries to, provide each employee of Health Net and of each of its subsidiaries as of the effective time of the merger, each of which is referred to as a “continuing employee,” with (i) at least the same level of base salary or regular hourly wages, as applicable, as was provided to the continuing employee immediately prior to the effective time of the merger, (ii) a target incentive opportunity and/or target sales and service incentive award opportunity, in each case, at least equal to that provided to the continuing employee immediately prior to the effective time of the merger; provided, that in no event shall the requirement in this clause (ii) extend beyond December 31, 2016, (iii) equity award opportunities at levels that are substantially similar to those provided to similarly situated employees of Centene, and (iv) employee benefits that are substantially similar to those provided to the continuing employee (including any applicable dependents) immediately prior to the effective time of the merger.

Continuing employees will receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan or retiree medical or welfare arrangement) under any employee benefit plan, program or arrangement established or maintained by Centene, the surviving corporation or any of their respective subsidiaries under which a continuing employee may be eligible to participate on or after the effective time of the merger to the same extent recognized by Health Net or any of its subsidiaries under comparable Health Net benefit plans immediately prior to the effective time of the merger. Such plan, program or arrangement will credit the continuing employee for service accrued or deemed accrued on or prior to the effective time of the merger with Health Net, any predecessor of Health Net, any current or former Health Net subsidiary and all current and former affiliates of Health Net or any predecessor of Health Net where service with such predecessor, subsidiary, or affiliate was credited under a comparable Health Net benefit plan prior to the effective time of the merger.

With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Centene or the surviving corporation, which are referred to as “Centene welfare benefit plans,” in which a continuing employee may be eligible to participate on or after the effective time of the merger, Centene and the surviving corporation will (i) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each continuing employee under any Centene welfare benefit plan to the same extent waived or otherwise satisfied under a comparable Health Net benefit plan, and (ii) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each continuing employee for any co-payments, deductibles and out-of-pocket expenses paid by such continuing employee under Health Net benefit plans during the relevant plan year, up to and including the effective time of the merger.

The merger agreement provides that Health Net will, if requested by Centene no later than ten days prior to the closing date and to the extent permitted by applicable law, take all actions necessary to terminate the Health Net 401(k) plan effective no later than the day before the closing date. In the event of such termination, a 401(k) plan sponsored by Centene or one of its affiliates shall accept a direct rollover of distributions from the Health Net 401(k) plan (including in-kind distributions of promissory notes evidencing outstanding loans) with respect to each continuing employee who elects such rollover in accordance with applicable law. Centene and Health Net will use their respective commercially reasonable efforts to permit each participant in the Health Net 401(k) plan who has an outstanding loan balance under the Health Net 401(k) plan on the date such 401(k) plan is terminated to continue to make loan payments to the Health Net 401(k) plan pending the distribution and rollover of the continuing employee’s account, as described in the previous sentence. Continuing employees will be eligible to participate in the Centene 401(k) plan as soon as practicable following the closing date.

Financing

Concurrently with the execution of the merger agreement, Centene furnished to Health Net a copy of a commitment letter pursuant to which Wells Fargo Bank, National Association, WF Investment Holdings, LLC and Wells Fargo Securities, LLC have committed to provide the Financing to Centene in connection with the mergers and the other transactions contemplated by the merger agreement.

There is no financing condition to the mergers and the mergers are not conditioned upon the funding of the Financing.

Unless Centene has demonstrated to the reasonable satisfaction of Health Net that Centene has sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under the merger agreement, Centene has agreed to maintain in effect the commitment letter and to use its reasonable best efforts to arrange the Financing on the terms and conditions described in the commitment letter (including in negotiating definitive financing documents and satisfying conditions to funding therein). Centene has the right to amend, supplement, replace or modify the commitment letter so long as such amendment, supplement, replacement or modification:

•	does not reduce the aggregate amount of the Financing, and

•	does not impose additional conditions or otherwise amend any of the conditions to the receipt of the Financing in a manner that could reasonably be expected to (i) prevent the closing from occurring prior to July 2, 2016, (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (iii) adversely impact the ability of Centene or the Merger Subs, as applicable, to enforce their respective rights against other parties to the commitment letter or the definitive agreements with respect thereto.

Promptly following the execution of a replacement facility complying with the above, Centene shall notify Health Net to such effect and shall promptly provide a fully executed copy of such replacement facility and any related agreements.

Centene has agreed, in the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the commitment letter, to promptly notify Health Net and use its reasonable best efforts to arrange alternative financing from the same or alternative sources in an amount sufficient to complete the merger and the transactions contemplated thereby, provided that Centene shall not be required to obtain financing which includes terms and conditions materially less favorable (taken as whole and taking into account any “market flex” provision) to Centene (as determined in the reasonable judgment of Centene), relative to those in the Financing being replaced.

Health Net has agreed to, and to cause its subsidiaries to, use reasonable best efforts to provide all reasonable cooperation requested by Centene or its financing sources in connection with the Financing. In addition, the merger agreement provides that Health Net will use its reasonable best efforts to cooperate with Centene to conduct a consent solicitation with respect to the 2017 Notes, to obtain from the requisite holders thereof an agreement to amend the defined term “Change of Control” in the 2017 Notes to provide that that the merger will not constitute a “Change of Control.” Health Net commenced such consent solicitation and received the requisite consents on August 12, 2015. Following the receipt of the requisite consents, the amendments became effective on August 14, 2015.

Other Covenants and Agreements

The merger agreement contains additional agreements relating to, among other matters:

Indemnification and Insurance

Centene has agreed to continue all rights to exculpation, indemnification or advancement of expenses arising from acts or omissions occurring at or prior to the effective time of the merger as provided for in the certificates of incorporation, bylaws or other organizational documents or any indemnification or similar agreements of Health Net and its subsidiaries in favor of the current or former directors or officers of Health Net or its subsidiaries.

For at least six years after the effective time of the merger, Centene has agreed to cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of Health Net’s and its subsidiaries’ certificates of incorporation and bylaws or similar organizational documents or any indemnification or similar agreements in effect as of the date of the merger agreement and has further agreed not to, and to cause the surviving corporation not to, amend, repeal or modify such provisions in any manner that would adversely affect the rights of any individuals who immediately before the effective time of the merger were current or former directors, officers or employees of Health Net. Centene has also agreed that for six years after the effective time of the merger, it will, and will cause the surviving corporation to, indemnify such directors or officers against liabilities arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of Health Net or any of its subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the effective time of the merger in such person’s capacity as a director, officer, employee or agent of Health Net or any of its subsidiaries or (iii) the mergers or the merger agreement or the transactions contemplated thereby.

Health Net has agreed, prior to the effective time of the merger, to purchase “tail” insurance policies with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with a claims period of no more than six years from the effective time of the merger with benefits and levels of coverage not materially more favorable than Health Net’s existing policies with respect to matters occurring prior to the effective time of the merger, with a one-time premium not to exceed 250% of Health Net’s current aggregate annual premium under its existing policies.

Certain Tax Matters

Prior to the effective time of the merger, Centene, the Merger Subs and Health Net have agreed to use their reasonable best efforts to cause the mergers, taken together, to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and have further agreed not to take any action or fail to take any action if such action or failure to take action could reasonably be expected to prevent or impede such intended tax treatment. Centene and Health Net agreed to promptly notify the other upon becoming aware of any fact or circumstance that could reasonably be expected to prevent or impede such intended tax treatment. If Health Net receives an opinion from Morgan Lewis, its outside legal counsel, on or prior to the effective time of the merger that the mergers will constitute a “reorganization” under Section 368(a) of the Code and such opinion is delivered to Centene, then Centene shall cause Health Net, as surviving corporation of the merger, to merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as the surviving corporation.

Section 16 Matters

Prior to the effective time of the merger, Centene and Health Net have agreed to take all steps as may be required to cause any dispositions of Health Net common stock or acquisitions of Centene common stock resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Health Net, or who will become subject to such requirements with respect to Centene, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law.

Public Announcements

Subject to certain exceptions, Centene and Health Net have agreed to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by the merger agreement, and have further agreed not to issue any such press release or make other public statements prior to such consultation, except as may be required by law or the rules of the NYSE or any other securities market.

Stock Exchange Listing

Centene has agreed to use reasonable best efforts to cause the shares of Centene common stock to be issued in connection with the merger to be listed on the NYSE, subject to official notice of issuance, prior to the effective time of the merger.

Expenses

All fees and expenses incurred by the parties to the merger agreement are to be paid solely by the party that has incurred such fees and expenses, except that Centene and Health Net shall each bear 50% of the filing fees under the HSR Act and any fees for similar filings under foreign laws and the expenses in connection with printing and mailing this joint proxy statement/prospectus and the registration statement.

Control of Operations

Centene and Health Net agreed that, without limitation of any provisions of the merger agreement related to interim operations, nothing in the merger agreement shall, directly or indirectly, give any party control over any other party’s operations, business or decision-making before the effective time of the merger, and control over all such matters shall remain vested in the relevant party, subject to the terms and conditions of the merger agreement.

Conditions to the Merger

Conditions to the Obligations of the Parties to Complete the Merger

The obligations of each of Centene, Merger Sub I and Health Net to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) of various conditions, including the following:

•	Centene having obtained the Centene Stockholder Approval, and Health Net having obtained the Health Net Stockholder Approval;

•	the shares of Centene common stock to be issued in the merger or otherwise reserved for issuance in connection therewith having been approved for listing on the NYSE, subject to official notice of issuance;

•	no law or order (whether temporary, preliminary or permanent) will have been promulgated, entered, enforced, enacted or issued or be applicable to the merger or the Centene stock issuance by any governmental entity and continuing in effect that prohibits, prevents or makes illegal the consummation of the merger or the Centene stock issuance;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness and of any proceeding seeking a stop order relating to such registration statement;

•	the waiting period (and any extensions thereof) under the HSR Act applicable to the merger having expired or been terminated; and

•	filings with and consents of certain specified government entities required for the completion of the merger having been made or obtained. For a discussion of the governmental filings and consents required for the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 122.

Conditions to the Obligations of Centene and Each Merger Sub to Complete the Merger

In addition, the obligations of Centene and each Merger Sub to complete the merger are subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•

the representations and warranties of Health Net set forth in the merger agreement with respect to (i) the organization of Health Net, (ii) the capitalization of Health Net and certain voting matters, and (iii) authority, execution and delivery, enforceability, state takeover statutes, the Health Net rights agreement, conflicts with organizational documents, absence of a Health Net material adverse effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that would be reasonably expected to have a Health Net material adverse effect since December 31, 2014 and through July 2, 2015 and brokers being true and correct in all respects (except to the extent that any inaccuracies would be de minimis, in the aggregate, with respect to clause (ii)) as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Health Net set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality or Health Net material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties, individually or in the aggregate, have not had, and would not reasonably be expected to have a Health Net material adverse effect;

•	since the date of the merger agreement, no event, change, effect, development, state of facts, condition, or circumstance having occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Health Net material adverse effect;

•	Health Net having performed or complied with all of the obligations, agreements and covenants (other than certain notification obligations) required by the merger agreement to be performed or complied with by it in all material respects;

•	Centene and the Merger Subs having received a certificate validly executed and signed on behalf of Health Net by its chief executive officer and chief financial officer certifying that the conditions above have been satisfied; and

•	there not being any proceeding by a governmental entity pending which seeks to impose a Burdensome Condition; there not being any Burdensome Condition imposed or required in connection with certain filings with or as a condition to the receipt of certain consents from any governmental entity specified in the merger agreement; and there not being any such filings or consents that contain any Burdensome Condition. For a discussion of the circumstances that may constitute a Burdensome Condition, see the section entitled “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts” beginning on page 150.

Conditions to the Obligations of Health Net to Complete the Merger

In addition, the obligation of Health Net to complete the merger is subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•	the representations and warranties of Centene and each Merger Sub set forth in the merger agreement with respect to (i) the organization of Centene and the Merger Subs, (ii) the capitalization of Centene and certain voting matters and (iii) authority, execution and delivery, enforceability, state takeover statutes, conflicts with organizational documents, the absence of a Centene material adverse effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that would be reasonably expected to have a Centene material adverse effect since June 29, 2014 and through July 2, 2015 and brokers being true and correct in all respects (except to the extent that any inaccuracies would be de minimis, in the aggregate, with respect to clause (ii)) as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•

all other representations and warranties of Centene and each Merger Sub set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality or Centene material adverse effect qualifier in such representation or warranty), as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties, individually or in the aggregate, have not had, and would not reasonably be expected to have a Centene material adverse effect;

•	Centene and each Merger Sub having performed or complied with, as applicable, in all material respects the obligations, agreements and covenants (in each case, other than certain notification obligations) required by the merger agreement to be performed or complied with by each of them;

•	since the date of the merger agreement, no event, change, effect, development, state of facts, condition, or circumstance having occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Centene material adverse effect; and

•	Health Net having received a certificate validly executed and signed on behalf of Centene by its chief executive officer and chief financial officer certifying that the conditions above have been satisfied.

Conditions to the Obligations of Each of Centene, Merger Sub II and Health Net to Complete the Subsequent Merger

The obligations of each of Centene, Merger Sub II and Health Net (as the surviving corporation in the merger) to complete the subsequent merger are subject to receipt by Health Net on or prior to the effective time of the merger, of a written opinion of Morgan Lewis, its outside legal counsel, to the effect that the mergers will qualify as a reorganization under Section 368(a) of the Code.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of Centene and Health Net.

•	by either Centene or Health Net:

•	if any governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the merger and such order has become final and non-appealable;

•	if the merger has not been completed by July 2, 2016; provided, however, that this termination right will not be available to any party that has breached its obligations in any material respect under the merger agreement in any manner that proximately caused or resulted in the failure of the merger to have been completed by such date;

•	if the Centene Stockholder Approval has not been obtained upon a vote taken at the duly convened Centene special meeting or at any adjournment or postponement of such meeting; or

•	if the Health Net Stockholder Approval has not been obtained upon a vote taken at the duly convened Health Net special meeting or at any adjournment or postponement of such meeting.

•	by Health Net:

•

prior to the Centene stockholder vote, in the event that (i) the Centene Board effects an adverse recommendation change, (ii) the Centene Board or any committee thereof fails to include the Centene recommendation “FOR” the Share Issuance proposal in this joint proxy statement/prospectus, (iii) following the disclosure or announcement of a takeover proposal with respect to Centene (other than a tender or exchange offer described in clause (iv) below), the Centene Board fails to reaffirm publicly the Centene recommendation “FOR” the Share Issuance proposal within five business days after Health Net requests in writing that such recommendation be reaffirmed publicly, (iv) a tender offer or exchange offer is commenced that would, if completed, constitute a takeover proposal with respect to Centene and the Centene Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten business days of the commencement of such tender offer or exchange offer, or (v) the Centene Board publicly announces an intention to take any of the foregoing actions;

•	prior to the Centene Stockholder Approval vote, if Centene is in willful breach of its no solicitation obligations;

•	if Centene materially breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Centene’s representations and warranties or Centene’s compliance with its covenants and agreements and (ii) is incapable of being cured by Centene by July 2, 2016, or, if capable of being cured, has not been cured by Centene within 30 calendar days following receipt of written notice of such breach or failure to perform from Health Net (or, if earlier, July 2, 2016); or

•	prior to obtaining the Health Net Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above under “Covenants and Agreements—Adverse Recommendation Change and Termination.”

•	by Centene:

•	prior to the Health Net stockholder vote, in the event that (i) the Health Net Board effects an adverse recommendation change, (ii) the Health Net Board or any committee thereof fails to include the Health Net recommendation “FOR” the Merger proposal in this joint proxy statement/prospectus, (iii) following the disclosure or announcement of a takeover proposal with respect to Health Net (other than a tender or exchange offer described in clause (iv) below), the Health Net Board fails to reaffirm publicly the Health Net recommendation “FOR” the Merger proposal within five business days after Centene requests in writing that such recommendation under such circumstances be reaffirmed publicly, (iv) a tender offer or exchange offer is commenced that would, if completed, constitute a takeover proposal with respect to Health Net and the Health Net Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten business days of the commencement of such tender offer or exchange offer, or (v) the Health Net Board publicly announces an intention to take any of the foregoing actions;

•	prior to the Health Net Stockholder Approval, if Health Net is in willful breach of its no solicitation obligations;

•	if Health Net materially breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Health Net’s representations and warranties or Health Net’s compliance with its covenants and agreements and (ii) is incapable of being cured by Health Net by July 2, 2016, or, if capable of being cured, has not been cured by Health Net within 30 calendar days following receipt of written notice of such breach or failure to perform from Centene (or, if earlier, July 2, 2016); or

•	prior to obtaining the Centene Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above under “Covenants and Agreements—Adverse Recommendation Change and Termination.”

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the merger agreement will be void and have no effect, and there will not be any liability or obligation on the part of any party, except that:

•	no termination will affect the obligations of the parties contained in the confidentiality agreements;

•	no termination will relieve any party from liability for any fraud, willful breach of a representation or warranty or willful breach of any covenant or other agreement contained in the merger agreement, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, provided that if a termination fee is paid following termination for either party’s willful breach of its no solicitation obligation as described below, such termination fee shall be the sole and exclusive remedy in connection with any such willful breach; and

•	certain other provisions of the merger agreement, including (i) provisions with respect to the ability of Health Net and Centene to pursue damages against the other party for fraud or willful breach of the merger agreement and (ii) provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive such termination.

Termination Fees and Other Fees

The merger agreement provides for termination fees in connection with a termination of the merger agreement under the following circumstances:

•	in the event Health Net terminates the merger agreement pursuant to clause (i) of Health Net’s Centene Board Action Termination Right following an adverse recommendation change by the Centene Board in response to a Centene intervening event, Centene will pay to Health Net a fee in the amount of $402 million on the second business day following the date of such termination.

•	in the event Health Net terminates the merger agreement (a) pursuant to clauses (ii), (iii) or (iv) of Health Net’s Centene Board Action Termination Right, (b) pursuant to clause (i) of Health Net’s Centene Board Action Termination Right in the event that the Centene Board effects an adverse recommendation change in connection with a Superior Proposal or (c) due to Centene’s willful breach of its no solicitation obligations, Centene will pay to Health Net a fee in the amount of:

•	$302 million on the second business day following the date of such termination, if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs on or prior to 5:30 p.m., New York time, on August 17, 2015; or

•	$367 million on the second business day following the date of such termination if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs after 5:30 p.m., New York time, on August 17, 2015.

•	in the event Centene terminates the merger agreement prior to obtaining the Centene Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above under “Covenants and Agreements—Adverse Recommendation Change and Termination,” Centene will pay to Health Net $302 million if such termination occurs on or prior to 5:30 p.m., New York time, on August 17, 2015 or $367 million if such termination occurs after 5:30 p.m., New York time, on August 17, 2015, in either case concurrently with, and as a condition to the effectiveness of, the termination.

•	in the event Centene terminates the merger agreement pursuant to clause (i) of Centene’s Health Net Board Action Termination Right following an adverse recommendation change by the Health Net Board in response to a Health Net intervening event, Health Net will pay to Centene a fee in the amount of $251 million on the second business day following the date of such termination.

•	in the event Centene terminates the merger agreement (a) pursuant to clauses (ii), (iii) or (iv) of Centene’s Health Net Board Action Termination Right, (b) pursuant to clause (i) of Centene’s Health

Net Board Action Termination Right in the event that the Health Net Board effects an adverse recommendation change in connection with a Superior Proposal or (c) due to Health Net’s willful breach of its no solicitation obligations, Health Net will pay to Centene a fee in the amount of:

•	$188 million on the second business day following the date of such termination, if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs on or prior to 5:30 p.m., New York time, on August 17, 2015; or

•	$229 million on the second business day following the date of such termination if, with respect to clauses (a) and (b), such termination or, with respect to clause (c), such willful breach, occurs after 5:30 p.m., New York time, on August 17, 2015.

•	in the event Health Net terminates the merger agreement prior to obtaining the Health Net Stockholder Approval, in accordance with, and subject to the terms and conditions of, the provisions described above under “Covenants and Agreements—Adverse Recommendation Change and Termination,” Health Net will pay to Centene $188 million if such termination occurs on or prior to 5:30 p.m., New York time, on August 17, 2015 or $229 million if such termination occurs after 5:30 p.m., New York time, on August 17, 2015, in either case concurrently with, and as a condition to the effectiveness of, the termination.

We refer to each of the foregoing fees as the “termination fees.”

In addition to the termination fees described above, the merger agreement provides for other fees to be paid in connection with the termination of the merger agreement under the following circumstances:

•	in the event that the merger agreement is terminated by Centene or Health Net due to a failure to obtain the Centene Stockholder Approval at the Centene special meeting, or any adjournment or postponement thereof, Centene will pay to Health Net a fee in the amount of $101 million either (i) concurrently with such termination (in the case of termination by Centene) or (ii) on the second business day following the date of such termination (in the case of termination by Health Net); and

•	in the event that the merger agreement is terminated by Centene or Health Net due to a failure to obtain the Health Net Stockholder Approval at the Health Net special meeting, or any adjournment or postponement thereof, Health Net will pay to Centene a fee in the amount of $63 million either (i) concurrently with such termination (in the case of termination by Health Net) or (ii) on the second business day following the date of such termination (in the case of termination by Centene).

In no event shall a no-vote fee be payable more than once.

The merger agreement further provides that Centene will pay Health Net a termination fee under the following circumstances:

•	After the date of the merger agreement, if:

•	a takeover proposal with respect to Centene is publicly disclosed, announced or otherwise made public by any person (other than Health Net or its affiliates), which is referred to as the Centene takeover proposal (and which substitutes “50%” for “15%” in the definition of takeover proposal);

•	the merger agreement is terminated by (i) either Centene or Health Net due to a failure to obtain the Centene Stockholder Approval at the Centene special meeting or (ii) by Health Net pursuant to Health Net’s Centene Breach Termination Right, if the breach giving rise to Health Net’s Centene Breach Termination Right rose to the level of a willful breach, and at the time of such termination the Centene takeover proposal has not been withdrawn and remains outstanding; and

•	within nine months after any such termination referred to in the preceding bullet point, Centene enters into any definitive agreement providing for any transaction contemplated by any Centene takeover proposal (regardless of when made and whether or not the same Centene takeover proposal initially referenced, which transaction is thereafter completed (regardless of when)) or completes any transaction contemplated by any Centene takeover proposal (regardless of when made and whether or not the same Centene takeover proposal initially referenced, which transaction is thereafter completed (regardless of when));

•	then Centene will pay to Health Net $367 million, less the amount, if any, of the Centene no-vote fee previously paid by Centene to Health Net, concurrently with the occurrence of the completion of any Centene takeover proposal referred to in the preceding bullet point.

The merger agreement further provides that Health Net will pay Centene a termination fee under the following circumstances:

•	After the date of the merger agreement, if:

•	a takeover proposal with respect to Health Net is publicly disclosed, announced or otherwise made public by any person (other than Centene or its affiliates), which is referred to as the Health Net takeover proposal (and which substitutes “50%” for “15%” in the definition of takeover proposal);

•	the merger agreement is terminated by (i) either Centene or Health Net due to a failure to obtain the Health Net Stockholder Approval at the Health Net special meeting or (ii) by Centene pursuant to Centene’s Health Net Breach Termination Right, if the breach giving rise to Centene’s Health Net Breach Termination Right rose to the level of a willful breach, and at the time of such termination the Health Net takeover proposal has not been withdrawn and remains outstanding; and

•	within nine months after any such termination referred to in the preceding bullet point, Health Net enters into any definitive agreement providing for any transaction contemplated by any Health Net takeover proposal (regardless of when made and whether or not the same Health Net takeover proposal initially referenced, which transaction is thereafter completed (regardless of when)) or completed any transaction contemplated by any Health Net takeover proposal (regardless of when made and whether or not the same Health Net takeover proposal initially referenced, which transaction is thereafter completed (regardless of when));

•	then Health Net will pay to Centene $229 million, less the amount, if any, of the Health Net no-vote fee previously paid by Health Net to Centene, concurrently with the occurrence of the completion of any Health Net takeover proposal referred to in the preceding bullet point.

The merger agreement further provides that Centene will pay Health Net a fee in the amount of $250 million within two business days following the date of a termination of the merger agreement under the following circumstances:

•	the merger agreement is terminated by Health Net or Centene due to (i) a governmental entity of competent jurisdiction having issued an order permanently restraining, enjoining or otherwise prohibiting the merger and such order has become final and non-appealable (solely to the extent the order giving rise to such termination right relates to applicable U.S. federal antitrust laws) or (ii) the failure of the merger to be consummated by July 2, 2016; and

•

at the time of such termination, (i) the condition that the waiting period (and any extensions thereof) under the HSR Act applicable to the merger shall have expired or been terminated shall not have been satisfied and (ii) all of the other conditions to Centene’s obligation to complete the merger (other than (A) the condition that no law or order (whether temporary, preliminary or permanent) will have been promulgated, entered, enforced, enacted or issued or be applicable to the merger or the Centene stock issuance by any governmental entity and continuing in effect that prohibits, prevents or makes illegal the consummation of the merger or the Centene stock issuance, but solely to the extent the order giving rise to the failure of such condition relates to applicable U.S. federal antitrust laws and (B) the condition that there shall not be pending any proceeding by a governmental entity seeking to impose a Burdensome Condition, but solely to the extent the proceeding giving rise to the failure of such condition was brought under applicable U.S. federal antitrust laws) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the closing are capable of being satisfied if the closing were to occur on the date of such termination).

In no event shall Centene or Health Net be required to pay a termination fee if such party has already paid a termination fee, and no termination fee shall be payable more than once.

Amendment and Waiver

Amendment

The merger agreement may be amended, modified or supplemented in any and all respects by a written agreement of the parties with respect to any of the terms contained in the merger agreement, either before or after the vote of the stockholders of Centene, Health Net or the Merger Subs; provided, however, that no amendment may be made following the receipt of the Centene stockholder approval or the Health Net stockholder approval unless, to the extent required by applicable law or the rules of the NYSE, such amendment, modification or supplement is approved by the Centene or Health Net stockholders, as applicable, and provided further that no amendment, modification or supplement may be made to the merger agreement that would adversely affect the rights of the financing sources without the consent of the financing sources.

Waiver

At any time prior to the effective times of the mergers the parties to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	subject to the provisos in the amendment provisions described above, waive compliance with any of the agreements or conditions contained in the merger agreement.

Third Party Beneficiaries

The merger agreement is not intended to confer upon any person other than the parties thereto any rights or remedies, except:

•	for the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Health Net; and

•	for the financing sources, with respect to the jurisdiction provisions and the waiver of claims by Health Net, its representatives or affiliates against the financing sources and the waiver of jury trial provisions.

Governing Law; Jurisdiction

The merger agreement is governed by the laws of state of Delaware, without giving effect to the principles of conflicts of law thereof or of any other jurisdiction. Each of Centene, Health Net and the Merger Subs has agreed that any proceeding related to the merger agreement (other than as described below) will be brought and determined exclusively in the Court of Chancery of the State of Delaware or any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to adopt jurisdiction over a particular matter, any state or federal court within the State of Delaware). Notwithstanding the foregoing, each of Centene, Health Net and the Merger Subs has agreed that any proceeding against the financing sources in any way relating to the merger agreement will be brought and determined exclusively in the Supreme Court of the State of New York, County of New York, or any state appellate court therefrom within the State of New York (or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof)).

Enforcement

The parties to the merger agreement shall be entitled to injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any other remedy to which they are entitled at law or equity. The merger agreement provides that neither Health Net nor its affiliates or representatives has any right or claims against the Centene financing sources in connection with or related to the merger agreement, the financing, the mergers or the transactions contemplated thereby, and no Centene financing source shall have any liability to Health Net or its representatives.

THE CENTENE VOTING AGREEMENT

On July 2, 2015, Michael F. Neidorff, the President and Chief Executive Officer of Centene, entered into a voting agreement with Health Net. As of July 2, 2015, the Centene Supporting Stockholder beneficially owned less than five percent (5%) of the outstanding shares of Centene common stock. The following summary describes certain material provisions of the Centene Voting Agreement and is qualified in its entirety by reference to the Centene Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex B and which is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Centene Voting Agreement that may be important to you. You are encouraged to read the Centene Voting Agreement carefully and in its entirety.

Agreement to Vote and Irrevocable Proxy

While the Centene Voting Agreement remains in effect, the Centene Supporting Stockholder has agreed to, among other things:

•	appear at each meeting of the stockholders of Centene or otherwise cause all of the shares of Centene common stock beneficially owned at such time by the Centene Supporting Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Centene for written consent, if any; and

•	vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all shares of Centene common stock beneficially owned at such time by the Centene Supporting Stockholder,

•	for the Share Issuance proposal and any actions in furtherance thereof at any meeting of the stockholders of Centene, and at any adjournment or postponement thereof, at which the Share Issuance proposal, or other related agreements (or any amended versions thereof) or transactions contemplated by the merger agreement, or such other actions, are submitted for the consideration and vote of the stockholders of Centene (or in response to a request by Centene for written consent with respect thereto); and

•	against (A) any takeover proposal in respect of Centene and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing agreements each of Health Net and the Centene Supporting Stockholder have agreed that the foregoing obligations will not in any way restrict the Centene Supporting Stockholder from taking any action in his capacity as a director, officer or employee of Centene that is otherwise permitted to be taken pursuant to the merger agreement.

Upon entering into the Centene Voting Agreement, the Centene Supporting Stockholder revoked any and all previous proxies granted by the Centene Supporting Stockholder with respect to shares of Centene common stock beneficially owned by the Centene Supporting Stockholder as of the date of the Centene Voting Agreement. Pursuant to the Centene Voting Agreement, the Centene Supporting Stockholder irrevocably granted Health Net a proxy appointing, until the termination of the Centene Voting Agreement, Health Net as the Centene Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in the Centene Supporting Stockholder’s name, to vote, or grant a written consent with respect to, any shares of Centene common stock beneficially owned by the Centene Supporting Stockholder in the manner contemplated by the foregoing if and only if the Centene Supporting Stockholder:

•	fails to vote, or

•	attempts to vote any shares of Centene common stock beneficially owned by the Centene Supporting Stockholder in a manner inconsistent with the foregoing appearance and voting provisions.

The proxy granted by the Centene Supporting Stockholder is irrevocable and is granted in consideration of Health Net entering into the Centene Voting Agreement and the merger agreement and incurring certain related fees and expenses, however, such proxy will be revoked and terminated upon the termination of the Centene Voting Agreement. In addition, the Centene Supporting Stockholder agreed that he will not take any action or actions in respect of solicitation of takeover proposals in respect of Centene that Centene is otherwise prohibited from taking pursuant to the non-solicitation provision of the merger agreement. See “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 145.

Restrictions on Transfer or Encumbrance of Centene Shares

While the Centene Voting Agreement remains in effect, subject to certain specified exceptions, the Centene Supporting Stockholder has agreed, among other things, not to, without the prior written consent of Health Net, directly or indirectly:

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Centene common stock beneficially owned by the Centene Supporting Stockholder,

•	sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer of, any shares of Centene common stock beneficially owned by the Centene Supporting Stockholder during the term of the Centene Voting Agreement, or

•	create or permit to exist any lien that could prevent the Centene Supporting Stockholder from voting any shares of Centene common stock beneficially owned by the Centene Supporting Stockholder in accordance with the Centene Voting Agreement or from complying in all material respects with the other obligations under the Centene Voting Agreement.

Acquisition of Additional Shares

The Centene Voting Agreement also provides that the Centene Supporting Stockholder will promptly notify Health Net of any additional Centene shares he acquires beneficial ownership of after the date of the Centene Voting Agreement. Any such shares of Centene common stock shall automatically become subject to the terms of the Centene Voting Agreement. In the event the Centene Supporting Stockholder acquires in excess of 5.0% of the issued and outstanding shares of Centene common stock, the Centene Supporting Stockholder will promptly notify Health Net and cooperate in connection with any required filings with the SEC.

Termination

The Centene Voting Agreement will terminate upon the earliest to occur of:

•	the termination of the merger agreement;

•	an adverse recommendation by the Centene Board; or

•	the receipt of the Centene stockholder approval.

If the Centene Voting Agreement is terminated, the Centene Voting Agreement shall become void and of no further force and effect and there shall be no liability on the part of any party except for liability arising out of any intentional and material breach of the Centene Voting Agreement prior to such termination.

Expenses

All costs and expenses incurred in connection with the Centene Voting Agreement will be paid by the party incurring such cost or expense.

No Third Party Beneficiaries

The Centene Voting Agreement is for the sole benefit of and may be enforced solely by Health Net, and nothing in the Centene Voting Agreement, express or implied, is intended to or will confer upon any person (other than Health Net) any legal or equitable right, benefit or remedy of any nature whatsoever.

Amendment and Waiver

Any provision of the Centene Voting Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Centene Supporting Stockholder and Health Net, or in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

In addition to any other remedy that may be available at law or in equity, including monetary damages, each of the Centene Supporting Stockholder and Health Net is entitled to an injunction or injunctions to prevent breaches of the Centene Voting Agreement and to enforce specifically the terms and provisions of the Centene Voting Agreement.

Governing Law; Jurisdiction

The Centene Voting Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules thereof.

Each of the Centene Supporting Stockholder and Health Net has irrevocably agreed that any proceeding arising out of or relating to the Centene Voting Agreement will be brought and determined exclusively in the Court of Chancery of the State of Delaware or any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

THE HEALTH NET VOTING AGREEMENT

On July 2, 2015, Jay M. Gellert, the President and Chief Executive Officer of Health Net, entered into a voting agreement with Centene. As of July 2, 2015, the Health Net Supporting Stockholder beneficially owned less than five percent (5%) of the outstanding shares of Health Net common stock. The following summary describes certain material provisions of the Health Net Voting Agreement and is qualified in its entirety by reference to the Health Net Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex C and which is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Health Net Voting Agreement that may be important to you. You are encouraged to read the Health Net Voting Agreement carefully and in its entirety.

Agreement to Vote and Irrevocable Proxy

While the Health Net Voting Agreement remains in effect, the Health Net Supporting Stockholder has agreed to, among other things:

•	appear at each meeting of the stockholders of Health Net or otherwise cause all of the shares of Health Net common stock beneficially owned at such time by the Health Net Supporting Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Health Net for written consent, if any; and

•	vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all shares of Health Net common stock beneficially owned at such time by the Health Net Supporting Stockholder,

•	for the adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, and all agreements in furtherance of the merger and any actions in furtherance thereof at any meeting of the stockholders of Health Net, and at any adjournment or postponement thereof, at which the merger agreement and other related agreements (or any amended version thereof), or such other actions in furtherance thereof, are submitted for the consideration and vote of the stockholders of Health Net (or in response to a request by Health Net for written consent with respect thereto); and

•	against (A) any takeover proposal with respect to Health Net and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing agreements each of Centene and the Health Net Supporting Stockholder have agreed that the foregoing obligations will not in any way restrict the Health Net Supporting Stockholder from making any action in his capacity as a director, officer or employee of Health Net that is otherwise permitted to be taken pursuant to the merger agreement. Upon entering into the Health Net Voting Agreement, the Health Net Supporting Stockholder revoked any and all previous proxies granted by the Health Net Supporting Stockholder with respect to shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder as of the date of the Health Net Voting Agreement. Pursuant to the Health Net Voting Agreement, the Health Net Supporting Stockholder irrevocably granted Centene a proxy appointing, until the termination of the Health Net Voting Agreement, Centene as the Health Net Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in the Health Net Supporting Stockholder’s name, to vote, or grant a written consent with respect to, any shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder in the manner contemplated by the foregoing if and only if the Health Net Supporting Stockholder:

•	fails to vote, or

•	attempts to vote any shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder in a manner inconsistent with the foregoing appearance and voting provisions.

The proxy granted by the Health Net Supporting Stockholder is irrevocable and is granted in consideration of Centene entering into the Health Net Voting Agreement and the merger agreement and incurring certain related fees and expenses, however, the proxy will be revoked and terminated upon the termination of the Health Net Voting Agreement. In addition, the Health Net Supporting Stockholder agreed that he will not take any action or actions in respect of solicitation of takeover proposals with respect to Health Net that Health Net is otherwise prohibited from taking pursuant to the non-solicitation provisions of the merger agreement. See “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 145.

Restrictions on Transfer or Encumbrance of Health Net Shares

While the Health Net Voting Agreement remains in effect, subject to certain specified exceptions, the Health Net Supporting Stockholder has agreed, among other things, not to, without the prior written consent of Centene, directly or indirectly:

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder,

•	sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer of, any shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder during the term of the Health Net Voting Agreement, or

•	create or permit to exist any lien that could prevent the Health Net Supporting Stockholder from voting any shares of Health Net common stock beneficially owned by the Health Net Supporting Stockholder in accordance with the Health Net Voting Agreement or from complying in all material respects with the other obligations under the Health Net Voting Agreement.

Acquisition of Additional Shares

The Health Net Voting Agreement also provides that the Health Net Supporting Stockholder will promptly notify Centene of any additional Health Net shares he acquires beneficial ownership of after the date of the Health Net Voting Agreement. Any such shares of Health Net common stock shall automatically become subject to the terms of the Health Net Voting Agreement. In the event the Health Net Supporting Stockholder acquires in excess of 5.0% of the issued and outstanding shares of Health Net common stock, the Health Net Supporting Stockholder will promptly notify Centene and cooperate in connection with any required filings with the SEC.

Appraisal Rights

The Health Net Voting Agreement also provides that the Health Net Supporting Stockholder will not exercise any rights (including under Section 262) to demand appraisal of any Health Net common stock which may arise with respect to the merger.

Termination

The Health Net Voting Agreement will terminate upon the earliest to occur of:

•	the termination of the merger agreement;

•	an adverse recommendation by the Health Net Board; or

•	the receipt of the Health Net stockholder approval.

If the Health Net Voting Agreement is terminated, the Health Net Voting Agreement shall become void and of no further force and effect and there shall be no liability on the part of any party except for liability arising out of any intentional and material breach of the Health Net Voting Agreement prior to such termination.

Expenses

All costs and expenses incurred in connection with the Health Net Voting Agreement will be paid by the party incurring such cost or expense.

No Third Party Beneficiaries

The Health Net Voting Agreement is for the sole benefit of and may be enforced solely by Centene, and nothing in the Health Net Voting Agreement, express or implied, is intended to or shall confer upon any person (other than Centene) any legal or equitable right, benefit or remedy of any nature whatsoever.

Amendment and Waiver

Any provision of the Health Net Voting Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Health Net Supporting Stockholder and Centene, or in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

In addition to any other remedy that may be available at law or in equity, including monetary damages, each of the Health Net Supporting Stockholder and Centene is entitled to an injunction or injunctions to prevent breaches of the Health Net Voting Agreement and to enforce specifically the terms and provisions of the Health Net Voting Agreement.

Governing Law; Jurisdiction

The Health Net Voting Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules thereof.

Each of the Health Net Supporting Stockholder and Centene has irrevocably agreed that any proceeding arising out of or relating to the Health Net Voting Agreement will be brought and determined exclusively in the Court of Chancery of the State of Delaware or any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

INFORMATION ABOUT THE COMPANIES

Centene

Centene is a diversified, multi-national health care enterprise that provides programs and services to government sponsored health care programs, focusing on under-insured and uninsured individuals. Centene provides member-focused services through locally based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. Centene also provides education and outreach programs to inform and assist members in accessing quality, appropriate health care services. Centene believes its local approach, including member and provider services, enables Centene to provide accessible, quality, culturally-sensitive health care coverage to its communities. Centene’s health management, educational and other initiatives are designed to help members best utilize the health care system to ensure they receive appropriate, medically necessary services and effective management of routine, severe and chronic health problems, resulting in better health outcomes. Centene combines their decentralized local approach for care with a centralized infrastructure of support functions such as finance, information systems and claims processing.

Centene operates in two segments: Managed Care and Specialty Services. Centene’s Managed Care segment provides health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, Long Term Care, Foster Care, dual-eligible individuals and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. Beginning in 2014, Centene’s Managed Care segment also provides health plan coverage to individuals covered through federally-facilitated and state-based Health Insurance Marketplaces. Centene’s Specialty Services segment consists of its specialty companies offering diversified health care services and products to state programs, correctional facilities, health care organizations, employer groups and other commercial organizations, as well as to Centene’s subsidiaries. For the year ended December 31, 2014, Centene’s Managed Care and Specialty Services segments accounted for 89% and 11%, respectively, of its total external premium and service revenues.

Centene’s managed care membership totaled 4.1 million as of December 31, 2014. For the year ended December 31, 2014, Centene’s premium and service revenues and net earnings from continuing operations attributable to Centene were $15.7 billion and $268 million, respectively, and its total cash flow from operations was $1.2 billion.

On February 2, 2015, the Centene Board declared a two-for-one split of Centene common stock in the form of a 100% stock dividend distributed February 19, 2015 to stockholders of record on February 12, 2015. All share, per share and stock price information presented in this joint proxy statement/prospectus has been adjusted for the two-for-one stock split.

Centene’s initial health plan commenced operations in Wisconsin in 1984. Centene was organized in Wisconsin in 1993 as a holding company for its initial health plan and reincorporated in Delaware in 2001. Centene’s corporate office is located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105, and its telephone number is (314) 725-4477. Centene’s website address is www.centene.com. Information contained on Centene’s website does not constitute part of this joint proxy statement/prospectus. Centene’s stock is publicly traded on the NYSE under the ticker symbol “CNC.”

Health Net

Health Net is a publicly traded managed care organization that delivers managed health care services through health plans and government-sponsored managed care plans. Health Net’s mission is to help people be healthy, secure and comfortable. Health Net provides and administers health benefits to approximately 6.1 million individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid and dual eligible programs, as well as programs with the DoD and VA. Health Net also offers behavioral health, substance abuse and employee assistance programs, and managed health care products related to prescription drugs.

Health Net’s Western Region Operations segment includes the operations of its commercial, Medicare and Medicaid health plans as well as the operations of its health and life insurance companies and certain operations of its behavioral health and pharmaceutical services subsidiaries, primarily in Arizona, California, Oregon and Washington. As of June 30, 2015, Health Net had approximately 3.2 million risk members in its Western Region Operations segment. For the year ended December 31, 2014, Western Region Operations health plan services premiums revenues were approximately $13.4 billion.

Health Net’s Government Contracts segment includes its government-sponsored managed care contract with the DoD under the TRICARE program in the North Region, its MFLC contract with DoD and other health care related government contracts, including the PC3/Choice contract Health Net has with VA. Under the T-3 contract for the TRICARE North Region, Health Net provides administrative services to approximately 2.8 million Military Health System eligible beneficiaries. For the year ended December 31, 2014, Government Contracts revenues were approximately $604 million.

Health Net was incorporated in 1990. The current operations are the result of the April 1, 1997 merger transaction, which is referred to as the FHS Combination, involving Health Systems International, Inc., which is referred to as HSI, and Foundation Health Corporation. Health Net changed its name to Health Net, Inc. in November 2000. Prior to the FHS Combination, Health Net was the successor to the business conducted by Health Net of California, Inc., now its health maintenance organization, which is referred to as HMO, subsidiary in California, and HMO and preferred provider organization networks operated by QualMed, Inc., which combined with those networks in 1994 to create HSI.

Health Net’s executive offices are located at 21650 Oxnard Street, Woodland Hills, California 91367, its website address is www.healthnet.com, and its phone number is (818) 676-6000. Information contained on Health Net’s website does not constitute part of this joint proxy statement/prospectus. Health Net common stock is listed on the NYSE, trading under the symbol “HNT.”

Merger Sub I

Merger Sub I, a direct wholly owned subsidiary of Centene, is a Delaware corporation incorporated on June 26, 2015, for the purpose of effecting the merger. Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub I are located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105.

Merger Sub II

Merger Sub II, a direct wholly owned subsidiary of Centene, is a Delaware corporation incorporated on June 26, 2015, for the purpose of effecting the subsequent merger, if applicable. Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers. The principal executive offices of Merger Sub II are located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105.

CENTENE SPECIAL MEETING

Date, Time and Place

The special meeting of Centene stockholders will be held at Centene Plaza, 7700 Forsyth Boulevard, St. Louis, Missouri 63105 on October 23, 2015 at 12:00 p.m., Central Time. On or about September 22, 2015, Centene commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Centene special meeting.

Purpose of the Centene Special Meeting

At the Centene special meeting, Centene stockholders will be asked to:

•	consider and vote upon the proposal to approve the issuance of Centene common stock, par value $0.001 per share, in the merger (Item 1 on the Centene Proxy Card);

•	consider and vote upon the proposal to approve any proposal to adjourn the Centene special meeting from time to time to another time or place, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance proposal (Item 2 on the Centene Proxy Card); and

•	consider and vote upon the proposal to approve an amendment to Centene’s certificate of incorporation, as amended, to increase the number of authorized shares of Centene common stock from 200 million to 400 million, the full text of which is attached as Annex H to this joint proxy statement/prospectus (Item 3 on the Centene Proxy Card).

Approval of the Share Issuance proposal is required to complete the merger. Approval of the Charter Amendment proposal is not required to complete the merger.

Recommendations of the Centene Board of Directors

The Centene Board has determined that the merger is advisable and in the best interests of Centene and its stockholders and unanimously recommends that Centene stockholders vote:

•	“FOR” the Share Issuance proposal;

•	“FOR” the Centene Adjournment proposal; and

•	“FOR” the Charter Amendment proposal.

See “The Merger—Rationale for the Transaction” beginning on page 64 and “The Merger—Centene Board of Directors’ Recommendations and Its Reasons for the Transaction” beginning on page 65.

Centene Record Date; Stock Entitled to Vote

Only Centene stockholders of record at the close of business on September 22, 2015, which is referred to as the Centene record date, will be entitled to notice of, and to vote at, the Centene special meeting or any adjournments or postponements thereof.

As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, there were 119,140,890 shares of Centene common stock outstanding and entitled to vote at the Centene special meeting. The number of shares of Centene common stock outstanding as of the record date is not expected to be meaningfully different from the number as of September 14, 2015. Each share of Centene common stock outstanding on the Centene record date entitles the holder thereof to one vote on each proposal to be considered at the Centene special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Centene special meeting.

A complete list of stockholders entitled to vote at the Centene special meeting will be available for examination by any Centene stockholder at Centene’s headquarters, 7700 Forsyth Boulevard St. Louis, Missouri 63105, for purposes pertaining to the Centene special meeting, during normal business hours for a period of 10 days before the Centene special meeting, and at the time and place of the Centene special meeting.

Quorum

In order to carry on the business of the Centene special meeting, Centene must have a quorum. Under Centene’s by-laws, a majority of the issued and outstanding shares of Centene common stock must be represented in person or by proxy at the meeting in order to constitute a quorum. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Centene special meeting. Shares held in “street name” by brokers, banks or other nominees who indicate on their proxies that they do not have discretionary authority to vote the shares as to a particular matter and have not received voting instructions from their clients will also be counted for the purpose of determining the presence of a quorum for the transaction of business at the Centene special meeting.

As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, there were 119,140,890 shares of Centene common stock outstanding and entitled to vote at the Centene special meeting. The number of shares of Centene common stock outstanding as of the record date is not expected to be meaningfully different from the number as of September 14, 2015. Accordingly, the representation, in person or by proxy, of holders of approximately 59,570,446 shares of Centene common stock will be required in order to establish a quorum.

Required Vote

Required Vote to Approve the Share Issuance proposal (Item 1 on the Centene Proxy Card)

The affirmative vote of holders of a majority of the votes cast by shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Share Issuance proposal.

Required Vote to Approve the Centene Adjournment proposal (Item 2 on the Centene Proxy Card)

If a quorum is not present, the affirmative vote of holders of a majority of the shares of Centene common stock represented (in person or by proxy) at the Centene special meeting and entitled to vote on the proposal is required to approve the Centene Adjournment proposal. If a quorum is present, the affirmative vote of holders of a majority of the votes cast at the Centene special meeting on the proposal is required to approve the Centene Adjournment proposal.

Required Vote to Approve the Charter Amendment proposal (Item 3 on the Centene Proxy Card)

The affirmative vote of holders of a majority of the shares of Centene common stock outstanding and entitled to vote on the record date for the Centene special meeting is required to approve the Charter Amendment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Centene special meeting, an abstention occurs when a Centene stockholder attends the Centene special meeting, either in person or by proxy, but abstains from voting.

•	For the Share Issuance proposal, if a Centene stockholder present in person at the Centene special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on such proposal. If a Centene stockholder is not present in person at the Centene special meeting and does not respond by proxy, it will have no effect on the vote count for the Share Issuance proposal (assuming a quorum is present).

•	For the Centene Adjournment proposal, if a Centene stockholder present in person at the Centene special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” this proposal if a quorum is not present, and will have no effect on this proposal if a quorum is present. If a Centene stockholder is not present in person at the Centene special meeting and does not respond by proxy, it will have no effect on the vote count for the Centene Adjournment proposal (assuming a quorum is present).

•	For the Charter Amendment proposal, if a Centene stockholder present in person at the Centene special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” this proposal. If a Centene stockholder is not present in person at the Centene special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that a Centene stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Centene special meeting in the manner it directs. A Centene stockholder may vote by proxy or in person at the meeting. To vote by proxy, a Centene stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address shown on your proxy card and following the instructions on the proxy card; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Centene requests that Centene stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Centene as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Centene common stock represented by it will be voted at the Centene special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of Centene common stock represented by the proxy will be voted as recommended by the Centene Board. Unless a Centene stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the Centene special meeting.

If a Centene stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Centene stockholder’s vote is important. Accordingly, each Centene stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Centene stockholder plans to attend the Centene special meeting in person.

Shares Held in Street Name

If you are a Centene stockholder and your shares are held in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Centene or by voting in person at the Centene special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Centene common stock on behalf of their customers may not give a proxy to Centene to vote those shares with respect to the Share Issuance proposal and the Centene Adjournment proposal without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these “non-routine” matters. Brokers, banks or other nominees who hold shares of Centene common stock on behalf of their customers may give a proxy to Centene to vote those shares with respect to the Charter Amendment proposal without specific instructions from their customers, as brokers, banks and other nominees have discretionary voting power on this “routine” matter. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. Therefore, if you are a Centene stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Share Issuance proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present);

•	your broker, bank or other nominee may not vote your shares on the Centene Adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (regardless of whether a quorum is present); and

•	your broker, bank or other nominee may vote your shares on the Charter Amendment proposal.

Revocability of Proxies and Changes to a Centene Stockholder’s Vote

A Centene stockholder has the power to change its vote at any time before its shares are voted at the Centene special meeting by:

•	notifying Centene’s Secretary in writing at 7700 Forsyth Boulevard, St. Louis, Missouri 63105 that you are revoking your proxy;

•	executing and delivering a later dated proxy card or submitting a later dated vote by telephone or on the Internet;

•	voting in person at the Centene special meeting (although attendance at the Centene special meeting will not in and of itself constitute a revocation of a proxy); or

•	if you hold shares of Centene common stock in Centene benefit plans, contacting the Centene trustee.

If you are a Centene stockholder of record, revocation of your proxy or voting instructions through the Internet, by telephone or by mail must be received prior to the start of the Centene special meeting, although you may also revoke your proxy by attending the Centene special meeting and voting in person. However, if a Centene stockholder has shares held through a brokerage firm, bank or other custodian, such stockholder may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from Centene stockholders is made on behalf of the Centene Board. Centene and Health Net will generally share equally the cost and expenses of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC. Centene will pay the costs of soliciting and obtaining proxies from Centene stockholders, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Centene officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Centene has engaged the firms of Innisfree M&A Incorporated and Morrow & Co., LLC, to assist Centene in the distribution and solicitation of proxies for an estimated fee of $25,000 and $25,000, respectively, plus reasonable out-of-pocket expenses for the services of each firm. Health Net will pay the costs of soliciting and obtaining its proxies and all other expenses related to the Health Net special meeting.

Voting by Centene Directors and Executive Officers

On the close of business on September 14, 2015, the most recent practicable date for which such information was available, directors and executive officers of Centene and their affiliates owned and were entitled to vote 2,436,926 shares of Centene common stock, representing approximately 2.0% of the shares of Centene common stock outstanding on that date. The number and percentage of shares of Centene common stock owned by directors and executive officers of Centene and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 14, 2015. Centene currently expects that Centene’s directors and executive officers will vote their shares in favor of all Centene proposals, although, except as set forth below, none of them has entered into any agreements obligating them to do so.

On July 2, 2015, the Centene Supporting Stockholder entered into the Centene Voting Agreement with Health Net, pursuant to which such stockholder agreed to vote in favor of the approval of the merger agreement and the transactions contemplated thereby, and to vote against any takeover proposal in respect of Centene.

Tabulation of Votes

Centene expects to appoint The Carideo Group, which is referred to as Carideo, to serve as the Inspector of Election for the Centene special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Attending the Centene Special Meeting

Subject to space availability, all Centene stockholders as of the Centene record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 11:30 a.m., Central Time on October 23, 2015.

If your shares of Centene common stock are held in “street name” through a broker, bank or other nominee and you wish to attend the Centene special meeting, you need to bring a copy of a bank or brokerage statement to the Centene special meeting reflecting your stock ownership as of the Centene record date. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Adjournments

The Centene by-laws require that the holders of a majority of the votes entitled to be cast by stockholders entitled to vote be present in person or by proxy in order for the business of the Centene special meeting to be transacted. If a quorum is not present, the special meeting may be adjourned to allow additional time for obtaining additional proxies if the approval to adjourn the meeting of holders of at least a majority of the shares present or represented by proxy and entitled to vote on the proposal is obtained. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Centene special meeting. Broker non-votes, if any, will also be counted for the purpose of determining the presence of a quorum for the transaction of business at the Centene special meeting.

CENTENE PROPOSALS

Item 1. The Share Issuance Proposal

(Item 1 on Centene Proxy Card)

When the merger becomes effective, each share of Health Net common stock outstanding immediately before the effective time of the merger will be converted into the right to receive $28.25 in cash and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing.

Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed, it is currently estimated that Centene will issue or reserve for issuance approximately 48,373,162 shares of Centene common stock in connection with the merger, including shares of Centene common stock issuable pursuant to outstanding Health Net stock options, restricted stock units and performance share awards. On an as-converted basis, the aggregate number of shares of Centene common stock to be issued in the merger will exceed 20% of the shares of Centene common stock outstanding before such issuance and for this reason Centene must obtain the approval of Centene stockholders for the issuance of shares of Centene common stock to Health Net stockholders in connection with the merger.

Centene is asking its stockholders to approve the Share Issuance proposal. The issuance of these securities to Health Net stockholders is necessary to effect the merger and the approval of the Share Issuance proposal is required for completion of the merger and is a condition to the completion of the merger.

The Centene Board unanimously recommends a vote “FOR” the Share Issuance proposal (Item 1).

Item 2. The Centene Adjournment Proposal

(Item 2 on Centene Proxy Card)

The Centene special meeting may be adjourned to another time or place from time to time, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Centene special meeting to approve the Share Issuance proposal.

If, at the Centene special meeting, the number of shares of Centene common stock present or represented and voting in favor of the Share Issuance proposal is insufficient to approve the Share Issuance proposal, Centene intends to adjourn the Centene special meeting from time to time in order to enable the Centene Board to solicit additional proxies for approval of the Share Issuance proposal.

In the Centene Adjournment proposal, Centene is asking its stockholders to authorize the holder of any proxy solicited by the Centene Board to vote in favor of granting authority to the proxy holders, and each of them individually, to adjourn the Centene special meeting to another time and place from time to time for the purpose of soliciting additional proxies. If the Centene stockholders approve the Centene Adjournment proposal, Centene could adjourn the Centene special meeting and any adjourned session of the Centene special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Centene stockholders who have previously voted.

The Centene Board unanimously recommends a vote “FOR” the Centene Adjournment proposal (Item 2).

Item 3. The Charter Amendment Proposal

(Item 3 on Centene Proxy Card)

Overview

Centene’s certificate of incorporation, as amended, currently provides that the total number of shares of Centene stock which Centene has authority to issue is 210 million shares, consisting of (i) 200 million shares of common stock and (ii) 10 million shares of preferred stock.

Centene has proposed to increase the authorized shares of Centene common stock from 200 million shares of common stock to 400 million shares of common stock. In addition, to effect this change, the total number of shares of capital stock authorized in the Centene certificate of incorporation, as amended, would increase from 210,000,000 to 410,000,000. After giving effect to the Merger and the Charter Amendment, Centene expects to have approximately 219,366,949 million shares of authorized but unissued shares of common stock immediately following the effective time of the Merger.

In August 2015, the Centene Board voted unanimously to recommend to the Centene stockholders that the Centene certificate of incorporation, as amended, be amended to increase the number of shares of common stock authorized for issuance by 200,000,000. Under Delaware corporate law, Centene is required to obtain approval from the Centene stockholders to amend the Centene certificate of incorporation, as amended, to increase the number of shares of common stock authorized for issuance. If the proposed amendment is approved by the Centene stockholders at the special meeting, the amendment will be effective upon the filing of a certificate of amendment setting forth such amendment with the Secretary of State of the State of Delaware (or at such later time as may be specified therein), which filing is expected to occur promptly after the Centene special meeting and would be filed whether or not the merger occurs. The full text of the form of proposed amendment, which would replace paragraph (a) Article FOURTH of the Company’s certificate of incorporation in its entirety, is attached as Annex H to this joint proxy statement/prospectus.

The affirmative vote of holders of a majority of the shares of Centene common stock outstanding and entitled to vote on the record date for the Centene special meeting is required to approve the Charter Amendment proposal.

The approval of the Charter Amendment proposal is not required to complete the merger.

Reasons for Proposal

The Centene certificate of incorporation, as amended, currently authorizes us to issue up to 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Centene common stock and 10,000,000 shares of Centene preferred stock. As of September 14, 2015, Centene had a total of 119,140,890 shares of Centene common stock outstanding, and approximately 13,118,999 additional shares of Centene common stock reserved for issuance pursuant to its stock option plans and employee stock purchase plan and approximately 48,373,162 additional shares of Centene common stock to be issued to former holders of Health Net common stock upon consummation of the transactions contemplated by the merger agreement (based on valuations in place as of September 14, 2015). As a result, as of September 14, 2015, we had 19,366,949 shares of Centene common stock available for future issuance in excess of the outstanding Centene common stock, Centene’s future obligations to issue Centene common stock, and other shares of Centene common stock that Centene had reserved under existing stock plans.

The Centene Board believes that it is important to have available for issuance a number of authorized shares of Centene common stock that will be adequate to provide for future stock issuances to meet future corporate needs. The additional authorized shares would be available for issuance from time to time in the discretion of the Centene Board, without further stockholder action except as may be required for a particular transaction by law or the rules and regulations of the NYSE. The shares of Centene common stock would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of either equity or convertible debt, stock dividends, stock splits, or issuances under current and future stock plans. The Centene Board believes that these additional shares will provide Centene with needed flexibility to issue shares in the future without potential expense and delay incident to obtaining stockholder approval for a particular issuance. The Centene Board has previously approved stock splits in the form of stock dividends—in July 2003, the Centene Board effected a 3 for 2 split, in December 2004, the Centene Board effected a 2 for 1 split and in February 2015 the Centene Board effected a 2 for 1 split. Except to the extent of Centene’s existing obligations on the date of mailing of this joint proxy statement/prospectus, Centene does not currently have any plans, understandings or agreements for the issuance or use of the additional shares of Centene common stock to be approved under this proposal.

Principal Effects on Outstanding Common Stock

Holders of Centene common stock are entitled to one vote per share on all matters submitted to a vote of Centene stockholders and to receive ratably dividends, if any, as may be declared from time to time by the Centene Board from funds legally available therefor, subject to the payment of any outstanding preferential dividends declared with respect to any Centene preferred stock that from time to time may be outstanding. Upon Centene’s liquidation, dissolution or winding up, holders of Centene common stock are entitled to share ratably in any assets available for distribution to Centene stockholders after payment of all of Centene’s obligations, subject to the rights to receive preferential distributions of the holders of any Centene preferred stock then outstanding.

The proposed amendment to the Centene certificate of incorporation, as amended, to increase the number of shares of authorized Centene common stock would not affect the rights of existing holders of Centene common stock except to the extent that future issuances of Centene common stock will reduce each existing Centene stockholder’s proportionate ownership. Holders of Centene common stock do not have any preemptive rights to subscribe for the purchase of any shares of Centene common stock, which means that current holders of Centene common stock do not have a prior right to purchase any new issue of Centene common stock in order to maintain their proportionate ownership.

The issuance of additional shares of Centene common stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of Centene.

The Centene Board recommends a vote “FOR” the Charter Amendment proposal (Item 3).

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the meeting by Centene, and Centene does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby at the discretion of the proxy holder on any such matter.

HEALTH NET SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Health Net stockholders as part of a solicitation of proxies by the Health Net Board for use at the Health Net special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Health Net stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Health Net special meeting.

Date, Time and Place

The special meeting of Health Net stockholders will be held at 21281 Burbank Boulevard, Woodland Hills, California 91367, on October 23, 2015, at 10:00 a.m., Pacific time. On or about September 22, 2015, Health Net commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Health Net special meeting.

Purpose of the Health Net Special Meeting

At the Health Net special meeting, Health Net stockholders will be asked to consider and vote on the following:

•	a proposal to adopt the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, which is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 54 and 134, respectively, which is referred to as the Merger proposal;

•	an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Health Net’s named executive officers that is based on or otherwise related to the proposed transactions, which is referred to as the Merger-Related Compensation proposal; and

•	a proposal to approve the adjournment of the Health Net special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger proposal, which is referred to as the Health Net Adjournment proposal.

Completion of the merger is conditioned on the approval of the Merger proposal.

Recommendation of the Health Net Board of Directors

At a special meeting held on July 1, 2015, the Health Net Board adopted the merger agreement, declared the merger agreement advisable and determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of Health Net and its stockholders. Accordingly, the Health Net Board unanimously recommends that Health Net stockholders vote “FOR” the Merger proposal, “FOR” the Merger-Related Compensation proposal and “FOR” the Health Net Adjournment proposal.

Health Net stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Health Net Record Date; Stockholders Entitled to Vote

Only holders of record of Health Net common stock at the close of business on September 22, 2015, which is referred to as the Health Net record date, will be entitled to notice of, and to vote at, the Health Net special meeting or any adjournments or postponements thereof.

As of the close of business on September 14, 2015, the most recent practicable date for which such information was available, there were 77,289,930 shares of Health Net common stock outstanding and entitled to vote at the Health Net special meeting. The number of shares of Health Net common stock outstanding as of the record date is not expected to be meaningfully different from the number as of September 14, 2015. Each share of Health Net common stock outstanding on the Health Net record date entitles the holder thereof to one vote on each proposal to be considered at the Health Net special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Health Net special meeting.

A complete list of stockholders entitled to vote at the Health Net special meeting will be available for examination by any Health Net stockholder in the Investor Relations department at Health Net’s corporate office at 21650 Oxnard Street, Woodland Hills, California 91367, for purposes pertaining to the Health Net special meeting, between the hours of 9:00 a.m. and 4:00 p.m. (Pacific Time) for a period of 10 days before the Health Net special meeting, and at the time and place of the Health Net special meeting.

Voting by Health Net’s Directors and Executive Officers

At the close of business on September 14, 2015, the most recent practicable date for which such information was available, Health Net directors and executive officers and their affiliates were entitled to vote 1,479,114 shares of Health Net common stock or approximately 1.9% of the shares of Health Net common stock outstanding on that date. The number and percentage of shares of Health Net common stock owned by directors and executive officers of Health Net and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 14, 2015. Health Net currently expects its directors and executive officers to vote their shares in favor of all Health Net proposals, but no director or executive officer has entered into any agreement obligating him or her to do so except for Jay M. Gellert, the President and Chief Executive Officer of Health Net, pursuant to the Health Net Voting Agreement. For a further discussion of the Health Net Voting Agreement, see “The Health Net Voting Agreement” beginning on page 168.

Quorum

The Health Net bylaws require that the holders of a majority of the votes entitled to be cast by stockholders entitled to vote be present in person or by proxy in order for the business of the Health Net special meeting to be transacted. If a quorum is not present, the special meeting may be adjourned to allow additional time for obtaining additional proxies if the approval to adjourn the meeting of at least a majority of the votes entitled to be cast by stockholders present or represented by proxy is obtained. No notice of an adjourned meeting need be given unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting; or

•	a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, in which case the board of directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Health Net special meeting. Broker non-votes, if any, will also be counted for the purpose of determining the presence of a quorum for the transaction of business at the Health Net special meeting.

Required Vote

The required votes to approve the Health Net proposals are as follows:

•	The Merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Health Net common stock entitled to vote. Each share of Health Net common stock outstanding on the Health Net record date of the Health Net special meeting is entitled to one vote on this proposal. Failures to vote, broker non-votes and abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

•	The Merger-Related Compensation proposal requires the affirmative vote of holders of a majority of the votes cast by stockholders entitled to vote on the proposal that are present in person or represented by proxy, assuming a quorum. Each share of Health Net common stock outstanding on the Health Net record date is entitled to one vote on this proposal. Failures to vote, broker non-votes and abstentions will have no effect on the vote for this proposal. Because the vote on the Merger-Related Compensation proposal is advisory only, it will not be binding on either Health Net or Centene. Accordingly, if the Merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Health Net’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Merger-Related Compensation proposal.

•	The Health Net Adjournment proposal requires the affirmative vote of holders of a majority of the votes entitled to be cast by Health Net stockholders present in person or represented by proxy if there is not a quorum, and the affirmative vote of holders of a majority of the votes cast by stockholders entitled to vote on the proposal present in person or by proxy if a quorum is present. Each share of Health Net common stock outstanding on the Health Net record date is entitled to one vote on this proposal. Failures to vote will have no effect on the vote for this proposal. Abstentions will have the same effect as a vote “AGAINST” the approval of such proposal if a quorum is not present, and will have no effect if a quorum is present. Broker non-votes, if any, will have the effect of a vote “AGAINST” the proposal if a quorum is not present, and no effect if a quorum is present.

Voting of Proxies by Holders of Record

How to Vote by Proxy If You Are the Record Holder of Your Shares

If you were the record holder of your shares as of the Health Net record date, you may submit your proxy to vote by mail, by telephone or via the Internet. Note that if you hold your shares through the Health Net, Inc. 401(k) Savings Plan, which is referred to as the 401(k) Plan, additional restrictions apply as described below under “How to Vote Your 401(k) Plan Shares by Proxy.”

Voting via the Internet or by Telephone.

•	To submit your proxy via the Internet, go to www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares.

•	If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. (Eastern Time) on October 22, 2015.

Voting by Mail. As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•	To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Health Net, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

•	If you vote by mail, your proxy card must be received no later than 6:00 p.m. (Eastern Time) on October 22, 2015.

How to Vote Your Shares If You Are a “Street Name” Holder

If you hold your shares through a broker, bank or other nominee, also referred to as a “street name” holder, check the instructions provided by that entity to determine which options are available to you with respect to voting your shares.

How to Vote Your 401(k) Plan Shares by Proxy

If you hold shares of Health Net common stock through the 401(k) Plan, you may vote your shares by telephone, mail or via the Internet as described above. If you vote your shares by telephone or via the Internet, your voting instructions must be received before 11:59 p.m. (Eastern Time) on October 20, 2015 in order for the 401(k) Plan trustee to vote your shares. If you vote your shares by mail, your voting instructions must be received before 6:00 p.m. (Eastern Time) on October 20, 2015 in order for the 401(k) Plan trustee to vote your shares. If you hold shares through the 401(k) Plan and do not timely submit your voting instructions by this deadline, your applicable shares will be voted in the same proportion to the shares held in the 401(k) Plan for which votes were cast.

If you hold shares of Health Net common stock through the 401(k) Plan, you may attend the Health Net special meeting. However, shares held through the 401(k) Plan can only be voted as described above, and cannot be voted in person at the Health Net special meeting.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the Health Net special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Health Net Board. Unless a Health Net stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the Health Net special meeting.

Attendance at the Health Net Special Meeting and Voting in Person

Stockholders who wish to attend the Health Net special meeting will be required to present verification of ownership of Health Net common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued picture identification, such as a driver’s license or passport, to gain admittance to the Health Net special meeting.

If you are a stockholder of record and plan to attend the Health Net special meeting and wish to vote in person, you will be given a ballot at the Health Net special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee or your plan administrator, and you wish to vote in person at the Health Net special meeting, you must bring to the Health Net special meeting a legal proxy from the record holder of the shares (your broker, bank or other nominee) authorizing you to vote at the Health Net special meeting. In addition, as noted above, if you hold shares through the 401(k) Plan, you may attend the Health Net special meeting, but those shares can only be voted as described above, and cannot be voted at the Health Net special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Health Net special meeting.

Revocability of Proxies

Any stockholder giving a proxy has the power to revoke it at any time before the proxy is voted at the Health Net special meeting. If you are a stockholder of record, you may revoke your proxy in any of the following ways:

(1)	By delivering, before 6:00 p.m. (Eastern Time) on October 22, 2015, to Health Net’s Corporate Secretary, or Assistant Secretary, (at Health Net’s executive offices at 21650 Oxnard Street, Woodland Hills, California 91367) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

(2)	By duly executing a subsequently dated proxy relating to the same shares of Health Net common stock and delivering it to Health Net’s Corporate Secretary, or Assistant Secretary, at the address in (1) above before 12:00 p.m. (Eastern Time) on October 22, 2015;

(3)	By duly submitting a subsequently dated proxy relating to the same shares of Health Net common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. (Eastern Time) on October 22, 2015; or

(4)	By attending the Health Net special meeting in person and voting such shares during the Health Net special meeting as described above, although attendance at the Health Net special meeting will not, by itself, revoke a proxy.

If you hold shares of Health Net common stock through the 401(k) Plan, you may revoke your proxy using any of the above methods (other than (4) above), but must do so before 11:59 p.m. (Eastern Time) on October 20, 2015 if you vote by telephone or via the Internet and your revocation must be received before 6:00 p.m. (Eastern Time) on October 20, 2015 if you vote by mail.

If your shares are held by a broker, bank or other nominee or through the Health Net 401(k) plan, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee, or 401(k) plan administrator to find out how to do so.

Solicitation

The Health Net Board is soliciting proxies for the Health Net special meeting from its stockholders. Health Net will bear the entire cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement, the proxy card and any additional materials furnished to stockholders. Proxies may be solicited by directors, officers and a small number of Health Net’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Health Net has retained MacKenzie Partners, Inc., a proxy solicitation firm, which is referred to as MacKenzie, to assist in the solicitation of proxies for a fee of approximately $17,500 plus reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Health Net common stock of record for beneficial owners for forwarding to such beneficial owners. Health Net may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your proxy card, or have questions regarding the Health Net special meeting, please contact Health Net’s Investor Relations department at 1-800-291-6911.

Your vote is very important regardless of the number of shares of Health Net common stock that you own. Please vote your shares via the Internet, vote by telephone or sign, date and return a proxy card promptly so your shares can be represented, even if you plan to attend the Health Net special meeting in person.

Tabulation of Votes

Health Net has appointed Broadridge Financial Solutions, which is referred to as Broadridge, to serve as the Inspector of Election for the Health Net special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

The Health Net special meeting may be adjourned to allow additional time for obtaining additional proxies if the approval of holders of at least a majority of the votes entitled to be cast by stockholders present or represented by proxy is obtained if there is no quorum present, and a majority of the votes cast by stockholders entitled to vote on the proposal present in person or by proxy if a quorum is present. No notice of an adjourned meeting need be given unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting; or

•	a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, in which case the board of directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

HEALTH NET PROPOSALS

Item 1. The Merger Proposal

(Item 1 on Health Net Proxy Card)

In the Merger proposal, Health Net is asking its stockholders to adopt the merger agreement. Approval of the Merger proposal by Health Net stockholders is required for completion of the merger.

The Health Net Board unanimously recommends a vote “FOR” the Merger proposal (Item 1).

Item 2. The Merger-Related Compensation Proposal

(Item 2 on Health Net Proxy Card)

In the Merger-Related Compensation proposal, Health Net is asking its stockholders to approve, on an advisory basis, the merger-related compensation arrangements of Health Net’s named executive officers.

Because the vote on the Merger-Related Compensation proposal is advisory only, it will not be binding on either Health Net or Centene. Accordingly, if the Merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Health Net’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Merger-Related Compensation Proposal.

The Health Net Board unanimously recommends a vote “FOR” the Merger-Related Compensation proposal (Item 2).

Item 3. The Health Net Adjournment Proposal

(Item 3 on Health Net Proxy Card)

The Health Net special meeting may be adjourned to another time or place from time to time, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Health Net Special Meeting to approve the Merger proposal.

If, at the Health Net special meeting, the number of shares of Health Net common stock present or represented and voting in favor of the Merger proposal is insufficient to approve the Merger proposal, Health Net intends to adjourn the Health Net special meeting from time to time in order to enable the Health Net Board to solicit additional proxies for approval of the Merger proposal.

In the Health Net Adjournment proposal, Health Net is asking its stockholders to authorize the holder of any proxy solicited by the Health Net Board to vote in favor of granting authority to the proxy holders, and each of them individually, to adjourn the Health Net special meeting to another time and place from time to time for the purpose of soliciting additional proxies. If the Health Net stockholders approve the Health Net Adjournment proposal, Health Net could adjourn the Health Net special meeting and any adjourned session of the Health Net special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Health Net stockholders who have previously voted.

The Health Net Board unanimously recommends a vote “FOR” the Health Net Adjournment proposal (Item 3).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the fiscal year ended December 31, 2014, and for the six months ended June 30, 2015, combine the historical consolidated statements of operations of Centene and Health Net, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, combines the historical consolidated balance sheets of Centene and Health Net, giving effect to the merger as if it had occurred on June 30, 2015. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:

•	separate historical financial statements of Centene as of, and for the year ended, December 31, 2014, and the related notes included in Centene’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	separate historical financial statements of Health Net as of, and for the year ended, December 31, 2014, and the related notes included in Health Net’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	separate historical financial statements of Centene as of, and for the six months ended, June 30, 2015, and the related notes included in Centene’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015; and

•	separate historical financial statements of Health Net as of, and for the six months ended, June 30, 2015, and the related notes included in Health Net’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

The unaudited pro forma condensed combined financial information has been prepared by Centene using the acquisition method of accounting in accordance with GAAP. Centene has been treated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The proposed merger has not yet received the necessary approvals from certain governmental authorities, and under certain relevant laws and regulations, before completion of the merger, there are certain limitations regarding what Centene can learn about Health Net. The assets and liabilities of Health Net have been measured based on various preliminary estimates using assumptions that Centene believes are reasonable based on information that is currently available. Differences between these preliminary estimates and the final acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

Centene intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the merger and will finalize the acquisition accounting as soon as practicable within the required measurement period in accordance with ASC 805, but in no event later than one year following completion of the merger.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that Centene and Health Net would have achieved had the companies been combined during these periods and is not intended to project the future results of operations that the combined company may achieve after the merger. The unaudited pro forma condensed combined financial information does not reflect the realization of any cost savings following completion of the merger and also does not reflect any related restructuring and integration charges to achieve those cost savings.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

(In millions, except share data)

	Centene	Health Net	Pro Forma Adjustments (Note 6)		Pro Forma Combined
Revenues:
Premium	$14,198	$13,361	$(198)	(h)	$27,361
Service	1,469	604	—		2,073

Premium and service revenues	15,667	13,965	(198)		29,434
Premium tax and health insurer fee	893	—	198	(h)	1,091

Total revenues	16,560	13,965	—		30,525

Expenses:
Medical costs	12,678	11,308	59	(h)	24,045
Cost of services	1,280	537	—		1,817
General and administrative expenses	1,314	1,844	(227)	(b), (e), (h)	2,931
Premium tax expense	698	—	191	(h)	889
Health insurer fee expense	126	—	141	(h)	267
Asset impairment	—	88	—		88

Total operating expenses	16,096	13,777	164		30,037

Earnings from operations	464	188	(164)		488
Other income (expense):
Investment and other income	28	43	7	(a)	78
Interest expense	(35)	(31)	(128)	(c), (d)	(194)

Earnings from continuing operations, before income tax expense	457	200	(285)		372
Income tax expense (benefit)	196	54	(108)	(f)	142

Earnings from continuing operations, net of income tax expense	261	146	(177)		230
Discontinued operations, net of income tax expense	3	—	—		3

Net earnings	264	146	(177)		233
(Earnings) loss attributable to noncontrolling interests	7	—	—		7

Net earnings attributable to common stockholders	$271	$146	$(177)		$240

Amounts attributable to common stockholders:
Earnings from continuing operations, net of income tax expense	$268	$146	$(177)		$237
Discontinued operations, net of income tax expense	3	—	—		3

Net earnings	$271	$146	$(177)		$240

Net earnings per common share:
Basic:
Continuing operations	$2.30	$1.83			$1.43
Discontinued operations	0.03	—			0.02

Basic earnings per common share	$2.33	$1.83			$1.45

Diluted:
Continuing operations	$2.23	$1.80			$1.39
Discontinued operations	0.02	—			0.02

Diluted earnings per common share	$2.25	$1.80			$1.41

Weighted average number of common stock outstanding:
Basic	116,345,764	79,602,145	(30,500,243)	(g)	165,447,666
Diluted	120,360,212	80,776,941	(30,839,442)	(g)	170,297,711

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Income Statement Pro Forma Adjustments, beginning on page 198 of this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2015

(In millions, except share data)

	Centene	Health Net	Pro Forma Adjustments (Note 6)		Pro Forma Combined
Revenues:
Premium	$8,991	$7,724	$(163)	(h)	$16,552
Service	954	296	—		1,250

Premium and service revenues	9,945	8,020	(163)		17,802
Premium tax and health insurer fee	692	—	163	(h)	855

Total revenues	10,637	8,020	—		18,657

Expenses:
Medical costs	8,042	6,507	31	(h)	14,580
Cost of services	821	280	—		1,101
General and administrative expenses	845	1,049	(190)	(b), (e), (h)	1,704
Premium tax expense	520	—	126	(h)	646
Health insurer fee expense	107	—	116	(h)	223
Asset impairment	—	2	—		2

Total operating expenses	10,335	7,838	83		18,256

Earnings from operations	302	182	(83)		401
Other income (expense):
Investment and other income	19	34	4	(a)	57
Interest expense	(21)	(16)	(63)	(c), (d)	(100)

Earnings from continuing operations, before income tax expense	300	200	(142)		358
Income tax expense (benefit)	147	112	(40)	(f)	219

Earnings from continuing operations, net of income tax expense	153	88	(102)		139
Discontinued operations, net of income tax expense (benefit)	(1)	—	—		(1)

Net earnings	152	88	(102)		138
(Earnings) loss attributable to noncontrolling interests	(1)	—	—		(1)

Net earnings attributable to common stockholders	$151	$88	$(102)		$137

Amounts attributable to common stockholders:
Earnings from continuing operations, net of income tax expense	$152	$88	$(102)		$138
Discontinued operations, net of income tax expense (benefit)	(1)	—	—		(1)

Net earnings	$151	$88	$(102)		$137

Net earnings (loss) per common share:
Basic:
Continuing operations	$1.28	$1.15			$0.82
Discontinued operations	(0.01)	—			—

Basic earnings per common share	$1.27	$1.15			$0.82

Diluted:
Continuing operations	$1.24	$1.13			$0.80
Discontinued operations	(0.01)	—			(0.01)

Diluted earnings per common share	$1.23	$1.13			$0.79

Weighted average number of common stock outstanding:
Basic	118,894,269	77,129,140	(28,027,238)	(g)	167,996,171
Diluted	122,785,459	78,263,913	(28,339,941)	(g)	172,709,431

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Income Statement Pro Forma Adjustments, beginning on page 198 of this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2015

(In millions, except share data)

	Centene	Health Net	Pro Forma Adjustments (Note 7)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,967	$757	$117	(d)	$2,841
Premium and related receivables	1,248	1,116	—		2,364
Short term investments	140	2,372	—		2,512
Other current assets	483	614	—		1,097

Total current assets	3,838	4,859	117		8,814
Long term investments	1,541	7	—		1,548
Restricted deposits	101	—	—		101
Property, software and equipment, net	462	81	(43)	(c)	500
Goodwill	811	559	2,671	(a)	4,041
Intangible assets, net	148	10	1,490	(b)	1,648
Other long term assets	121	344	—		465

Total assets	$7,022	$5,860	$4,235		$17,117

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims liability	$2,092	$1,758	$—		$3,850
Accounts payable and accrued expenses	1,004	1,243	151	(e)	2,398
Return of premium payable	289	—	—		289
Unearned revenue	68	190	—		258
Current portion of long term debt	5	—	—		5

Total current liabilities	3,458	3,191	151		6,800
Long term debt	1,139	610	2,382	(d), (f)	4,131
Other long term liabilities	330	347	484	(g)	1,161

Total liabilities	4,927	4,148	3,017		12,092
Commitments and contingencies
Redeemable noncontrolling interests	155	—	—		155
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock (1)	—	—	—	(h)	—
Additional paid-in capital	891	1,482	1,575	(h)	3,948
Accumulated other comprehensive loss	(4)	(14)	14	(j)	(4)
Retained earnings	1,154	2,698	(2,825)	(i)	1,027
Treasury stock, at cost	(101)	(2,454)	2,454	(h)	(101)

Total stockholders’ equity attributable to common stockholders	1,940	1,712	1,218		4,870
Noncontrolling interest	—	—	—		—

Total stockholders’ equity	1,940	1,712	1,218		4,870

Total liabilities and stockholders’ equity	$7,022	$5,860	$4,235		$17,117

(1)	On an historical basis, share information of Centene is as follows: 200,000,000 shares authorized; 119,087,944 shares issued and outstanding. On a pro forma combined basis, share information is as follows: 200,000,000 shares authorized 168,187,553 shares issued and outstanding.

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 7. Balance Sheet Pro Forma Adjustments, beginning on page 200 of this proxy statement/prospectus.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT SHARE DATA)

1. Description of Transaction

On July 2, 2015, Centene, Merger Sub I, Merger Sub II and Health Net entered into the merger agreement.

The merger agreement provides that, subject to the terms and conditions of the merger agreement, Merger Sub I will merge with and into Health Net, with Health Net continuing as the surviving entity and a direct wholly owned subsidiary of Centene. In addition, immediately following the completion of the merger and contingent upon Health Net’s receipt before the effective time of the merger of an opinion from Morgan Lewis, its outside legal counsel, that the mergers will constitute a reorganization under Section 368(a) of the Code, Health Net, as the surviving entity of the merger, will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as the surviving corporation.

In the merger, each share of Health Net common stock that is issued and outstanding immediately prior to the effective time of the merger (other than (i) any shares of Health Net common stock owned or held directly or indirectly by Centene, Health Net (including as treasury stock), Merger Sub I or Merger Sub II that will be cancelled upon completion of the merger, (ii) shares related to Health Net stock options, restricted stock units or performance share awards and (iii) any shares of Health Net common stock with respect to which appraisal rights are properly demanded and not withdrawn under the DGCL) will be converted into the right to receive $28.25 in cash and 0.622 of a validly issued, fully paid non-assessable share of Centene common stock. The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction (including any exercise of rights issued pursuant to the Health Net rights agreement), or any stock dividend declared thereon, with respect to the shares of either Centene common stock or Health Net common stock, with a record date prior to completion of the merger. No fractional shares of Centene common stock will be issued in connection with the merger. Instead of receiving any fractional shares, each holder of Health Net common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (x) the amount of the fractional share interest in a share of Centene common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (y) the Centene stock value. Centene stockholders will continue to own their existing shares of common stock of Centene, which will not be changed by the transaction.

At the effective time of the merger, each option to purchase Health Net common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger, whether or not then vested or exercisable, shall be cancelled in exchange for a cash payment of $28.25 for each share of Health Net common stock subject to the option, generally reduced by an amount of cash equal to any applicable withholding taxes, and 0.622 of a validly issued, fully paid and non-assessable share of Centene common stock for each share of Health Net common stock subject to the option, generally reduced by a number of shares of Centene common stock with a Centene stock value equal to the aggregate exercise price of the option.

At the effective time of the merger, each Health Net restricted stock unit and Health Net performance share award that is outstanding immediately prior to the effective time of the merger and either (i) is vested as of immediately prior to the effective time of the merger in accordance with the vesting schedule contained therein as in effect on the date of the merger agreement or (ii) becomes vested solely as a result of the consummation of the transactions contemplated by the merger agreement as a result of a non-discretionary vesting acceleration provision contained therein as of the date of the merger agreement shall be cancelled and automatically converted into the right to receive the merger consideration. Each other Health Net restricted stock unit or performance share award that is outstanding immediately prior to the effective time of the merger shall continue to have, and be subject to, the same terms and conditions (including the vesting schedule) as were applicable to such award immediately prior to the effective time of the merger, except that each such award will be adjusted based on an exchange ratio contained in the merger agreement and will thereafter relate to shares of Centene common stock rather than shares of Health Net common stock.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Centene and Health Net. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurements.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the merger is completed at the then-current market price. This requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Centene may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Centene’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the merger, primarily at their respective fair values and added to those of Centene. Financial statements and reported results of operations of Centene issued after completion of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Health Net.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal, accounting, valuation and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by Centene and Health Net are estimated to be approximately $100 million and $53 million, respectively, of which $2 million had been incurred as of June 30, 2015. Acquisition-related transaction costs expected to be incurred by Centene include estimated fees related to a bridge financing commitment agreement. Those costs are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accrued expenses and other current liabilities, with the related tax benefits reflected as an increase in other current assets and the after tax impact presented as a decrease to retained earnings.

The unaudited pro forma condensed combined financial statements do not reflect the projected realization of cost savings following completion of the merger. These cost savings opportunities are from administrative cost savings, as well as network and medical management savings. Although Centene projects that cost synergies of approximately $75 million and $150 million will result in the first and second year following the merger, there can be no assurance that these cost synergies will be achieved. The unaudited pro forma condensed combined financial statements do not reflect projected pretax restructuring and integration charges associated with the projected cost savings, which are projected to be approximately $40 million to $50 million over a period of two years following completion of the merger. Such restructuring and integration charges will be expensed in the appropriate accounting periods after completion of the merger.

3. Accounting Policies

At completion of the merger, Centene will review Health Net’s accounting policies. As a result of that review, Centene may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Centene is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements assume there are no material differences in accounting policies other than reclassifications detailed in Note 6.

4. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Health Net:

	Conversion Calculation	Estimated Fair Value (in millions)	Form of Consideration
Consideration Transferred:
Number of shares of Health Net common stock outstanding at September 14, 2015 (in millions)	77.3
Multiplied by Centene’s share price at September 14, 2015 multiplied by the exchange ratio ($63.20*0.622)	$39.31	3,039	Centene Common stock
Multiplied by the per common share cash consideration	$28.25	$2,184	Cash

Number of shares underlying Health Net stock options outstanding (vested and unvested) as of September 14, 2015, expected to be canceled (in millions)	1.4
Multiplied by: Centene’s share price at September 14, 2015 multiplied by the exchange ratio ($63.20*0.622), less the weighted-average exercise price of such stock options	$7.41	10	Centene Common stock
Multiplied by the per common share cash consideration	$28.25	$40	Cash

Number of Health Net performance share units and restricted stock units outstanding at September 14, 2015 and expected to be canceled (in millions)	0.2
Multiplied by Centene’s share price at September 14, 2015 multiplied by the exchange ratio ($63.20*0.622)	$39.31	8	Centene Common stock
Multiplied by the per common share cash consideration	$28.25	$6	Cash

Estimate of Total Consideration Expected to be Transferred (a)		$5,287

Certain amounts may reflect rounding adjustments.

(a)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual consideration that will be transferred when the merger is completed. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the date the merger is completed at the then-current market price. This requirement will likely result in a different value for the common share component of the purchase consideration and a per share equity component different from the $39.31 assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. For example, if the price of Centene common stock on the date the merger is completed increased or decreased by 10% from the price assumed in these unaudited pro forma condensed combined financial statements, the consideration transferred would increase or decrease by approximately $310 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease in goodwill.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Centene in the merger, reconciled to the estimate of total consideration expected to be transferred:

At June 30, 2015
Assets Acquired and Liabilities Assumed:
Net book value of net assets acquired	$1,712
Less historical:
Goodwill	(559)
Intangible assets	(10)
Capitalized internal-use software	(43)
Deferred tax assets on outstanding equity awards	(5)
Deferred tax liabilities on historical internal-use software	38
Deferred tax liabilities on historical intangible assets	16

Adjusted book value of net assets acquired	1,149

Goodwill (a)	3,230
Identified intangible assets (b)	1,500
Deferred tax liabilities (c)	(557)
Fair value adjustment to debt (d)	(35)
Property and equipment (e)	—

Consideration transferred	$5,287

(a)	Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.
(b)	As of completion of the merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved.

The fair value of identifiable intangible assets is determined primarily using variations of the “income approach,” which is based on the present value of the future after tax cash flows attributable to each identified intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. Under the HSR Act and other relevant laws and regulations, there are significant limitations on Centene’s ability to obtain specific information about the Health Net intangible assets prior to completion of the merger.

At this time, Centene does not have sufficient information as to the amount, timing and risk of cash flows of all of Health Net’s identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, Health Net’s cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of Health Net’s identifiable intangible assets and their weighted-average useful lives have been estimated as follows:

	Estimated Fair Value	Estimated Useful Life (Years)
State and Federal Contracts	$800
Customer lists	200
Provider networks	250
Trademarks / trade names	150
Technology	100

Total	$1,500	10

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Centene has full access to information about Health Net’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated useful lives of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Centene only upon access to additional information and/or by changes in such factors that may occur prior to completion of the merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Health Net intangible assets and/or to the estimated weighted-average useful lives from what Centene has assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to Centene’s estimate of associated amortization expense.

(c)	As of completion of the merger, Centene will establish deferred taxes and make other tax adjustments as part of the accounting for the acquisition, primarily related to estimated fair value adjustments for identifiable intangible assets and debt (see (b) and (d)). The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated fair value of identifiable intangible assets to be acquired	$1,500
Estimated fair value adjustment of debt to be assumed	(35)

Total estimated fair value adjustments of assets to be acquired and liabilities to be assumed	$1,465

Deferred taxes associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed, at 38% (*)	$557

(*)	Centene assumed a 38% tax rate when estimating the deferred tax aspects of the acquisition.

(d)	As of completion of the merger, debt is required to be measured at fair value. Centene has calculated the pro forma adjustment using publicly available information and believes the pro forma adjustment amount to be reasonable.
(e)

As of completion of the merger, property and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Centene does not have sufficient information at this time as to the specific nature, age, condition or location of Health Net’s property and equipment, and Centene does not know the appropriate valuation premise, in-use or in-exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated as well as a profile of the associated market participants. All of these elements can cause differences between fair value and net book value. Accordingly, for the purposes of these unaudited pro forma condensed combined financial statements, Centene has assumed that the current Health Net book values represent the best estimate of fair value except for capitalized internal-use software for which the historical book value was eliminated as the fair value was estimated in (b) above. This estimate is preliminary and subject to change and could vary materially from the actual value on the date the merger is completed.

6. Income Statement Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	For purposes of these unaudited pro forma condensed combined financial statements, Centene estimated additional interest income associated with adjusting the amortized cost of Health Net’s investment portfolio to fair value as of completion of the merger. Additional interest income due to fair value adjustments to the investment portfolio under the acquisition method of accounting is estimated to be approximately $7 million and $4 million for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

(b)	To adjust intangible amortization expense, as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Eliminate Health Net’s historical intangible asset amortization expense	$(3)	$(1)
Estimated intangible asset amortization(*)	150	75

Estimated adjustment to intangible asset amortization expense	$147	$74

(*)	Assumes an estimated $1.5 billion of finite-lived intangibles and a weighted average amortization period of 10 years (Refer to Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed).

(c)	Centene estimates additional interest expense of approximately $4 million in the year ended December 31, 2014 and $2 million for the six months ended June 30, 2015, related to the amortization of debt issuance costs associated with the approximately $2.3 billion of long term debt securities Centene expects to issue to finance the merger. Issuance costs related to those long term debt securities are assumed to be amortized over an estimated weighted average term of approximately nine years.

(d)	Centene estimates interest expense of $124 million in the year ended December 31, 2014 and $61 million in the six months ended June 30, 2015, associated with debt issued to finance the merger and the amortization of the estimated fair value adjustment to Health Net’s debt:

•	Additional interest expense of approximately $123 million in the year ended December 31, 2014 and $61 million in the six months ended June 30, 2015, based on approximately $2.3 billion of long term fixed-rate debt securities Centene expects to issue to partially fund the merger. The calculation of interest expense on the long term debt securities assumes maturity tranches between seven and 10 years and an estimated weighted average annual interest rate of 5.44%. If interest rates were to increase or decrease by 0.5% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense could increase or decrease by approximately $11 million in 2014 and $6 million in the six months ended June 30, 2015.

•	Additional interest expense of approximately $11 million in the year ended December 31, 2014 and $6 million in the six months ended June 30, 2015, based on approximately $350 million of borrowings under its revolving credit agreement with an estimated average interest rate of 3.00%.

•	In connection with the merger, Centene expects to amend its unsecured $500 million revolving credit agreement to increase the available commitments to $1.0 billion. Centene expects to draw approximately $350 million on the facility and assumes that it would have incurred an estimated $2 million and $1 million of facility fees on the incremental commitment in the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively, which is reflected in the respective pro forma adjustments to interest expense for these periods.

•	Additional interest expense associated with incremental debt issued to finance the merger is offset by estimated reductions to interest expense of $10 million in the year ended December 31, 2014 and $5 million in the six months ended June 30, 2015. These reductions are from the amortization of the estimated fair value adjustment to Health Net’s debt over the remaining weighted-average life of its outstanding debt of 3.4 years. Debt is required to be measured at fair value under the acquisition method of accounting.

•	In connection with the merger, Centene expects to terminate the existing Heath Net revolving credit facility resulting in reduced interest expense of $2 million in the year ended December 31, 2014 and $2 million for the six months ended June 30, 2015.

(e)	Centene estimates additional stock compensation expense of $17 million in the year ended December 31, 2014 and $9 million for the six months ended June 30, 2015 related to the amortization of the fair value increase to the Health Net rollover stock awards.

(f)	Centene assumed a blended 38% tax rate when estimating the tax impact of the acquisition, representing the federal and state tax rates. The effective tax rate of the combined company could be significantly different depending upon post-acquisition activities of the combined company.

In addition, Centene assumed it would become subject to IRS Regulation 162(m)(6) beginning in 2015, with increased income tax expense for the six months ended June 30, 2015 of approximately $14 million.

(g)	The combined basic and diluted earnings per share for the periods presented are based on the combined weighted average basic and diluted shares of Centene and Health Net. The historical weighted average basic and diluted shares of Health Net were assumed to be replaced by the shares expected to be issued by Centene to effect the merger.

The following table summarizes the computation of the unaudited pro forma combined weighted average basic and diluted shares outstanding:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Centene weighted average shares used to compute basic EPS	116,345,764	118,894,269
Health Net shares outstanding at September 14, 2015, converted at the exchange ratio (77,289,930*0.622)	48,074,336	48,074,336

Combined weighted average basic shares outstanding	164,420,100	166,968,605
Number of Health Net options and restricted shares outstanding at September 14, 2015 to be canceled, converted at the exchange ratio (1,652,035*0.622)	1,027,566	1,027,566

Pro forma weighted average basic shares outstanding	165,447,666	167,966,171
Dilutive effect of Centene’s outstanding stock-based compensation awards	4,014,448	3,891,190
Dilutive effect of Health Net’s outstanding stock-based compensation awards, converted at the exchange ratio	835,597	822,070

Pro forma weighted average shares used to compute diluted EPS	170,297,711	172,709,431

Certain amounts may reflect rounding adjustments.

(h)	Centene included reclassification adjustments to conform Health Net’s income statement presentation to Centene’s income statement presentation. These reclassifications had no effect to net earnings:

•	Reclassification of $198 million for the year ended December 31, 2014 and $163 million for the six months ended June 30, 2015 of Premium Tax and Health Insurer Fee Revenue from Premium Revenue.

•	Reclassification of $59 million for the year ended December 31, 2014 and $31 million for the six months ended June 30, 2015 of Medical Costs from General and Administrative Expenses.

•	Reclassification of $191 million for the year ended December 31, 2014 and $126 million for the six months ended June 30, 2015 of Premium Tax Expense from General and Administrative Expenses.

•	Reclassification of $141 million for the year ended December 31, 2014 and $116 million for the six months ended June 30, 2015 of Health Insurer Fee Expense from General and Administrative Expenses.

7. Balance Sheet Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	To adjust goodwill to an estimate of acquisition-date goodwill, as follows:

Eliminate Health Net’s historical goodwill	$(559)
Estimated transaction goodwill	3,230

Total	$2,671

(b)	To adjust intangible assets to an estimate of fair value, as follows:

Eliminate Health Net’s historical intangible assets	$(10)
Estimated fair value of intangible assets acquired	1,500

Total	$1,490

(c)	To eliminate Health Net’s historical capitalized internal use software of $43 million.

(d)	Centene expects to issue approximately $2.6 billion of debt to partially fund the merger, comprised of approximately $2.3 billion of long term debt securities and additional borrowings of approximately $350 million of borrowings on the revolving credit agreement. In connection with the merger, Centene also expects to terminate the existing Heath Net revolving credit facility resulting in reduced long term debt of $210 million. Centene expects to have $117 million of remaining cash on hand to be used for the acquisition-related transaction costs.

(e)	To record estimated acquisition-related transaction costs. Total acquisition-related transaction costs estimated to be incurred by Centene and Health Net are approximately $98 million and $53 million, respectively. Pursuant to requirements for the preparation of pro forma financial information under Article 11 of Regulation S-X, these acquisition-related transaction costs are not included in the pro forma condensed combined income statements.

(f)	To record long term debt issuance costs incurred by Centene to issue debt and to adjust Health Net’s debt to an estimate of fair value, as follows:

Debt issuance costs	$(45)
Estimated fair value increase to debt assumed	35

Total	$(10)

(g)	To adjust tax assets and liabilities as follows:

Eliminate Health Net’s deferred tax liability on intangible assets	$16
Eliminate Health Net’s deferred tax liability on internal-use software	38
Eliminate Health Net’s deferred tax asset on outstanding equity/unit awards	(5)

Estimated transaction deferred tax liability on identifiable intangible assets	(570)
Estimated transaction deferred tax asset for fair value increase to assumed debt	13
Estimate transaction current tax asset for acquisition-related transaction costs	24

Total	$(484)

(h)	To eliminate Health Net’s historical common stock and additional paid-in capital and record the stock portion of the merger consideration as follows:

Eliminate Health Net’s historical common stock, treasury stock and additional paid-in capital	$972
Issuance of Centene common stock	3,057

Total	$4,029

(i)	To eliminate Health Net’s historical retained earnings and to estimate the after-tax portion of the remaining merger-related transaction costs as follows:

Eliminate Health Net’s historical retained earnings	$(2,698)
After-tax transaction costs incurred	(127)

Total	$(2,825)

(j)	To eliminate Health Net’s historical accumulated other comprehensive loss of $14 million.

DESCRIPTION OF CENTENE COMMON STOCK

This section of the joint proxy statement/prospectus summarizes the material terms of Centene’s capital stock that will be in effect if the merger is completed. You are encouraged to read Centene’s certificate of incorporation, as amended, which certificate of incorporation and amendments thereto are incorporated by reference as Exhibits 3.1, 3.1a, 3.1b, 3.1c and 3.2 to the registration statement of which this joint proxy statement/prospectus forms a part, and are incorporated herein by reference, as well as the form of certificate of amendment to Centene’s certificate of incorporation, as amended, which will become effective if the proposed Charter Amendment proposal is approved, upon filing of a certificate of amendment setting forth the Charter Amendment with the Secretary of State of the State of Delaware (or such later time as may be specified therein), the complete text of such Charter Amendment is attached as Annex H to this joint proxy statement/prospectus, and Centene’s amended and restated by-laws, which are incorporated by reference as Exhibit 3.2 to the registration statement of which this joint proxy statement/prospectus forms a part, and are incorporated herein by reference, for greater detail on the provisions that may be important to you. All references within this section to common stock mean the common stock of Centene unless otherwise noted.

Authorized Capital Stock of Centene

Centene’s certificate of incorporation, as amended, provides that the total number of shares of capital stock which may be issued by Centene is 210,000,000, consisting of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. If the Charter Amendment proposal is approved by the Centene stockholders at the Centene special meeting, then upon the effectiveness of the filing with the Secretary of State of the State of Delaware of a certificate of amendment setting forth the Charter Amendment, Centene’s certificate of incorporation will be amended to increase the total number of shares of capital stock which may be issued by Centene to 410,000,000, and the total number of authorized shares of Centene common stock to 400,000,000.

As of September 14, 2015, there were outstanding:

•	119,140,890 shares of Centene common stock; and

•	no shares of Centene preferred stock.

Description of Centene Common Stock

Voting Rights

The holders of Centene common stock are entitled to one vote on each matter submitted for their vote at any meeting of Centene stockholders for each share of Centene common stock held as of the record date for the meeting, including the election of directors. Holders of Centene common stock do not have cumulative voting rights.

Generally, the affirmative vote of the holders of a majority of the total number of votes cast of Centene capital stock represented at a meeting and entitled to vote on a matter is required in order to approve such matter. Certain extraordinary transactions and other actions require supermajority votes, including but not limited to the supermajority voting provisions described below in “—Anti-takeover Provisions—Other Supermajority Voting Requirements.”

Liquidation Rights

In the event that Centene is liquidated, dissolved or wound up, the holders of Centene common stock will be entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of Centene preferred stock to prior distribution.

Dividends

Subject to any preference rights of holders of Centene preferred stock, the holders of Centene common stock are entitled to receive dividends and other distributions in cash, stock or property, if any, declared from time to time by the Centene Board out of legally available funds.

Fully Paid and Non-Assessable

All outstanding shares of Centene common stock are fully paid and non-assessable.

No Preemptive Rights or Conversion Rights

The Centene common stock has no preemptive or conversion rights or other subscription rights.

No Redemption Rights or Sinking Fund

No redemption or sinking fund provisions apply to the Centene common stock.

NYSE Listing

Centene common stock is listed on the NYSE under the symbol “CNC.”

Transfer Agent and Registrar

The transfer agent and registrar for the Centene common stock is Broadridge Corporate Issuer Solutions, Inc.

Anti-takeover Provisions

Some of the provisions in the Centene certificate of incorporation, as amended, the Centene amended and restated by-laws and the DGCL could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Centene;

•	delaying, deferring or preventing the removal of Centene’s existing management or directors;

•	deterring potential acquirers from making an offer to the Centene stockholders; and

•	limiting the Centene stockholders’ opportunity to realize premiums over prevailing market prices of Centene common stock in connection with offers by potential acquirers.

The following is a summary of some of the provisions in the Centene certificate of incorporation, as amended, and the Centene amended and restated by-laws that could have the effects described above. Centene believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Centene outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Business Combination Statute

Centene must comply with Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner or certain other exceptions are met. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the Centene Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other Supermajority Voting Requirements

In addition to the supermajority requirement for certain business combinations discussed above, Centene’s certificate of incorporation also contains other supermajority requirements, including:

•	a requirement that the vote of 75% of the outstanding shares of Centene common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required to remove a director, with or without cause;

•	a requirement that the vote of 75% of the outstanding shares of Centene common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required for the stockholders to adopt, amend, alter or repeal Centene’s amended and restated by-laws; and

•	a requirement that any amendment or repeal of specified provisions of Centene’s certificate of incorporation (including provisions relating to directors and amendment of Centene’s amended and restated by-laws) must be approved by at least 75% of the outstanding shares of Centene common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors.

Actions at Meetings of Stockholders; Special Meetings

Centene’s certificate of incorporation, as amended, and amended and restated by-laws require that any action required or permitted to be taken by Centene’s stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of Centene’s stockholders may be called only by the Centene Board, the chairman of the Centene Board or Centene’s chief executive officer. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Centene.

Classified Board of Directors

Centene’s certificate of incorporation, as amended, and amended and restated by-laws provide that the Centene Board is divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of the Centene Board

Centene’s certificate of incorporation, as amended, and amended and restated by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Centene Board, but in no event will it consist of less than five nor more than 11 directors.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders

Under Centene’s certificate of incorporation, as amended, and amended and restated by-laws, any vacancy on the Centene Board created by any reason prior to the expiration of the term in which the vacancy occurs will be filled by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor.

Advance Notice for Stockholder Proposals

Centene’s amended and restated by-laws contain provisions requiring that advance notice be delivered to Centene of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by Centene stockholders in nominating persons for election to the Centene Board. Ordinarily, the stockholder must give notice not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is not within 30 days before or 70 days after such date, notice by the stockholder must be received no earlier than 120 days prior to such meeting and no later than the later of 70 days prior to the meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was first made by Centene. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. The Centene Board may reject any proposals that have not followed these procedures.

Limitation on Liability of Directors; Indemnification

Centene’s certificate of incorporation, as amended, provides that no director shall be personally liable to Centene or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Centene’s certificate of incorporation, as amended, further provides that any repeal or modification of this limitation of liability by the Centene stockholders shall not adversely affect any right or protection of a director of Centene existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Centene’s certificate of incorporation, as amended, requires that Centene indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. Except for proceedings to enforce rights to indemnification, however, Centene shall not be obligated to indemnify in connection with a proceeding (or part thereof) if such director, officer or successor in interest initiated such proceeding (or part thereof) unless such proceeding was authorized or consented to by the Centene Board. The right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Any repeal or modification by the stockholders of indemnification or advancement rights shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of Centene existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The Centene Board may in its discretion provide rights to indemnification and to the advancement of expenses to employees and agents of Centene similar to those described above.

The inclusion of these provisions in the Centene certificate of incorporation, as amended, and amended and restated by-laws may have the effect of reducing the likelihood of derivative litigation against Centene’s directors and may discourage or deter Centene or its stockholders from bringing a lawsuit against Centene’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Centene and its stockholders.

General Provisions Related to Centene Preferred Stock

The following is a description of general terms and provisions of the Centene preferred stock. All of the terms of the Centene preferred stock are, or will be contained in Centene’s certificate of incorporation, as amended, or in one or more certificates of designation relating to each series of the preferred stock, which will be filed with the SEC at or prior to the issuance of the series of preferred stock, and will be available as described under the heading “Where You Can Find More Information.”

The Centene Board is authorized, without further stockholder approval but subject to applicable rules of the NYSE and any limitations prescribed by law, to issue up to ten million shares of preferred stock from time to time. The Centene Board has the discretion to provide for the issuance of all or any shares of preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be:

•	subject to redemption at such time or times and at such price or prices;

•	entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series;

•	entitled to such rights upon the dissolution of Centene or upon any distribution of Centene’s assets; or

•	convertible into, or exchangeable for, shares of any other class or classes of stock or of any other series of the same or any other class or classes of stock of Centene at such price or prices or at such rates of exchange and with such adjustments as the board may determine.

The purpose of authorizing the Centene Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock may provide desirable flexibility in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of Centene’s outstanding voting stock.

Certain Effects of Authorized but Unissued Stock

Centene may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable Centene to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Centene by means of a proxy contest, tender offer, merger or otherwise. Centene will not solicit approval of its stockholders for issuance of common and preferred stock unless the Centene Board believes that approval is advisable or is required by applicable rules of the NYSE or Delaware law.

COMPARISON OF RIGHTS OF STOCKHOLDERS

OF CENTENE AND HEALTH NET

Both Centene and Health Net are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. Centene will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Health Net stockholders immediately prior to the effective time of the merger will become Centene stockholders. The rights of the former Health Net stockholders and the Centene stockholders will thereafter be governed by the DGCL and by Centene’s certificate of incorporation, as amended, and Centene’s amended and restated by-laws.

The following description summarizes the material differences between the rights of the stockholders of Centene and Health Net, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and bylaws of Centene and Health Net. For more information on how to obtain the documents that are not attached to this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 220.

	Rights of Centene Stockholders	Rights of Health Net Stockholders
Authorized Capital Stock	The authorized capital stock of Centene consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. If the Charter Amendment proposal is approved by the Centene stockholders at the Centene special meeting, then upon the effectiveness of the filing with the Secretary of State of the State of Delaware of a certificate of amendment setting forth the Charter Amendment, Centene’s certificate of incorporation will be amended to increase the total number of shares of capital stock which may be issued by Centene to 410,000,000, and the total number of authorized shares of Centene common stock to 400,000,000.	The authorized capital stock of Health Net consists of 350,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

	Centene’s certificate of incorporation provides that a special meeting of Centene stockholders may be called only	Health Net’s certificate of incorporation provides that special meetings of Health Net stockholders may only be called

Rights of Centene Stockholders	Rights of Health Net Stockholders
by (i) the chairman of the Centene Board, if any, (ii) the Centene chief executive officer or (iii) the Centene Board.

by either the chairman of the Health Net Board or a majority of the Health Net Board.

Where a proposal requiring stockholder approval is made by or on behalf of an interested stockholder, as described hereinafter, or director affiliated with an interested stockholder, or where an interested stockholder otherwise seeks action requiring stockholder approval, then the affirmative vote of a majority of the continuing directors, as described hereinafter, would also be required to call a special meeting of Health Net stockholders for the purpose of considering each proposal or obtaining such approval. “Interested stockholder” generally means any person (other than Health Net or any of its subsidiaries and other than any profit-sharing, employee stock ownership or other employee benefit plan of Health Net or any of its subsidiaries or any trustee of or fiduciary with respect to any such plan or the Co-Presidents of Health Net on January 28, 1994) who is (1) a beneficial owner of or has announced or publicly disclosed a plan or intention to become the beneficial owner of 10% or more of the outstanding voting stock of Health Net or (2) an affiliate or associate (other than the Co-Presidents of Health Net on January 28, 1994) of Health Net that, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding voting stock. “Continuing director” generally means any member of the Health Net Board, while such person is a member of the Health Net Board, who is not an affiliate or associate

	Rights of Centene Stockholders	Rights of Health Net Stockholders
or representative of the interested stockholder and was a member of the Health Net Board prior to the time that an interested stockholder became an interested stockholder, and any successor of a continuing director while such successor is a member of the Health Net Board, who is not an affiliate or associate or representative of the interested stockholder and is recommended or elected to succeed the continuing director by a majority of the continuing directors.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors	Centene’s amended and restated by-laws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the Centene Board.	Health Net’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the Health Net Board.

	Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Centene’s secretary prior to the meeting.	Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Health Net’s secretary prior to the meeting.

	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to or mailed and received at Centene’s principal executive office not less than the 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is not within 30 days before or 70 days after such date,	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to or mailed and received at Health Net’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is not within 25 days before or after such date, notice by

	Rights of Centene Stockholders	Rights of Health Net Stockholders
notice by the stockholder must be received no earlier than 120 days prior to such meeting and no later than the later of 70 days prior to the meeting or the 10th day following the day on which disclosure of the date of the annual meeting was first made by Centene.

the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting, whichever first occurs.

In the case of any nomination for election of a director at a special meeting called for the purpose of electing directors, a Health Net stockholder may submit nominations so long as notice of such nomination is delivered to or mailed and received at Health Net’s principal executive offices not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting, whichever first occurs.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

Centene’s certificate of incorporation, as amended, and amended and restated by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Centene Board, but, pursuant to the amended and restated by-laws, in no event will it consist of less than five nor more than eleven directors.

There are currently nine positions authorized and nine directors serving on the Centene Board.

The Health Net certificate of incorporation and bylaws provide that the Health Net Board shall consist of not less than three nor more than 20 directors and allow the Health Net Board to fix the exact number of directors by resolution.

There are currently eleven positions authorized and ten directors serving on the Health Net Board.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

	Rights of Centene Stockholders	Rights of Health Net Stockholders
Centene’s certificate of incorporation, as amended, and amended and restated by-laws provide that the Centene Board is divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Health Net’s bylaws provide that in an uncontested election, a director nominee is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at a meeting at which a quorum is present; provided, however, that in any meeting which the number of nominees exceeds the number of directors to be elected, director nominees will be elected by a plurality of votes cast.

Health Net does not have a classified board and each director is elected annually.

Removal of Directors	Centene’s certificate of incorporation provides that the affirmative vote of 75% of the outstanding shares of Centene common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required to remove a director, with or without cause.	Health Net’s bylaws provide that any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Limitation on Liability of Directors	Centene’s certificate of incorporation provides that no director shall be personally liable to Centene or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.	Health Net’s certificate of incorporation provides that no director shall be personally liable to Health Net or its stockholders for monetary damages for any breach of fiduciary duty by the director as a director, except that a director shall be liable to the extent provided by applicable law (1) for breach of the director’s duty of loyalty to Health Net or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of DGCL, which addresses liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption or (4) for any transaction from which the director derived an improper personal benefit.

	Rights of Centene Stockholders	Rights of Health Net Stockholders
Indemnification of Directors and Officers	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

	Centene’s certificate of incorporation requires that Centene indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. Except for proceedings to enforce rights to indemnification, however, Centene shall not be obligated to indemnify in connection with a proceeding (or part thereof) if such director, officer or successor in interest initiated such proceeding (or part thereof) unless such proceeding was authorized or consented to by the Centene Board. The right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.	The Health Net certificate of incorporation and bylaws require Health Net to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Health Net against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by applicable law. Health Net is also required under its certificate of incorporation and bylaws to advance, to the maximum extent permitted by law, expenses incurred in connection with any such action, suit or proceeding so long as the director or officer undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to be indemnified.

Rights of Centene Stockholders	Rights of Health Net Stockholders

Any repeal or modification by the stockholders of indemnification or advancement rights shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of Centene existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. The board of directors may in its discretion provide rights to indemnification and to the advancement of expenses to employees and agents of Centene similar to those described above.

Centene’s amended and restated by-laws generally provide that Centene shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Centene) by reason of the fact that such person is or was a director or officer of Centene, or is or was a director or officer of Centene serving at the request of Centene as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Centene, and, with respect to any

The Health Net certificate of incorporation and bylaws provide that Health Net may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was an employee or agent of Health Net, or is or was serving at the request of Health Net as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the DGCL and any other applicable law as from time to time may be in effect.

	Rights of Centene Stockholders	Rights of Health Net Stockholders

criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Centene’s amended and restated by-laws generally provide that Centene shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Centene to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Centene, or is or was a director or officer of Centene serving at the request of Centene as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Centene.

Centene’s amended and restated by-laws authorize it to maintain insurance on behalf of any director, officer, employee or agent against any liability asserted against and incurred by such person, whether or not Centene would have the power to indemnify such person against such liability under the DGCL.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (i) the approval of the board of directors, (ii) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

	Rights of Centene Stockholders	Rights of Health Net Stockholders
	Centene’s certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the shares entitled to vote at an election of directors is required to amend, alter, change or repeal, or adopt any provision of the certificate of incorporation inconsistent with the purpose and intent of, certain designated provisions relating to: (i) the classification of the Centene Board and removal of Centene directors and filling vacancies on the Centene Board and (ii) the ability to amend Centene’s amended and restated by-laws or certificate of incorporation.	Health Net’s certificate of incorporation provides that Health Net reserves the right to alter, amend, change, add or repeal any provision of the certificate of incorporation in accordance with the statute. Accordingly, the default DGCL rule above applies such that changes would require the approval of the board of directors, of a majority of the outstanding shares of stock entitled to vote thereon, and of a majority of the outstanding shares of stock of each class entitled to vote thereon as a class (if any).

Amendments to Bylaws	Centene’s certificate of incorporation, as amended, and amended and restated by-laws provide that the Centene Board may adopt, amend, alter or repeal the Centene by-laws by an affirmative vote of at least a majority of the entire board of directors. In addition, the by-laws may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 75% of the voting power of the Centene shares entitled to vote at an election of directors.	Health Net’s certificate of incorporation and bylaws provide that the Health Net Board has the concurrent right with the Health Net stockholders to alter, amend, change, add or repeal the Health Net bylaws provided that such change is approved by either (i) a majority of the currently authorized number of directors or, in the event an interested stockholder exists, the continuing directors or (ii) the affirmative vote of a majority of the outstanding shares of voting stock, excluding in certain cases stock beneficially owned by an interested stockholder.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder,” unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or certain other exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

	Rights of Centene Stockholders	Rights of Health Net Stockholders
Centene’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, and so Centene is subject to such provision.

Health Net’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, and so Health Net is subject to such provision.

In addition, Health Net’s certificate of incorporation provides that (1) any merger or consolidation of Health Net with any interested stockholder or certain persons related thereto, (2) any sale, lease or other disposition to or with or on behalf of any interested stockholder or certain persons related thereto in excess of certain dollar thresholds, (3) certain liquidations or dissolutions of Health Net or (4) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an interested stockholder’s proportionate share of the Health Net capital stock require, subject to certain exceptions, the affirmative vote of at least a majority of the votes entitled to be cast by the holders of all the then outstanding shares of the Health Net voting stock other than the voting stock of which an interested stockholder is the beneficial owner. The foregoing requirements may not apply if certain requirements are met.

Stockholder Rights Plan	Centene does not have a stockholder rights plan.	Health Net has a stockholder rights plan. Health Net has confirmed it has taken all necessary action so that the rights under such plan shall expire, and shall no longer be exercisable, immediately prior to the effective time of the merger without any payment being made in respect thereof.

LEGAL MATTERS

The validity of the Centene common stock will be passed upon for Centene by Keith Williamson, Executive Vice President, General Counsel and Secretary to Centene, and certain U.S. federal income tax matters relating to the mergers may be passed upon for Health Net by Morgan Lewis, its outside legal counsel.

EXPERTS

The consolidated financial statements of Centene and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Health Net, Inc. and subsidiaries, incorporated in this joint proxy statement/prospectus by reference from Health Net, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Health Net, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2016 ANNUAL MEETING

Centene

Under SEC rules, a stockholder who wishes to present a proposal for inclusion in Centene’s proxy statement for Centene’s 2016 Annual Meeting of Stockholders must submit the proposal in writing to Keith H. Williamson, Centene’s Executive Vice President, General Counsel and Secretary, at 7700 Forsyth Boulevard, St. Louis, Missouri 63105, before November 17, 2015; provided, however, that if the date of Centene’s 2016 Annual Meeting of Stockholders has been changed by more than 30 days from April 28, 2016, then the deadline for inclusion is a reasonable time before Centene begins to print and send its proxy materials for that meeting. SEC rules set standards for the types of stockholder proposals and the information that must be provided by the stockholder making the request.

A stockholder may also submit a proposal, or a nomination of a director, to be considered at Centene’s 2016 Annual Meeting of Stockholders pursuant to Centene’s by-laws (and not under SEC rules). In that case, the proposal (or nomination) would not be required to be included in Centene’s proxy statement for Centene’s 2016 Annual Meeting of Stockholders and the proposal (or nomination) must be received by Centene’s Secretary not less than 120 days nor more than 150 days before the first anniversary of the 2015 Annual Meeting. This notice must include the information required by the provisions of Centene’s by-laws, a copy of which may be obtained by writing to Centene’s Secretary at the address specified above. The deadline for delivery of a stockholder proposal (including the nomination of a director by a stockholder) pursuant to Centene’s bylaws would be between November 30, 2015 and December 30, 2015.

We have not set a date for Centene’s 2016 Annual Meeting of Stockholders. If the date of Centene’s 2016 Annual Meeting of stockholders is more than 30 days before or more than 70 days after April 28, 2016, to be timely a notice of a stockholder proposal (including the nomination of a director) must be received no earlier than 120 days prior to the meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public disclosure of the date of the meeting was first made by Centene.

Health Net

If the merger is completed by early 2016, Health Net will become a wholly owned subsidiary of Centene and, consequently, will not hold an annual meeting of its stockholders in 2016. Health Net stockholders will be entitled to participate as stockholders of Centene in the 2016 Annual Meeting of Stockholders of Centene.

If the merger is not completed for any reason, then Health Net will hold an annual meeting of its stockholders in 2016.

Under Health Net’s current certificate of incorporation and bylaws and applicable SEC rules, the deadlines for stockholder proposals to be brought before the Health Net 2016 annual meeting of stockholders or to nominate candidates for election as directors are as follows:

Stockholder proposals to be made at the 2016 Annual Meeting of Stockholders must be received at Health Net’s principal executive offices by November 27, 2015, 120 calendar days before the anniversary date of the mailing of Health Net’s proxy statement to stockholders in connection with the 2015 Annual Meeting of Stockholders, in order to be eligible for inclusion in Health Net’s proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8 under the Exchange Act; provided, however, that if the date of the 2016 Annual Meeting of Stockholders has been changed by more than 30 days from May 7, 2016, then the deadline for inclusion is a reasonable time before Health Net begins to print and send its proxy materials for that meeting. Health Net’s bylaws require that notice of stockholder proposals to be made at the 2016 Annual Meeting of Stockholders outside the processes of Rule 14a-8 under the Exchange Act be submitted to Health Net in accordance with the requirements of the bylaws no earlier than January 8, 2016, 120 days prior to the anniversary date of the 2015 Annual Meeting of Stockholders, or later than February 7, 2016, 90 days prior to the anniversary date of the 2015 Annual Meeting of Stockholders, provided that, in the event that the 2016 Annual Meeting of Stockholders is called for a date that is earlier than 25 days before such anniversary date or later than 25 days after such anniversary date, notice of stockholder proposals and director nominations, to be timely, must be received not later than the close of business on the tenth day following the day on which Health Net’s notice of the date of the 2016 Annual Meeting of Stockholders is mailed or public disclosure of such date is made, whichever first occurs.

Pursuant to Health Net’s bylaws, notice of stockholder proposals must be in proper written form, setting forth, as to each matter the stockholder proposes to bring before the meeting, the following:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and record address of such stockholder;

•	the class or series and number of shares of Health Net stock which are owned beneficially or of record by such stockholder;

•	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal and any material interest of such stockholder therein; and

•	a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring the proposed business before the meeting.

Similarly, stockholder nominations for director must set forth the following in writing:

•	as to each proposed nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including, but not limited to, the person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to the stockholder making the nomination:

•	his or her name and record address, as they appear on Health Net’s books,

•	the class or series and number of shares of Health Net stock which are owned beneficially or of record by such stockholder;

•	a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholder;

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in the notice; and

•	any other information required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Each of Centene and Health Net will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Centene Corporation, 7700 Forsyth Boulevard, St. Louis, Missouri 63105, Attn: Investor Relations, or contact Centene by telephone at (314) 725-4477, or to Investor Relations, Health Net, Inc., 21650 Oxnard Street, Woodland Hills, California 91367, or contact Health Net Investor Relations by telephone at (800) 291-6911.

WHERE YOU CAN FIND MORE INFORMATION

Centene and Health Net file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Centene and Health Net, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Centene has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Centene common stock to be issued to Health Net stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Centene and Health Net, respectively. The rules and regulations of the SEC allow Centene and Health Net to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Centene and Health Net to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Centene and Health Net have previously filed with the SEC. They contain important information about the companies and their financial condition.

Centene SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2014;

•	Quarterly reports on Form 10-Q for the quarter ended March 31, 2015 and the quarter ended June 30, 2015; and

•	Current reports on Form 8-K filed on August 12, 2015, July 8, 2015, July 7, 2015, July 2, 2015 (two reports), June 11, 2015, April 29, 2015, February 6, 2015, January 14, 2015 and January 2, 2015 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

Health Net SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2014;

•	Quarterly reports on Form 10-Q for the quarter ended March 31, 2015 and the quarter ended June 30, 2015; and

•	Current reports on Form 8-K filed on August 14, 2015, August 4, 2015, July 8, 2015 (two reports), July 7, 2015, July 2, 2015, May 12, 2015, March 27, 2015 and March 17, 2015 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Centene and Health Net incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Centene special meeting and the Health Net special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Centene or Health Net, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

Centene	Health Net
7700 Forsyth Boulevard	21650 Oxnard Street
St. Louis, Missouri 63105	Woodland Hills, CA
Telephone: (314) 725-4477	Telephone: (818) 676-6000

These documents are available from Centene or Health Net, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about Centene and Health Net at their Internet websites at www.centene.com and www.healthnet.com, respectively. Information contained on these websites does not constitute part of this joint proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated or Morrow & Co., LLC Centene’s proxy solicitors, or MacKenzie Partners, Inc., Health Net’s proxy solicitor, at the following addresses and telephone numbers:

For Centene Stockholders:	For Health Net Stockholders:
Innisfree M&A Incorporated	MacKenzie Partners, Inc.
501 Madison Avenue, 20th Floor	105 Madison Avenue
New York, New York 10022	New York, New York 10016
(877) 825-8772 (toll-free)	Phone: (212) 929-5500
(212) 750-5833 (collect)	Email: proxy@mackenziepartners.com
Website: www.mackenziepartners.com

or

Morrow & Co., LLC
470 West Ave
Stamford, CT 06902
(800) 662-5200 (toll-free)
(203) 658-9400) (collect)

If you are a stockholder of Health Net or Centene and would like to request documents, please do so by October 8, 2015 to receive them before your respective company’s special meeting. If you request any documents from Centene or Health Net, Centene or Health Net, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Centene or Health Net, as the case may be, receives your request.

This joint proxy statement/prospectus is a prospectus of Centene and is a joint proxy statement of Centene and Health Net for the Centene special meeting and the Health Net special meeting. Neither Centene nor Health Net has authorized anyone to give any information or make any representation about the merger or Centene or Health Net that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Centene or Health Net has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This joint proxy statement/prospectus is dated September 21, 2015. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Health Net stockholders or Centene stockholders nor the issuance of shares of Centene common stock in the merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CENTENE CORPORATION,

CHOPIN MERGER SUB I, INC.

CHOPIN MERGER SUB II, INC.

and

HEALTH NET, INC.

Dated as of July 2, 2015

INDEX OF DEFINED TERMS

368 Opinion	Section 5.15(d)
Acceptable Confidentiality Agreement	Section 5.4(a)
Adverse Recommendation Change	Section 5.4(b)
Affiliate	Section 8.14
Agreement	Preamble
Alternative Financing	Section 5.10(c)
Applicable Time	Section 7.3(b)
Appraisal Shares	Section 2.4
Beneficial Owner	Section 8.14
Benefit Plan	Section 8.14
Book-Entry Shares	Section 2.1(c)
Burdensome Condition	Section 5.8(a)
Business Day	Section 8.14
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
CMS	Section 8.14
Code	Recitals
Commitment Letter	Section 4.24
Company	Preamble
Company 401(k) Plan	Section 5.13(e)
Company Adverse Recommendation Change	Section 5.3(b)
Company Benefit Plans	Section 3.11(a)
Company Board	Recitals
Company Capital Stock	Section 3.2(a)
Company Common Stock	Recitals
Company Financial Advisor	Section 3.24
Company Intervening Event	Section 1.1(a)(iii)
Company IP Agreements	Section 3.16(a)(xiii)
Company IT Assets	Section 3.17(i)
Company Material Adverse Effect	Section 8.14
Company Material Contract	Section 3.16(a)
Company Material Intellectual Property	Section 8.14
Company Non-Superior Proposal Termination Fee	Section 7.3(c)
Company No-Vote Fee	Section 7.3(d)
Company Owned Real Property	Section 3.14
Company Preferred Stock	Section 3.2(a)
Company Proprietary Software	Section 3.17(i)
Company PSU	Section 2.7(b)
Company Recommendation	Section 3.3(b)
Company Regulated Subsidiary	Section 3.18(g)
Company Rights	Section 3.2(b)
Company RSU	Section 2.7(b)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(c)
Company Stock Option	Section 2.7(a)
Company Stock Option Consideration	Section 2.7(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders Meeting	Section 5.3(b)
Company Subsidiary	Section 3.1(c)
Company Takeover Proposal	Section 7.3(g)

Company Termination Fee	Section 7.3(h)
Company Voting Agreement	Recitals
Confidentiality Agreement	Section 8.14
Consent	Section 3.4(a)
Constituent Documents	Section 8.14
Contract	Section 8.14
Definitive Agreements	Section 5.10(b)
DGCL	Section 1.1
EBITDA	Section 8.14
Effective Time	Section 1.3
Employee	Section 5.13(a)
Employer Group	Section 8.14
Environmental Laws	Section 8.14
ERISA	Section 8.14
ERISA Affiliate	Section 8.14
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Exchange Ratio	Section 2.1(b)
Existing Policies	Section 5.9(c)
Filing	Section 3.4(a)
Financing	Section 4.24
Financing Sources	Section 8.14
Foreign Corrupt Practices Act	Section 3.9(b)
Form S-4	Section 3.7
GAAP	Section 8.14
Governmental Entity	Section 3.4(a)
Hazardous Substances	Section 8.14
Health Care Laws	Section 3.18(a)
Higher Company Superior Proposal Termination Fee	Section 7.3(c)
Higher Parent Superior Proposal Termination Fee	Section 7.3(b)
HSR Act	Section 3.4(a)
Indebtedness	Section 8.14
Indemnified Parties	Section 5.9(a)
Intellectual Property	Section 8.14
Joint Proxy Statement	Section 8.14
Knowledge	Section 8.14
Laws	Section 8.14
Liabilities	Section 5.10(d)
Licensed Company IP	Section 8.14
Licensed Parent IP	Section 8.14
Lien	Section 8.14
Lower Company Superior Proposal Termination Fee	Section 7.3(c)
Lower Parent Superior Proposal Termination Fee	Section 7.3(b)
Marketing Period	Section 8.14(a)
Maximum Premium	Section 5.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
NYSE	Section 8.14
Open Source Software	Section 3.17(i)

Option Exercise Price	Section 2.7(a)
Order	Section 8.14
Outside Date	Section 7.1(b)(ii)
Oversight Employee	Section 8.14
Parent	Preamble
Parent 401(k) Plan	Section 5.13(e)
Parent Adverse Recommendation Change	Section 5.3(c)
Parent Benefit Plans	Section 4.12(a)
Parent Board	Recitals
Parent Capital Stock	Section 4.3(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent Intervening Event	Section 1.1(a)(iv)
Parent IT Assets	Section 4.18(i)
Parent Leased Property	Section 8.14
Parent Material Adverse Effect	Section 8.14
Parent Material Intellectual Property	Section 8.14
Parent Non-Superior Proposal Termination Fee	Section 7.3(b)
Parent No-Vote Fee	Section 7.3(e)
Parent Owned Real Property	Section 4.15
Parent Preferred Stock	Section 4.3(a)
Parent Proprietary Software	Section 4.18(i)
Parent Recommendation	Section 4.4(b)
Parent Regulated Subsidiary	Section 4.19(g)
Parent SEC Documents	Section 4.6(a)
Parent SEC Financial Statements	Section 4.6(c)
Parent Stock Issuance	Recitals
Parent Stock Value	Section 8.14
Parent Stockholder Approval	Section 4.4(a)
Parent Stockholders Meeting	Section 5.3(c)
Parent Subsidiary	Section 4.1(c)
Parent Subsidiary Insurance Agreements	Section 8.14
Parent Subsidiary SAP Statements	Section 4.6(h)
Parent Subsidiary Statements	Section 4.6(i)
Parent Takeover Proposal	Section 7.3(f)
Parent Termination Fee	Section 7.3(h)
Parent Voting Agreement	Recitals
Parties	Preamble
Party or Parties	Preamble
Per Share Cash Amount	Section 2.1(b)
Permits	Section 3.10
Permitted Lien	Section 8.14
Person	Section 8.14
Policies	Section 3.22
Proceeding	Section 8.14
Programs	Section 8.14
Provider Contracts	Section 8.14
Providers	Section 8.14
Purchaser Welfare Benefit Plans	Section 5.13(c)
Regulated Business	Section 8.14
Release	Section 8.14
Replacement Facility	Section 5.10(a)
Representatives	Section 5.7(a)
Required Information	Section 5.10(d)

Rollover Award	Section 2.7(c)
Rollover Award Exchange Ratio	Section 2.7(c)
Sarbanes-Oxley Act	Section 3.5(b)
SEC	Section 3.4(a)
Second Merger	Recitals
Second Merger Agreement	Recitals
Section 262	Section 2.4
Securities Act	Section 3.4(a)
Security or Securities	Section 8.14
Software	Section 3.17(i)
Subsidiary	Section 8.14
Subsidiary Insurance Agreements	Section 8.14
Subsidiary SAP Statements	Section 3.5(h)
Subsidiary Statements	Section 3.5(i)
Superior Proposal	Section 5.4(a)
Surviving Corporation	Section 1.1
Surviving Entity	Section 8.14
Takeover Laws	Section 3.3(b)
Takeover Proposal	Section 1.1(a)(i)
Tax Return	Section 8.14
Taxes	Section 8.14
Vested Award	Section 2.7(b)
Wells Fargo	Section 4.22
WF Bank	Section 4.22
WF Securities	Section 4.22
WFIH	Section 4.22
Willful Breach	Section 8.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 2, 2015 (this “Agreement”), is made and entered into by and among Centene Corporation, a Delaware corporation (“Parent”), Health Net, Inc., a Delaware corporation (the “Company”), Chopin Merger Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Chopin Merger Sub II, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”). Parent, Merger Subs and the Company are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, (a) Merger Sub I will merge with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”), and each of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), other than shares of Company Common Stock owned directly or indirectly by Parent, the Company, Merger Sub I, or Merger Sub II will be converted into the right to receive the Merger Consideration (as defined herein), and (b) if the 368 Opinion (as defined herein) is delivered in accordance with Section 5.15, the Surviving Corporation (as defined herein) will merge with and into Merger Sub II (the “Second Merger” and together with the Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as the Final Surviving Corporation (as defined herein);

WHEREAS, the Boards of Directors of Parent, Merger Sub I and the Company have each (i) determined that the Merger, this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders; and (ii) approved the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, subject to Sections 5.3(b) and 5.4, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, subject to Sections 5.3(c) and 5.4, unanimously resolved to recommend that Parent’s stockholders approve the issuance of shares of Parent common stock, par value $0.001 per share (the “Parent Common Stock”) in connection with the Merger (the “Parent Stock Issuance”);

WHEREAS, if the Second Merger occurs, for U.S. Federal income Tax purposes, it is intended that (i) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and (ii) this Agreement, taken together with the transactions contemplated by the agreement and plan of merger, a form of which is attached as Exhibit B hereto (the “Second Merger Agreement”), relating to the Second Merger, shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, in connection with the execution and delivery of this Agreement by the Parties, a stockholder of the Company has entered into a voting agreement (each, a “Company Voting Agreement”), dated as of the date of this Agreement, with Parent, pursuant to which such stockholder has agreed, among other things, to vote all of the Company Common Stock beneficially owned by it in favor of the adoption of this Agreement, the Mergers and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in such Company Voting Agreement;

WHEREAS, in connection with the execution and delivery of this Agreement by the Parties, a stockholder of Parent has entered into a voting agreement (each, a “Parent Voting Agreement”), dated as of the date of this

Agreement, with the Company, pursuant to which such stockholder has agreed, among other things, to vote all of the Parent Common Stock beneficially owned by it in favor of approval of the Parent Stock Issuance, on the terms and subject to the conditions set forth in such Parent Voting Agreement; and

WHEREAS, Parent, the Company and each Merger Sub desire to make certain representations, warranties, covenants, and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub I shall be merged with and into the Company, whereupon the separate existence of Merger Sub I will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent. Immediately after the consummation of the Merger, subject to the terms and conditions set forth in this Agreement and in accordance with the DGCL, if the 368 Opinion is delivered prior to the Effective Time in accordance with Section 5.15, the Surviving Corporation will be merged with and into Merger Sub II, whereupon the existence of the Surviving Corporation will cease and Merger Sub II shall continue as the surviving entity in the Second Merger (the “Final Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger and, if applicable, the Second Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, at 9:00 a.m. local time, on the later of (i) the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or valid waiver by the Party entitled to waive such conditions) and (ii) the earlier of (A) the date during the Marketing Period to be specified by Parent on no fewer than two (2) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Financing), and (B) the first Business Day following the final day of the Marketing Period, unless another date, time or place is agreed to in writing by Parent and the Company. The date and time on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub I, all as provided under the DGCL.

Section 1.5 Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read as set forth in Exhibit A hereto until further amended in accordance with the provisions thereof and applicable Law (subject to Section 5.9).

(b) At the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub I as in effect immediately prior to the Effective Time, except the references to Merger Sub I’s name shall be replaced by references to “Health Net, Inc.” until further amended in accordance with the provisions thereof and applicable Law (subject to Section 5.9).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Securities of the Company or Merger Sub I:

(a) All shares of Company Common Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or either Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares relating to Company Stock Options, Company RSUs and Company PSUs, which are to be treated in accordance with Section 2.7 and (iii) subject to the provisions of Section 2.4, Appraisal Shares) shall at the Effective Time be converted into the right to receive (x) $28.25 in cash, without interest (such amount of cash, as may be adjusted pursuant to Section 2.2, the “Per Share Cash Amount”), and (y) 0.622 (such ratio, as may be adjusted pursuant to Section 2.2, the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3) (the consideration payable in accordance with this Section 2.1(b), collectively, the “Merger Consideration”).

(c) As of the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall automatically cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (2) shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 2.4) the right to receive (A) the Merger Consideration and (B) any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.5.

(d) Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time or (b) any termination of this Agreement in accordance with Article VII, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction (including any exercise of Company Rights), or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio (and the Per Share Cash Amount in the case of any such action in respect of Company Common Stock) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Stock Options exercisable for Company Common Stock, Company RSUs and Company PSUs) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.3, be entitled under Section 2.1(b) and (B) an amount equal to the Parent Stock Value. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.3 is not a separately bargained-for consideration.

Section 2.4 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Entity of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to such Appraisal Shares, then the right of such holder to be paid the fair value of such Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or agree to do any of the foregoing.

Section 2.5 Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares relating to Company Stock Options, Company RSUs and Company PSUs, which are to be treated in accordance with Section 2.7, and (iii) subject to the provisions of Section 2.4, Appraisal Shares), the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1. At or prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration in respect of all shares of Company Common Stock outstanding immediately prior to the Effective Time, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.5(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and any amounts to be paid in cash in lieu of fractional shares in accordance with Section 2.3, are hereinafter referred to as the “Exchange Fund”). For the purposes of such initial deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall provide to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3. If any Appraisal Shares cease to be Appraisal Shares, Parent shall promptly make available to the Exchange Agent, for addition to the Exchange Fund, the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1 with respect to such former Appraisal Shares, cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.3 with respect to such Appraisal Shares and, if applicable, any dividends or other distributions payable in connection with the Parent Common Stock into which such Appraisal Shares have converted into the right to receive pursuant to Section 2.5(c), and such amounts shall become part of the Exchange Fund. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.1 out of the Exchange Fund in accordance with the exchange agreement contemplated by this Section 2.5(a). Except as provided in Section 2.5(h), the Exchange Fund shall not be used for any other purpose. Nothing contained in this Section 2.5(a) and no investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration.

(b) Exchange Procedures.

(i) Certificates. Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof pursuant to Section 2.5(g)) and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof pursuant to Section 2.5(g)), together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.5(b)(i)), (C) any dividends or other distributions payable pursuant to Section 2.5(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate pursuant to, and in accordance with, this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration and other amounts that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares held by such holder and converted pursuant to this Section 2.5(b)(ii)), (C) any dividends or distributions payable pursuant to Section 2.5(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i).

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article II, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(ii), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii).

(d) The Merger Consideration issued and paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.5(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Entity, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.5(c). Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.5(a) to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be delivered to Parent promptly (and in any event within two (2) Business Days) of Parent’s demand to the Exchange Agent therefore; provided, that in such case, until six (6) months after the Effective Time, Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of such shares Company Common Stock to any holder thereof that withdraws or otherwise loses appraisal rights as set forth in this Agreement.

(f) None of Parent, Merger Sub I, Merger Sub II, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Entity free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.5(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(h) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that (i) any such investments shall be in securities issued or directly and fully guaranteed or insured as to principal and interest by the United States government or any agency or instrumentality thereof and having maturities of not more than one month from the date of investment and (ii) no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock.

(i) Parent, the Surviving Entity or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Any amount deducted or withheld pursuant to this Section 2.5(i) shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any amounts withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of Parent Common Stock otherwise payable pursuant to this Agreement, sold such Parent Common Stock for an amount of cash equal to its fair market value at the time of such deemed sale and paid such cash proceeds to the holder of Company Common Stock in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law. With respect to any withholding obligation arising by reason of consideration payable pursuant to Section 2.7, such obligation shall first be satisfied from the cash consideration otherwise payable, and if such amount of cash is not sufficient to cover the withholding obligation, then by reducing the number of shares of Parent Common Stock that would otherwise be delivered by a number of shares with a fair market value as of the Effective Time equal to such shortfall.

Section 2.6 Further Assurances. If, at any time after the Effective Time, the Surviving Entity shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or (if applicable) Merger Sub I acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

Section 2.7 Company Stock Options and Other Stock-Based Awards.

(a) As of the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Stock Plan (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not then vested or exercisable, shall be cancelled and automatically converted into the right to promptly receive the Company Stock Option Consideration. For purposes of this Agreement, the “Company Stock Option Consideration” means (i) an amount of cash equal to the product of the number of shares of Company Common Stock subject to the Company Stock Option and the Per Share Cash Amount, and (ii) a number of shares of Parent Common Stock equal to (x) the product of the number of shares of Company Common Stock subject to the Company Stock Option and the Exchange Ratio, less (y) a number of shares of Parent Common Stock with a Parent Stock Value that is equal to the aggregate exercise price of the Company Stock Option (the “Option Exercise Price”); provided that any resulting fractional shares of Parent Common Stock will be treated in accordance with Section 2.3; and provided, further, that if the number of shares of Parent Common Stock to be provided to a holder of Company Stock Options under this Section 2.7(a) is not sufficient to cover the Option Exercise Price, then the cash payable pursuant to clause (i) shall be reduced by a number of shares of Parent Common Stock with a Parent Stock Value equal to such shortfall.

(b) As of the Effective Time, each time-based restricted stock unit granted under a Company Stock Plan (each, a “Company RSU”) and each performance share award granted under a Company Stock Plan (each, a “Company PSU”), in each case that is outstanding immediately prior to the Effective Time and either (1) is vested as of immediately prior to the Effective Time in accordance with the vesting schedule contained therein as in effect on the date hereof or (2) becomes vested solely as a result of the consummation of the transactions contemplated hereby as a result of a non-discretionary vesting acceleration provision contained therein as of the date hereof (each, a “Vested Award”) shall be cancelled and automatically converted into the right to receive the Merger Consideration; provided that any resulting fractional shares of Parent Common Stock will be treated in accordance with Section 2.3. Notwithstanding the foregoing, in no event will a Company RSU or Company PSU be deemed to be a Vested Award if the vesting of such award results from the Company’s exercise of discretion to accelerate the vesting thereof that is not expressly required by the applicable Company Stock Plan or another Company Benefit Plan.

(c) As of the Effective Time, each Company RSU and Company PSU that does not qualify as a Vested Award (each, a “Rollover Award”) shall continue to have, and be subject to, the same terms and conditions (including the vesting schedule) as were applicable to the corresponding Rollover Award immediately prior to the Effective Time, except that (i) each Rollover Award will relate to that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock that were issuable upon the vesting of such Rollover Award immediately prior to the Effective Time, multiplied by (y) the Rollover Award Exchange Ratio, and (ii) the number of shares of Company Common Stock subject to any grant of Rollover Awards that are Company PSUs for which the achievement of the applicable performance criteria has not occurred in accordance with the terms thereof prior to the Closing Date shall be equal to the number of such shares that would be issued upon achievement of the applicable performance metrics at the target level (and such Rollover Award shall not, for the avoidance of doubt, be subject to any performance metrics). For purposes of this Agreement, the “Rollover Award Exchange Ratio” means the sum of (1) the Exchange Ratio and (2) the quotient of (x) the Per Share Cash Amount, divided by (y) the Parent Stock Value. As soon as reasonably practicable following the Effective Time, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Rollover Awards.

(d) Prior to the Effective Time, the Company Board and/or any committee thereof shall adopt such resolutions as may be necessary or desirable to provide for or give effect to the transactions contemplated by this Section 2.7. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions as may be required to give effect to the provisions of this Section 2.7.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents filed or furnished after January 1, 2014 and publicly available prior to the date hereof (but excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other disclosures included in such Company SEC Documents that are cautionary, predictive or forward-looking in nature; provided, that the disclosure in the Company SEC Documents shall not be deemed to qualify any representation or warranty contained in Sections 3.2 or 3.4) or (b) a letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement (which Company Disclosure Letter shall specifically identify by reference to sections of this Agreement any exceptions to, and shall qualify or modify each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such Company Disclosure Letter qualifying a section or subsection of this Article III shall be deemed to qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to each other section is reasonably apparent on the face of the disclosure made), the Company represents and warrants to Parent and each Merger Sub as follows:

Section 3.1 Organization and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of its Constituent Documents, as in effect on the date of this Agreement. The Company is not in violation of any of its Constituent Documents.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth, as of the date hereof, a correct and complete list of (i) each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) and (ii) each Company Subsidiary’s jurisdiction of incorporation or organization. Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the Constituent Documents of each Company Subsidiary, as in effect on the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock,” and together with Company Common Stock, the “Company Capital Stock”).

(b) As of the close of business on June 30, 2015, there were (i) 77,286,242 shares of Company Common Stock issued and outstanding (each, together with a preferred share purchase right (the “Company Rights”) issued pursuant to the Company Rights Agreement); (ii) no shares of Company Preferred Stock issued and outstanding and 350,000 designated as Series A Junior Preferred Stock and reserved for issuance under the Company Rights Agreement; (iii) 76,442,515 shares of Company Common Stock owned by the Company as treasury stock; (iv) 2,978,847 shares of Company Common Stock reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 1,443,930 shares of Company Common Stock related to outstanding Company Stock Options, all of which are vested and exercisable, 857,832 shares of Company Common Stock related to outstanding Company RSUs and 677,085 shares of Company Common Stock related to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the target level); and (v) 6,066,705 shares of Company Common Stock were reserved for issuance in respect of future awards to be granted under the Company Stock Plans. Since the close of business on June 30, 2015 through the date of this Agreement, no Company Stock Options, Company RSUs or Company PSUs, have been issued or granted and no shares of Company Common Stock have been issued other than in satisfaction of the vesting or exercise of (in each case, in accordance with their respective terms) any Company Stock Options,

Company RSUs or Company PSUs, in each case, that were outstanding as of the close of business on June 30, 2015. Section 3.2(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Stock Options, Company RSUs and Company PSUs as of the close of business on June 30, 2015 setting forth, as applicable, (i) the name of the holder, (ii) the type of award and number of shares of Company Common Stock subject thereto (at target level for performance awards), (iii) the name of the Company Stock Plan under which the award was granted and (iv) the date of grant and vesting terms. No later than five (5) Business Days prior to the anticipated Closing Date, the Company will provide Parent with an updated version of Section 3.2(b) of the Company Disclosure Letter reflecting any changes thereto occurring after June 30, 2015 and will thereafter promptly (and in no event later than the Closing Date) provide to Parent a list of any applicable changes that occur after the date on which such updated list is provided. Except as set forth above, no other Securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been, and any shares of Company Common Stock issued in respect thereof will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights.

(c) Each grant of Company Stock Options was granted in material compliance with all applicable Laws. Each Company Stock Option had, on the date of grant, an exercise price of no less than the fair market value of the shares of Company Common Stock subject to such Company Stock Option.

(d) Except as set forth in Section 3.2(b), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional Securities of the Company or of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contract, forward sale contract or undertaking, or obligating the Company to make any payment based on or resulting from the value or price of the Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other Securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options (including in connection with “net” exercises), (ii) required Tax withholding in connection with the exercise of Company Stock Options and vesting of Company RSUs and Company PSUs and (iii) forfeitures of Company Stock Options, Company RSUs and Company PSUs, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any Securities of any Company Subsidiary.

(e) There are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of the Company may vote. Other than the Company Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of any Securities of the Company or any Company Subsidiary.

(f) The Company is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any Liens and free of any other limitation or restriction (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens). All of such Securities so owned by the Company have been duly authorized, validly issued, and are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the Securities of the Company Subsidiaries and investments in marketable securities and cash equivalents maintained in the ordinary course of business, the Company does not own, directly or indirectly, any material amount of Securities or other ownership interests in any Person.

Section 3.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; Rights Plan.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein and, assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and each Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither the Company nor any of its “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date of this Agreement has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Mergers upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) to the extent necessary, having the effect of causing the execution, delivery or performance of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement not to be subject to the Company Rights Agreement, (v) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and (vi) declaring that this Agreement is advisable. Subject to Section 5.4, the Company Board has not rescinded, modified or withdrawn such resolutions in any way. Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), such resolutions are sufficient to render inapplicable to this Agreement, the Mergers and the other transactions contemplated hereby, (x) the restrictions of Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to this Agreement, the Mergers and the other transactions contemplated hereby, and (y) the restrictions of Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation. Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), no restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) are applicable the Mergers or the other transactions contemplated by this Agreement.

(c) Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), the Company Stockholder Approval is the only vote of holders of any class or series of Company Capital Stock necessary to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby.

(d) The Company has taken all necessary action so that (i) under the Company Rights Agreement, neither the execution nor delivery of this Agreement, the performance by the parties of their respective obligations hereunder or the consummation of the Mergers or the other transactions contemplated hereby, give rise to or will give rise to a “Distribution Date,” “Stock Acquisition Date,” or “Triggering Event”, or result in Parent or any of its affiliates becoming an “Acquiring Person” (each as defined in the Company Rights Agreement), under the Company Rights Agreement and (ii) the Company Rights shall expire, and shall no longer be exercisable, immediately prior to the Effective Time without any payment being made in respect thereof.

Section 3.4 Consents and Approvals; No Conflicts.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not require any consent, approval, waiver, license, permit, franchise, authorization or Order that is required to be filed or obtained prior to Closing (“Consent”) of, or registration, declaration, notice, report, submission or other filing that is required to be filed or obtained prior to Closing (“Filing”) with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), other than (i) the filing with the Securities and Exchange Commission (the “SEC”) of the preliminary Joint Proxy Statement, the Joint Proxy Statement and the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and, if applicable, the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Second Merger, (iii) filings, permits, authorizations, consents, notice to and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act of 1933, as amended (the “Securities Act”), (C) the rules and regulations of the NYSE, (D) those federal and state departments of health, state insurance departments and other Governmental Entities (excluding filings, permits, authorizations, consents, notice to and approvals as may be required under any Medicare or Medicaid Contract with a Governmental Entity whereby the Company is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents which, to the extent applicable, are governed by Section 3.4(b)(ii)(y)), including those required under Health Care Laws, as set forth in Section 3.4(a) of the Company Disclosure Letter, and (E) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iv) such other Consents of, or Filings with, any Governmental Entity the failure of which to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the accuracy of the representations and warranties of Parent and each of the Merger Subs in the last sentence of Section 4.4(a), and assuming the Company Stockholder Approval is duly obtained, conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4(a) and the Company Stockholder Approval are duly obtained, and assuming the accuracy of the representations and warranties of Parent and each of the Merger Subs in the last sentence of Section 4.4(a), (x) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiary or any of their respective properties or assets, (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clauses (x) and (y), for such violations as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (such documents, together with any documents filed or furnished during such period, by the Company to the SEC on a voluntary basis, in each case, as have been amended since the time of their filing or furnishing, and including all exhibits thereto, the “Company SEC Documents”). No Company Subsidiary is, or has at any time since January 1, 2014, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC.

(b) As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each of the Company SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”), in each case to the extent applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and no Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company SEC Financial Statements”), have been derived from the accounting books and records of the Company and the Company Subsidiaries and (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (ii) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes or with respect to pro forma information, subject to the qualifications stated therein). Except as required by GAAP and disclosed in the Company SEC Documents, between January 1, 2015 and the date of this Agreement, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(d) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that, to the Knowledge of the Company, are pending or threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(f) The Company has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal controls over financial reporting, the Company has no Knowledge of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2014, to the Knowledge of the Company as of the date hereof, the Company has not received any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(g) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) as reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or included in or reasonably apparent from the notes or management’s discussions and analysis related thereto, (iii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Company SEC Financial Statements and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the Mergers. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Financial Statements or other Company SEC Documents.

(h) With respect to Company Regulated Subsidiaries that produce statutory financial statements, the Company has previously delivered or made available to Parent correct and complete copies of the statutory financial statements of each such Company Regulated Subsidiary, as filed with the applicable domestic regulators for the year ended December 31, 2014, together with all exhibits, statements and schedules thereto (together, the “Subsidiary SAP Statements”), or such Subsidiary SAP Statements are otherwise publicly available. The Subsidiary SAP Statements were prepared from the books and records of the applicable Company Regulated Subsidiary, fairly present, in all material respects, the respective statutory financial conditions of each of such Company Regulated Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis in all material respects throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

(i) With respect to Company Regulated Subsidiaries that do not produce statutory financial statements but do submit financial statements to their respective domestic regulators, the Company has previously delivered or made available to Parent correct and complete copies of the financial statements of each such Company Regulated Subsidiary, as filed with the applicable domestic regulators since January 1, 2014 and for each subsequent quarterly period, together with all exhibits and schedules thereto (the “Subsidiary Statements”). The Subsidiary Statements fairly present, in all material respects, the respective financial conditions of each of such Company Regulated Subsidiaries at the respective dates thereof, and the results of operations for the periods then ended in accordance with applicable accounting rules applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 3.6 Absence of Certain Changes or Events. Since December 31, 2014 through the date of this Agreement (a) the Company and the Company Subsidiaries have conducted their businesses (taken as a whole) in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Company Material Adverse Effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, either Merger Sub or any of their Subsidiaries or to statements made therein based on information supplied by or on behalf of Parent or either Merger Sub for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2013 (i) the Company and the Company Subsidiaries have complied and are in compliance with all Laws and Orders applicable to the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity alleging that the Company or a Company Subsidiary is not in compliance with any Law or Order.

(b) The Company and the Company Subsidiaries (i) are in material compliance and since January 1, 2013 have been in material compliance with the United States Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2013, have not been, to the Knowledge of the Company, investigated by any Governmental Entity with respect to, or been given written notice by a Governmental Entity of, any violation by the Company or such Company Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Since January 1, 2013, each Company Regulated Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all reports, statements, documents, registrations, filings or submissions required to be filed by them, except where the failure to make such filings, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied with applicable Law, and no deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured, except where the noncompliance or deficiencies, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, the Company and each Company Regulated Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Subsidiary Insurance Agreements, except where the failure to perform, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, all premium rates, rating plans and policy terms established or used by Company or any Company Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved and the premiums charged conform to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto, except where the failure to make such filings or obtain such approvals or where such nonconformance or noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Permits. The Company and each of the Company Subsidiaries have all required governmental licenses, permits, certificates, approvals, billing and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The operation of the business of the Company and the Company Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is the Company or any of the Company Subsidiaries in default or violation under, any Permit, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit, except in each case where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any Company Subsidiaries have received or been subject to any written notice, charge, claim or assertion alleging any violations of Permits, except for such violations which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” shall mean any Benefit Plan (i) to which the Company or any Company Subsidiary is a party, (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by the Company or any Company Subsidiary or (iii) with respect to which the Company or any Company Subsidiary has any obligation or liability.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as individually or in the aggregate, has not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as a whole).

(c) No Company Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(d) Neither the Company, any of the Company Subsidiaries nor any ERISA Affiliate maintains or contributes to, or has within the past six years maintained or contributed to, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to subtitles C or D of Title IV of ERISA, and no material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to present a risk to the Company of incurring any such material liability.

(e) Neither the Company, any Company Benefit Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as whole).

(f) With respect to each material Company Benefit Plan, correct and complete copies or forms of the following, as applicable, are publicly available or have been delivered or made available to Parent by the Company: (i) all such Company Benefit Plans (including all amendments thereto) to the extent in writing; (ii) written summaries of any such Benefit Plan not in writing; (iii) all related trust agreements, insurance contracts or other funding vehicles; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service and most recent actuarial reports and financial statements; (v) the most recent determination or opinion letter from the Internal Revenue Service; and (vi) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(g) No material Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of the Company Subsidiaries who reside or work outside of the United States on behalf of the Company or any Company Subsidiary.

(h) There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Entity is pending, or to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as whole).

(i) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of the Company Subsidiaries has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(j) No Company Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(k) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any employee, director or officer of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director or officer, (iii) directly or indirectly require the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability to the Company and the Company Subsidiaries, taken as a whole, under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Benefit Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 3.12 Labor Matters. As of the date hereof, (a) neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, (b) to the knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of the Company Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (c) there is no pending or, to the knowledge of the Company, threatened labor dispute, strike or work stoppage against the Company or any Company Subsidiary that may interfere with the business activities of the Company, except where such dispute, strike or work stoppage would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (d) there is no unfair labor practice charge against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority that would reasonably be expected to result in any material liability to the Company and the Company Subsidiaries, taken as a whole, and (e) there is no pending or, to the knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of the Company Subsidiaries except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have complied with, are in compliance with applicable Environmental Laws; (b) the Company and the Company Subsidiaries have all the environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such environmental Permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, released, or otherwise existing at, on, under or emanating from any Company or Company Subsidiaries owned, leased or operated property or, to the knowledge of the Company, formerly owned, leased or operated property; (d) the Company and the Company Subsidiaries have not received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; (e) there is no site to which the Company or any of the Company Subsidiaries has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of the Company, may become the subject of an environmental action; and (f) neither the Company nor any of the Company Subsidiaries has assumed or retained, by contract or operation of law, liabilities under any Environmental Law.

Section 3.14 Properties. Section 3.14(a) of the Company Disclosure Letter sets forth a correct and complete list of all real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”). As of the date hereof, except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or one of its Subsidiaries has good title to, or valid leasehold or sublease interests or other comparable rights in, or relating to the Company Owned Real Property or Company Leased Property, as applicable, free and clear of all Liens, except for Permitted Liens, (b) the Company and each of its Subsidiaries has complied with the terms of all leases of real property of the Company and the Company Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Company or any Company Subsidiary party thereto and, to the Knowledge of Company, the counterparties thereto and (c) there has been no event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

Section 3.15 Taxes.

(a) The Company and the Company Subsidiaries have timely filed all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Company and the Company Subsidiaries have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) (i) There are no current audits, examinations or other proceedings pending with regard to any material Taxes of the Company or the Company Subsidiaries; and (ii) the Company and the Company Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to any material Taxes.

(c) No waivers of statutes of limitations have been given by or requested with respect to any material Taxes of the Company or the Company Subsidiaries.

(d) There are no material Tax Liens upon any property or assets of the Company and the Company Subsidiaries, except for Permitted Liens.

(e) None of the Company or any Company Subsidiary has any material obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary gross-up or indemnification provisions in credit, derivatives, leases and similar agreements entered into in the ordinary course of business).

(f) Neither the Company nor any Company Subsidiary (A) is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (B) has any liability for material Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither the Company nor any Company Subsidiary will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of Tax Law) in taxable income for any Tax period beginning on or after the Closing Date, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Tax Law); (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) a prepaid amount received on or prior to the Closing Date; or (E) an election under Section 108(i) of the Code, to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing.

(h) No written claim has been made by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed a Tax Return that it is or may be subject to any material Tax by such jurisdiction.

(i) None of the Company or any Company Subsidiary has been a party to any “listed transaction” within the meaning of Section 6011 of the Code and the regulations thereunder.

(j) In the last five (5) years, none of the Company or any Company Subsidiary has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(k) Assuming the 368 Opinion is delivered, the Company has not taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) This Section 3.15 and Section 3.11 contain the sole representations and warranties of the Company and the Company Subsidiaries with respect to Tax matters.

Section 3.16 Company Material Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 3.16(a) of the Company Disclosure Letter sets forth a list of each Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound as of the date hereof which constitutes any Contract:

(i) required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than a Company Benefit Plan listed on Section 3.11(a) of the Company Disclosure Letter);

(ii) which is (x) an agreement with a Governmental Entity whereby the Company or a Company Subsidiary is providing benefits to a beneficiary pursuant to a Medicare, Medicaid, Federal Employees Health Benefits Program, TRICARE, Military & Family Life Counseling program or Patient Centered Community Care Programs/VA Choice, excluding any Medicare or Medicaid Contract with a Governmental Entity whereby the Company is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents, or (y) constituting a qualified health plan agreement with a state or federally facilitated health insurance exchange;

(iii) that is a reinsurance or coinsurance agreement or retrocession treaty to which the Company or any Company Subsidiary is a party as a cedent, a reinsurer or assumed from a Person other than a wholly-owned Subsidiary of the Company or any such agreement that is terminated or expired but under which there remains any material outstanding liability, in each case other than any intercompany agreements;

(iv) that is a Provider Contract with any of the ten (10) largest Providers as measured in terms of aggregate medical claim payments received from the Company and the Company Subsidiaries during the twelve months ended December 31, 2014, and in each case excluding any retail pharmacy, mail pharmacy or specialty pharmacy agreement;

(v) that either (A) restricts the ability of the Company or any Company Subsidiary from engaging or competing in any material line of business or in any geographic area in any material respect, or (B) upon consummation of the Mergers, would purport to restrict the ability of Parent or any of its Subsidiaries (other than the Surviving Corporation or any of the Company Subsidiaries) from engaging or competing in any material line of business or in any geographic area in any respect, in each case excluding any Contract with a Governmental Entity that, by its terms, limits the geographic areas in which the Company or such Company Subsidiary may offer its services;

(vi) relating to a partnership, joint venture or similar arrangement, that is in each case material to the Company and the Company Subsidiaries, taken as a whole;

(vii) between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii) limiting or otherwise restricting the ability of the Company or any of the Company Subsidiaries to pay dividends or make distributions to their respective stockholders;

(ix) relating to the borrowing of money from, or extension of credit to, any third party, in each case having a principal amount of indebtedness in excess of $3,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business;

(x) constituting a lease or sublease of any real or tangible personal property used or held by the Company or any of the Company Subsidiaries under which the Company or any of the Company Subsidiaries made payments of more than $2,000,000 in the aggregate during the twelve months ended December 31, 2014;

(xi) that is a material retail pharmacy, mail order pharmacy, specialty pharmacy or pharmacy benefit management agreement;

(xii) involving material outsourcing of claims, call centers or information technology services;

(xiii) (A) under which the Company or any Company Subsidiary uses or has the right to use any Licensed Company IP other than commercially available software with expected payments by the Company or such Company Subsidiary of less than $1,000,000 on an annual basis for the year ended December 31, 2015 as of the date hereof or (B) under which the Company or any Company Subsidiary has licensed or otherwise permitted others the right to use any Intellectual Property owned by the Company, other than for purposes of providing services to the Company or the Company Subsidiaries in the ordinary course of business consistent with past practices (such agreements described in clauses (A) and (B) above, the “Company IP Agreements”);

(xiv) with any of the ten (10) largest Key Employer Groups, based on aggregate revenues across all states, pursuant to which the Company or a Company Subsidiary administers health care benefits to members of such Key Employer Group;

(xv) any Contract that provides for any standstill, most favored nation provision or equivalent preferential terms (including any provider network agreements), exclusivity or similar obligations to which the Company or any Company Subsidiary is subject or a beneficiary thereof, which is material to the Company and the Company Subsidiaries, taken as a whole (or, following the consummation of the transactions contemplated hereby, would be material to Parent and its Subsidiaries, including the Surviving Entity (taken as a whole));

(xvi) relating to, or otherwise entered into in connection with, the disposition or acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, and under which the Company or any Company Subsidiary has a continuing indemnification obligation that is material to the Company and its Subsidiaries (taken as a whole); and

(xvii) that involves payments by the Company or any of the Company Subsidiaries of more than $10,000,000 during the twelve (12) month period ending December 31, 2014 and which is not terminable without penalty with one year or less notice, but excluding any (A) Provider Contract, (B) Contract with any external sales agent, broker or producer, (C) Contract with any Employer Group, or (D) Contract that is otherwise of a types described in any of the preceding clauses (i)-(xix) (in each case without giving effect to any qualification by materiality or monetary threshold set forth therein).

Each Contract required to be set forth in Section 3.16(a) of the Company Disclosure Letter is referred to herein as a “Company Material Contract”.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company and/or the Company Subsidiaries parties thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, as applicable, and is in full force and effect (except that such enforcement may be subject to (x) applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) general equitable principles), (ii) the Company or the applicable Company Subsidiary has performed all obligations required to be performed by it under the Company Material Contracts, and there is no event or condition which has occurred or exists, which constitutes or could constitute

(with or without notice, the happening of any event and/or the passage of time) a default or breach under any Company Material Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company, each other party thereto, (iii) since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company Material Contract by the Company or any of the Company Subsidiaries and (iv) neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts, including any material amendments or material waivers thereto.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a correct and complete (in all material respects) list of all Company Material Intellectual Property currently registered or subject to a pending application for registration with a Governmental Entity in the name of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, the Company or a Company Subsidiary is the sole and exclusive owner of all such Company Material Intellectual Property, free and clear of all Liens, other than Permitted Liens and the Company IP Agreements.

(b) The Company and the Company Subsidiaries own, license or otherwise have the right to use all Intellectual Property used in the operation of their businesses as currently conducted except such Intellectual Property that, if not possessed by the Company or one of the Company Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except for such Proceedings that, if resolved against the Company or any Company Subsidiary, would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a license) since January 1, 2014, against the Company or any Company Subsidiary alleging infringement, misappropriation, or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of the Intellectual Property listed on Section 3.17(a) of the Company Disclosure Letter.

(d) The operation of the Company’s and the Company Subsidiaries’ businesses as currently conducted and as conducted since January 1, 2014, does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) To the Knowledge of the Company, all registrations with any Governmental Entity for Company Material Intellectual Property that are listed on Section 3.17 of the Company Disclosure Letter are subsisting and unexpired and have not been abandoned or cancelled.

(g) The Company and the Company Subsidiaries take commercially reasonable actions to protect the confidentiality of trade secrets included in the Company Material Intellectual Property, except as has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(h) The Company and the Company Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their material software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and, to the Knowledge of the Company, there have been no violations of Law or the policies of the Company and the Company Subsidiaries with respect to same since January 1, 2014, except, in each case, as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2014, there has been no material known security breach or failure in, or disruptions of, the Company IT Assets that has not been fully remedied, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) All Company Software which is owned by the Company or any of the Company Subsidiaries (“Company Proprietary Software”) functions substantially in compliance with applicable documentation and specifications, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company IT Assets are sufficient in all material respects for the conduct of the business of the Company and Company Subsidiaries, taken as a whole, as currently conducted, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. To the Knowledge of the Company, except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Software or other material that is distributed as “open source software” or under a similar open source licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL) and Mozilla Public License (MPL) (“Open Source Software”) has been incorporated into any Company Proprietary Software in a manner that would (i) require any Company Proprietary Software (in whole or in material part) to be licensed, sold or disclosed, or (ii) grant the right to make derivative works of any Company Proprietary Software (in whole or in material part). To the Knowledge of the Company, the Company Proprietary Software does not contain any feature designed to disrupt, disable, or otherwise impair the functioning of any such Software. As used in this Agreement, “Company Software” means all Software that is material to the conduct of the business of the Company or Company Subsidiaries, taken as a whole, as currently conducted. As used in this Agreement, “Company IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or any Company Subsidiary or licensed or leased by the Company or any Company Subsidiary pursuant to written agreement (excluding any public networks), in each case, that are material to the conduct of the business of the Company or Company Subsidiaries, taken as a whole, as currently conducted.

(j) To the knowledge of the Company, as of the date of this Agreement, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries are in compliance in all material respects with applicable Law, as well as their own policies, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by the Company or any Company Subsidiary in their business as currently conducted, (ii) no claims are pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary alleging a violation of any person’s privacy rights, and (iii) the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation in any material respect of Law or their own policies related to privacy, data protection, or the collection and use of personal information.

Section 3.18 Health Care Regulatory Matters.

(a) The Company and the Company Subsidiaries are, and since January 1, 2013 have been, in compliance with all health care or insurance Laws to the extent applicable to the operations, activities or services of the Company and the Company Subsidiaries and orders pursuant to such Laws applicable to the Company, any Company Subsidiary or any assets owned or used by them, including all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, Laws relating to the Company’s and the Company Subsidiaries’ participation in the Programs; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback Law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark Laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans, claims for reimbursement or otherwise related to insurance fraud and abuse; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) any Laws governing the privacy, security, integrity, accuracy, collection, use, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Programs, including the Health Insurance Portability and Accountability Act; (vii) any state insurance or health maintenance organization Laws (including Laws relating to Medicaid and Medicare programs) pursuant to which any of the Company or Company Subsidiaries is required to be licensed or authorized to transact business; and (viii) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder, collectively referred to as the Affordable Care Act or the “ACA,” including Laws relating to the state and federal exchanges as authorized by Section 1311 of the ACA (collectively, “Health Care Laws”), and has not since January 1, 2013 received any notice from any Governmental Entity alleging any material non-compliance with such Health Care Laws, except, in each case, where the failure to so comply (x) has not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect and (y) that, as of the date hereof, would not reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or to prevent or to materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement.

(b) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have implemented compliance programs, including policies and procedures, reasonably designed to cause the Company and the Company Subsidiaries and their respective directors, officers, producers, agents and employees to be in compliance with, to the extent applicable, all Health Care Laws.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third party payment program or Governmental Entity has imposed a fine, penalty or other sanction on the Company or the Company Subsidiaries.

(d) Except where the failure to so comply did not or would not, individually or in the aggregate, result in a Company Material Adverse Effect, each of the Company and the Company Subsidiaries meet all requirements for participation, claims submission and payment of the Programs and other third party payment programs. Except where it has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company and the Company Subsidiaries, or, to the knowledge of the Company, their respective officers, directors, employees, agents and contractors is currently or, since January 1, 2013, has been excluded from participation in any such Program or has failed to file (excluding where the Company or the applicable Company Subsidiary has made such filing following receipt of notice of a failure to timely file) any material report, statement, document, registration or other filing required to be filed under applicable Health Care Laws. Either the Company or the applicable Company Subsidiary is a party to one or more valid agreements with CMS and/or any state Medicaid agency (with respect to states where the Company or such Company Subsidiary so participates as a Medicaid contractor) authorizing its participation as a Program contractor under all applicable Laws.

(e) Neither the Company, nor any Company Subsidiary, is a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, keep-well arrangements, capital maintenance agreements or agreements to maintain minimum risk-based capital level or rating or similar agreements with or imposed by any Governmental Entity.

(f) True and complete copies of all final examination reports and a listing of currently active examinations, in each case, as of the date hereof, including both financial and market conduct examinations, of any Governmental Entity since January 1, 2013 relating to the Company and the Company Subsidiaries have been delivered or made available to or are publicly available to Parent prior to the execution of this Agreement. There are no asserted deficiencies in any such final examination reports or currently active examinations that are material to the Company or the Company Subsidiaries that are not being or have not been addressed through the timely submission of a corrective action plan to the appropriate Governmental Entity or by other means permitted under applicable Law.

(g) Other than the Company Regulated Subsidiaries, neither the Company nor any Company Subsidiary is a Regulated Business. Section 3.18(g) of the Company Disclosure Letter sets forth each Company Subsidiary that is a Regulated Business (each, a “Company Regulated Subsidiary”), the Regulated Business licenses and certificates held by each Company Regulated Subsidiary, and the state where each Company Regulated Subsidiary is domiciled or commercially domiciled for Regulated Business purposes.

(h) All policy forms and certificates used by the Company or any of the Company Subsidiaries, the forms of all policies and certificates on which the Subsidiary Insurance Agreements were written and all amendments, endorsements and riders thereto, and all applications, brochures and marketing materials pertaining thereto have been approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, to the extent required by Law, and comply with all requirements of Law, except where the failure to obtain such approval or the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Subsidiary Insurance Agreements in all material respects.

(i) All premium rates, rating plans and policy terms established or used by the Company or any Company Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto.

Section 3.19 Reserves. The loss reserves and other actuarial amounts of the Company Regulated Subsidiaries as of December 31, 2014 recorded in the Company SEC Documents and the Subsidiary SAP Statements: (i) were determined in all material respects in accordance with ASOPs in effect on that date (except as otherwise noted in such financial statements, including the notes thereto), (ii) are fairly stated in all material respects in accordance with generally accepted actuarial principles and (iii) include provisions for all actuarial reserves that were required at that time to be established in accordance with applicable Laws based on facts known to the Company as of such date; provided, that, without diminishing or affecting the foregoing, it is acknowledged and agreed by Parent and Merger Subs that the Company is not making any representation or warranty in this Agreement that the reserves referred to in this Section 3.19 have been or will be sufficient or adequate for the purposes for which they were established or that reinsurance taken into account in determining the amount of such reserves will be collectible.

Section 3.20 Capital or Surplus Maintenance. As of the date hereof, no Company Regulated Subsidiary is subject to any requirement imposed by a Governmental Entity to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under applicable Laws, including insurance laws and regulations, of general application.

Section 3.21 Related Party Transactions. As of the date of this Agreement, there are no Contracts between the Company or any Company Subsidiary, on the one hand, and the Company’s Affiliates (other than Company Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

Section 3.22 Insurance. All insurance policies (“Policies”) that provide coverage for the business and assets of the Company and the Company Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in breach or default, and neither the Company nor any of the Company Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any material Policies. With respect to each of the legal proceedings set forth in the Company SEC Documents, no such insurer has informed the Company or any of the Company Subsidiaries in writing of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written notice of cancellation of any of the Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.23 Broker’s Fees. Neither the Company nor any of the Company Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Company Subsidiaries has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby (other than the Company Financial Advisor, whose fees and expenses shall be paid by the Company in accordance with the Company’s engagement letters with such Company Financial Advisor).

Section 3.24 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC (the “Company Financial Advisor”) on the basis of and subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid to the holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders. The Company shall provide a copy of such opinion solely for informational purposes to Parent as soon as practicable following execution and delivery of this Agreement.

Section 3.25 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article III, neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties in this Agreement with respect to (i) the Company or any Company Subsidiaries, any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by the Company or any Person acting on any of their behalf to Parent, any Affiliate of Parent or any Person acting on any of their behalf.

(b) The Company acknowledges Parent’s and Merger Subs’ representations and warranties set forth in Section 4.25.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND EACH MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents filed or furnished after January 1, 2014 and publicly available prior to the date hereof (but excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other disclosures included in such Parent SEC Documents that are cautionary, predictive or forward-looking in nature; provided, that the disclosure in the Parent SEC Documents shall not be deemed to qualify any representation or warranty contained in Sections 4.2, 4.3 and 4.5) or (b) a letter (the “Parent Disclosure Letter”) delivered to the Company by Parent prior to the execution of this Agreement (which Parent Disclosure Letter shall specifically identify by reference to sections of this Agreement any exceptions to, and shall qualify or modify each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such Parent Disclosure Letter qualifying a section or subsection of this Article IV shall be deemed to qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to each other section is reasonably apparent on the face of the disclosure made), Parent and each Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization and Corporate Power.

(a) Each of Parent, Merger Sub I and Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its business as now being conducted. Each of Parent and Merger Sub I and Merger Sub II is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has made available to the Company correct and complete copies of its Constituent Documents, as in effect on the date of this Agreement. Parent is not in violation of any of its Constituent Documents.

(c) Section 4.1(c) of the Parent Disclosure Letter sets forth, as of the date hereof, a correct and complete list of (i) each Subsidiary of Parent (individually, a “Parent Subsidiary” and collectively, the “Parent Subsidiaries”) and (ii) each Parent Subsidiary’s jurisdiction of incorporation or organization. Each Parent Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Capitalization of Merger Subs.

(a) Since its date of incorporation, neither Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

(c) The authorized equity interests of Merger Sub II consists of 100 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 4.3 Parent Capitalization.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”).

(b) As of the close of business on June 26, 2015, there were (i) 119,073,067 shares of Parent Common Stock issued and outstanding (other than restricted shares) and no shares of Parent Preferred Stock issued and outstanding and (ii) 7,687,324 shares of Parent Common Stock were reserved for issuance pursuant to outstanding awards and rights under Parent’s equity incentive plans, of which 1,158,248 shares of Parent Common Stock related to outstanding options, 23,280 shares of Parent Common Stock were shares of outstanding restricted stock and 6,505,796 shares of Parent Common Stock related to outstanding restricted stock units (assuming achievement of the applicable performance metrics at the target level); and (iii) 5,510,336 shares of Parent Common Stock were reserved for issuance in respect of future awards to be granted under Parent’s equity incentive plans. Except as set forth above, and for shares of Parent Common Stock reserved for issuance under Parent’s equity incentive plans, as of the close of business on June 26, 2015, no other Securities of Parent are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been, and any shares of Parent Common Stock issued upon the exercise of outstanding stock options to acquire shares of Parent Common Stock and vesting of restricted stock units with respect to Parent Common Stock will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights.

(c) Each grant of stock options to acquire shares of Parent Common Stock was granted in material compliance with all applicable Laws. Each grant of stock options to acquire shares of Parent Common Stock had, on the date of grant, an exercise price of no less than the fair market value of the shares of Parent Common Stock subject to such stock options.

(d) Except as set forth in Section 4.3(b) and except for ordinary course equity grants made prior to the Effective Time, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements, derivative contracts, forward sale contracts or undertakings of any kind to which Parent or any Parent Subsidiary is a party, or by which Parent or any Parent Subsidiary is bound, obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional Securities of Parent or of any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contracts, forward sale contracts or undertaking, or obligating Parent to make any payment based on or resulting from the value or price of Parent Common Stock or of any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contracts, forward sale contracts or undertaking. Except for acquisitions, or deemed acquisitions, of Parent Common Stock or other Securities of Parent in connection with (i) the payment of the exercise price of stock options to acquire Parent Common Stock (including in connection with “net” exercises), (ii) required Tax withholding in connection with the exercise of stock options to acquire Parent Common Stock and vesting of restricted stock units (including performance stock units) with respect to Parent Common Stock and (iii) forfeitures of stock options to acquire Parent Common Stock or restricted stock units (including performance stock units) with respect to Parent Common Stock, there are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or any Securities of any Parent Subsidiary.

(e) There are no bonds, debentures, notes or other Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of Parent may vote. Other than the Parent Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of any Securities of Parent or any Parent Subsidiary.

(f) Parent is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Parent Subsidiary, free and clear of any Liens and free of any other limitation or restriction (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens). All of such Securities so owned by Parent have been duly authorized, validly issued, and are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the Securities of the Parent Subsidiaries and investments in marketable securities and cash equivalents maintained in the ordinary course of business, Parent does not own, directly or indirectly, any material amount of Securities or other ownership interests in any Person.

(g) The number of shares of authorized Parent Common Stock that have not been issued, subscribed for, or otherwise committed to be issued, is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement (assuming no Appraisal Shares).

Section 4.4 Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and subject to the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting (such approval, the “Parent Stockholder Approval”), and in the case of the Merger the effectiveness of the First Parent Stockholder Consent and, if applicable, in the case of the Second Merger the effectiveness of the Second Parent Stockholder Consent, to consummate the transactions contemplated hereby, including the Mergers. The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement, the performance and compliance by Parent, Merger Sub I and Merger Sub II with each of their respective obligations herein and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub I and Merger Sub II, subject, in the case of the Parent Stock Issuance, to receipt of the Parent Stockholder Approval, in the case of the Merger, to the effectiveness of the First Parent Stockholder Consent and, if applicable, in the case of the Second Merger to the due authorization by the Merger Sub II Board of Directors, and due execution, of the Second Merger Agreement and the effectiveness of the Second Parent Stockholder Consent. On or prior to the date hereof, Parent, as the sole stockholder of Merger Sub I, duly executed and delivered a stockholder consent, effective as of immediately following the execution of this Agreement, which, when effective, will duly adopt this Agreement (the “First Parent Stockholder Consent”). If applicable, on or prior to the date hereof Parent, as the sole stockholder of the Surviving Corporation and Merger Sub II, duly executed and delivered a stockholder consent, effective as of the later of the time immediately following (i) execution of the Second Merger Agreement and (ii) the Effective Time, which, when effective, will duly adopt the Second Merger Agreement (the “Second Parent Stockholder Consent”, and together with the First Parent Stockholder Consent, the “Parent Stockholder Consents”). Each of Parent, Merger Sub I and Merger Sub II has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and each Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Parent nor any of the Merger Subs nor any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date of this Agreement has been, an

“interested stockholder” (as defined in Section 203 of the DGCL) of the Company and neither Parent nor any of the Merger Subs nor any of their “affiliates” or “associates” (as defined in Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation) is or has been, an “Interested Stockholder” (as defined in Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation).

(b) The Parent Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Mergers upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby are fair to, and in the best interests of, Parent and its stockholders, (iii) directing that the Parent Stock Issuance be submitted to the stockholders of Parent for approval, (iv) recommending that Parent’s stockholders approve the Parent Stock Issuance (the “Parent Recommendation”), and (v) declaring this Agreement advisable. Subject to Section 5.4, the Parent Board has not rescinded, modified or withdrawn such resolutions in any way.

(c) Assuming the accuracy of the representation and warranty of the Company in the last sentence of Section 3.3(a), the Parent Stockholder Approval is the only vote of holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance and the other transactions contemplated hereby.

(d) Parent is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 4.5 Consents and Approvals; No Conflicts.

(a) The execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby do not and will not require any Consent of, or Filing with, any Governmental Entity, other than (i) the filing with the SEC of the preliminary Joint Proxy Statement, the Joint Proxy Statement and the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and, if applicable, the filing of a certificate of merger with respect to the Second Merger with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Second Merger, (iii) filings, permits, authorizations, consents, notice to and approvals as may be required under, and other applicable requirements of, (A) the Exchange Act, (B) the Securities Act, (C) the rules and regulations of the NYSE, (D) those federal and state departments of health, state insurance departments and other Governmental Entities (excluding filings, permits, authorizations, consents, notice to and approvals as may be required under any Medicare or Medicaid Contract with a Governmental Entity whereby Parent is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents which, to the extent applicable, are governed by Section 4.5(b)(ii)(y)), including those required under Health Care Laws, as set forth in Section 4.5(a) of the Parent Disclosure Letter and (E) the HSR Act, and (iv) such other Consents of, or Filings with, any Governmental Entity the failure of which to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by Parent , Merger Sub I or Merger Sub II, nor the consummation by Parent, Merger Sub I or Merger Sub II of the transactions contemplated hereby, nor compliance by Parent, Merger Sub I or Merger Sub II with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Constituent Documents of Parent or any Parent Subsidiary or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.5(a), the Parent Stockholder Approval is duly obtained in accordance with the DGCL, the effectiveness of the Parent Stockholder Consents, the accuracy of the representation and warranty of the Company in the last sentence of Section 3.3(a) and, in the case of the Second Merger, the due authorization by the Merger Sub II Board of Directors, and due execution and delivery, of the Second Merger Agreement, (x) violate any Law or Order, in either case, applicable to Parent or any Parent Subsidiary or any of their respective properties or assets, (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any of the terms, conditions or provisions of any Contract to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clauses (x) and (y), for such violations as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (such documents, together with any documents filed or furnished during such period, by Parent to the SEC on a voluntary basis, in each case, as have been amended since the time of their filing or furnishing, and including all exhibits thereto, the “Parent SEC Documents”). No Parent Subsidiary is, or has at any time since January 1, 2014, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC.

(b) As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each of the Parent SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, in each case to the extent applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and no Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(c) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent SEC Financial Statements”), have been derived from the accounting books and records of Parent and the Parent Subsidiaries and (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (ii) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes or with respect to pro forma information, subject to the qualifications stated therein). Except as required by GAAP and disclosed in the Parent SEC Documents, between January 1, 2014 and the date of this Agreement, Parent has not made or adopted any material change in its accounting methods, practices or policies.

(d) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that, to the Knowledge of Parent, are pending or threatened, in each case regarding any accounting practices of Parent or any Parent Subsidiary.

(f) Parent has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal controls over financial reporting, Parent has no Knowledge of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2014, to the Knowledge of Parent as of the date hereof, Parent has not received any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(g) Parent and the Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) as reflected or reserved against in the most recent audited balance sheet included in the Parent SEC Financial Statements or included in or reasonably apparent from the notes or management’s discussion and analysis related thereto, (iii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Parent SEC Financial Statements and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the Mergers. Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent SEC Financial Statements or other Parent SEC Documents.

(h) With respect to Parent Regulated Subsidiaries that produce statutory financial statements, Parent has previously delivered or made available to the Company correct and complete copies of the statutory financial statements of each such Parent Regulated Subsidiary, as filed with the applicable domestic regulators for the year ended December 31, 2014, together with all exhibits, statements and schedules thereto (together, the “Parent Subsidiary SAP Statements”), or such Parent Subsidiary SAP Statements are publicly available. The Parent Subsidiary SAP Statements were prepared from the books and records of the applicable Parent Regulated Subsidiary, fairly present, in all material respects, the respective statutory financial conditions of each of such Parent Regulated Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis in all material respects throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

(i) With respect to Parent Regulated Subsidiaries that do not produce statutory financial statements but do submit financial statements to their respective domestic regulators, the financial statements of each such Parent Regulated Subsidiary, as filed with the applicable domestic regulators since January 1, 2014 and for each subsequent quarterly period, together with all exhibits and schedules thereto are referred to herein as the “Parent Subsidiary Statements”). The Parent Subsidiary Statements fairly present, in all material respects, the respective financial conditions of each of such Parent Regulated Subsidiaries at the respective dates thereof, and the results of operations for the periods then ended in accordance with applicable accounting rules applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 4.7 Absence of Certain Changes or Events. Since June 29, 2014 through the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their businesses (taken as a whole) in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Parent Material Adverse Effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or either Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or either Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.9 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2013 (i) Parent and the Parent Subsidiaries have complied and are in compliance with all Laws and Orders applicable to Parent or any Parent Subsidiary and (ii) neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Entity alleging that Parent or a Parent Subsidiary is not in compliance with any Law or Order.

(b) Parent and Parent Subsidiaries (i) are in material compliance and since January 1, 2013, have been in material compliance with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2013, have not been, to the Knowledge of the Company, investigated by any Governmental Entity with respect to, or been given written notice by a Governmental Entity of, any violation by Parent or such Parent Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Since January 1, 2013, each Parent Regulated Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all reports, statements, documents, registrations, filings or submissions required to be filed by them, except where the failure to make such filings, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied with applicable Law, and no deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured, except where the noncompliance or deficiencies, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, Parent and each Parent Regulated Subsidiaries have, separately and in the aggregate, performed their obligations with respect to the Parent Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Parent Subsidiary Insurance Agreements, except where the failure to perform, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, all premium rates, rating plans and policy terms established or used by Parent or any Parent Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved and the premiums charged conform to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto, except where the failure to make such filings or obtain such approvals or where such nonconformance or noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Permits. Parent and each of the Parent Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The operation of the business of Parent and the Parent Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is Parent or any Parent Subsidiary in default or violation under, any Permit, and, to the Knowledge of Parent, no event has occurred which, with notice or lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit, except, in each case, where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. There are no actions pending or, to the Knowledge of Parent, threatened, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2014, neither Parent nor any Parent Subsidiaries have received or been subject to any written notice, charge, claim or assertion alleging any violations of Permits, except for such violations which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12 Employee Benefit Plans; ERISA.

(a) For purposes of this Agreement, “Parent Benefit Plans” shall mean any Benefit Plan (i) to which Parent or any Parent Subsidiary is a party, (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by Parent or any Parent Subsidiary or (iii) with respect to which Parent or any Parent Subsidiary has any obligation or liability.

(b) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the Knowledge of Parent, nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan or related trust. Each Parent Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as individually or in the aggregate, has not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as whole).

(c) No Parent Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(d) Neither Parent, any of the Parent Subsidiaries nor any ERISA Affiliate thereof maintains or contributes to, or has within the past six years maintained or contributed to, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to subtitles C or D of Title IV of ERISA, and no material liability under Title IV or Section 302 of ERISA has been incurred by Parent or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that could reasonably be expected to present a risk to Parent of incurring any such material liability.

(e) Neither Parent, any Parent Benefit Plan nor, to the Knowledge of Parent, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any ERISA Affiliate thereof to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as a whole).

(f) No material Parent Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of Parent or any of the Parent Subsidiaries who reside or work outside of the United States on behalf of Parent or any Parent Subsidiary.

(g) There are no pending, or to the Knowledge of Parent, threatened claims (other than routine claims for benefits) by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Entity is pending, or to the Knowledge of Parent, threatened with respect to any Parent Benefit Plan, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as a whole).

(h) Except as required by applicable Law, no material Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Parent or any of the Parent Subsidiaries has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(i) No Parent Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(j) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any employee, director or officer of Parent or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director or officer, (iii) directly or indirectly require Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (iv) otherwise give rise to any material liability to Parent and the Parent Subsidiaries, taken as a whole, under any Parent Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Benefit Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 4.13 Employee and Labor Matters. As of the date hereof, (a) neither the Parent nor any of the Parent Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, (b) to the knowledge of the Parent, there are no activities or proceedings of any labor organization to organize any employees of the Parent or any of the Parent Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (c) there is no pending or, to the knowledge of the Parent, threatened labor dispute, strike or work stoppage against the Parent or any Parent Subsidiary that may interfere with the business activities of the Parent, except where such dispute, strike or work stoppage would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (d) there is no unfair labor practice charge against the Parent or any of the Parent Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority that would reasonably be expected to result in any material liability to the Parent and the Parent Subsidiaries, taken as a whole, and (e) there is no pending or, to the knowledge of the Parent, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Parent or any of the Parent Subsidiaries except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries have been and are in compliance with all applicable Environmental Laws, including, but not limited to, possessing, and complying with, all Permits and other authorizations from Governmental Entities necessary for the conduct and operation of the business as now being conducted;

(b) neither Parent nor any of the Parent Subsidiaries has (i) received a written notice from any Person, including but not limited to any Governmental Entity, alleging that they have been or are in violation of any Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved or (ii) is a party or subject to any administrative or judicial Order pursuant to any Environmental Law; and

(c) with respect to real property that is currently or, to Parent’s Knowledge, was formerly owned, leased or operated by Parent or any of the Parent Subsidiaries, there have been no Releases of Hazardous Substances on, from, at, in or underneath any of such property that would result in a liability or obligation on the part of Parent or any Parent Subsidiary.

Section 4.15 Properties. Section 4.15 of the Parent Disclosure Letter sets forth a correct and complete list of all real property owned by Parent or any Parent Subsidiary (the “Parent Owned Real Property”). As of the date hereof, except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or one of its Subsidiaries has good title to, or valid leasehold or sublease interests or other comparable rights in, or relating to the Parent Owned Real Property or Parent Leased Property, as applicable, free and clear of all Liens, except for Permitted Liens, (b) Parent and each of its Subsidiaries has complied with the terms of all leases of real property of Parent and the Parent Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Parent or any Parent Subsidiary party thereto and, to the Knowledge of Parent, the counterparties thereto and (c) there has been no event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

Section 4.16 Tax Returns and Tax Payments.

(a) Parent and the Parent Subsidiaries have timely filed all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and Parent and the Parent Subsidiaries have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) (i) There are no current audits, examinations or other proceedings pending with regard to any material Taxes of Parent or the Parent Subsidiaries; and (ii) Parent or the Parent Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to any material Taxes.

(c) No waivers of statutes of limitations have been given by or requested with respect to any material Taxes of Parent or any Parent Subsidiaries.

(d) There are no material Tax Liens upon any property or assets of Parent and the Parent Subsidiaries, except for Permitted Liens.

(e) None of Parent or any Parent Subsidiary has any material obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary gross-up or indemnification provisions in credit, derivatives, leases and similar agreements entered into in the ordinary course of business).

(f) Neither Parent nor any Parent Subsidiary (A) is or has been a member of an affiliated group (other than a group the common parent of which is Parent) filing a consolidated federal income Tax Return or (B) has any liability for material Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither Parent nor any Parent Subsidiary will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of Tax Law) in taxable income for any Tax period beginning on or after the Closing Date, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Tax Law); (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) a prepaid amount received on or prior to the Closing Date; or (E) an election under Section 108(i) of the Code, to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing.

(h) No written claim has been made by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed a Tax Return that it is or may be subject to any material Tax by such jurisdiction.

(i) None of Parent or any Parent Subsidiary has been a party to any “listed transaction” within the meaning of Section 6011 of the Code and the regulations thereunder.

(j) In the last five (5) years, none of Parent or any Parent Subsidiary has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(k) Assuming the 368 Opinion is delivered, neither Parent nor any Parent Subsidiary has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) This Section 4.16 and Section 4.12 contain the sole representations and warranties of Parent and the Parent Subsidiaries with respect to Tax matters.

Section 4.17 Material Contracts.

(a) “Parent Material Contracts” means all Contracts (other than Parent Benefit Plans) described in clauses (i) through (xiv) of this Section 4.17(a):

(i) required to be filed by Parent pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than a Parent Benefit Plan listed on Section 4.12(a) of the Parent Disclosure Letter);

(ii) which is (x) an agreement with a Governmental Entity whereby Parent or a Parent Subsidiary is providing benefits to a beneficiary pursuant to a Medicare, Medicaid, Federal Employees Health Benefits Program, TRICARE, State Children’s Health Insurance Program (CHIP), the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, Military & Family Life Counseling program or Patient Centered Community Care programs/VA Choice, excluding any Medicare or Medicaid Contract with a Governmental Entity whereby Parent is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents, or (y) constituting a qualified health plan agreement with a state or federally facilitated health insurance exchange;

(iii) that is a reinsurance or coinsurance agreement or retrocession treaty to which Parent or any Parent Subsidiary is a party as a cedent, a reinsurer or assumed from a Person other than a wholly-owned Subsidiary of Parent or any such agreement that is terminated or expired but under which there remains any material outstanding liability, in each case other than any intercompany agreements;

(iv) that is a Provider Contract with any of the ten (10) largest Providers as measured in terms of aggregate medical claim payments received from Parent and the Parent Subsidiaries during the twelve months ended December 31, 2014, and in each case excluding any retail pharmacy, mail pharmacy or specialty pharmacy agreement;

(v) that either (A) restricts the ability of Parent or any Parent Subsidiary from engaging or competing in any material line of business or in any geographic area in any material respect, or (B) upon consummation of the Mergers, would purport to restrict the ability of Parent or any of its Subsidiaries (other than the Surviving Corporation or any of its Subsidiaries) from engaging or competing in any material line of business or in any geographic area in any respect, in each case excluding any Contract with a Governmental Entity that, by its terms, limits the geographic areas in which Parent or such Parent Subsidiary may offer its services;

(vi) relating to a partnership, joint venture or similar arrangement, that is in each case material to Parent and the Parent Subsidiaries, taken as a whole;

(vii) between the Parent or any Parent Subsidiary, on the one hand, and any affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii) limiting or otherwise restricting the ability of Parent or any of the Parent Subsidiaries to pay dividends or make distributions to their respective stockholders;

(ix) relating to the borrowing of money from, or extension of credit to, any third party, in each case having a principal amount of indebtedness in excess of $3,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business;

(x) constituting a lease or sublease of any real or tangible personal property used or held by Parent or any of the Parent Subsidiaries under which Parent or any of the Parent Subsidiaries made payments of more than $2,000,000 in the aggregate during the twelve months ended December 31, 2014;

(xi) that is a material retail pharmacy, mail order pharmacy, specialty pharmacy or pharmacy benefit management agreement;

(xii) involving material outsourcing of claims, call centers or information technology services;

(xiii) (A) under which Parent or any Parent Subsidiary uses or has the right to use any Licensed Parent IP other than commercially available software with expected payments by Parent or such Parent Subsidiary of less than $1,000,000 on an annual basis for the year ended

December 31, 2015 as of the date hereof or (B) under which Parent or any Parent Subsidiary has licensed or otherwise permitted others the right to use any Parent Intellectual Property, other than for purposes of providing services to Parent or the Parent Subsidiaries in the ordinary course of business consistent with past practices (such agreements described in clauses (A) and (B) above, the “Parent IP Agreements”);

(xiv) relating to, or otherwise entered into in connection with, the disposition or acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, and under which Parent or any Parent Subsidiary has a continuing indemnification obligation that is material to Parent and its Subsidiaries (taken as a whole); and

(xv) that involves payments by Parent or any of the Parent Subsidiaries of more than $10,000,000 during the twelve (12) month period ending December 31, 2014 and which is not terminable without penalty with one year or less notice, but excluding any (A) Provider Contract, (B) Contract with any external sales agent, broker or producer, (C) Contract with any Employer Group, or (D) Contract that is otherwise of a types described in any of the preceding clauses (i)-(xvii) (in each case without giving effect to any qualification by materiality or monetary threshold set forth therein).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is valid and binding on Parent and/or Parent’s Subsidiaries parties thereto, as applicable, and, to the Knowledge of Parent, each other party thereto, as applicable, and is in full force and effect (except that such enforcement may be subject to (x) applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) general equitable principles), (ii) Parent or the applicable Parent Subsidiary has performed all obligations required to be performed by it under the Parent Material Contracts, and there is no event or condition which has occurred or exists, which constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Parent Material Contract by Parent or any Parent Subsidiary or, to the Knowledge of Parent, each other party thereto, (iii) since January 1, 2014, neither Parent nor any of the Parent Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Parent Material Contract by Parent or any of its Subsidiaries and (iv) neither Parent nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract.

Section 4.18 Intellectual Property.

(a) To the Knowledge of Parent, Parent or a Parent Subsidiary is the sole and exclusive owner of all Parent Material Intellectual Property currently registered or subject to a pending application for registration with a Governmental Entity in the name of Parent or any of the Parent Subsidiaries, free and clear of all Liens, other than Permitted Liens and the Parent IP Agreements.

(b) Parent and the Parent Subsidiaries own, license or otherwise have the right to use all Intellectual Property used in the operation of their businesses as currently conducted except such Intellectual Property that, if not possessed by Parent or one of the Parent Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except for such Proceedings that, if resolved against Parent or any Parent Subsidiary, would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Proceedings are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a license) since January 1, 2014, against Parent or any Parent Subsidiary alleging infringement, misappropriation, or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of any registrations with any Governmental Entity for Parent Material Intellectual Property.

(d) The operation of Parent’s and the Parent Subsidiaries’ businesses as currently conducted and as conducted since January 1, 2014, does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) To the Knowledge of Parent, all registrations with any Governmental Entity for Parent Material Intellectual Property are subsisting and unexpired and have not been abandoned or cancelled.

(f) To the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) Parent and the Parent Subsidiaries take commercially reasonable actions to protect the confidentiality of trade secrets included in the Parent Material Intellectual Property, except as has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Parent and the Parent Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their material software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and, to the Knowledge of Parent, there have been no material violations of Law or the policies of Parent and the Parent Subsidiaries with respect to same since January 1, 2014, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2014, there has been no material known security breach or failure in, or disruptions of, Parent IT Assets that has not been fully remedied, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) All Software which is owned by Parent or any of the Parent Subsidiaries (“Parent Proprietary Software”) functions substantially in compliance with applicable documentation and specifications, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent IT Assets are sufficient in all material respects for the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole, as currently conducted, except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect. To the Knowledge of Parent, except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Software or other Open Source Software has been incorporated into any material Software which is owned by Parent or any Parent Subsidiary (“Parent Proprietary Software”) in a manner that would (i) require any Parent Proprietary Software (in whole or in material part) to be licensed, sold or disclosed or (ii) grant the right to make derivative works of any Parent Proprietary Software (in whole or in material part). To the Knowledge of Parent, the Parent Proprietary Software does not contain any feature designed to disrupt, disable, or otherwise impair the functioning of any such Software. As used in this Agreement, “Parent Software” means all Software that is material to the conduct of the business of Parent or the Parent Subsidiaries, taken as a whole, as currently conducted. As used in this Agreement, “Parent IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by Parent or any Parent Subsidiary or licensed or leased by Parent or any Parent Subsidiary pursuant to written agreement (excluding any public networks), in each case, that are material to the conduct of the business of Parent or Parent Subsidiaries, taken as a whole, as currently conducted.

(j) To the Knowledge of Parent, as of the date of this Agreement, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and the Parent Subsidiaries are in compliance in all material respects with applicable Law, as well as their own policies, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by Parent or any Parent Subsidiary in their business as currently conducted, (ii) no claims are pending or, to the Knowledge of Parent, threatened in writing against Parent or any Parent Subsidiary alleging a violation of any person’s privacy rights, and (iii) the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation in any material respect of Law or their own policies related to privacy, data protection, or the collection and use of personal information.

Section 4.19 Health Care Regulatory Compliance.

(a) Parent and the Parent Subsidiaries are, and since January 1, 2013 have been, in compliance with all health care or insurance Laws to the extent applicable to the operations, activities or services of Parent and the Parent Subsidiaries and orders pursuant to such Laws applicable to Parent, any Parent Subsidiary or any assets owned or used by them, including all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, Laws relating to Parent’s and the Parent Subsidiaries’ participation in the Programs; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback Law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark Laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans, claims for reimbursement or otherwise related to insurance fraud and abuse; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) any Laws governing the privacy, security, integrity, accuracy, collection, use, transmission, storage or other protection of information about or belonging to actual or prospective participants in Parent’s Programs, including the Health Insurance Portability and Accountability Act; and (vii) any Health Care Law, and has not since January 1, 2013 received any notice from any Governmental Entity alleging any material non-compliance with such Health Care Laws, except, in each case, where the failure to so comply (x) has not resulted in and would not reasonably be expected to result in a Parent Material Adverse Effect and (y) that, as of the date hereof, would not reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or to prevent or to materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have implemented compliance programs, including policies and procedures, reasonably designed to cause Parent and the Parent Subsidiaries and their respective directors, officers, producers, agents and employees to be in compliance with, to the extent applicable, all Health Care Laws.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, no third party payment program or Governmental Entity has imposed a fine, penalty or other sanction on Parent or the Parent Subsidiaries.

(d) Except where the failure to so comply did not or would not, individually or in the aggregate, result in a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries meet all requirements for participation, claims submission and payment of the Programs and other third party payment programs. Except where it has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent

Material Adverse Effect, none of Parent and the Parent Subsidiaries, or, to the knowledge of Parent, their respective officers, directors, employees, agents and contractors is currently or, since January 1, 2013, has been excluded from participation in any such Program or has failed to file (excluding where Parent or the applicable Parent Subsidiary has made such filing following receipt of notice of a failure to timely file) any material report, statement, document, registration or other filing required to be filed under applicable Health Care Laws. Either Parent or the applicable Parent Subsidiary is a party to one or more valid agreements with CMS and/or any state Medicaid agency (with respect to states where Parent or such Parent Subsidiary so participates as a Medicaid contractor) authorizing its participation as a Program contractor under all applicable Laws.

(e) Neither Parent, nor any Parent Subsidiary, is a party to any corporate material integrity agreements, monitoring agreements, consent decrees, settlement orders, keep-well arrangements, capital maintenance agreements or agreements to maintain minimum risk-based capital level or rating or similar agreements with or imposed by any Governmental Entity.

(f) There are no asserted deficiencies in any such final examination reports or currently active examinations that are material to Parent or the Parent Subsidiaries that are not being or have not been addressed through the timely submission of a corrective action plan to the appropriate Governmental Entity or by other means permitted under applicable Law.

(g) Other than the Parent Regulated Subsidiaries, neither Parent nor any Parent Subsidiary is a Regulated Business. Section 4.19(g) of the Parent Disclosure Letter sets forth each Parent Subsidiary that is a Regulated Business (each, a “Parent Regulated Subsidiary”) and the state where each Parent Regulated Subsidiary is domiciled or commercially domiciled for Regulated Business purposes.

(h) All policy forms and certificates used by Parent or any of the Parent Subsidiaries, the forms of all policies and certificates on which the Parent Subsidiary Insurance Agreements were written and all amendments, endorsements and riders thereto, and all applications, brochures and marketing materials pertaining thereto have been approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, to the extent required by Law, and comply with all requirements of Law, except where the failure to obtain such approval or the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Parent Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Parent Subsidiary Insurance Agreements in all material respects.

(i) All premium rates, rating plans and policy terms established or used by Parent or any Parent Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto.

Section 4.20 Related Party Transactions. As of the date of this Agreement, there are no Contracts between Parent or any Parent Subsidiary, on the one hand, and Parent’s Affiliates (other than Parent Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

Section 4.21 Insurance. All insurance policies (“Parent Policies”) that provide coverage for the business and assets of Parent and the Parent Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of the Parent Subsidiaries is in breach or default, and neither Parent nor any of the Parent Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any material Parent Policies. With respect to each of the legal proceedings set forth in the Parent SEC Documents, no such insurer has informed Parent or any of the Parent Subsidiaries in writing of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have not received any written notice of cancellation of any of the Parent Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.22 Financing. Parent has delivered to the Company a correct and complete fully executed copy of the commitment letter, dated as of July 2, 2015, between Parent, Wells Fargo Bank, National Association (“WF Bank”), WF Investment Holdings, LLC (“WFIH”) and Wells Fargo Securities, LLC (“WF Securities”, together with WF Bank and WFIH, “Wells Fargo”), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof the lender thereunder has committed to lend the amounts set forth therein (the provision of such funds as set forth therein, but subject to the provisions of Section 5.10, the “Financing”) for the purposes set forth in such Commitment Letter. Parent has also delivered to the Company a correct and complete fully executed copy of (i) the Initial Lenders Fee Letter and the Structuring and Administrative Fee Letter, each dated as of July 2, 2015, between Parent and Wells Fargo and (ii) the Engagement Letter, dated as of July 2, 2015, between Parent and WF Securities; provided that the fee amounts, pricing caps and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants) have been redacted. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, there are no other Contracts, side letters or other arrangements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the availability, amount or conditionality of the Financing. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Parent has fully paid (or caused to be fully paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement. There are no conditions precedent (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of the Company’s representations and warranties contained in Article III and assuming no breach or default by the Company of its covenants contained in Section 5.1, the net proceeds contemplated from the Financing, together with cash on hand and marketable securities of Parent and of the Company and its Subsidiaries on the Closing Date, will, in the aggregate, be sufficient for the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid pursuant to Article II hereof, the funding of any required refinancings or repayments of any existing Indebtedness of the Company or Parent in connection with the Merger and the payment of all fees and expenses reasonably expected to be incurred by Parent, the Merger Subs and the Surviving Corporation in connection with the Merger and the Financing (collectively, such amount, the “Required Funding Amount”). As of the date of this Agreement, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent or either of the Merger Subs under the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that Financing will not be available to Parent on the Closing Date. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 4.23 Broker’s Fees. Neither Parent nor any of the Parent Subsidiaries nor any of their respective officers or directors, on behalf of Parent or such Parent Subsidiary, has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby (other than the Parent Financial Advisors, whose fees and expenses shall be paid by Parent in accordance with Parent’s engagement letters with such Parent Financial Advisors).

Section 4.24 Opinion of Financial Advisors. The Parent Board has received the opinion of each of Allen & Company and Evercore (collectively, the “Parent Financial Advisors”), to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent shall provide a copy of each such opinion solely for informational purposes to the Company as soon as practicable following execution and delivery of this Agreement.

Section 4.25 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article IV, none of Parent, Merger Sub I, Merger Sub II or any Person acting on its behalf makes any other express or any implied representations or warranties in this Agreement with respect to (i) Parent or any Parent Subsidiaries, any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by Parent, Merger Sub I, Merger Sub II or any Person acting on any of their behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf.

(b) Parent acknowledges the Company’s representations and warranties set forth in Section 3.25.

ARTICLE V

COVENANTS

Section 5.1 Company Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter (in response to the enumerated clauses (a) –(r) below), during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, except as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Company Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact in all material respects its business organization, (ii) maintain in effect all necessary licenses, Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its executive officers and key employees on commercially reasonable terms and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and other Persons having material business relationships with it and with Governmental Entities having jurisdiction over its business and operation. Without limiting the generality of the foregoing, and except (x) as set forth in Section 5.1 of the Company Disclosure Letter, (y) as expressly contemplated or permitted by this Agreement or (z) as required by Law or any Governmental Entity, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent in each instance (such consent (other than with respect to (b), (d) and (e) of this Section 5.1) not to be unreasonably withheld, conditioned or delayed):

(a) (i) in the case of the Company, amend the Constituent Documents of the Company (including by merger, consolidation or otherwise), or (ii) in the case of any Company Subsidiary, amend in any material respect the Constituent Documents of such Company Subsidiary (including by merger, consolidation or otherwise);

(b) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other Lien of (i) any shares of Company Capital Stock or any other Securities of the Company or any Company Subsidiary, or any rights, warrants, options, calls, restricted stock units, stock appreciation rights, commitments or any other agreements of any character to purchase or acquire any Company Capital Stock or other Securities of the Company or any Company Subsidiary, or (ii) any other Securities in respect of, in lieu of, or in substitution for, any shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary outstanding on the date hereof, other than, in the case of clauses (i) and (ii), the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options and the vesting or distribution of Company RSUs and Company PSUs under the Company Stock Plans that are outstanding on the date hereof or pursuant to the exercise of Company Stock Options and the vesting or distribution of Company RSUs and Company PSUs granted after the date hereof under the Company Stock Plans in accordance with this Agreement, in either case in accordance with their terms on the date hereof (or on the date of grant, if later);

(c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary (other than (i) to the extent required or permitted pursuant to the Company Benefit Plans or (ii) pursuant to the Company Rights Agreement), or split, combine, subdivide, consolidate or reclassify any shares of Company Capital Stock;

(d) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary or otherwise make any payments to its or their stockholders or other equityholders in their capacity as such, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or to another direct or indirect wholly owned Company Subsidiary;

(e) (i) other than borrowings under the Company’s credit facilities and other lines of credit in existence as of the date of this Agreement, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such Indebtedness of any Person other than a wholly owned Company Subsidiary, make any loans, advances or capital contributions to, or investments in, any other Person other than a wholly owned Company Subsidiary or issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities of the Company or the Company Subsidiaries, enter into any “keep well” or Contract to maintain any financial statement condition of another Person or enter into any arrangement (including any capital lease) having the economic effect of the foregoing; provided that no Indebtedness incurred by the Company or the Company Subsidiaries shall have any voting rights associated therewith or (ii) redeem, repurchase, prepay, defease or cancel any Indebtedness for borrowed money, other than, in the case of clause (ii), (1) as required in accordance with its terms or expressly required by this Agreement or (2) in the ordinary course of business consistent with past practice;

(f) sell, transfer, lease, license, mortgage, pledge, encumber, allow to lapse, incur any Lien on (other than a Permitted Lien), or otherwise dispose of, or agree to do any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, product lines, businesses or interests therein (including Intellectual Property) except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts in force on the date of this Agreement, (iii) such dispositions of assets no longer used in the ordinary course of business consistent with past practice of the Company’s or the applicable Company Subsidiary’s business as conducted as of the date of this Agreement or (D) such dispositions among the Company and the Company Subsidiaries;

(g) other than (i) in the ordinary course of business consistent with past practice or (ii) pursuant to capital expenditures permitted pursuant to Section 5.1(i), make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other

Person (other than such transactions among the Company and the Company Subsidiaries) with a value or purchase price in excess of $1,000,000, in the aggregate, when taken with all other such ordinary course acquisitions or investments, or that would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date or increasing the likelihood of a failure to satisfy the conditions set forth in Section 6.1(c) or Section 6.1(e);

(h) make or authorize any payment of, accrual or commitment for, capital expenditures in excess of (i) $50,000,000 in the aggregate with respect to the 2015 fiscal year, except those budgeted for in the budget previously made available to Parent, or (ii) $8,000,000 per month with respect to each month of the 2016 fiscal year;

(i) other than in the ordinary course of business consistent with past practice, (i) enter into, materially modify or terminate (except expirations in accordance with its terms) any Contract that is or would be a Company Material Contract, or waive, release or assign any material rights or claims thereunder or (ii) enter into, modify, amend, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of the Company and the Company Subsidiaries to consummate the Mergers and the other transactions contemplated by this Agreement, (2) impair in any material respect the ability of the Company and the Company Subsidiaries to conduct their business in the ordinary course consistent with past practice or (3) adversely affect in a material respect the expected benefits of the Mergers;

(j) enter into any Contracts containing non-compete or exclusivity provisions that would materially restrict or limit, in any respect, the operations of the Company, the Company Subsidiaries or, upon completion of the Mergers, Parent or its Subsidiaries (other than any Contract with a Governmental Entity that, by its terms, limits the geographical areas in which the Company or such Company Subsidiary may offer its services);

(k) except as otherwise required pursuant to the terms of any Company Benefit Plan or applicable Law, (i) increase the compensation or benefits provided to any current or former director, officer, employee or consultant; (ii) grant any director, officer, employee or consultant any increase in severance or termination pay; (iii) exercise any discretion to accelerate the vesting of or lapsing of restrictions with respect to, grant any new awards under, or amend any outstanding award under any Company Stock Plan; (iv) establish, adopt, enter into, terminate or amend any Company Benefit Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date hereof, in either case, except for any such action that is in the ordinary course of business consistent with past practice and would not result in a material increase in the cost to the Company and the Company Subsidiaries, taken as a whole; (v) promote any Oversight Employee or promote any employee to an Oversight Employee position; (vi) hire any employee whose annual compensation is reasonably expected to be in excess of $100,000; provided, that the Company shall be permitted to hire up to thirty (30) employees during 2015 and up to twenty (20) employees during 2016, in each case, whose annual compensation is reasonably expected to be in excess of $100,000 and less than $250,000; (vii) terminate any Oversight Employee, other than for cause in the ordinary course of business consistent with past practice; or (viii) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Company Benefit Plan;

(l) adopt, enter into, modify, amend or terminate any collective bargaining agreement or similar agreement;

(m) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any material liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(n) except for security holder litigation, which is the subject of Section 7.14, settle any litigation or other Proceeding or dispute (i) where the amount paid in settlement or compromise is more than $5,000,000 individually or $10,000,000 in the aggregate greater than the amount expressly accrued for such matter on the Company SEC Financial Statements for the year ended December 31, 2014, other than any settlements and waivers of rights in the ordinary course of business consistent with past practice in connection with disputes relating to the processing and paying of claims to Providers, (ii) which would include any material non-monetary relief that would materially restrict the operations of the business of the Company or the Company Subsidiaries from and after the Closing Date;

(o) except as required by GAAP, applicable Law or any Governmental Entity, make any material change in financial accounting methods, principles or practices used by the Company or any Company Subsidiary;

(p) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of the Company or any Company Subsidiary;

(q) except as required by applicable Law, (i) make or change any material Tax election, (ii) file any material amended Tax Return, (iii) change any material Tax accounting method, (iv) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, in excess of the amount of accrued reserves on the Company SEC Financial Statements with respect to such matter, (v) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (vi) surrender any material claim for a refund of Taxes, or (vii) file any Tax Return that is inconsistent with past practice; or

(r) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Without limitation of any provisions of this Section 5.1 or Section 5.2, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain vested in the relevant Party, subject to the terms and conditions of this Agreement.

Section 5.2 Parent Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.2 of the Parent Disclosure Letter (in response to the enumerated clauses (a) –(h) below), during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, except as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact in all material respects its business organization, (ii) maintain in effect all necessary licenses, Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its executive officers and key employees on commercially reasonable terms and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and other Persons having material business relationships with it and with Governmental Entities having jurisdiction over its business and operation. Without limiting the generality of the foregoing, and except (x) as set forth in Section 5.2 of the Parent Disclosure Letter, (y) as expressly contemplated or permitted by this Agreement or (z) as required by Law or any Governmental Entity, Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Company in each instance (such consent (other than with respect to (a), (b) and (d) of this Section 5.2) not to be unreasonably withheld, conditioned or delayed):

(a) amend the Constituent Documents of Parent (including by merger, consolidation or otherwise) in a manner that (1) would be materially adverse to the Company or its stockholders or (2) would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;

(b) (i) issue, sell or authorize the issuance or sale of Parent Capital Stock for a purchase price that is below the then fair market value of such Parent Capital Stock or (ii) issue, enter into a subscription agreement with respect to, or otherwise commit to be issued, Parent Capital Stock such that the representation and warranty in Section 4.3(g) shall become untrue;

(c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Parent Capital Stock or other Securities of Parent (other than pursuant to Parent Benefit Plans or stock repurchase plans disclosed in the Parent SEC Documents), or split, combine, subdivide, consolidate or reclassify any shares of Parent Capital Stock;

(d) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Parent Capital Stock, other than (i) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or to another direct or indirect wholly owned Subsidiary of Parent, (ii) dividends and distributions of a Subsidiary of Parent required by the terms of any Contracts existing on the date of this Agreement (provided that Parent shall not exercise any right to cause an amendment to any such Contracts) and (iii) dividend equivalents that accrue pursuant to the terms of Parent equity or equity-related awards;

(e) other than in the ordinary course of business consistent with past practice, make any acquisition of, or investment in, a business, by purchase of stock, securities, assets, or by merger, consolidation or contributions to capital (other than such transactions among Parent and Parent Subsidiaries) that would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date or increasing the likelihood of a failure to satisfy the conditions set forth in Section 6.1(c) or Section 6.1(e);

(f) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent;

(g) enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of Parent and its Subsidiaries to consummate the Mergers and other transactions contemplated by this Agreement; or

(h) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Section 5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable after the execution of this Agreement (but in any event, no more than sixty (60) days following the date hereof, unless the Parties otherwise agree to another time period), (i) Parent and the Company shall jointly prepare and Parent and the Company, as applicable, shall file with the SEC the Joint Proxy Statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and to the stockholders of the Company relating to the Company Stockholders Meeting and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and consider the Company’s comments in good faith, and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance. Each of the Company and Parent shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. Each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Mergers and shall consider each other Party’s comments in good faith.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly set a record date for, call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval. If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (x) solicit from its stockholders proxies in favor of the adoption of this Agreement, and (y) take all other action necessary or advisable to secure the Company Stockholder Approval. Except as expressly permitted in Section 5.4(b), neither the Company Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Company Recommendation, (ii) take any other action or make any other statement in connection with the Company Stockholders Meeting inconsistent with the Company Recommendation or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((i), (ii) and (iii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal (whether or not a Superior Proposal).

(c) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly set a record date for, call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) solely for the purpose of seeking the Parent Stockholder Approval. If the Parent Board has not made a Parent Adverse Recommendation Change, Parent shall, through the Parent Board, make the Parent Recommendation, and shall include such Parent Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval of the Parent Stock Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval. Except as expressly permitted in Section 5.4(b), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Parent Recommendation, (ii) take any other action or make any other statement in connection with the Parent Stockholders Meeting inconsistent with the Parent Recommendation or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((i), (ii) and (iii) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Takeover Proposal (whether or not a Superior Proposal).

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date and as soon as practicable after the date of this Agreement.

Section 5.4 No Solicitation.

(a) Each of Parent and the Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Takeover Proposal and, if applicable, shall seek to have returned to the Company or Parent as applicable any information and materials that have been provided in any such discussions or negotiations and shall immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. From and after the date hereof until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article VII, each of the Company and Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any Affiliate, investment banker, financial advisor, attorney, accountant or other Representative retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (ii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to subsection (A) of the proviso of this sentence) or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, prior to obtaining the Company Stockholder Approval (in the case of the Company) or the Parent Stockholder Approval (in the case of Parent), following the receipt of a Superior Proposal or a Takeover Proposal that the Company Board or Parent Board, as applicable, determines in good faith is reasonably expected to lead to a Superior Proposal and that in either case was unsolicited and made after the date of this Agreement in circumstances not otherwise involving a breach of this Agreement, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take such action with respect to such Takeover Proposal would be inconsistent with the exercise of its fiduciary duties to the Company’s stockholders or Parent’s stockholders, as applicable, under applicable Law, the Company or Parent, as applicable, may, in response to such Takeover Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to the Company or Parent, as applicable, to the party making such Takeover Proposal pursuant to a confidentiality agreement (an “Acceptable Confidentiality Agreement”) that contains confidentiality and standstill provisions not less favorable to the Company or Parent, as the case may be, than those contained in the Confidentiality Agreements; provided that (x) such confidentiality agreement shall permit the provision of all information to Parent and the Company, as applicable, that is contemplated or required by this Section 5.4 to be provided to Parent or the Company, as applicable, and (y) such confidentiality agreement shall include a standstill, except that, (i) such standstill need not prohibit the Person making such Takeover Proposal from making a Takeover Proposal to the Company Board or Parent Board, as applicable, in a confidential manner and (ii) such confidentiality agreement need not include a standstill to the extent that the Person making such Alternative Acquisition Proposal has commenced a tender offer or exchange offer incorporating an Takeover Proposal, and (B) engage in discussions or negotiations with such party regarding such Takeover Proposal. In addition, notwithstanding anything in this Agreement to the contrary, following the receipt of a Takeover Proposal, the Company Board or Parent Board, as applicable, may contact the Person or group of Persons who has made such Takeover Proposal solely for the purpose of seeking clarification of the terms and conditions thereof and the Company or Parent, as applicable, shall promptly provide a summary of such clarifications to the other Party. It is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of each of the Company or Parent, as applicable, or any of their respective Subsidiaries shall be deemed to be a breach of this Section 5.4(a) by the Company or Parent, as applicable. Prior to the termination of this Agreement, except in connection with a concurrent termination of this Agreement pursuant to Section 7.1(c)(iv) or Section 7.1(d)(iv), but subject to the concurrent payment of the applicable Company Termination Fee or Parent Termination Fee, as the case may be, (1) neither the Company nor Parent shall take any action to exempt any Person from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Law or the Constituent Documents of the Company or Parent, as applicable, otherwise cause such restrictions not to apply, and (2) the Company shall not (x) terminate (or permit the termination of (except in accordance with its terms and not related to a Takeover Proposal)), waive or amend the Company Rights Agreement, (y) redeem any Company Rights under the Company Rights Agreement or (z) take any action with respect to, or make any determination under, the Company Rights Agreement that would interfere with Parent consummating the Mergers and the other transactions contemplated by this Agreement, in each case without the prior written consent of Parent.

(b) Notwithstanding the foregoing, prior to receipt of the Company Stockholder Approval, the Company Board, may, or prior to receipt of Parent Stockholder Approval, the Parent Board, may (in each case, subject to compliance with this Section 5.4(b) and to compliance with Sections 5.4(a) and 5.4(c)) (1) effect a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable (each an “Adverse Recommendation Change”) and (2) terminate this Agreement to enter into a definitive agreement regarding a Superior Proposal, in each case if (and only if): (i) a written Takeover Proposal that was not solicited in violation of this Agreement is made to the Company or Parent, as applicable, by a third Person and such Takeover Proposal is not withdrawn or a Company Intervening Event or Parent Intervening Event, as applicable, has occurred; (ii) in the case of a Takeover Proposal, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; (iii) the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside legal counsel, that the failure to make a Company Adverse Recommendation Change or Parent Adverse Recommendation Change in response to such Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable, would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company or Parent, as applicable, under applicable Law; (iv) the board considering the Adverse Recommendation Change or termination provides the other Party at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include (A) in the case of an Adverse Recommendation Change or termination in response to a Takeover Proposal, the information with respect to such Superior Proposal that is specified in Section 5.4(c), as well as a copy of such Takeover Proposal, and (B) in the case of an Adverse Recommendation Change in response to a Company Intervening Event or a Parent Intervening Event, as applicable, a summary of the material facts, circumstances and other information with respect thereto, together with reasonable documentary support and/or written analysis conducted by or on behalf of the board considering the Adverse Recommendation Change; (v) during the five (5) Business Days following such written notice (or such shorter period as is specified below), if requested by the other Party, the board considering the Adverse Recommendation Change or termination and its Representatives have negotiated in good faith with the other Party (to the extent the other Party has requested to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by the other Party in response to such Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable; and (vi) at the end of the five (5) Business Day period described in the foregoing clause (v), the Company Board or Parent Board, as applicable, determines in good faith, after consultation with the Company’s and Parent’s, as applicable, (x) outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other Party), that in the case of an Adverse Recommendation Change or termination in response to a Takeover Proposal, the Takeover Proposal continues to be a Superior Proposal and (y) outside legal counsel, that the failure to make a Company Adverse Recommendation Change or Parent Adverse Recommendation Change in response to such Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable, would be inconsistent with the exercise by the Company Board or Parent Board, as applicable, of its fiduciary duties to the stockholders of the Company or Parent, as applicable, under applicable Law. Any material amendment or modification to any Superior Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 5.4; provided, however, that the notice period and the period during which the Company Board or Parent Board (as applicable) considering the Adverse Recommendation Change or termination and its Representatives are required to negotiate in good faith with the other Party regarding any revisions to the terms of this Agreement and the transactions contemplated hereby proposed by the other Party in response to such new Takeover Proposal pursuant to clause

(v) above shall expire on the later to occur of (x) two (2) Business Days after the board considering the applicable Adverse Recommendation Change provides written notice of such new Takeover Proposal to the other Party and (y) the end of the original five (5) Business Day period described in clause (v) above; provided further, however, that in the case of a termination of this Agreement pursuant to clause (2) above, in addition to the requirements set forth above, the Company or Parent, as applicable, shall have paid the applicable termination fee in accordance with Section 7.3. Unless this Agreement has been terminated in accordance with Section 7.1, nothing in this Section 5.4(b) shall permit any Party or its board to enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal or Superior Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.4(a)). Unless this Agreement has been terminated in accordance with Section 7.1, the Company Board and/or Parent Board shall submit this Agreement (or, in the case of the Parent Board, the Parent Stock Issuance) to its stockholders even if the Company Board or Parent Board shall have effected an Adverse Recommendation Change, and the Company Board or Parent Board may not submit to the vote of their stockholders any Takeover Proposal other than this Agreement.

(c) In addition to the obligations of the Company and Parent set forth in Sections 5.4(a) and 5.4(b), the Company or Parent shall promptly, and in any event no later than 24-hours after it receives any Takeover Proposal, advise the other Party orally and in writing of any request for information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal, and the identity of the Person making such request or Takeover Proposal and provide copies of any materials, documents or agreements provided to Parent or the Company in connection with the Takeover Proposal (including the most current drafts of any acquisition agreements and financing commitments related thereto). The Party receiving a Takeover Proposal shall keep the other Party promptly advised of all changes to the material terms of any Takeover Proposal. Each of the Company and Parent, shall, within 48-hours of the time it is provided to any third Persons, provide to the other Party any non-public information concerning the Company or Parent and their Subsidiaries that the Company or Parent provides (including through its Representatives) to any third Person in connection with any Takeover Proposal that was not previously provided to the other Party.

(d) Nothing contained in this Section 5.4 or Section 5.5, but in all cases subject to Section 5.3(b) or Section 5.3(c), as applicable, shall prohibit the Company Board or the Parent Board, as applicable, from (i) taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to their stockholders if the Company Board or Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside counsel, that the failure to make such disclosure would be inconsistent with applicable Law; provided, however, that neither the Parent Board, the Company Board nor any committee thereof shall, except as expressly permitted by Section 5.4(b), effect an Adverse Recommendation Change.

(e) For purposes of this Agreement:

(i) “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than the Company, Parent and their respective Subsidiaries or Affiliates) relating to (A) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets (including equity interests in Subsidiaries) of the Company or Parent, or 15% or more of any class of equity securities of the Company or Parent, (B) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or Parent and (C) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company or Parent or any of their respective Subsidiaries pursuant to which such Person (or its stockholders) would own 15% or more of the consolidated assets of the Company or Parent or 15% or more of any class of equity securities of the Company or Parent or of any resulting parent company of the Company or Parent.

(ii) “Superior Proposal” means a bona fide written Takeover Proposal from any Person (other than the Company, Parent and their respective Subsidiaries or Affiliates) for a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in Subsidiaries) of the Company or Parent, as applicable, or 50% or more of any class of equity securities or voting power of the Company or Parent, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities or voting power of the Company or Parent, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent or any of their Subsidiaries pursuant to which such Person (or its stockholders) would own 50% or more of the consolidated assets of the Company or Parent or 50% or more of any class of equity securities of the Company or Parent or of any resulting parent company of the Company or Parent (in each case other than the transactions contemplated by this Agreement), (A) which the Company Board or the Parent Board, as applicable, determines in good faith is reasonably capable of being completed on the terms set forth in such proposal, taking into account all financial, legal, regulatory and other aspects thereof that the Company Board or Parent Board, as applicable, deems relevant, (B) for which the third party has demonstrated that, if a cash transaction (whether in whole or in part), the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the Company Board or the Parent Board, as applicable, in its good faith judgment (after consultation with the Company’s or Parent’s, as applicable, financial advisors and outside legal counsel) and (C) which the Company Board or Parent Board, as applicable, has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by this Agreement.

(iii) “Company Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of the Company and the Company Subsidiaries, taken as a whole or (ii) the stockholders of the Company (including the benefits of the Mergers to the stockholders of the Company) in either case that (x) is material, (y) does not involve or relate to a Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Company Board as of the date hereof and which becomes known prior to receipt of the Company Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business financial condition or continuing results of operations of, or the market price of the securities (including the Parent Common Stock) of Parent or any of Parent Subsidiaries shall constitute a “Company Intervening Event” unless such fact, circumstance effect, change event or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iv) “Parent Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of Parent and the Parent Subsidiaries, taken as a whole or (ii) the stockholders of Parent (including the benefits of the Mergers to Parent) in either case that (x) is material, (y) does not involve or relate to a Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Parent Board as of the date hereof and which becomes known prior to receipt of the Parent Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business financial condition or continuing results of operations of, or the market price of the securities (including the Company Common Stock) of the Company or any of Company Subsidiaries shall constitute a “Parent Intervening Event” unless such fact, circumstance effect, change event or development has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 5.5 Publicity. Except with respect to, or following, any Adverse Recommendation Change made in accordance with the terms of this Agreement, and except to the extent disclosed in or consistent with the Joint Proxy Statement or Form S-4 in accordance with Section 5.3, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Mergers, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law or the rules of the NYSE (or any other securities market). Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form agreed to by the Parties. The restrictions set forth in this Section 5.5 shall not apply to any release or public statement issued or made in connection with any dispute between the Parties regarding the Agreement, the Mergers or the other transactions contemplated hereby.

Section 5.6 Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving Party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Mergers and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such Party) reasonably be expected to (A) prevent or materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement or (B) be material to Parent or the Company; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Mergers and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Mergers or the other transactions contemplated hereby or (B) result in the failure of any condition to the Mergers set forth in Article VI to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.6 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the Parties hereunder.

Section 5.7 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and its Affiliates and its and their directors, officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Sources (“Representatives”), during normal business hours during the period prior to the Effective Time, reasonable access (including for the purpose of coordinating transition planning with employees) to all the Company’s and the Company’s Subsidiaries’ properties, books, contracts, commitments and records, and to the Company’s and the Company’s Subsidiaries’ officers, employees, accountants, counsel and other Representatives and, during such period, the Company shall promptly make available to Parent and its Representatives, subject, in the case of competitively sensitive information, to any “clean-room” arrangements agreed between the Parties, (i) a copy of each report, schedule, registration statement and other document filed or received by the Company or any Company Subsidiaries during such period pursuant to the requirements of federal securities Laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.

(b) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

(c) This Section 5.7 shall not require the Company to permit any access, or to disclose any information, that in the reasonable, good faith judgment of the Company is competitively sensitive, would reasonably be expected to result in any violation of any material Contract or Law to which the Company or any Company Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) which the Company or any Company Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment adversely affect in any material respect the Company’s or any Company Subsidiary’s position in any pending or reasonably probable future litigation; provided, that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the Company) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Company) be managed through the use of any “clean-room” arrangements agreed between the Parties pursuant to which non-employee Representatives of the Parent shall be provided access to such information; provided, further, that the Company shall (x) notify Parent that such disclosures are reasonably likely to violate the Company’s or the Company Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined and (y) in the case where such disclosures are reasonably likely to violate the Company’s or the Company Subsidiaries’ obligations under any material Contract, use reasonable commercial efforts to seek consent from the applicable third Person to any such material Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(d) Unless and until the Closing occurs, the information provided pursuant to this Section 5.7 shall be kept confidential by the recipient thereof in accordance with, and shall otherwise be subject to the terms and conditions of, the Confidentiality Agreements, except that notwithstanding Section 2 of the Confidentiality Agreements, the Company and Parent may disclose any of the terms, conditions or other facts of the Mergers and transactions contemplated by this Agreement in accordance with this Agreement.

(e) Notwithstanding any other provision of this Agreement, each Party agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 5.7 for any competitive or other purpose unrelated to the consummation of the Mergers.

Section 5.8 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to use reasonable best efforts to: (i) take, or cause to be taken, all actions necessary, proper or advisable to comply with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement, including the Mergers; (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages; and (iii) obtain (and to cooperate with the other Party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws, and any other third Person that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval; provided, however, that neither Parent nor the Company, in each case, on behalf of itself or any of its Subsidiaries, shall be required to propose, commit to, agree to or effect any action (or refrain from taking any action) or be subject to any term, limitation, condition, restriction or requirement that, individually or in the aggregate, (A) would have or would reasonably be expected to have a material and adverse effect on the financial condition, business, revenue or EBITDA of Parent and its Subsidiaries or of the Company and the Company Subsidiaries, in each case, as currently conducted, (B) would or would reasonably be expected to restrict or prohibit any lines or types of business in which Parent and its Subsidiaries or the Company and its Subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole, or on the Company and the Company Subsidiaries, taken as a whole; provided that, for purposes of determining whether any action, term, limitation, condition, restriction or requirement would have or would reasonably be expected to, in the case of clause (A), have a material adverse effect on Parent and its Subsidiaries, or, in the case of clause (B), restrict or prohibit any lines or types of business in which Parent and its Subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries will, in each case, collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) the Company and its Subsidiaries, taken as a whole, or (C) would or would be reasonably expected to materially impair the benefits reasonably expected to be derived by Parent from the Mergers and the other transactions contemplated hereby; provided, that, for purposes of this clause (C), such reasonably expected benefits shall be deemed to be the size of the Company and the Company Subsidiaries, taken as a whole (each of (A), (B) and (C), individually or in the aggregate, a “Burdensome Condition”).

(b) In furtherance and not in limitation of the foregoing, each Party hereto shall make all Filings with all Governmental Entities that may be or may become reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby, including (i) not later than forty-five (45) calendar days following the date of this Agreement, Parent filing, or causing to be filed, “Form A Statements” or similar change of control applications, with the insurance commissioners or departments of health or other Governmental Entities in each jurisdiction where required by applicable Law seeking approval of Parent’s acquisition of control of each of the applicable Company Regulated Subsidiaries which results from the Mergers; (ii) not later than forty-five (45) calendar days following the date of this Agreement, Parent filing, or causing to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable Laws with respect to the Mergers and the other transactions contemplated hereby; (iii) not later than ten (10) Business Days following the date of this Agreement (unless the Parties otherwise agree to another time period), the Company and Parent each making an appropriate Filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Mergers and the other transactions contemplated hereby; (iv) the Company and Parent each making any other Filing that may be required under any other applicable Laws relating to antitrust or by any Governmental Entity having antitrust jurisdiction under applicable Law; (v) not later than sixty (60) days prior to the Closing, the Company and Parent filing any required notices to CMS, with a separate notice to the CMS Central and/or Regional Office Medicare Advantage and/or Part D plan manager if applicable; and (vi) the Company and Parent each promptly and in compliance with the timeframe prescribed by applicable Laws making any other Filing that may be required under any applicable Laws or by any Governmental Entity with jurisdiction over enforcement of any such applicable Law. The Parties shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any of the foregoing Filings and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.8 necessary to cause the expiration or termination of any applicable waiting periods, including under the HSR Act (including any extensions thereof), as soon as practicable. Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state corporate takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement and (y) if any state corporate takeover statute or similar Law becomes applicable to any of the transactions contemplated by this Agreement, take all reasonable action to enable the Mergers and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(c) Each of the Parties hereto shall use its reasonable best efforts to (i) cooperate with each other in connection with any Filing with a Governmental Entity or with respect to any Filings made pursuant to Section 5.8(b), including pursuant to any Health Care Laws, insurance Laws or other applicable Laws in connection with the Mergers and the other transactions contemplated by this Agreement and in connection with any Filing with or any response to questions from a Governmental Entity with respect thereto or investigation or other inquiry by or before a Governmental Entity relating to the Mergers and the other transactions contemplated by this Agreement, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other Party informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Entity in connection therewith, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws, and of any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, in each case regarding any of the Mergers or the other transactions contemplated by this Agreement. In furtherance and not in limitation of this Section 5.8(c), subject to applicable Laws relating to the exchange of information, each Party shall consult and cooperate with the other Party in connection with any Filing, analysis, appearance, presentation, memorandum, brief, argument, responses to questions from a Governmental Entity, opinion or proposal made or submitted in connection with any such Filing, request, inquiry, investigation, responses to questions from a Governmental Entity, action or other legal proceeding relating to the Mergers and the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each Party hereto shall permit authorized Representatives of the other Party to (x) to participate at or in each substantive meeting, conference or telephone call with a representative of a Governmental Entity relating to such Filing request, inquiry, investigation, response, action or other legal proceeding, (y) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or other legal proceeding and (z) review prior to filing or submission any Filings, pleadings and responses to inquiries from Governmental Entities submitted as required by Section 5.8(b). Each of Parent and the Company shall reasonably cooperate with each other for devising and implementing the strategy for obtaining any necessary clearances or approvals of any Governmental Entity, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws; provided, that, in the event of a disagreement between the Parties with respect to such strategy, Parent shall have the right to direct such matters with any Governmental Entity consistent with its obligations hereunder, subject to compliance with those strategies that have been agreed between the Parties.

(d) Notwithstanding Sections 5.8(a), 5.8(b) or 5.8(c) or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries be required to agree to, nor shall the Company take or permit any Company Subsidiary to take (unless in each case Parent directs the Company to do so; provided, that, any action or agreement of the Company shall be conditioned upon consummation of the Merger), any action that would result in a Burdensome Condition.

Section 5.9 Indemnification.

(a) Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company or the Company Subsidiaries (the “Indemnified Parties”) as provided in their respective Constituent Documents or any indemnification or similar agreements shall survive the Mergers and shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Entity to comply therewith. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Entity to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ Constituent Documents or any indemnification or similar agreements, in the form that is in effect as of the date of this Agreement, and shall not, and shall cause the Surviving Entity not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding. Section 5.9(a) of the Company Disclosure Letter sets forth a complete and correct list of all indemnification or similar arrangements in favor of the Indemnified Parties that have been entered into within the 30 days preceding the date of this Agreement.

(b) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Entity to, indemnify and hold harmless, and advance expenses to, the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with any actual or threatened Proceeding arising out of, relating to or in connection with (i) the fact that such Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries, or (iii) the Mergers, this Agreement or the transactions contemplated hereby; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any such Indemnified Party delivers to Parent or the Surviving Entity a written notice asserting a claim for indemnification or advancement under this Section 5.9(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of no more than six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not materially more favorable than the Company’s existing policies (the “Existing Policies”) with respect to matters existing or occurring at or prior to the Effective Time (including with respect to acts and omissions occurring in connection with this Agreement, the Mergers or the other transactions or actions contemplated hereby) and, if such policies have been obtained, Parent shall, and shall cause the Surviving Entity to, maintain such policies in full force and effect after the Effective Time; provided, however, that in no event shall the Company pay, or the Surviving Entity, as the case may be, be required to pay, for such “tail” policies a one-time premium in excess of 250% of the Company’s current aggregate annual premium amount under its Existing Policies. If the Company for any reason fails to obtain such tail policy, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect for not less than six (6) years from the Effective Time the Existing Policies for the Indemnified Parties otherwise covered by such Existing Policies; provided that (i) the Surviving Entity may substitute therefor policies of substantially the same coverage containing terms and conditions that are no less advantageous to such Indemnified Parties and are from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier; and (ii) the Surviving Entity shall not be required to pay annual premiums for the Existing Policies (or for any substitute policies) in excess of 250% of the annual premiums paid for the Existing Policies prior to the date of this Agreement (the “Maximum Premium”). In the event any future annual premiums for the Existing Policies (or any substitute policies) exceed such amount, the Surviving Entity shall be entitled to reduce the amount of coverage of the Existing Policies (or any substitute policies) to the maximum amount of coverage that can be obtained for a premium equal to such amount.

(d) The provisions of this Section 5.9 shall survive consummation of the Mergers, are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(e) In the event that the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys, directly or indirectly, all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Entity or its respective successors or assigns, as the case may be, assume the obligations set forth in this Section 5.9.

Section 5.10 Financing.

(a) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, from and after the execution of this Agreement, Parent shall: (i) use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Commitment Letter; (ii) shall not permit any amendment or modification to be made to the Commitment Letter, if such amendment or modification (A) reduces the aggregate amount of the Financing or (B) imposes additional conditions or otherwise amends any of the conditions to the receipt of the Financing in a manner that could reasonably be expected to (I) prevent the Closing from occurring prior to the Outside Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (III) adversely impact the ability of Parent or the Merger Subs, as applicable, to enforce their respective rights against other parties to the Commitment Letter or the definitive agreements with respect thereto; and (iii) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letter. For the avoidance of doubt, but subject to the foregoing, Parent may amend, supplement, modify or replace the Commitment Letter as in effect at the date hereof (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement, (y) to increase the amount of indebtedness or (z) to replace all or a portion of the facility committed under the Commitment Letter as in effect as of the date hereof with one or more new facilities under such Commitment Letter or under any new commitment letter or facility (any such new commitment or facility, a “Replacement Facility”); provided, that the terms of such Replacement Facility shall comply with clauses (i) and (ii) above. Promptly following the execution of a Replacement Facility by Parent, Parent shall notify the Company to such effect and shall promptly provide a fully executed copy of such Replacement Facility and any related agreements. For purposes of this Agreement, (1) the term “Financing” shall be deemed to include the financing contemplated by the Commitment Letter as amended, modified or replaced pursuant to this Section 5.10 (including any Replacement Facility, any Alternative Financing and, in the case of Section 5.10(d), any offering of debt or equity securities the proceeds of which are intended to be used to satisfy the obligations under this Agreement), and (2) the term “Commitment Letter” shall be deemed to include the Commitment Letter as may be amended, modified or replaced pursuant to this Section 5.10, any commitment letters with respect to any Replacement Facility, and any commitment letters with respect to the Alternative Financing.

(b) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, Parent shall use its reasonable best efforts to (i) maintain in effect the Commitment Letter pursuant to its terms (except for amendments not prohibited by Section 5.10(a)) until the transactions contemplated by this Agreement are consummated or this Agreement is terminated in accordance with its terms, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter or on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) than the terms and conditions contained in the Commitment Letter (such definitive agreements, the “Definitive Agreements”), and (iii) satisfy (or, if deemed advisable by Parent, seek a waiver on a timely basis of) all conditions to funding in the Commitment Letter that are within its control and, in the event that all conditions to funding in the Commitment Letter are satisfied at or prior to Closing, consummate the Financing at the Closing in accordance with the terms and conditions of the Commitment Letter as in effect at or prior to the Closing.

(c) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, in the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall promptly notify the Company in writing and use its reasonable best efforts to arrange alternative financing from the same or alternative sources in an amount not less than the Required Funding Amount under this Agreement (the “Alternative Financing”); provided, however, that Parent shall not be required to obtain financing which includes terms and conditions materially less favorable (taken as whole and taking into account any “market flex” provision) to Parent (as determined in the reasonable judgment of Parent), in each case relative to those in the Financing being replaced.

(d) The Company shall, shall cause the Company Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives, including legal, Tax, regulatory and accounting Representatives, to provide, on a timely basis, all reasonable cooperation requested by Parent and/or the Financing Sources in connection with the Financing. Without limiting the generality of the foregoing, such cooperation shall in any event include: (i) promptly providing Parent and the Financing Sources and their respective agents with (A) the financial information regarding the Company and the Company Subsidiaries required to be delivered pursuant to Section 6(a) and (b) of Annex D of the Commitment Letter (as in effect on the date hereof, or any similar provisions pursuant to any permitted amendments to the Commitment Letter or pursuant to any Alternative Financing or Replacement Facility) and (B) other information, including projections, as may be reasonably requested by Parent, the Financing Sources or their respective agents to prepare customary bank information memoranda, lender presentations, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), registration statements and prospectuses under the Securities Act and other materials in connection with a syndicated bank financing or other debt offering in connection with such Financing (all information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”); (ii) participating (including by making members of senior management, certain representatives and certain non-legal advisors, in each case with appropriate seniority and expertise, available to participate) in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agent for, and prospective lenders and purchasers of, the Financing and senior management and Representatives, in each case with appropriate seniority and expertise, of the Company and the Company Subsidiaries), due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies in connection with the Financing; (iii) reasonably cooperating with the Financing Sources’ and their respective agents’ due diligence, including providing access to documentation reasonably requested by such Persons in connection with lending or capital markets transactions; (iv) reasonably cooperating with the marketing efforts for any portion of the Financing, including using its reasonable best efforts to ensure that any syndication effort benefits materially from any existing lending and investment banking relationship; (v) aiding in the preparation of documentation, including bank information memoranda, prospectuses and similar documents (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), rating agency presentations, road show presentations, private placement memoranda and written offering materials and similar documents used to complete such Financing (including delivery of one or more customary representation letters), in each case, to the extent information contained therein relates to the business of the Company and the Company Subsidiaries; (vi) use commercially reasonable efforts to cause its certified independent auditors to provide (A) (x) consent to use of their reports in any materials relating to the Financing, including SEC filings and offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon and (y) auditors reports and comfort letters (including “negative assurances” comfort) with respect to financial information relating to the Company and the Company Subsidiaries in customary form and (B) other documentation and assistance (including reasonable assistance in the preparation of pro forma financial statements by Parent); (vii) providing (including using reasonable efforts to obtain such documents from its advisors) customary certificates, legal opinions or other customary closing documents as may be reasonably requested by Parent or the Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters as of the Closing on a pro forma basis and consents and officers’ and public officials’ certifications); (viii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Financing; (ix) taking all actions reasonably necessary in connection with the payoff of existing indebtedness of the Company and its Subsidiaries on the Closing Date and the release of related Liens on the Closing Date (including obtaining customary payoff letters, lien terminations and other instruments of discharge); (x) causing the taking of corporate actions reasonably necessary to permit the completion of the Financing, (xi) executing and delivering any pledge and security documents (and any other documents or instruments required for the creation and perfection of security interests in the collateral securing the Financing) or other definitive financing documents reasonably requested by Parent or the Financing Sources (including guarantees and other deliverables), provided, however, that no obligation of the Company or any of the Company Subsidiaries under any such agreement or instrument under this clause (xi) shall be effective until the Effective Time; (xii) providing, at least five (5) Business Days prior to the Closing Date, to the Financing Sources all documentation and other information reasonably requested by such Financing

Sources that such Financing Sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; (xiii) cooperating in procuring corporate and facilities ratings for the Financing in each case, from each of Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.; (xiv) using commercially reasonable efforts to permit any cash and marketable securities of the Company and the Company Subsidiaries to be made available to Parent at the Closing; (xv) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the portion of the public side versions of such documents supplied by the Company, if any, do not include material non-public information about the Company, the Company Subsidiaries or their respective Affiliates or securities; (xvi) (A) informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements, in order for such financial statements to comply with GAAP, is probable and (B) providing appropriate representations in connection with the preparation of financial statements and other financial data of the Company and the Company Subsidiaries; (xvii) assisting Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts relating to the Company and the Company Subsidiaries (including by arranging discussions among Parent, the Company and the Financing Sources and their respective Representatives with other parties to such material leases, encumbrances and contracts as of the Closing); and (xviii) updating any Required Information provided to Parent as may be necessary so that such Required Information qualifies as a Compliant Document. For the avoidance of any doubt, nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries shall be required to (i) enter into or perform under any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to or simultaneous with the Effective Time or (ii) pay any commitment or other similar fee or make any other payment (other than its own reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time; provided however that the foregoing clause (i) of this sentence shall not apply to customary resolutions, representation letters, officer’s certificates, supplemental indentures (which do not result in the creation or assumption of any additional obligations by the Company or any Company Subsidiary prior to the Effective Time) and solicitation agreement and similar documents required to be executed in connection with the closing of a debt offering into escrow on customary terms or in connection with the consent solicitation referred to in Section 5.10(e) below. Parent shall promptly indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, the “Liabilities”) suffered or incurred by any of them in connection with any claims asserted by Financing Sources in connection with the arrangement of the Financing including, for the avoidance of doubt, any Liabilities incurred in connection with the Company’s cooperation in accordance with Section 5.10(e) (other than to the extent such Liabilities arise from the misconduct of or breach of this Agreement by the Company, any of Company Subsidiaries or their respective Representatives) and any information used in connection therewith (other than information relating to the Company or the Company Subsidiaries provided to Parent by or on behalf of the Company, the Company Subsidiaries or their Representatives expressly for use in connection with the Financing). The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos in connection with the Financing.

(e) Subject to the second to last sentence of Section 5.10(d), the Company shall cause its Representatives to, use its and their reasonable best efforts to cooperate with the Parent and the Merger Subs to conduct a consent solicitation with respect to the Company’s 6.375% Senior Notes due 2017 and the related indenture (as amended prior to the date hereof) to obtain from the requisite holders thereof an agreement that the change of control repurchase rights shall not apply with respect to the Merger and further agrees that Wells Fargo Securities, LLC or one of its affiliates may serve as sole lead solicitation agent for such consent solicitation; provided, that, Parent shall be responsible for any Liabilities incurred by the Company or any Company Subsidiary in connection with such consent solicitation, including any consent fee payable to such holders in connection therewith.

(f) Notwithstanding anything in this Agreement, each of Parent and the Merger Subs acknowledges and agrees that the obtaining of the Financing is not a condition to Closing.

Section 5.11 NYSE Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Employee Benefit Matters.

(a) For a period of one (1) year immediately following the Effective Time (or if shorter, during the period of employment), Parent shall, or it shall cause the Surviving Corporation and its Subsidiaries to, provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, an “Employee”) with (i) at least the same level of base salary or regular hourly wages, as applicable, as was provided to each such Employee immediately prior to the Effective Time, (ii) a target incentive opportunity and/or target sales and service incentive award opportunity, in each case, at least equal to that provided to each such Employee immediately prior to the Effective Time; provided, that in no event shall the requirement in this clause (ii) extend beyond December 31, 2016, (iii) equity award opportunities at levels that are substantially similar to those provided to similarly situated employees of Parent, and (iv) employee benefits that are substantially similar to those provided to each such Employee (including any applicable dependents) immediately prior to the Effective Time.

(b) Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan or retiree medical or welfare arrangement) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Company Benefit Plans immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any predecessor of the Company, any current or former Company Subsidiary and all current and former Affiliates of the Company or any predecessor of the Company where service with such predecessor, Subsidiary, or Affiliate was credited under a comparable Company Benefit Plan prior to the Effective Time.

(c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Purchaser Welfare Company Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, Parent and the Surviving Corporation shall (i) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Purchaser Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under a comparable Company Benefit Plan, and (ii) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.

(d) Nothing in this Section 5.13 shall be treated as an amendment of, or undertaking to amend, any benefit plan. The provisions of this Section 5.13 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.13, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Company Benefit Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

(e) If requested by Parent no later than ten days prior to the Closing Date, and to the extent permitted by applicable Law, the Company shall take all actions necessary to terminate the Health Net, Inc. 401(k) Savings Plan (the “Company 401(k) Plan”) effective no later than the day before the Closing Date. In the event of the termination of the Company 401(k) Plan following such a request by Parent, a 401(k) plan sponsored by Parent or one of its Affiliates (a “Parent 401(k) Plan”) shall accept a direct rollover of distributions from such Company 401(k) Plan of the account balances (including in-kind distributions of promissory notes evidencing all outstanding loans) of each Employee if such rollover is elected in accordance with applicable Law by such Employee. Parent and the Company shall use their respective commercially reasonable efforts to permit each participant in the Company 401(k) Plan who has an outstanding loan balance under the Company 401(k) Plan on the date such Company 401(k) Plan is terminated to continue to make loan payments to the Company 401(k) Plan pending the distribution and rollover of the Employee’s account, as described in the previous sentence. Employees shall be eligible to participate in the Parent 401(k) Plan as soon as practicable following the Closing Date.

Section 5.14 Security Holder Litigation. In the event that any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against Parent and/or its directors by security holders of Parent, Parent shall (a) promptly notify the Company of such litigation, (b) keep the Company informed on a current basis with respect to the status thereof and (c) consult with the Company and consider in good faith the recommendations of the Company in connection with the defense and settlement of any such litigation.

Section 5.15 Certain Tax Matters.

(a) During the period from the date of this Agreement to the Effective Time, Parent, Merger Sub I, Merger Sub II and the Company shall (A) use reasonable best efforts to cause the Mergers, taken together, to constitute a reorganization under Section 368(a) of the Code (the “Intended Tax Treatment”), and (B) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent, Merger Sub I, Merger Sub II and the Company shall execute and deliver officer’s certificates containing appropriate representations that are customary for the transactions contemplated by this Agreement at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Form S-4 and the delivery of the 368 Opinion, for purposes of rendering opinions with respect to the Tax treatment of the Mergers.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) If the Company receives from Morgan, Lewis & Bockius LLP, counsel to the Company, a written opinion on or prior to the Closing Date to the effect that for U.S. Federal income tax purposes the Mergers will constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “368 Opinion”) and such opinion is delivered to Parent, then Parent shall cause the Surviving Corporation and Merger Sub II to effect the Second Merger immediately after the consummation of the Merger. In rendering the 368 Opinion, counsel to the Company shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub I, Merger Sub II and the Company. Provided the Company has received the 368 Opinion and the Second Merger has been effected, each of Parent, Merger Sub I, Merger Sub II and the Company shall report the Mergers in a manner consistent with the Intended Tax Treatment.

Section 5.16 Designation of Director. The Parties shall take all actions necessary to provide that as of immediately following the Closing, the Parent Board shall have appointed one (1) individual who serves on the Company Board as of the date of this Agreement and who, as of the date of this Agreement, qualifies as an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual, that is designated by the Company and reasonably acceptable to the Nominating and Corporate Governance Committee of the Parent Board to serve on the Parent Board.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub I and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent, Merger Sub I and the Company):

(a) Stockholder Approval. Parent shall have obtained the Parent Stockholder Approval, and the Company shall have obtained the Company Stockholder Approval.

(b) NYSE Stock Exchange Listing. The Shares of Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Entity and continue to be in effect that prohibits, prevents, or makes illegal the consummation of the Merger or the Parent Stock Issuance.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) Governmental Consents. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated, and (ii) all Filings and Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) required for the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained.

Section 6.2 Conditions to Obligations of Parent and Merger Sub I to Effect the Merger. The obligations of Parent and each Merger Sub to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent or the Merger Subs):

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that the representations and warranties of the Company set forth in (i) the first sentence of Section 3.1(a), and (ii) Sections 3.2(a), 3.2(b), 3.2(d), 3.2(e), 3.3, 3.4(b)(i), 3.6(b) and 3.23 shall be true and correct in all respects (except, with respect to Sections 3.2(a), 3.2(b), 3.2(d) and 3.2(e), to the extent that such inaccuracies would be de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Parent and the Mergers Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) The Company shall have performed or complied with, as applicable, all of the obligations, agreements and covenants (in each case, other than Section 5.6) required by this Agreement to be performed or complied with by it in all material respects and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date hereof, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(d) (i) There shall not be pending any Proceeding by a Governmental Entity seeking to impose a Burdensome Condition, (ii) no Burdensome Condition shall have been imposed or required as a condition to the receipt of any of the Filings or Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) and (iii) none of the Filings or Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) shall contain any Burdensome Condition.

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

(a) The representations and warranties of Parent and each Merger Sub set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; provided, that the representations and warranties of Parent and the Merger Subs set forth in (i) the first two sentences of Section 4.1, and (ii) Sections 4.3(a), 4.3(b), 4.3(d), 4.3(e), 4.4, 4.5(b)(i), 4.7(b) and 4.23 shall be true and correct in all respects (except, with respect to Sections 4.3(a) and 4.3(b), to the extent that such inaccuracies would be de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) Parent and the Merger Subs shall have performed or complied with, as applicable, in all material respects the obligations, agreements and covenants (in each case, other than Section 5.6) required by this Agreement to be performed or complied with by each of them and the Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date hereof, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and the Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval have been obtained, and whether before or after the effectiveness of the Parent Stockholder Consents (except as otherwise specifically stated below):

(a) By the mutual written consent of Parent and the Company;

(b) By either of Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable;

(ii) if the Merger shall not have been consummated by July 2, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Merger to have been consummated by the Outside Date;

(iii) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By the Company:

(i) prior to the receipt of the Parent Stockholder Approval, in the event that (A) a Parent Adverse Recommendation Change shall have occurred, (B) the Parent Board or any committee thereof shall have failed to include the Parent Recommendation in the Joint Proxy Statement

distributed to stockholders, (C) if, following the disclosure or announcement of a Takeover Proposal with respect to Parent (other than a tender or exchange offer described in clause (D) below), the Parent Board shall have failed to reaffirm publicly the Parent Recommendation within five (5) Business Days after the Company requests in writing that such recommendation under such circumstances be reaffirmed publicly, (D) a tender offer or exchange offer is commenced that would, if consummated, constitute a Takeover Proposal with respect to Parent and the Parent Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer (or, in the event of a change in the terms of the tender offer or exchange offer, within ten (10) Business Days of the announcement of such changes); or (E) the Parent Board publicly announces an intention to take any of the foregoing actions;

(ii) prior to the receipt of the Parent Stockholder Approval, if Parent is in Willful Breach of its obligations pursuant to Section 5.4;

(iii) if Parent shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is incapable of being cured by Parent by the Outside Date or, if capable of being cured, shall not have been cured by Parent within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if earlier, the Outside Date); or

(iv) prior to obtaining the Company Stockholder Approval in accordance with, and subject to the terms and conditions of, Section 5.4(b).

(d) By Parent:

(i) prior to the receipt of the Company Stockholder Approval, in the event that (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company Board or any committee thereof shall have failed to include the Company Recommendation in the Joint Proxy Statement distributed to stockholders, (C) if, following the disclosure or announcement of a Takeover Proposal with respect to the Company (other than a tender or exchange offer described in clause (D) below), the Company Board shall have failed to reaffirm publicly the Company Recommendation within five (5) Business Days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, (D) a tender offer or exchange offer is commenced that would, if consummated, constitute a Takeover Proposal with respect to the Company and the Company Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer (or, in the event of a change in the terms of the tender offer or exchange offer, within ten (10) Business Days of the announcement of such changes); or (E) the Company Board publicly announces an intention to take any of the foregoing actions;

(ii) prior to the receipt of the Company Stockholder Approval, if the Company is in Willful Breach of its obligations pursuant to Section 5.4;

(iii) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is incapable of being cured by the Company by the Outside Date or, if capable of being cured, shall not have been cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or, if earlier, the Outside Date); or

(iv) prior to obtaining the Parent Stockholder Approval in accordance with, and subject to the terms and conditions of, Section 5.4(b).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than pursuant to Section 7.3, and the provisions of this Agreement shall terminate, other than those set forth in this Section 7.2, Section 7.3 and Article VIII which provisions shall survive such termination; provided, however, that, subject to the next proviso of this sentence, no such termination shall relieve any Party from liability for any fraud or Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreements, all of which obligations shall survive the termination of this Agreement in accordance with their terms (and notwithstanding anything to the contrary contained in Section 8.6); provided, further, that, in the event any Company Termination Fee is payable by the Company to Parent following a termination of this Agreement pursuant to Section 7.1(d)(ii) or any Parent Termination Fee is payable by Parent to the Company following a termination of this Agreement pursuant to Section 7.1(c)(ii), the payment of any such termination fee shall be the sole and exclusive remedy of the Party receiving such payment in connection with such Willful Breach.

Section 7.3 Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3 (or otherwise as expressly provided in this Agreement) and except for (i) the filing fee under the HSR Act and any fees for similar filings or notices under foreign Laws or regulations and (ii) the expenses in connection with printing and mailing the Joint Proxy Statement required in connection with the actions specified in Section 5.3(a) and the Form S-4 (which such fees and expenses shall be borne, in each case, equally by Parent and the Company), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses.

(b) In the event that this Agreement is terminated by (i) the Company pursuant to Section 7.1(c)(i)(A) following a Parent Adverse Recommendation Change in response to a Parent Intervening Event, then Parent shall pay to the Company a fee in the amount of $402,000,000 (the “Parent Non-Superior Proposal Termination Fee”) on the second Business Day following the date of such termination, (ii) by (A) the Company pursuant to Section 7.1(c)(i) pursuant to clause (B), (C) or (D) thereof or pursuant to clause (A) thereof following a Parent Adverse Recommendation Change in connection with a Superior Proposal or (B) the Company pursuant to Section 7.1(c)(ii), then, in either case, Parent shall pay to the Company a fee in the amount of $302,000,000 (the “Lower Parent Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs on or prior to 5:30 pm New York time on August 17, 2015 (the “Applicable Time”) or in the amount of $367,000,000 (the “Higher Parent Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs subsequent to the Applicable Time, in either case on the second Business Day following the date of such termination; or (iii) by Parent pursuant to Section 7.1(d)(iv), then Parent shall pay to the Company the Lower Parent Superior Proposal Termination Fee if such termination occurs on or prior to Applicable Time or the Higher Parent Superior Proposal Termination Fee if such termination occurs subsequent to Applicable Time, in either case concurrently with, and as a condition to, the effectiveness of, the termination of this Agreement.

(c) In the event that this Agreement is terminated by (i) Parent pursuant to Section 7.1(d)(i)(A) following a Company Adverse Recommendation Change in response to a Company Intervening Event, then the Company shall pay to Parent a fee in the amount of $251,000,000 (the “Company Non-Superior Proposal

Termination Fee”) on the second Business Day following the date of such termination, (ii) by (A) Parent pursuant to Section 7.1(d)(i) pursuant to clause (B), (C) or (D) thereof or pursuant to clause (A) thereof following a Company Adverse Recommendation Change in connection with a Superior Proposal or (B) Parent pursuant to Section 7.1(d)(ii), then, in either case, the Company shall pay to Parent a fee in the amount of $188,000,000 (the “Lower Company Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs on or prior to Applicable Time or in the amount of $229,000,000 (the “Higher Company Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs subsequent to Applicable Time, in either case on the second Business Day following the date of such termination; or (iii) by the Company pursuant to Section 7.1(c)(iv), then the Company shall pay to Parent the Lower Company Superior Proposal Termination Fee if such termination occurs on or prior to Applicable Time or the Higher Company Superior Proposal Termination Fee if such termination occurs subsequent to Applicable Time, in either case concurrently with, and as a condition to, the effectiveness of, the termination of this Agreement.

(d) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv), then the Company shall pay to Parent a fee in the amount of $63,000,000 (the “Company No-Vote Fee”) (i) concurrently with such termination (in the case of termination by the Company) or (ii) on the second Business Day following the date of such termination (in the case of termination by Parent).

(e) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), then Parent shall pay to the Company a fee in the amount of $101,000,000 (the “Parent No-Vote Fee”) (i) concurrently with such termination (in the case of termination by Parent) or (ii) on the second Business Day following the date of such termination (in the case of termination by the Company).

(f) In the event that after the date hereof, (i) a Takeover Proposal with respect to Parent shall have been publicly disclosed, announced or otherwise made public by any Person (other than the Company or any of its Affiliates) (a “Parent Takeover Proposal”), (ii) this Agreement is terminated pursuant to (y) Section 7.1(b)(iii) or (z) Section 7.1(c)(iii) (if, in the case of this clause (z), the breach giving rise to such termination was a Willful Breach) and at the time of such termination the Parent Takeover Proposal has not been withdrawn and remains outstanding, and (iii) within nine (9) months after any such termination referred to in the preceding clause (ii), Parent enters into any definitive agreement providing for any transaction contemplated by any Parent Takeover Proposal (regardless of when made and whether or not the same Parent Takeover Proposal referred to in the preceding clause (i), which transaction is thereafter consummated (regardless of when consummated)) or consummates any transaction contemplated by any Parent Takeover Proposal (regardless of when made and whether or not the same Parent Takeover Proposal referred to in the preceding clause (i)), then Parent shall pay to the Company the Higher Parent Superior Proposal Termination Fee, less the amount, if any, of the Parent No-Vote Fee previously paid by Parent to the Company, concurrently with the occurrence of the consummation of any Parent Takeover Proposal referred to in the preceding clause (iii); provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.3(f), references to “15%” shall be replaced by “50%.”

(g) In the event that after the date hereof, (i) a Takeover Proposal with respect to the Company shall have been publicly disclosed, announced or otherwise made public by any Person (other than Parent or any of its Affiliates) (a “Company Takeover Proposal”), (ii) this Agreement is terminated pursuant to (y) Section 7.1(b)(iv) or (z) Section 7.1(d)(iii) (if, in the case of this clause (z), the breach giving rise to such termination was a Willful Breach) and at the time of such termination the Company Takeover Proposal has not been withdrawn and remains outstanding, and (iii) within nine (9) months after any such termination referred to in the preceding clause (ii), the Company enters into any definitive agreement providing for any transaction contemplated by any Company Takeover Proposal (regardless of when made and whether or not the same Company Takeover Proposal referred to in the preceding clause (i), which transaction is thereafter consummated (regardless of when consummated)) or consummates any transaction contemplated by any Company Takeover Proposal (regardless of when made and whether or not the same Company Takeover Proposal referred to in the preceding clause (i)), then the Company shall pay to Parent the Higher Company Superior Proposal Termination Fee, less the amount, if any, of the Company No-Vote Fee previously paid by the Company to Parent, concurrently with the occurrence of the consummation of any Company Takeover Proposal referred to in the preceding clause (iii); provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.3(g), references to “15%” shall be replaced by “50%.”

(h) In the event that the Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal antitrust Laws) or Section 7.1(b)(ii), and, at the time of such termination, (i) the conditions in Section 6.1(e)(i) shall not have been satisfied and (ii) all of the other conditions set forth in Section 6.1 (other than Section 6.1(c) (solely to the extent the Order giving rise to the failure of such condition relates to applicable U.S. federal antitrust Laws)) and the conditions set forth in Section 6.2 (other than Section 6.2(d)(i) (solely to the extent the Proceeding giving rise to the failure of such condition was brought under applicable U.S. federal antitrust Laws)) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing are capable of being satisfied if the Closing were to occur on the date of such termination), then Parent shall pay to the Company a fee in the amount of $250,000,000 (the “Parent Regulatory Fee”) to the Company within two (2) Business Days following the date of such termination.

(i) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any amount pursuant to this Section 7.3, the non-prevailing Party that is required to pay such any such fee shall pay the prevailing Party entitled to receive such fee its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall (i) (A) the Company be required to pay the Lower Company Superior Proposal Termination Fee, Higher Company Superior Proposal Termination Fee or Company Non-Superior Proposal Termination Fee (each, a “Company Termination Fee” and together, the “Company Termination Fees”) if a Company Termination Fee has already been paid, or (B) a Company Termination Fee or Company No-Vote Fee be payable more than once, or (ii) (A) the Parent be required to pay the Lower Parent Superior Proposal Termination Fee, Higher Parent Superior Proposal Termination Fee or the Parent Non-Superior Proposal Termination Fee (each a “Parent Termination Fee” and together the “Parent Termination Fees”) if a Parent Termination Fee has already been paid, or (B) a Parent Termination Fee or Parent No-Vote Fee be payable more than once.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, Parent or the Merger Subs contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement shall be made to this Agreement that would adversely affect the rights of the Financing Sources as set forth in Sections 8.6, 8.9, 8.12(b), 8.12(c), 8.13 or this Section 8.1 without the consent of the Financing Sources; provided, further, that no amendment, modification or supplement of this Agreement shall be made following receipt of the Company Stockholder Approval or the Parent Stockholder Approval unless, to the extent required by applicable Law or the rules and regulations of the NYSE, approved by the stockholders of the Company or Parent, as applicable.

Section 8.2 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.3 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Parent, Merger Sub I or Merger Sub II, to:

Centene Corporation

7700 Forsyth Blvd.

St. Louis, MO 63105

Attention:  Keith Williamson

Telephone No.: (314) 725-4477

Facsimile No.: (314) 725-5180

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention:  Paul T. Schnell, Esq.

Telephone No.: (212) 735-3000

Facsimile No.: (212) 735-2000

and

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attention:  Jeremy D. London, Esq.

Telephone No.: (202) 371-7000

Facsimile No.: (202) 393-5760

(b) if to the Company, to:

Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

Attention: Kathleen Waters

Phone: (818) 676-8865

Fax: (818) 676-7570

with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Attention:	David W. Pollak
Alec R. Dawson
Eric Tajcher

Telephone No.: (212) 309-6000

Facsimile No.: (212) 309-6001

Section 8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.6 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein) and the Confidentiality Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof (although any provisions of the Confidentiality Agreements conflicting with this Agreement shall be governed by this Agreement) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except, that notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Section 5.9 shall be enforceable by each Person entitled to the benefits of Section 5.9 and his or her heirs and his or her representatives and (ii) the provisions of Section 8.1, this Section 8.6, Section 8.9, Section 8.12(b), Section 8.12(c) and Section 8.13 shall be enforceable by each Financing Source.

Section 8.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.8 Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and the Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that (x) either Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent and (y) Parent and either Merger Sub may assign its rights, but not its obligations, under this Agreement to any Financing Source. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.10 Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 8.12 Enforcement; Exclusive Jurisdiction.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.

(b) Notwithstanding anything contrary in this Agreement, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 8.12(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company agrees that neither it nor any of its Representatives or Affiliates shall have any rights or claims against any Financing

Source in connection with or related to this Agreement, the Financing, the Mergers or the other transactions contemplated hereby or thereby. In addition, no Financing Source shall have any liability or obligation to the Company or any of the Company’s Representatives in connection with or related to this Agreement, the Financing, the Mergers or the other transactions contemplated hereby or thereby, including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. For avoidance of doubt, (i) in no event shall this Section 8.12(c) apply to Parent, whether before or after the Closing, and (ii) from and after the Closing, the foregoing shall not modify or alter in any respect any provision of any definitive loan documentation between or among Parent, the Company (or the Surviving Entity), and any of their Subsidiaries and any Financing Source entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in any such definitive loan documentation, the provisions of such definitive loan documentation shall govern and control.

Section 8.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Definitions. The following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Schedules, Company Disclosure Letter, Parent Disclosure Letter and other documents delivered in connection herewith, shall have the meanings specified in this Section 8.14 or on the corresponding page number of the Index of Defined Terms:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Applicable SAP” means, as to any insurance company or health maintenance organization, the statutory accounting practices prescribed or permitted by applicable Law or Governmental Entities seated in the jurisdiction where such insurance company or health maintenance organization is domiciled and responsible for the regulation thereof.

“ASOPs” means actuarial standards of practice promulgated by the Actuarial Standards Board for use by actuaries when providing professional services in the United States.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, agreement, arrangement, understanding, relationship or otherwise, has or shares (i) the power to vote, or to direct the voting of, such Security, (ii) the power to dispose of, or to direct the disposition of, such Security or (iii) the ability to profit or share in any profit derived from a transaction in such Security, and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided, that, for purposes of determining whether a Person is a Beneficial Owner of such Security, a Person shall be deemed to be the Beneficial Owner of any Securities which may be acquired by such Person pursuant to any Contract, agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such Securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Benefit Plan” means each (i) employee benefit plan (as defined in Section 3(3) of ERISA), (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements, and (iii) employment, termination, severance, change in control, salary continuation, transaction bonus, retention or other contracts or agreements, in each case whether written or oral.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York are authorized or required by Law to be closed.

“CMS” means the Centers for Medicare and Medicaid Services.

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following, and no event, change, effect, development, state of facts, condition, circumstance or occurrence resulting from the following, shall be taken into account, either alone or in combination, in determining whether a Company Material Adverse Effect has occurred for purposes of this definition: (A) any changes in general United States or global economic conditions, (B) any changes in the general conditions of the healthcare, health insurance or managed care industry or any other industry in which the Company or any of the Company Subsidiaries operate, (C) any decline in the market price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably expected to occur), (D) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably expected to occur), (F) the execution and delivery of this Agreement, the public announcement of this Agreement, the Mergers or any other transaction contemplated by this Agreement, the taking of any action required or expressly contemplated by this Agreement (including pursuant to Section 5.8), the failure to take any action expressly prohibited by this Agreement (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (G) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date of this Agreement, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (J) any taking of any action at the written request of or with the written consent of any Party other than the Company, (K) any reduction in the credit rating of the Company or any of the Company Subsidiaries (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably expected to occur), (L) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (M) any litigation or legal proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Mergers; provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in clauses (A), (B), (D), (G), (H), (I) and (L) shall be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred to the extent, and only to the extent, that such fact, circumstance, occurrence, effect, development, change or condition has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the adverse effect such events or changes have on other companies operating in the industries in which the Company and the Company Subsidiaries operate.

“Company Material Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to the Company and the Company Subsidiaries, taken as a whole.

“Company Leased Property” means any real property and improvements now leased by the Company or any Company Subsidiary as of the date hereof.

“Company Rights Agreement” means the Rights Agreement, dated as of July 27, 2006, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent.

“Company Stock Plans” means the Company’s (i) Amended and Restated 1998 Stock Option Plan, (ii) 2005 Long-Term Incentive Plan, (iii) 2006 Long-Term Incentive Plan and (iv) Third Amended and Restated Non-Employee Director Stock Option Plan.

“Confidentiality Agreements” means the confidentiality agreements, each dated June 16, 2015, between Parent and the Company, as each may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument, understanding or obligation, in each case, including all amendments thereto.

“EBITDA” means, with respect to any Person, the sum of (a) consolidated net income, determined in accordance with GAAP, plus (b) without duplication and to the extent deducted in determining such consolidated net income, the sum of (i) consolidated interest expense, (ii) consolidated income tax expense and (iii) all amounts attributed to depreciation or amortization, in each case of such Person and its Subsidiaries.

“Employer Group” means any commercial employer, association, labor union, trust or other commercial group of individuals or Persons which legally contract to provide health benefits on behalf of their eligible employees, members or beneficiaries.

“Environmental Laws” means all federal, state, local and foreign Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Substances, including Laws relating to: (a) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (b) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (c) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c) or (m) of the Code.

“Financing Sources” means the Persons (including the parties to the Commitment Letter) that have committed to provide or otherwise entered into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including petroleum and petroleum products or compounds, gasoline, diesel fuel, solvents, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials and pesticides (a) that can cause harm to living organisms, human welfare or the environment, (b) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws or (c) the presence, handling or management of which requires registration, authorization, investigation or remediation under Environmental Laws.

“Health Insurance Portability and Accountability Act of 1996” or “HIPAA” means 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, as amended.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any capitalized lease obligations and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) trade secrets, (v) Software and (vi) all applications and registrations for the foregoing.

“Joint Proxy Statement” means a proxy statement relating to the adoption and approval of this Agreement and the transactions contemplated hereby by the Company’s stockholders and by Parent’s stockholders.

“Key Employer Group” means any of the top twenty (20) Employer Groups, by state, with whom the Company or any Company Subsidiary does not have an ASO Contract, based on aggregate revenue.

“Knowledge” means the knowledge of (a) with respect to the Company, the persons set forth in Section 8.14(a) of the Company Disclosure Letter and (b) with respect to Parent, the persons set forth on Section 8.14(a) of the Parent Disclosure Letter, in each case, including the knowledge that any such individuals would reasonably be expected to discover or become aware of in the course of the reasonable conduct of his or her duties.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Licensed Company IP” means all Intellectual Property that is licensed to the Company by third parties and is material to the conduct of the business of the Company.

“Licensed Parent IP” means all Intellectual Property that is licensed to Parent by third parties and is material to the conduct of the business of Parent.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (other than those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement throughout which (i) Parent shall have the Required Information; and (ii) the conditions set forth in Section 6.1 and 6.2 (other than the condition set forth in Section 6.1(a)) shall have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions) and nothing has occurred and no condition or state of facts exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period; provided, that if the financial statements included in the Required Information that is available to Parent on the first day of any such 15 consecutive Business Day period would not be sufficiently current on any day during such 15 consecutive Business Day period to permit (x) a registration statement filed by the Company using such financial statements to be declared effective by the SEC on the last day of the 15 consecutive Business Day period and (y) the Company’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures) on the last day of the 15 consecutive Business Day period (any documents complying with the requirements of clauses (x) and (y), mutatis mutandis, “Compliant Documents”), then a new 15 consecutive Business Day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in clauses (x) and (y) above on the last day of such 15 consecutive Business Day period; provided further, that the Marketing Period shall be deemed not to have commenced if, (1) prior to the completion of such 15 consecutive Business Day period, the Company’s independent auditors shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect the applicable Required Information by the Company’s independent auditors, another “big four” accounting firm or another independent public accounting firm reasonably acceptable to Parent, (2) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required under GAAP or (3) the Company shall have been late in filing any material report with the SEC required under the Exchange Act, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured; provided further, that if such 15 consecutive Business Day period has not ended on or before August 21, 2015, it shall not commence before September 8, 2015, such period shall not be required to be consecutive to the extent it would include any date from November 26, 2015 through and including November 29, 2015 (which dates shall not count for purposes of the 15 consecutive business day period), and if such period has not ended on or before December 22, 2015, it shall not commence before January 4, 2016 and in no event will 15 consecutive Business Day period extend beyond the Outside Date. Notwithstanding the foregoing, (i) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Financing or any alternative financing are obtained and are sufficient to consummate the transactions contemplated by this Agreement and (ii) whether or not commenced, if the final day of the Marketing Period would otherwise be later than the third (3rd) Business Day prior to the Outside Date, then the final day of the Marketing Period shall be deemed to be the third (3rd) Business Day prior to the Outside Date. If the Company shall in good faith reasonably believe that it has provided the Required Information to Parent and that the Required Information qualifies as a Compliant Document, the Company may deliver to Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement to deliver Required Information that qualifies as a Compliant Document (in which case, such 15 consecutive Business Day period shall be deemed to have commenced on the date specified in such notice unless Parent in good faith reasonably believes that the Company has not completed the delivery of Required Information that qualifies as a Compliant Document and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent believes the Company has not delivered or does not qualify as a Compliant Document at that time).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Oversight Employee” “ means each employee set forth on Section 8.14(b) of the Company Disclosure Letter.

“Parent Leased Property” “ means any real property and improvements now leased by Parent or any Parent Subsidiary as of the date hereof.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Parent to consummate the Merger and the other transactions contemplated by this Agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole; provided that none of the following, and no event, change, effect, development, state of facts, condition, circumstance or occurrence resulting from the following, shall be taken into account, either alone or in combination, in determining whether a Parent Material Adverse Effect has occurred for purposes of this definition: (A) any changes in general United States or global economic conditions, (B) any changes in the general conditions of the healthcare, health insurance or managed care industry or any other industry in which Parent or any of the Parent Subsidiaries operate, (C) any decline in the market price or trading volume of the Parent Common Stock, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (D) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (F) the execution and delivery of this Agreement, the public announcement of this Agreement, the Mergers or any other transaction contemplated by this Agreement, the taking of any action required or expressly contemplated by this Agreement (including pursuant to Section 5.8), the failure to take any action expressly prohibited by this Agreement (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (G) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date of this Agreement, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (J) any taking of any action at the written request of or with the written consent of any Party other than Parent, (K) any reduction in the credit rating of Parent or any of the Parent Subsidiaries (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (L) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (M) any litigation or legal proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Mergers; provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in clauses (A), (B), (D), (G), (H), (I) and (L) shall be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred to the extent, and only to the extent, that such fact, circumstance, occurrence, effect, development, change or condition has a materially disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, relative to the adverse effect such events or changes have on other companies operating in the industries in which Parent and the Parent Subsidiaries operate.

“Parent Material Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to Parent and the Parent Subsidiaries, taken as a whole.

“Parent Stock Value” means the volume weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the third complete trading day immediately prior to the Closing Date, weighted by the total volume of trading in Parent Common Stock on each such trading day.

“Parent Subsidiary Insurance Agreements” means (a) all of the insurance agreements written by a Parent Regulated Subsidiary reflected in the Parent Disclosure Letter, (b) all other insurance agreements written by Parent Regulated Subsidiary on the same forms as those insurance contracts or policy forms reflected in the Parent Disclosure Letter written by a Parent Regulated Subsidiary between the date of this Agreement and the Closing Date, and (c) renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens imposed by Law, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, covenants, restrictions and other similar nonmonetary encumbrances of record that do not materially impair the use of or value of the property subject thereto,

(v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) any purchase money security interests, equipment leases or similar financing arrangements and (vii) licenses to Intellectual Property in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation or request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Programs” means (i) Medicare (ii) Medicaid, (iii) Medicare-Medicaid plans participating in Capitated Financial Alignment Demonstrations, including California’s program established by California Welfare and Institutions Code Article 5.4 and commonly known as Cal MediConnect, (iv) the Federal Employees Health Benefits Program, (v) TRICARE, (vi) the Military & Family Life Counseling programs, (vii) State Children’s Health Insurance Program (CHIP), (viii) the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program and (ix) any other state or federal health care program, as defined in 42 U.S.C. § 1320a-7b(f).

“Provider Contracts” means a Contract between the Company or any Company Subsidiary, on the one hand, and a Provider, on the other hand, pursuant to which a Provider provides or arranges health care services to a beneficiary under the terms of a health insurance or health benefits program established or administered by the Company or any Company Subsidiary.

“Providers” means all providers of health care, including all hospitals, physicians, physician groups, facilities and ancillary providers

“Regulated Business” means an entity required to be certified, registered or licensed, as applicable, as an insurance company, health care service plan, health care service contractor, health care services organization, third party administrator of benefits (including any independent adjuster), preferred provider program administrator, preferred provider network, organized delivery system, utilization review organization, utilization review agent, utilization review company, private review agent, independent review organization, provider of telephone medical advice, or other entity required to be certified, registered or licensed, as applicable, under the Health Care Laws.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Security” or “Securities” means, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Software” means all computer programs, including any and all software implementations, software databases and compilations.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, (i) of which at least a majority of the Securities or other interests having by their terms voting power to elect a majority of the board of directors (or other governing body or Person(s) performing similar functions or has similar authority) with respect to such corporation, limited liability company, partnership or other entity is directly or indirectly, though one or more intermediaries, beneficially owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Person’s financial statements under GAAP.

“Subsidiary Insurance Agreements” means (a) all of the insurance agreements written by a Company Regulated Subsidiary reflected in the Company Disclosure Letter, (b) all other insurance agreements written by Company Regulated Subsidiary on the same forms as those insurance contracts or policy forms reflected in the Company Disclosure Letter written by a Company Regulated Subsidiary between the date of this Agreement and the Closing Date, and (c) renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith.

“Surviving Entity” means the Surviving Corporation until the Second Merger occurs, then the Surviving Entity shall mean the Final Surviving Corporation.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the Knowledge of the breaching Party and (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Parent, the Company, Merger Sub I and Merger Sub II have duly executed this Agreement, all as of the date first written above.

CENTENE CORPORATION

By:	/s/ Jeffrey A. Schwaneke
	Name:	Jeffrey A. Schwaneke
	Title:	Senior Vice President, Corporate Controller and Chief Accounting Officer

HEALTH NET, INC.

By:	/s/ Jay M. Gellert
	Name:	Jay M. Gellert
	Title:	President and Chief Executive Officer

CHOPIN MERGER SUB I, INC.

By:	/s/ Jeffrey A. Schwaneke
	Name:	Jeffrey A. Schwaneke
	Title:	Chief Financial Officer, Vice President and Treasurer

CHOPIN MERGER SUB II, INC.

By:	/s/ Jeffrey A. Schwaneke
	Name:	Jeffrey A. Schwaneke
	Title:	Chief Financial Officer, Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

Annex B

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of July 2, 2015, among Health Net, Inc., a Delaware corporation (the “Company”) and Michael F. Neidorff (“Stockholder”).

WHEREAS, in order to induce the Company to enter into the Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), with Centene Corporation, a Delaware corporation (“Parent”), Chopin Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Chopin Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, the Company has requested Stockholder, and Stockholder has agreed, to enter into this Agreement with respect to all shares of Parent Common Stock (“Shares”) now or hereafter “beneficially owned” by Stockholder.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

VOTING AGREEMENT; GRANT OF PROXY

Section 1.01 Voting Agreement. Stockholder shall (a) appear at each meeting of the stockholders of Parent or otherwise cause all of the Shares beneficially owned at such time by Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Parent for written consent, if any and (b) vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all Shares beneficially owned at such time by Stockholder: (i) for the Parent Stock Issuance and any actions in furtherance thereof at any meeting of the stockholders of Parent, and at any adjournment or postponement thereof , at which the Parent Stock Issuance and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of Parent (or in response to a request by Parent for written consent with respect thereto) and (ii) against (A) any Takeover Proposal and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the Merger Agreement; provided that nothing contained in this Section 1.01 shall restrict Stockholder from taking any action in his capacity as a director, officer or employee of Parent which is permitted to be taken pursuant to the Merger Agreement.

Section 1.02 Irrevocable Proxy. Stockholder hereby revokes any and all previous proxies granted by Stockholder with respect to Shares beneficially owned by him as of the date of this Agreement. By entering into this Agreement, Stockholder hereby irrevocably grants a proxy appointing, until the termination of this Agreement in accordance with Section 5.03, the Company as Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Stockholder’s name, to vote, or grant a written consent with respect to, any Shares beneficially owned by Stockholder in the manner contemplated by Section 1.01 if and only if Stockholder (i) fails to vote or (ii) attempts to vote such Shares in a manner inconsistent with Section 1.01. The proxy granted by Stockholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of the Company entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Stockholder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement. Notwithstanding the foregoing, the proxy granted by Stockholder pursuant to this Section 1.02 shall be revoked and terminated upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents and warrants to the Company that:

Section 2.01 Authorization. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the capacity of and have been duly authorized by Stockholder. This Agreement constitutes a valid and binding agreement of Stockholder and, assuming this Agreement constitutes a valid and binding agreement of the Company, is enforceable against Stockholder, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity. If any of the Shares beneficially owned by Stockholder constitute community property under applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, Stockholder’s spouse.

Section 2.02 Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law or (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder.

Section 2.03 No Other Voting Agreements. None of the Shares beneficially owned by Stockholder are subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares (except as established hereby) or that would otherwise have the effect of preventing or disabling Stockholder from performing in any material respect any of its obligations under this Agreement.

Section 2.04 Ownership. As of the date hereof, Stockholder is the beneficial owner of less than 5.0% of the issued and outstanding Parent Common Stock. Stockholder is the sole beneficial owner and has and will have at all times through the Closing Date sole beneficial ownership, sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I hereof, and sole power to agree to all of the matters set forth in this Agreement, and has not (i) granted any proxy inconsistent with this Agreement that is still effective, (ii) entered into any voting or similar agreement, or (iii) entered into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer (as defined below), in each case with respect to any of the Shares beneficially owned by Stockholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Stockholder that:

Section 3.01 Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the capacity of and have been duly authorized by the Company. This Agreement constitutes a valid and binding Agreement of the Company and, assuming this Agreement constitutes a valid and binding agreement of Stockholder, is enforceable against the Company, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

Section 3.02 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law or (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument binding on the Company.

ARTICLE 4

COVENANTS OF STOCKHOLDER

Stockholder hereby covenants and agrees that:

Section 4.01 No Proxies for or Encumbrances on Shares. Stockholder shall not, without the prior written consent of the Company, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, (ii) except as provided for on Schedule 4.01 to this Agreement, sell, assign, transfer, encumber or otherwise dispose of (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer of, any Shares during the term of this Agreement, or (iii) create or permit to exist any Lien that could prevent Stockholder from voting the Shares beneficially owned by him in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement. Any attempted Transfer of Shares in violation of this Section 4.01 shall be null and void.

Section 4.02 Additional Shares. Stockholder agrees to promptly notify the Company of any additional Shares he acquires beneficial ownership of after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement. In the event Stockholder acquires in excess of 5.0% of the issued and outstanding Parent Common Stock, Stockholder shall promptly notify the Company and cooperate in connection with any required filings with the United States Securities and Exchange Commission.

Section 4.03 No Solicitation. Stockholder hereby agrees that during the term of this Agreement, Stockholder shall not take any action that Parent is otherwise then prohibited from taking under Section 5.4 of the Merger Agreement.

Section 4.04 Disclosure. Stockholder hereby consents to and authorizes the publication and disclosure by the Company and Parent in any press release or in the Joint Proxy Statement or other disclosure document required in connection with the Merger Agreement or the transactions contemplated thereby, of Stockholder’s identity, the nature of Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such publication or disclosure. As promptly as practicable, Stockholder shall notify the Company of any required corrections with respect to such information previously supplied by Stockholder to the Company or Parent hereunder, if and to the extent Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

ARTICLE 5

MISCELLANEOUS

Section 5.01 Definitional and Interpretative Provisions.

(a) Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

(b) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(c) For purposes of this Agreement, the term “beneficially owned” (and correlative terms) has the meaning ascribed to it in Rule 13d-3 adopted by the SEC under the Exchange Act.

Section 5.02 Further Assurances. The Company and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03 Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earliest to occur of (x) the termination of the Merger Agreement, (y) a Parent Adverse Recommendation and (z) the receipt of the Parent Stockholder Approval (as defined in the Merger Agreement); provided, that, the termination of this Agreement shall not relieve any party of liability for any intentional and material breach prior to such termination. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby on the part of any party hereto.

Section 5.04 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.05 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that the Company may transfer or assign its rights and obligations to any Affiliate of the Company.

Section 5.06 Governing Law; Submission to Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of laws rules thereof. Each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any state appellate court therefrom within the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than such court, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court, and (d) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement. Each of the parties hereto further agrees that notice sent via a nationally recognized overnight courier service to the address set forth below such party’s signature hereto shall constitute sufficient service of process and waives any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement, that (x) the action in such court is brought in an inconvenient forum, (y) the venue of such action is improper or (z) this Agreement or the subject matter hereof may not be enforced in or by such court.

Section 5.07 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.08 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.09 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity (without a requirement for posting of a bond in connection therewith). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the sole and entire agreement of the Stockholder and the Company with respect to the subject matter contained herein, and supersedes all prior and contemporaneous agreements with respect to such subject matter. This Agreement is for the sole benefit of and may be enforced solely by the Company, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the Company) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.11 Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares beneficially owned by Stockholder. All rights, ownership and economic benefits of and relating to such Shares shall remain vested in and belong to Stockholder, and the Company shall not have any authority to direct the Stockholder in the voting or disposition of such Shares except as otherwise provided herein.

Section 5.12 Capacity. Stockholder is entering into this Agreement solely in his capacity as the record holder or beneficial owner of the Shares and nothing herein shall limit or affect any actions taken by Stockholder in his capacity as director or officer of the Company.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Health Net, Inc.

By:	/s/ Jay M. Gellert
Name: Jay M. Gellert
Title: President and Chief Executive Officer

/s/ Michael F. Neidorff
Michael F. Neidorff

Annex C

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of July 2, 2015, among Centene Corporation, a Delaware corporation (“Parent”) and Jay M. Gellert (“Stockholder”).

WHEREAS, in order to induce Parent, Chopin Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Chopin Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, to enter into the Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), with Health Net, Inc., a Delaware corporation (the “Company”), Parent has requested Stockholder, and Stockholder has agreed, to enter into this Agreement with respect to all shares of Company Common Stock (“Shares”) now or hereafter “beneficially owned” by Stockholder.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

VOTING AGREEMENT; GRANT OF PROXY

Section 1.01 Voting Agreement. Stockholder shall (a) appear at each meeting of the stockholders of the Company or otherwise cause all of the Shares beneficially owned at such time by Stockholder to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Parent for written consent, if any and (b) vote or cause to be voted (or deliver or cause to be delivered a written consent with respect to) all Shares beneficially owned at such time by Stockholder: (i) for the adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement, and all agreements in furtherance of the Merger and any actions in furtherance thereof at any meeting of the stockholders of the Company, and at any adjournment or postponement thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company (or in response to a request by the Company for written consent with respect thereto) and (ii) against (A) any Takeover Proposal and (B) any other corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the Merger Agreement; provided that nothing contained in this Section 1.01 shall restrict Stockholder from taking any action in his capacity as a director, officer or employee of the Company which is permitted to be taken pursuant to the Merger Agreement.

Section 1.02 Irrevocable Proxy. Stockholder hereby revokes any and all previous proxies granted by Stockholder with respect to Shares beneficially owned by him as of the date of this Agreement. By entering into this Agreement, Stockholder hereby irrevocably grants a proxy appointing, until the termination of this Agreement in accordance with Section 5.03, Parent as Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Stockholder’s name, to vote, or grant a written consent with respect to, any Shares beneficially owned by Stockholders in the manner contemplated by Section 1.01 if and only if Stockholder (i) fails to vote or (ii) attempts to vote such Shares in a manner inconsistent with Section 1.01. The proxy granted by Stockholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Stockholder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement. Notwithstanding the foregoing, the proxy granted by Stockholder pursuant to this Section 1.02 shall be revoked and terminated upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents and warrants to Parent that:

Section 2.01 Authorization. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the capacity of and have been duly authorized by Stockholder. This Agreement constitutes a valid and binding agreement of Stockholder and, assuming this Agreement constitutes a valid and binding agreement of Parent, is enforceable against Stockholder, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity. If any of the Shares beneficially owned by Stockholder constitute community property under applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, Stockholder’s spouse.

Section 2.02 Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law or (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder.

Section 2.03 No Other Voting Agreements. None of the Shares beneficially owned by Stockholders are subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares (except as established hereby) or that would otherwise have the effect of preventing or disabling Stockholder from performing in any material respect any of its obligations under this Agreement.

Section 2.04 Ownership. As of the date hereof, Stockholder is the beneficial owner of less than 5.0% of the issued and outstanding Company Common Stock. Stockholder is the sole beneficial owner and has and will have at all times through the Closing Date sole beneficial ownership, sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I hereof, and sole power to agree to all of the matters set forth in this Agreement, and has not (i) granted any proxy inconsistent with this Agreement that is still effective, (ii) entered into any voting or similar agreement, or (iii) entered into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer (as defined below), in each case with respect to any of the Shares beneficially owned by Stockholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Stockholder that:

Section 3.01 Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the capacity of and have been duly authorized by Parent. This Agreement constitutes a valid and binding Agreement of Parent and, assuming this Agreement constitutes a valid and binding agreement of Stockholder, is enforceable against Parent, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

Section 3.02 Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law or (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent.

ARTICLE 4

COVENANTS OF STOCKHOLDER

Stockholder hereby covenants and agrees that:

Section 4.01 No Proxies for or Encumbrances on Shares. Stockholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer of, any Shares during the term of this Agreement or (iii) create or permit to exist any Lien that could prevent Stockholder from voting the Shares beneficially owned by him in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement. Any attempted Transfer of Shares in violation of this Section 4.01 shall be null and void.

Section 4.02 Additional Shares. Stockholder agrees to promptly notify Parent of any additional Shares he acquires beneficial ownership of after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement. In the event Stockholder acquires in excess of 5.0% of the issued and outstanding Company Common Stock, Stockholder shall promptly notify Parent and cooperate in connection with any required filings with the United States Securities and Exchange Commission.

Section 4.03 No Solicitation. Stockholder hereby agrees that during the term of this Agreement, Stockholder shall not take any action that Parent is otherwise then prohibited from taking under Section 5.4 of the Merger Agreement.

Section 4.04 Disclosure. Stockholder hereby consents to and authorizes the publication and disclosure by the Company and Parent in any press release or in the Joint Proxy Statement or other disclosure document required in connection with the Merger Agreement or the transactions contemplated thereby, of Stockholder’s identity, the nature of Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such publication or disclosure. As promptly as practicable, Stockholder shall notify the Company of any required corrections with respect to such information previously supplied by Stockholder to the Company or Parent hereunder, if and to the extent Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 4.05 Appraisal Rights. Stockholder agrees not to exercise any rights (including under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.

ARTICLE 5

MISCELLANEOUS

Section 5.01 Definitional and Interpretative Provisions.

(a) Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

(b) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(c) For purposes of this Agreement, the term “beneficially owned” (and correlative terms) has the meaning ascribed to it in Rule 13d-3 adopted by the Securities and Exchange Commission under the Exchange Act.

Section 5.02 Further Assurances. Parent and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03 Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earliest to occur of (x) the termination of the Merger Agreement, (y) a Company Adverse Recommendation and (z) the receipt of the Company Stockholder Approval (as defined in the Merger Agreement); provided, the termination of this Agreement shall not relieve any party of liability for any intentional and material breach prior to such termination. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby on the part of any party hereto.

Section 5.04 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.05 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent.

Section 5.06 Governing Law; Submission to Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of laws rules thereof. Each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any state appellate court therefrom within the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than such court, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court, and (d) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement. Each of the parties hereto further agrees that notice sent via a nationally recognized overnight courier service to the address set forth below such party’s signature hereto shall constitute sufficient service of process and waives any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement, that (x) the action in such court is brought in an inconvenient forum, (y) the venue of such action is improper or (z) this Agreement or the subject matter hereof may not be enforced in or by such court.

Section 5.07 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.08 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.09 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity (without a requirement for posting of a bond in connection therewith). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the sole and entire agreement of the Stockholder and Parent with respect to the subject matter contained herein, and supersedes all prior and contemporaneous agreements with respect to such subject matter. This Agreement is for the sole benefit of and may be enforced solely by Parent, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than Parent) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.11 Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares beneficially owned by Stockholder. All rights, ownership and economic benefits of and relating to such Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to direct the Stockholder in the voting or disposition of such Shares except as otherwise provided herein.

Section 5.12 Capacity. Stockholder is entering into this Agreement solely in his capacity as the record holder or beneficial owner of the Shares and nothing herein shall limit or affect any actions taken by Stockholder in his capacity as director or officer of the Company.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Centene Corporation

By:	/s/ Jeffrey A. Schwaneke
Name: Jeffrey A. Schwaneke
Title: Senior Vice President, Corporate Controller and Chief Accounting Officer

/s/ Jay M. Gellert
Jay M. Gellert

Annex D

[LETTERHEAD OF ALLEN & COMPANY LLC]

July 1, 2015

The Board of Directors

Centene Corporation

7700 Forsyth Boulevard

St. Louis, Missouri 63105

The Board of Directors:

We understand that Centene Corporation, a Delaware corporation (“Centene”), Health Net, Inc., a Delaware corporation (“Health Net”), Chopin Merger Sub I, a Delaware corporation and direct wholly owned subsidiary of Centene (“Merger Sub I”), and Chopin Merger Sub II, a Delaware corporation and direct wholly owned subsidiary of Centene (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Merger Sub I will be merged with and into Health Net, with Health Net as the surviving corporation (the “Merger”), and each outstanding share of the common stock, par value $0.001 per share, of Health Net (“Health Net Common Stock”) will be converted into the right to receive (a) $28.25 in cash (the “Cash Consideration”) and (b) 0.622 of a share of the common stock, par value $0.001 per share, of Centene (“Centene Common Stock” and, such number of shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) and (ii) subject to certain conditions, Health Net will be merged with and into Merger Sub II, with Merger Sub II as the surviving corporation (the “Second Merger” and, together with the Merger, collectively, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

As you know, Allen & Company LLC (“Allen & Company”) has acted as financial advisor to Centene in connection with the proposed Transaction and has been asked to render an opinion to the Board of Directors of Centene (the “Board”) as to the fairness, from a financial point of view, to Centene of the Merger Consideration to be paid by Centene pursuant to the Agreement. For such services, Centene has agreed to pay to Allen & Company separate cash fees contingent upon consummation of the Transaction and in connection with the delivery of this opinion (the “Opinion Fee”). No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. Centene also has agreed to reimburse Allen & Company’s reasonable expenses and to indemnify Allen & Company against certain liabilities arising out of our engagement.

Allen & Company, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen & Company in the past has provided, currently is providing and in the future may provide investment banking services to Centene unrelated to the Transaction, for which services Allen & Company has received and/or may receive compensation, including during the two-year period prior to the date hereof, having acted or acting as financial advisor to Centene in connection with certain potential merger and acquisition transactions and as a co-manager and underwriter in connection with certain senior notes offerings of Centene. Although Allen & Company has not provided during the two-year period prior to the date hereof, and is not currently providing, investment banking services to Health Net for which Allen & Company has received compensation, Allen & Company may provide such services to Health Net and/or its affiliates in the future, for which services Allen & Company would expect to receive compensation. In the ordinary course, Allen & Company as a broker-dealer and market maker and certain of Allen & Company’s affiliates may have long or short positions, either on a discretionary or non-discretionary basis, for Allen & Company’s own account or for those of Allen & Company’s clients, in the debt

D-1

The Board of Directors

Centene Corporation

July 1, 2015

and equity securities (or related derivative securities) of Centene, Health Net or their respective affiliates. The issuance of this opinion has been approved by Allen & Company’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with Centene as well as information which we received during the course of this assignment, including information provided by the managements of Centene and Health Net in the course of discussions relating to the Transaction as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Centene, Health Net or any other entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of Centene, Health Net or any other entity, or conducted any analysis concerning the solvency or fair value of Centene, Health Net or any other entity. We are not actuaries and our services did not include any actuarial determination or evaluation by us, any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto or any analysis of the adequacy of reserves for losses or other matters and, accordingly, we have assumed that each of Centene and Health Net has, and the pro forma combined company will have, adequate reserves for losses and other matters.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms and conditions of the Transaction as reflected in a draft, dated July 1, 2015, of the Agreement;

(ii)	reviewed certain publicly available historical business and financial information relating to Centene and Health Net, including public filings of Centene and Health Net, and historical market prices and trading volumes for Centene Common Stock and Health Net Common Stock;

(iii)	reviewed certain financial information relating to Centene and Health Net, including certain internal financial forecasts, estimates and other financial and operating data of Centene and Health Net provided to or discussed with us by the respective managements of Centene and Health Net (as adjusted, in the case of Health Net forecasts, estimates and other financial and operating data, by the management of Centene);

(iv)	held discussions with the managements of Centene and Health Net relating to the past and current operations and financial condition and prospects of Centene and Health Net;

(v)	held discussions with the management of Centene as to the strategic rationale for, and potential cost savings expected by the management of Centene to result from, the Transaction;

(vi)	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating Centene and Health Net;

(vii)	reviewed certain publicly available financial information relating to selected transactions that we deemed generally relevant in evaluating the Transaction;

(viii)	reviewed the relative contributions of Centene and Health Net to certain financial metrics of the pro forma combined company based on the internal financial forecasts, estimates and other financial and operating data of Centene and Health Net referred to above;

(ix)	reviewed the potential pro forma financial impact of the Transaction on the estimated earnings per share of Centene based on the internal financial forecasts, estimates and other financial and operating data of Centene and Health Net and the potential cost savings referred to above; and

(x)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

D-2

The Board of Directors

Centene Corporation

July 1, 2015

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by Centene and Health Net or their respective representatives or otherwise reviewed by us. With respect to the financial forecasts, estimates and other information and data relating to Centene and the potential cost savings anticipated by the management of Centene to result from the Transaction that we were directed to utilize in our analyses, we have been advised by the management of Centene and we have assumed, with your consent, that such forecasts, estimates and other financial and operating data have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of such management as to the future financial and operating performance of Centene, such cost savings and the other matters covered thereby. With respect to the financial forecasts, estimates and other information and data (as adjusted by the management of Centene) relating to Health Net that we were directed to utilize in our analyses, we have been advised by the managements of Health Net and Centene and we have assumed, with your consent, that such forecasts, estimates and other financial and operating data have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of such managements, as the case may be, as to the future financial and operating performance of Health Net and the other matters covered thereby. We assume no responsibility for and express no view or opinion as to any such financial forecasts, estimates and other financial and operating data or the assumptions on which they are based. We have relied, at your direction, upon the assessments of the managements of Centene and Health Net as to among other things, (i) the potential impact on Centene and Health Net of certain market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the managed care and specialty services sectors of the healthcare industry, including with respect to government subsidized healthcare programs and reimbursement, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees and commercial relationships with hospitals, physicians and other healthcare providers, (iii) the technology and intellectual property of Centene and Health Net and (iv) the ability to integrate the businesses of Centene and Health Net. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Centene, Health Net or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have experienced volatility and we express no opinion or view as to any potential effects of such volatility on Centene, Health Net or the Transaction (including the contemplated benefits thereof). It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view to Centene. This opinion does not constitute a recommendation as to the course of action that the Board or Centene should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by Centene to engage in the Transaction, including in comparison to other strategies or transactions that might be available to Centene or in which Centene might engage. This opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Transaction or otherwise. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the Transaction, or any class of such persons or any other party, relative to the Merger Consideration or otherwise.

D-3

The Board of Directors

Centene Corporation

July 1, 2015

We are not expressing any opinion as to the actual value of Centene Common Stock when issued in the Transaction or the prices at which Centene Common Stock (or any other securities of Centene) or Health Net Common Stock may trade or otherwise be transferable at any time.

In addition, we do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that Centene obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that all governmental, regulatory or other consents, approvals, releases and waivers necessary for consummation of the Transaction will be obtained without delay, limitation, restriction or condition, including any divestiture or other requirements, that would have an adverse effect on Centene, Health Net or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that, if the Second Merger occurs, the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We further have assumed, with your consent, that the final executed Agreement will not differ in any material respect from the draft reviewed by us.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to Centene of the Merger Consideration (to the extent expressly specified herein). Our opinion does not address any other term, aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction, any consent solicitation undertaken in connection with the Transaction or any voting or other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Centene pursuant to the Agreement is fair, from a financial point of view, to Centene.

Very truly yours,

/s/ Allen & Company LLC

ALLEN & COMPANY LLC

D-4

Annex E

July 1, 2015

The Board of Directors of

Centene Corporation

Centene Plaza

7700 Forsyth Boulevard

St. Louis, MO, 63105

Members of the Board of Directors:

We understand that Centene Corporation, a Delaware corporation (“Centene”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Chopin Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Chopin Merger Sub II, Inc., a Delaware corporation (“Merger Sub II”), and Health Net, Inc., a Delaware corporation (“Health Net”), pursuant to which, among other things, Merger Sub I will be merged with and into Health Net (the “Merger”) and each outstanding share of common stock, par value $0.001 per share, of Health Net (“Health Net Common Stock”), other than (i) shares owned, directly or indirectly, by Centene, Merger Sub I, Merger Sub II or Health Net, (ii) shares relating to Company Stock Options, Company RSUs and Company PSUs and (iii) Appraisal Shares ((i) through (iii) together, “Excluded Shares”), will be converted into the right to receive (A) $28.25 in cash, without interest, and (B) 0.622 of a share of common stock, par value $0.001 per share, of Centene (“Centene Common Stock”) (and, if applicable, cash in lieu of fractional shares of Centene Common Stock payable in accordance with the terms of the Merger Agreement) ((A) and (B) together, the “Merger Consideration”). As a result of the Merger, Health Net will become a wholly-owned subsidiary of Centene. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to Centene.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to each of Centene and Health Net that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public projected financial, operating and tax data relating to each of Centene and Health Net prepared and furnished to us by their respective managements;

(iii)	discussed the past and current operations, financial projections and current financial condition of each of Centene and Health Net with their respective managements;

(iv)	reviewed the reported prices and the historical trading activity of each of the Centene Common Stock and the Health Net Common Stock;

(v)	compared the financial performance of each of Centene and Health Net and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Merger with publicly available financial terms of certain transactions that we deemed reasonably comparable to the Merger;

E-1

Letter to Centene Board of Directors

July 1, 2015

(vii)	reviewed the amount and timing of the synergies expected to result from the Merger (the “Estimated Synergies”) as well as the transaction expenses and one-time cash costs arising from the proposed transaction, as estimated by the management of Centene;

(viii)	considered the potential pro forma impact of the Merger on Centene, based on inputs and analysis provided by Centene management;

(ix)	reviewed a substantially final draft of the Merger Agreement; and

(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to Centene and Health Net referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Centene and Health Net as to the future financial performance of the companies under the assumptions reflected therein. We express no view as to any projected financial data relating to Centene or Health Net or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of Centene as to the Estimated Synergies.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have a material and adverse effect on Centene or Health Net or the consummation of the Merger or materially reduce the benefits to Centene of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of Centene or Health Net, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of Centene or Health Net under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to Centene. We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of Centene Common Stock, Health Net Common Stock or any other securities, creditors or other constituencies of Centene or Health Net, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Centene or Health Net, or any class of such persons, whether relative to the Merger Consideration or otherwise.

We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other

E-2

Letter to Centene Board of Directors

July 1, 2015

business or financial strategies that might be available to Centene, nor does it address the underlying business decision of Centene to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Centene Common Stock or Health Net Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of Centene or Health Net will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Centene and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. Centene has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Centene or Health Net pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Centene and Health Net in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Centene, Health Net and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of Centene in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Centene.

Very truly yours,

EVERCORE GROUP L.L.C.

By:
Mark Hanson
Senior Managing Director

E-3

Annex F

July 1, 2015

The Board of Directors

Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA, 91367

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Health Net, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Transaction (as defined below) with Centene Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), by and among the Company, the Acquiror, Chopin Merger Sub I, Inc., a direct wholly owned subsidiary of Acquiror (“Merger Sub I”), and Chopin Merger Sub II, Inc. a direct wholly owned subsidiary of Acquiror (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), the following will occur (collectively, the “Transaction”):

•	Merger Sub I will merge with and into the Company (the “First Merger”), and the Company will become a direct wholly owned subsidiary of Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Acquiror, the Company (whether held in treasury or otherwise) and the Merger Subs and Appraisal Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $28.25 in cash (the “Cash Consideration”) and 0.6220x shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”); and

•	following the First Merger, assuming the satisfaction of certain conditions set forth in the Agreement, the Company will merge with and into Merger Sub II, and Merger Sub II will continue as a direct wholly owned subsidiary of Acquiror.

In connection with preparing our opinion, we have (i) reviewed a draft dated July 1, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses, forecasts and extrapolated forecasts prepared by or at the direction of the management of the Company relating to its business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction provided to us by management of the Company (the “Synergies”); (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Acquiror relating to its business, and reviewed certain extrapolated forecasts prepared by or at the direction of the management of the Company relating to the business of the Acquiror; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that since July 28, 2014, the date on which our original engagement letter with the Company was terminated by the Company, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee upon the delivery of this opinion. We will receive an additional fee from the Company for our services, which will become payable only if the proposed Transaction is consummated. We also may receive an additional fee from the Company upon closing of the proposed Transaction at the discretion of the Company. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. We and our affiliates hold on a proprietary basis approximately 0.15% of the outstanding Company Common Stock and approximately 0.05% of the outstanding Acquiror Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex G

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex H

CENTENE CORPORATION

Proposed Amendment to the Certificate of Incorporation of Centene Corporation to Increase the Authorized Shares of Common Stock

Paragraph (a) of Article FOURTH of the Certificate of Incorporation of the Centene Corporation be amended to read in its entirety as follows:

“(a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 410,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”